
03005703



# FORM 6-K

**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549



Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2003 (September 12, 2003)

THE NEWS CORPORATION LIMITED
(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F__X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes____ No_X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto are copies of the 2003 Annual Report of The News Corporation Limited ("News Corporation"), the 2003 Full Financial Report of News Corporation and the Notice of Annual General Meeting and proxy of News Corporation, for the Annual General Meeting to be held on October 15, 2003 in Adelaide, Australia which were sent to shareholders of News Corporation in Australia.

Also annexed hereto are copies of the Depositary's Notice of Shareholders' Meeting and ADS Voting Instructions which Citibank sent to the holders of American Depository Receipts ("ADR's) evidencing Ordinary Shares and the Depository's Notice of Shareholders' Meeting sent to holders of ADR's evidencing Preferred Limited Voting Ordinary Shares ("Preferred Shares"). Also annexed hereto and sent to both holders of ADR's evidencing Ordinary Shares and Preferred Shares are copies of the Notice of Annual Meeting and the 2003 Annual Information for ADR holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**THE NEWS CORPORATION LIMITED**

Date: September 12, 2003

By: /s/ Arthur M. Siskind
Arthur M. Siskind
Director

## EXHIBIT INDEX

| Exhibit | | Page No. in Sequential Numbering System |
|---|---|---|
| A. | 2003 Annual Report of News Corporation. | |
| B. | 2003 Full Financial Report of News Corporation. | |
| C. | Notice of Annual General Meeting of News Corporation sent to shareholders of News Corporation in Australia. | |
| D. | Depositary's Notice of Shareholders' Meeting for holders of ADRs evidencing Ordinary Shares. | |
| E. | ADS Voting Instructions to Citibank. | |
| F. | Depositary's Notice of Shareholders' Meeting for holders of ADRs evidencing Preferred Shares. | |
| G. | Notice of Annual General Meeting of News Corporation sent to holders of ADR's evidencing Ordinary and Preferred Shares of News Corporation. | |
| H. | 2003 Annual Information for ADR holders. | |

# EXHIBIT A

# News Corporation

Annual Report
2003


THE AUSTRALIAN
SADDAM FA
BREAKING NEWS
STAR
न्यूज़
SKYFO

# News Corporation: A Half-Century of Delivering Quality and Choice

Over the past fifty years, as News Corporation has grown from the publisher of a South Australian afternoon newspaper into the world's most international media provider, the Company has distinguished itself by delivering two things above all else: quality and choice. Our commitment to providing consumers with unprecedented excellence and unprecedented variety has guided our work as the supplier of films and television shows; the publisher of newspapers, books and magazines; and a global pioneer in broadcast, satellite and cable television. Whether creating a once-unthinkable fourth broadcast television network in the United States or launching the first independent television service in Bulgaria; whether founding Asia's leading diversified media company or supplying the American cable television industry with some of its most daring and dynamic channels, News Corporation has consistently provided viewers and readers with more and better options when it comes to the news, sports, information and entertainment they demand. That is our pride, our privilege and our continuing commitment: to increase the knowledge and the pleasure of the families we serve.

A.C.N. 007 910 330



## The News Corporation Limited As of June 30, 2003

### NEWSPAPERS

**United States**
New York Post

**United Kingdom**
The Times
The Sunday Times
The Sun
News of the World
TSL Education

**Australia**
More than 100 national, metropolitan, suburban, regional and Sunday titles, including the following:
- The Australian
- The Weekend Australian
- The Daily Telegraph
- The Sunday Telegraph
- Herald Sun
- Sunday Herald Sun
- The Courier-Mail 42%
- Sunday Mail (Brisbane) 42%
- The Advertiser
- Sunday Mail (Adelaide)
- The Mercury
- Sunday Tasmanian
- The Sunday Times
- Northern Territory News
- Sunday Territorian

**Fiji**
The Fiji Times
Sunday Times
Nai Lalakai
Shanti Dut

**Papua New Guinea**
Post-Courier 63%

### FILMED ENTERTAINMENT

**United States**
Fox Filmed Entertainment (a)
- Twentieth Century Fox Film Corporation
- Fox 2000 Pictures
- Fox Searchlight Pictures
- Fox Music
- Twentieth Century Fox Home Entertainment
- Twentieth Century Fox Licensing and Merchandising
- Twentieth Century Fox Television
- Fox Television Studios
- Twentieth Television
- Regency Television (b) 50%
- Blue Sky Studios

**Australia**
Fox Studios Australia (b)

**Latin America**
Fox Studios Baja (a)
Canal Fox (a)

### TELEVISION

**United States**
FOX Broadcasting Company (a)
Fox Television Stations (a)

| | |
|---|---|
| WNYW | New York, NY |
| WWOR | New York, NY |
| KTTV | Los Angeles, CA |
| KCOP | Los Angeles, CA |
| WFLD | Chicago, IL |
| WPWR | Chicago, IL |
| WTXF | Philadelphia, PA |
| KDFW | Dallas, TX |
| KDFI | Dallas, TX |
| WFXT | Boston, MA |
| WTTG | Washington DC |
| WDCA | Washington DC |
| WAGA | Atlanta, GA |
| WJBK | Detroit, MI |
| KRIV | Houston, TX |
| KTXH | Houston, TX |
| KMSP | Minneapolis, MN |
| WFTC | Minneapolis, MN |
| WTVT | Tampa Bay, FL |
| KSAZ | Phoenix, AZ |
| KUTP | Phoenix, AZ |
| WJW | Cleveland, OH |
| KDVR | Denver, CO |
| WRBW | Orlando, FL |
| WOFL | Orlando, FL |
| KTVI | St. Louis, MO |
| WDAF | Kansas City, MO |
| WITI | Milwaukee, WI |
| KSTU | Salt Lake City, UT |
| WBRC | Birmingham, AL |
| WHBQ | Memphis, TN |
| WGHP | Greensboro, NC |
| KTBC | Austin, TX |
| WUTB | Baltimore, MD |
| WOGX | Gainesville, FL |

**Europe**
Balkan News Corporation

**Asia**
STAR
- STAR Plus
- STAR News
- STAR Movies
- STAR Mandarin Movies
- STAR World
- STAR Gold
- STAR Chinese Channel

(a) Held by News Corporation's 81%-owned Fox Entertainment Group (FEG)
(b) Reflects percentage held by News Corporation's 81%-owned FEG
(c) Fox Regional Sports Networks are all 100%-owned except Fox Sports Net South, which is 88%-owned, and Sunshine Network which is 94% owned






PREY
SEAN HANNITY



ESPN STAR Sports 50%
Channel [V]
Xing Kong Wei Shi
Vijay Television 51%

**Latin America**
Cine Canal (b) 23%
Telecine (b) 13%

**Australia and New Zealand**
Premium Movie Partnership (b) 20%

## CABLE NETWORK PROGRAMMING

**United States**
Fox News Channel (a)
Fox Cable Networks Group (a)
FX
Fox Movie Channel
Fox Regional Sports Networks (13 owned and operated) (c)
Regional Programming Partners (b) 40%
Fox Sports World
SPEED Channel
Fox Pan American Sports (b) 38%
Rogers Sports Net (b) 20%
National Sports Partners (b) 50%
National Advertising Partners (b) 50%
National Geographic Channel - Domestic (b) 67%
National Geographic Channel - International (b) 50%
Los Angeles Dodgers
STAPLES Center (b) 40%

**Australia**
Fox Sports Australia 50%

## DIRECT BROADCAST SATELLITE TELEVISION

**Europe**
Sky Italia 80%
Sky Sport
Calcio Sky
Sky Cinema
Sky TG 24
British Sky Broadcasting 35%
Sky News
Sky Sports
Sky Travel
Sky One
Sky Movies

**Latin America**
Sky Latin America DTH Platforms
Mexico - Innova 30%
Brazil - Sky Brasil 49%
Sky Multi-Country Partners 30%

**Australia**
FOXTEL 25%

**Asia**
Phoenix Satellite Television 38%
Hathway Cable and Datacom 26%
China Network Systems (18 Affiliated Cable Systems) 20%
SKY PerfecTV! 8%

## MAGAZINES AND INSERTS

**United States and Canada**
News America Marketing
In-Store
FSI (SmartSource Magazine)
SmartSource iGroup
News Marketing Canada
The Weekly Standard
Gemstar-TV Guide International 43%

**Australia**
InsideOut
donna hay

## BOOK PUBLISHING

**United States, Canada, Europe and Australasia**
HarperCollins Publishers

## OTHER

**Europe**
NDS 78%
Broadsystem Ventures
The Wireless Group 19%
Convoys Group
Sky Radio 93%
News Outdoor Group 75%

**Australia and Asia**
National Rugby League 50%
News Interactive
Festival Records
Newspoll 50%
UTV Software Communications 20%

The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of The News Corporation Limited, its Directors or its Officers with respect to, among other things, trends affecting the group's financial condition or results of operations. Readers of this document are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

# Financial Highlights

(AUSTRALIAN DOLLARS, IN MILLIONS EXCEPT FOR EARNINGS PER SHARE)

| *Year ended June 30,* | 2003 | 2002 | 2001 |
|---|---|---|---|
| Revenues | $29,913 | $ 29,014 | $25,578 |
| Operating Income | $ 4,352 | $ 3,542 | $ 3,093 |
| Associated entities, before Other items | $ (159) | $ (314) | $ (162) |
| Income before Other items | $ 1,898 | $ 1,217 | $ 1,282 |
| Other items, net | $ (90) | $ (13,179) | $ (2,028) |
| Net Profit | $ 1,808 | $ (11,962) | $(746) |
| **Earnings per share** | | | |
| Income before Other items | $ 0.36 | $ 0.23 | $ 0.30 |
| Net Profit | $ 0.34 | $ (2.43) | $ (0.19) |
| **Financial Position** | | | |
| Assets | $67,747 | $ 71,441 | $84,961 |
| Debt | $12,429 | $ 15,441 | $18,805 |

**Operating Income by Geographic Segment 2003** **Revenues by Geographic Segment 2003**


United States 81%
Europe 12%
Australasia 7%
United States 76%
Europe 16%
Australasia 8%

Note: These financial highlights are taken from the Concise Financial Report.

# Financial Highlights

(U.S. DOLLARS, IN MILLIONS EXCEPT FOR EARNINGS PER ADR)

| *Year ended June 30,* | 2003 | 2002 | 2001 |
|---|---|---|---|
| Revenues | $ 17,474 | $ 15,195 | $ 13,802 |
| Operating Income | $ 2,532 | $ 1,855 | $ 1,669 |
| Associated entities, before Other items | $ (93) | $ (165) | $ (88) |
| Income before Other items | $ 1,100 | $ 636 | $ 691 |
| Other items, net | $ (54) | $ (6,901) | $ (1,136) |
| Net Profit | $ 1,046 | $ (6,265) | $ (445) |
| **Earnings per ADR** | | | |
| Income before Other items | $ 0.83 | $ 0.49 | $ 0.64 |
| Net Profit | $ 0.79 | $ (5.09) | $ (0.46) |
| **Financial Position** | | | |
| Assets | $ 44,963 | $ 40,293 | $ 42,999 |
| Debt | $ 8,249 | $ 8,709 | $ 9,517 |

**Operating Income by Industry Segment: 2003 versus 2002**



Filmed Entertainment
641
473
Television
851
458
Cable Network Programming
430
199
Direct Broadcast Satellite Television
(68)
N/A
Magazines/Inserts
256
235
Newspapers
400
430
Book Publishing
133
118
Other
(111)
(58)


**Revenues by Industry Segment: 2003 versus 2002**



Filmed Entertainment
4,486
4,040
Television
4,763
4,274
Cable Network Programming
2,270
1,869
Direct Broadcast Satellite Television
220
N/A
Magazines/Inserts
923
864
Newspapers
2,718
2,411
Book Publishing
1,162
1,078
Other
932
659


▧ 2002 ■ 2003

Note: These financial highlights are taken from the Concise Financial Report.

# CHIEF EXECUTIVE'S review

Each year, as I have sat down to summarize for you the previous twelve months of activity at News Corporation, I have done so with pride – but also with some reluctance and inevitable repetition. The reluctance has come from my belief that no single letter can accurately describe the yearlong progress of a company as diverse and dynamic as ours. The repetition has been my annual restatement of our Company's vision, a vision that has not changed or blurred in the past 50 years. This consistency may not have made for spectacular reading over the decades; however, I am pleased to report that it has made for a spectacular company. This year, our overwhelming success prompts me to write you with pleasure – and without reluctance – of a Company whose yearly adherence to its vision has delivered outstanding earnings, great strength and even greater prospects.

Throughout News Corporation's evolution, our goal has been to create a Company as unified, as logical and as creative as possible. Our vision has been one of a media company that is as well-integrated as it is international; one capable of delivering short-term results as well as building long-term value. We have worked to build a company with the agility to seize strategic opportunities when they arise, with the foresight to anticipate challenges and with little patience for conventional wisdom. In fiscal 2003, that vision translated into record results.

Financially and operationally, the past fiscal year was the single most successful in News Corporation's history. Our full-year revenues rose 15 percent to US$17.5 billion and our operating income increased 36 percent to a record US$2.5 billion. We posted record profits at our film, cable television and book publishing businesses as well as at our Australian newspapers, our pan-Asian operations and our U.S. television stations group. We grew audiences and market share and improved operating margins Company-wide. Our increased cash flow enabled us to lower debt and substantially strengthen our balance sheet. And with two major agreements forged during the year, the Company is in excellent position – strategically as well as operationally – to build on our success going forward.

Perhaps most significantly, in fiscal 2003, these many gains were broadly distributed across all our segments.

We posted record profits at our film, cable television and book publishing businesses as well as at our Australian newspapers, our pan-Asian operations and our U.S. television stations group.

At our television segment, operating income rose US$393 million to US$851 million, spurred by dramatic improvements at the FOX Broadcasting Company as well as the mounting success of the Fox Television Stations and STAR. At the network, hit shows like *American Idol* and *Joe Millionaire* helped FOX to lift full-year primetime ratings by 16 percent while winning both the February and May sweeps among Adults 18-49 for the first time ever. Just as important, FOX achieved ratings gains across its schedule as shows from *The Simpsons* to *24* and from *That '70s Show* to *Bernie Mac* all increased their viewership. As a result, the network finished the 2002-2003 broadcast season number one among Teens, number one among Adults 18-34 and a very close number two among Adults 18-49.

Meanwhile, strong advertising revenues and climbing market share across our Fox Television Stations helped the group to post considerable gains in revenue and operating income. By following our duopoly strategy, we have substantially lowered operating costs and increased efficiency across our stations group. As with any industry



**Rupert Murdoch**
Chairman and
Chief Executive

innovation, our duopoly efforts are a work-in-progress; but we are greatly encouraged by the results thus far.

And in Asia, after years of diligent work, STAR celebrated its first full year of operating profitability. By driving up both subscription and advertising revenues while improving efficiency, STAR posted a substantial rise in operating income year-over-year. Furthermore, we are making great strides in the development of Xing Kong Wei Shi, our landmark Mandarin entertainment channel, whose popularity and distribution grew significantly during the year. Given that development, coupled with our flourishing operations in India, STAR is poised for growing success across the diverse and populous markets it serves.

Our Filmed Entertainment businesses also achieved outstanding results in the past year as operating income reached a record US$641 million, besting last year's record income by 36 percent. These gains were the result of our continued creative excellence as well as better cost containment and heightened success in capitalizing on the explosion of the home entertainment market. Bolstering our results were the strong theatrical debut of *Daredevil* in February; the record-breaking worldwide theatrical release of *X2: X-Men United* in May; a reliably successful series of films including *One Hour Photo, Brown Sugar, Drumline, Just Married* and *Phone Booth*; and the global home entertainment performance of *Behind Enemy Lines, Shallow Hal* and, in particular, the phenomenal *Ice Age.* Also contributing to our gains in Filmed Entertainment was our thriving television production business, where higher syndication profits from shows like *The Simpsons, King of the Hill* and *X-Files* as well as revenues from our pioneering efforts in television home entertainment combined to drive up earnings.

But as well as our film businesses are performing, I believe the long-term strength of our Company comes from our ability to foresee and actively confront problems as well. In addition to repeatedly leading at the box office during the year – with five of our movies opening the box office at number one – News Corporation was a leader in both Hollywood and Washington in our efforts to devise solutions to and educate the public about the threat of digital piracy. With the urgent attention of the industry's leaders, we can effectively combat this growing problem.

Certainly our work in Cable Network Programming has exemplified the Company's vision of seizing competitive opportunities. Nowhere are those principles – and the rewards they enable – more apparent than at Fox News Channel. Seven years ago, I was told many times by many "experts" that a start-up news channel stood no chance against the entrenched cable news leader and was doomed to fail. This year, Fox News celebrated its first full year as the number-one cable news channel by more than doubling its operating income while achieving the highest ratings growth of all news channels. In a year of international warfare and trying global events, Fox News was not only a valuable news source but a cultural phenomenon across the U.S.

FOX achieved ratings gains across its schedule as shows from *The Simpsons* to *24* and from *That '70s Show* to *Bernie Mac* all increased their viewership.

Meanwhile, FX improved ratings and subscribers as well as advertising and affiliate revenues on the strength of its original movies like *44 Minutes*, which premiered to the highest ratings in the network's history, and original series such as *The Shield*, which earned both Emmy and Golden Globe Awards. And Fox Sports Net's continued leadership in local sports programming drove considerable ratings and subscriber gains during the year.

# review

These channels have grown to be more than individual success stories; they have become reliable blueprints for the development of our newer cable channels. Already our 67 percent-owned National Geographic Channel has rapidly expanded to reach 43 million homes in the U.S., while SPEED Channel, the premier cable channel for auto racing fans, has grown to reach 57 million. And with the launch of our extreme sports channel, FUEL, in July 2003, we are working to replicate the trajectory – and the leadership – of our primary channels while striking a balance of established and emerging assets.

One of the greatest advantages of a well-integrated worldwide company is our ability to respond to events with international strength: to share expertise, resources and

One of the greatest advantages of a well-integrated worldwide company is our ability to respond to events with international strength: to share expertise, resources and personnel across platforms and across the globe.

personnel across platforms and across the globe. Just as Fox News Channel in the U.S. and Sky News in London cooperated to produce the most brilliant war coverage on television – and were rewarded for their combined efforts with record viewership numbers – so did our newspapers share their strengths in order to cover the war in Iraq with journalistic excellence and mutual support. Across the U.K., our newspapers increased their market share and ad revenues – although operating income for the year was brought down by the *The Sun*'s fighting and winning a lengthy price war initiated by its closest competitor. Nonetheless, *The Sun* emerged at the end of the year having made a great deal of hard-won progress to improve its leadership position; and with its cover price restored, we look forward to a return to the steady profit growth that has been the hallmark of our U.K. papers. In Australia, our papers improved both advertising and circulation revenues to achieve a 10 percent rise in operating income. And in the U.S., our *New York Post* was the country's fastest-growing major newspaper, increasing its circulation by more than 10 percent for the fifth six-month audit period in a row. The *Post* is now the eighth-largest daily paper in the U.S., and we are confident that, given its current momentum, it will soon be outselling its principal rival.

The performance of BSkyB, 35 percent-owned by News Corporation, is yet another illustration of our vision fulfilled: of our resolve, as in our 1998 decision to convert Sky's service to digital; of our patience, given our work over the past five expensive years to nurture the fruits of that decision; and of the satisfaction that has come as we have seen our strategy turn into profits. In fiscal 2003, with the platform's return to positive earnings, BSkyB added nearly 750,000 direct-to-home satellite subscribers to grow its subscriber base to nearly seven million. During the year, Sky maintained its industry-low churn while launching a variety of new interactive services that boosted revenues. As important, BSkyB is providing a model for multi-channel television success that we can and will use to improve our direct-to-home operations around the world.

Indeed, our Company's integrated structure enables us to meet new challenges with our greatest strengths and best practices culled from assets across the globe. This is precisely what we plan to do with the two major strategic agreements that we reached this past year: two developments that I believe are not only positive but transformative for our Company. The first of these significant developments was our agreement, in April, to acquire 34 percent of Hughes Electronics, including its DIRECTV platform: the leading digital satellite television service in the U.S. Pending regulatory approvals for the deal, which we hope to secure by the end of the calendar year, our plan to offer enhanced interactive services, technological

Enhanced interactive services, technological innovations and improved marketing and customer service will provide both superior service for American consumers and accelerated growth for shareholders.

innovations and improved marketing and customer service will provide both superior service for American consumers and accelerated growth for shareholders. For News Corporation, completing this transaction would mark the culmination of our longtime pursuit of satellite TV distribution in the U.S. – and provide the missing link in an unprecedented global satellite television platform.

A second strategic objective was realized with our launch, shortly after the close of the fiscal year, of an unprecedented satellite television service in the Italian market. Sky Italia was created in April by merging our Stream platform with its former rival, Telepiu. The combined platform, 80.1 percent-owned by News Corporation and 19.9 percent by Telecom Italia, began service to more than two million subscribers in July 2003 and is already showing signs of solid growth. Given Italy's limited free-to-air services and absence of cable, the appetite of Italian viewers for high-quality television and our ability to contain piracy, we have great hopes that Sky Italia will soon become a major profit contributor.

Both Hughes Electronics and Sky Italia, as distribution platforms, will enhance the long-term strength of our Company as a whole, providing us with a better balance of advertising-dependent and non-ad-dependent revenues.

Of course, the past year was not without its hurdles. In response to the underperformance of Gemstar-TV Guide, we set about reviving that asset's potential with an operational and management restructuring that we are confident will put the business back on track. Although there remains much work to be done, progress has been made – particularly at *TV Guide*, whose circulation continues to lead all other weekly magazines in the U.S.

Across the Company, fiscal 2003 was a year in which nearly every one of our businesses achieved substantial growth and meaningful improvements. HarperCollins once again posted record profits and more than 150 best-selling titles worldwide. From the increasing prominence of our Washington, D.C.-based political magazine, *The Weekly Standard*, to the steady market share gains at News America Marketing; from the Australian television leadership of FOXTEL to the digital television innovations of NDS, all our assets performed extremely well and have considerable operational momentum going forward.

During a demanding year of international conflict, economic uncertainty and fierce competition in the media industry, News Corporation has excelled. That excellence is due to the dedication of our stable team of managers; to the hard work and exceptional skills of our more than 35,000 employees around the world; and to the guiding vision that we first set forth 50 years ago. Among our greatest responsibilities is to continue to reward our shareholders with strong results. And while we are proud of having fulfilled that promise in fiscal 2003, we are more determined than ever to do so even more rewardingly in the future.



FILMED ENTERTAINMENT

# box office hits

Following its record-breaking debut in May as the widest global release in history, *X2: X-Men United* grossed more than US$400 million in worldwide box office by the end of fiscal 2003

During the year, five of the Group's films opened at number one at the box office: *Swimfan, Just Married, Daredevil, Phone Booth* and *X2: X-Men United*






53rd Street Studio



From unconventional art films to international blockbusters, from groundbreaking American television series to a vast library of home entertainment titles, News Corporation's filmed content is as diverse as its consumers.

In fiscal 2003, nearly 80 percent of the Group's film releases were on track to be profitable. This remarkable string of box office hits included low-budget success stories like *Drumline, Just Married, Like Mike* and *Phone Booth* as well as the global popularity of *Daredevil* and the record-breaking theatrical performance of *X2: X-Men United.* 20th Century Fox's video and DVD business continued to thrive, fueled by the success of *Ice Age, Shallow Hal, Behind Enemy Lines* and other titles. Meanwhile, the Company's 20th Century Fox Television and Fox Television Studios once again supplied the major American broadcast networks with many of their most successful shows – in addition to providing syndication hits carried on myriad networks and channels.

Given all these creative strengths, News Corporation is in an exceptional position to answer the growing call for quality filmed entertainment for years to come.

News Corporation's video and DVD business achieved a sixth consecutive year of record profits

More than 23 million videos and DVDs of *Ice Age* were sold worldwide by the end of the fiscal year







The Group's Filmed Entertainment earnings were bolstered by profits from syndication hits *The X-Files, King of the Hill* and *Dharma & Greg*



- The Emmy Award-winning ***Malcolm in the Middle***, a joint production of Fox Television Studios and Regency, continued to achieve number-one ratings in its time slot

- For the 2003-2004 broadcast season, Twentieth Century Fox Television is scheduled to supply 24 series for the major American networks, including 12 new shows


C·83
63·B
2
BUFFY THE VAMPIRE SLAYER
JOSS WHEDON
RAYMOND STELLA

**TELEVISION**

# top-rating

The conclusion of *Joe Millionaire* was the highest-rating entertainment program in FOX's history–and the highest-rating entertainment program on any American broadcast network in more than two years

FOX's thriller *24* achieved the greatest ratings growth of any drama on any network, while *The Simpsons* delivered its highest ratings in more than seven years



An innovative provider of high-quality television around the world, News Corporation has created groundbreaking platforms and award-winning original programming.

In fiscal 2003, the Group bolstered its leadership in television with dramatic gains in the U.S. and strong growth in Asia. During the most successful year in the history of the FOX Broadcasting Company, FOX achieved the greatest ratings improvement of any major American network while airing several of the season's most celebrated programs. For the first time ever, FOX won both the crucial February and May sweeps, surpassing all other networks in the heightened competitions that determine advertising rates. This explosive progress boosted ad revenues across the FOX stations of the television stations group, where the Group has developed duopolies in the most competitive U.S.

FOX's smash hit *American Idol* drew more than 38 million viewers to its finale and was voted program of the year by the Television Critics Association





markets. And in Asia, STAR – in its first full year of operating profitability – substantially improved its operating income as the platform continued to increase its viewers and to expand a variety of services ranging from radio to television to interactive digital cable TV.

Whether delivering classic Bollywood films to viewers in India or providing local news, sports and weather to towns and cities across the U.S., News Corporation is an unparalleled supplier of top-quality television to one community at a time.


JOE
LIONAIRE



**Fox Television Stations**

| | |
|---|---|
| WNYW | New York, NY |
| WWOR | New York, NY |
| KTTV | Los Angeles, CA |
| KCOP | Los Angeles, CA |
| WFLD | Chicago, IL |
| WPWR | Chicago, IL |
| WTXF | Philadelphia, PA |
| KDFW | Dallas, TX |
| KDFI | Dallas, TX |
| WFXT | Boston, MA |
| WTTG | Washington DC |
| WDCA | Washington DC |
| WAGA | Atlanta, GA |
| WJBK | Detroit, MI |
| KRIV | Houston, TX |
| KTXH | Houston, TX |
| KMSP | Minneapolis, MN |
| WFTC | Minneapolis, MN |
| WTVT | Tampa Bay, FL |
| KSAZ | Phoenix, AZ |
| KUTP | Phoenix, AZ |
| WJW | Cleveland, OH |
| KDVR | Denver, CO |
| WRBW | Orlando, FL |
| WOFL | Orlando, FL |
| KTVI | St. Louis, MO |
| WDAF | Kansas City, MO |
| WITI | Milwaukee, WI |
| KSTU | Salt Lake City, UT |
| WBRC | Birmingham, AL |
| WHBQ | Memphis, TN |
| WGHP | Greensboro, NC |
| KTBC | Austin, TX |
| WUTB | Baltimore, MD |
| WOGX | Gainesville, FL |

At Fox Television Stations, strong advertising growth and market share gains drove up revenues 13 percent


fox5
FOX4
NEWS
13

In August 2002, the Group completed its acquisition of WPWR-TV in the Chicago market, giving the Fox Television Stations group duopolies in the top three American television markets

# one

The FOX Broadcasting Company reigned as the number-one American television network among Adults 18-34 and Teens




NASCAR
TAURUS


C.F.D.



- In January 2003, STAR Plus supplied a record 50 of the 50 most popular programs on Indian cable television

- STAR's promising Mandarin entertainment channel in China, Xing Kong Wei Shi, expanded its landing rights to become available in high-quality hotels and Chinese compounds

**Fox News Channel out-rated not only its rival news channels but all other basic cable channels in the U.S. for the entire third quarter of fiscal 2003: the first time a news network has won a quarter since 1991**

---

**During the year, Fox News secured new distribution deals in India, Italy, Scandinavia, Poland, Israel and Turkey, expanding an international base of subscribers that includes Japan, Britain, Australia, Asia, Europe and Latin America**



In the past few years, News Corporation has created and launched channels that have reinvigorated the American cable television market. Whether providing a dynamic alternative in 24-hour news, developing a general entertainment channel on the strength of original programming or supplying beloved local sports to viewers across the U.S., News Corporation continues to offer cable television subscribers exceptional viewing choices.

In fiscal 2003, Fox News Channel for the first time ranked number one among cable news networks for the entire year. In July 2002, having surpassed the 80 million-subscriber mark, Fox News officially became the fastest-growing cable channel in history. FX, which also reached more than 80 million homes during the year, continued its brisk growth and successful streak of original movies and hit series. And Fox Sports Net, America's favorite provider of premier local sports programming, increased its ratings, revenues and subscribers throughout the year. With the mounting success of SPEED Channel, the nation's fastest-growing sports network; the phenomenal popularity of the Emmy Award-winning National Geographic Channel; and the launch in July 2003 of FUEL, the Group's new extreme sports channel, News Corporation's channels will continue to challenge and change the cable television market.

CABLE NETWORK PROGRAMMING

# award-winning

FX's original drama series *The Shield*, co-produced by Fox Television Studios, made history as the first basic cable series to win Emmy and Golden Globe Awards for outstanding lead actor and outstanding drama series




news

Fox News' *The O'Reilly Factor* remained the most-watched show in all of American cable news—a position it assumed in November 2001.




BEST
SPORTS






best
In June 2003, FX's original movie *44 Minutes: The North Hollywood Shootout* – produced by Fox Television Studios – drew 6.1 million viewers, making it the best-rating program in FX's history.



- The Group's 67 percent-owned National Geographic Channel added nearly 15 million subscribers during the year to reach 43 million homes across the U.S.
- At SPEED Channel, primetime ratings increased 31 percent over the prior year as the channel expanded to more than 57 million homes
- Shortly after the fiscal year, the Group launched FUEL, its extreme sports channel, into nearly five million homes


CRAFTSMAN
MOPAR
DODGE
GOODYEAR
CLEVITE
76
COMP
MOPAR


FOXTEL


SKY
Immagina che...

News Corporation's satellite television operations put the Group at the vanguard of direct-to-home broadcasting. In fiscal 2003, News Corporation took two important steps to expand this leadership – and to continue to provide top-quality digital satellite television to markets around the world.

In April, News Corporation completed the merger of its Italian platform Stream with formal rival Telepiu, creating News Corporation's 80 percent-owned Sky Italia: a television platform of unique quality in the underserved Italian market. Also in April, the Group agreed to acquire 34 percent of Hughes Electronics, whose businesses include DIRECTV, the leading DTH satellite television provider in the U.S. The Group awaits regulatory and other approvals for the transaction, which is expected to be completed by the end of calendar 2003 or early in 2004. Meanwhile, 35 percent-owned BSkyB grew its number of digital direct-to-home subscribers to 6.8 million as it continued to diversify its services and to satisfy the mounting demand for digital television across the U.K. And 25 percent-owned FOXTEL continued to serve as Australia's preferred source of subscription television, providing an array of channels from 39 different Australian and international media companies.

Through these and other services, News Corporation will continue to offer consumers great choices and extraordinary quality in the multi-channel DTH marketplace.



- **To Italian viewers with limited broadcast and cable television options, Sky Italia provides a variety of well-produced local programming and premier entertainment never before available on a single platform**
- **BSkyB's operating profit nearly doubled over the previous year, the result of strong revenue growth and diligent cost controls**
- **In December 2002, following the signing of a landmark content sharing agreement between FOXTEL and Optus Television, FOXTEL dramatically expanded the programming options of Optus customers by providing them access to its premium movies, sports, general entertainment, music and documentary channels**
- **During the year, FOXTEL launched new dedicated services for football fans in New South Wales, Queensland, South Australia, Victoria and West Australia**



## DIRECT BROADCAST SATELLITE TELEVISION

The Sky Italia platform, 80 percent-owned by News Corporation, was launched shortly after the close of the fiscal year to more than two million subscribers

BSkyB expanded its digital DTH subscriber base by 12 percent during the fiscal year

DROUGHT BREAKER: SPECIAL EDITION

THE Daily Telegraph





Thank heavens





## NEWSPAPERS

The *Daily Telegraph*, Sydney's most popular daily paper, significantly increased its circulation while the *Sunday Telegraph* achieved record sales, underlining its leadership as Australia's best-selling Sunday newspaper

- ***The Herald Sun*** **dramatically out-sold its nearest rival in Melbourne while** ***The Sunday Herald Sun*** **once again achieved exceptional growth**
- ***The Australian*** **achieved a 7 percent increase in weekday readership**
- **Driven by innovative marketing and the introduction of new sections,** ***The Times*** **achieved the largest readership increase – up more than 10 percent year-over-year – of any daily broadsheet in the U.K.**

News Corporation serves readers and communities around the world with more local, regional and national English-language newspapers than any other provider. From the Group's publishing roots in Australia to its readership in Papua New Guinea, from the clarion voice of the *New York Post* to the award-winning journalism of *The Times* in London, News Corporation's newspaper operations are at the heart of its connection with consumers.

In fiscal 2003, the Group's newspapers rose to the challenge of covering international warfare and confronting lean economic conditions as they continued to thrive in markets large and small. In Australia, the papers of News Limited accomplished strong circulation and advertising gains. In the U.K., News International's market-leading daily tabloid, *The Sun*, substantially increased both circulation and market share while fending off a competitor's challenge in a long price war. And in the U.S., the *New York Post* continued to grow its circulation at a pace unmatched by any other major American newspaper. Now the eighth-largest daily newspaper in the country, the *Post* is fast closing the gap with its nearest New York rival. During a year of heightened reader interest in international events and front-line military developments, the Group's papers excelled at delivering the greatest coverage at the greatest speed.

As News Corporation itself has grown from a foundation of journalistic excellence, so do its papers continue to flourish on that strength.







# 12

*The Sunday Times* in the U.K. solidified its lead in the Sunday broadsheet market, recording 12 consecutive months of year-over-year readership growth




York Sights


NEWS OF THE WORLD




NEW YORK POST

- Responding to a price war initiated by its closest competitor, *The Sun* increased its market share in the U.K. – and in September 2002 recorded its highest monthly sales since 1999

- Despite heightened competition, *News of the World* maintained its market share and continued to reign as the U.K.'s best-selling Sunday paper

- In the U.S., the phenomenal circulation gains at the *New York Post* continued with its fifth consecutive six-month period of growth exceeding 10 percent


donna hay

The consumer promotion media, the magazines and the digital television technology of News Corporation make the Group a vital source of information for shoppers, readers and viewers across the world.

In fiscal 2003, the valuable businesses in News Corporation's magazines and inserts segment continued to grow. News America Marketing, the Group's consumer promotion division, expanded its services and substantially improved its market share on the success of its unique SmartSource marketing products. News Corporation's political magazine in Washington DC, *The Weekly Standard*, continued to increase its editorial prominence and is now recognized as a leading voice in the national political conversation. *TV Guide* was once again the most-read weekly magazine in the country, and Gemstar-TV Guide International, 43 percent-owned by News Corporation, regained operational momentum following its transition to new leadership in October 2002. And in Australia, *donna hay* and *InsideOut* both increased their circulations considerably by providing fresh takes on cooking and home design.

News Corporation will continue to provide consumers with the savings they deserve, the magazines they desire and the television technologies they demand.


SmartSource
Mini
OREO


SmartSource

## MAGAZINES AND INSERTS

# market-leading

*SmartSource Magazine,* the most widely circulated newspaper insert in the U.S., improved its market share during the year from 50 to 55 percent

- In fiscal 2003, the success of News America Marketing's core, international, merchandising and trade operations generated significant incremental revenue
- News America Marketing solidified its position as the innovative industry leader by successfully developing and introducing four new in-store products
- In the past year, *TV Guide Magazine* maintained its market-leading circulation of 9 million, reaching an estimated 28 million readers every week
- The TV Guide Channel, television's premier entertainment guidance network, now reaches 55 million households
- *The Weekly Standard*, News Corporation's Washington-based political magazine, increased its circulation by nearly 23 percent
- *donna hay*, the Group's cooking publication launched in 2002, is Australia's fastest-growing food magazine, having increased its circulation by more than 26 percent in the past year
- *InsideOut*, Australia's creative home design magazine, achieved substantial growth in both circulation and advertising revenue


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# best-selling

## During fiscal 2003, HarperCollins posted 111 titles on the *New York Times* bestseller lists, including 13 titles that reached the number-one position

## For a single week in February, HarperCollins had a record 27 titles on the *New York Times* bestseller lists



The award-winning and best-selling titles of HarperCollins Publishers make News Corporation a leading provider of quality books worldwide.

Despite a slowdown across the book publishing industry, HarperCollins once again achieved exceptional success during fiscal 2003. In its sixth consecutive year of record profits, the company continued to publish a vast array of admired titles across its divisions in the U.S., the U.K., Canada, Australia and New Zealand. Rayo, HarperCollins' new Spanish/English imprint devoted to Latino readers, more than doubled its sales. Zondervan, the company's Evangelical Christian division, published the top five best-selling Bibles in the U.S. as well as one of the year's most popular breakout books, *The Purpose Driven Life*. And in September 2003, HarperCollins will relaunch its Amistad imprint, dedicated to publishing titles for and about African Americans. From the ongoing desire for treasured classics like *Goodnight Moon* and *Charlotte's Web* to the global demand for new titles like *Prey* by Michael Crichton, HarperCollins continued to supply the reading public with outstanding books while setting the highest operational standards in publishing.

- **In April, HarperCollins Children's Books achieved an industry first: a clean sweep of the *New York Times'* children's bestseller list, with 10 out of 10 titles**
- **HarperCollins UK posted 41 titles on the *Sunday Times* bestseller list, including six at number one**
- **In July 2002, HarperCollins announced a partnership with one of India's leading media companies to publish and distribute books in India**
- **In September 2002, the group announced plans to publish an innovative English-Chinese dictionary in China, a groundbreaking publication for the more than 250 million English-language speakers in that country**
- **HarperCollins' PerfectBound, the world's only global English-language e-book imprint, launched e-bookstores in the U.S., the U.K., Canada and Australia and made e-books available for the first time to public libraries across the U.S.**
- **Zondervan's *The Purpose Driven Life*, which has sold more than 4.5 million copies, was voted Book of the Year by the Christian Booksellers Association**


PREY


OTHER
News Corporation's NDS passed the 30 million subscriber mark in September 2002, confirming its position as the world's leading supplier of technology solutions for digital subscription television


ALL CHANNELS





- During fiscal 2003, NDS forged strategic partnerships with a variety of innovative television providers to help launch digital cable service in India; to protect against the piracy of subscription television throughout the Nordic region; and to further the growth of digital cable television in China, South Korea and Japan

- News Corporation's 50 percent-owned National Rugby League in Australia continued to grow its television ratings, sponsorships and audience as the average attendance at NRL matches climbed 10 percent over the previous season

- In June 2003, the Group's 93 percent-owned Sky Radio was awarded the first national commercial radio license to be auctioned in Denmark, ending the 78-year-old monopoly of the state-owned Danish Broadcasting Corporation

- Broadsystem, one of the U.K.'s leading providers of marketing solutions and database management, oversaw the U.K. Health Department's telephone contact center, enabled popular voting at the National Television Awards and helped Sky News deliver electronic alerts on the war in Iraq

# Concise Report

FOR THE YEAR ENDED 30 JUNE, 2003

## Table of Contents



A.C.N. 007 910 330

# Statement of Corporate Governance

FOR THE YEAR ENDED 30 JUNE, 2003

**Board of Directors**

The Board of Directors (the "Board") oversees the business of The News Corporation Limited (the "Company"; the Company and its controlled entities are referred to as the "Group") and is responsible for corporate governance of the Group. The Board establishes broad corporate policies, sets the strategic direction for the Group and oversees management with a focus on enhancing the interests of shareholders.

Directors are classified as either Executive or Non-executive Directors, the former being those Directors engaged in full time employment by the Group. The Board currently comprises seven Executive Directors, including the Chairman, and eight Non-executive Directors, to ensure independence and objectivity. Details of the members of the Board, their experience, qualifications and term in office are set out on pages 50 to 52 of the Directors' Report.

Various information reports are sent to the Board in order to keep them informed of the Group's businesses. Directors also receive operating and financial reports and access to senior management at Board and Committee meetings. The Board holds regular meetings six times each year and special meetings when necessary. In addition, not less than twice each year, the Non-executive Directors meet without the participation of the Executive Directors. The Chairman of the Nominating and Corporate Governance Committee preside at these meetings.

The Nominating and Corporate Governance Committee considers a number of factors when determining the competency and qualification of potential Directors. No single factor is determinative. Relevant considerations include the candidate's education and background; his or her general business experience and familiarity with the Group's businesses; and whether he or she possesses unique expertise which will be of value to the Group. Further, it is expected that each Director will devote the necessary time to the fulfilment of his or her duties as a Director. In this regard, the Committee will consider the number and nature of each Director's other commitments, including other directorships.

Executive Directors do not receive any additional compensation for serving as a Director. Non-executive Directors receive fees for serving on the Board and on Committees. The remuneration paid to the Non-executive Directors for the year ended 30 June, 2003 is set out on pages 55 to 56 of the Directors' Report.

The Company's Constitution authorises the Board to appoint Managing Directors (including the Chief Executive) with specific authorised duties and to elect a Chairman to preside at meetings. If a vote, which requires a majority, results in a tie, the Chairman is granted a second and deciding vote.

The Company's Constitution provides that at every annual general meeting, one-third (or the nearest number to but not exceeding one-third) of the Directors (exclusive of any Managing Directors and Directors appointed since the most recent annual general meeting) shall retire from office and all vacant directorships may be filled at that meeting.

The Directors to retire in each year are the Directors who have been in office longest since their last election or appointment. Retiring Directors are eligible for re-election. No Director (other than any Managing Director) can serve for a term longer than three years without re-election. Further, Directors appointed since the last annual general meeting must retire but are eligible to be re-elected for a three-year term. New Directors are given an orientation regarding the Group's businesses, corporate governance and reporting procedures and, on a continuing basis, are advised with respect to policies and procedures applicable to Board and Committee meetings and the rights and responsibilities of Directors. The Group does not have a policy with respect to the tenure, retirement or succession of Directors.

Each of the Committees of the Board has the authority to retain, terminate and determine the fees and terms of consultants, legal counsel and other advisors to such Committees as the Committee may deem appropriate in its discretion. Any Director wishing to seek independent advice relating to his or her duties as a Board member, at the Group's expense, may do so with the prior consent of the Chairman. The Chairman considers these requests on a case-by-case basis.

# Statement of Corporate Governance (continued)

FOR THE YEAR ENDED 30 JUNE, 2003

Consistent with its legal obligations, as well as part of its commitment to corporate governance, the Board has implemented the following:

- established various Committees of the Board to assist the Board in the execution of its responsibilities;
- adopted an overall framework of internal control and a business risk management process; and
- established Standards of Business Conduct for Directors, officers and employees and a Code of Ethics for the chief executive and senior financial officers.

These matters are discussed in further detail below.

**Board Committees**

To assist in the execution of its responsibilities, the Board has established the following Committees:

- Audit Committee;
- Nominating and Corporate Governance Committee; and
- Compensation Committee.

During the year, the composition and charters of these Committees were reconstituted in accordance with recent corporate governance proposals including the requirements of the Sarbanes-Oxley Act and related US Securities and Exchange Commission ("SEC") rules, proposed New York Stock Exchange ("NYSE") Listing Standards, and corporate governance guidelines issued by the Australian Stock Exchange ("ASX"). These newly reconstituted Committees will consist solely of Non-executive Directors who will satisfy the "independence" requirements set out in the proposed NYSE rules at such time as such rules become effective.

A full description of changes with respect to each Committee is detailed below.

**Audit Committee**

During the year, Mr S S Shuman resigned from the Audit Committee and Mr G J Kraehe was appointed. The Audit Committee consists of the following Non-executive Directors and satisfies the requirements of both the ASX and NYSE:

G J Kraehe AO, Chairman

J A M Erkko KBE

A S B Knight

T J Perkins

The Committee's Charter, which has been redrafted in accordance with currently proposed NYSE rules and formally adopted by the Board on 12 August, 2003, is as follows:

I. AUDIT COMMITTEE PURPOSE AND AUTHORITY

The Board of Directors has established an Audit Committee (the "Audit Committee" or the "Committee") with the authority, responsibility and specific duties as described below.

The Audit Committee shall assist the Board of Directors in its oversight of (i) the integrity of the Group's financial statements and the Group's financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of the Group's independent accountants and the performance of the Group's corporate auditors and corporate audit function and (iii) the Group's compliance with legal and regulatory requirements, and shall provide an avenue of communication among management, the independent accountants, the corporate auditors and the Board of Directors.

In fulfilling its responsibilities, the Audit Committee shall have full access to all books, records, facilities and personnel of the Group, and shall be authorised (without seeking approval of the Board of Directors) to retain special legal, accounting or other advisors and to request any officer or employee of the Group or the Group's outside counsel or independent accountants to meet with any members of, or advisors to, the Audit Committee. The Audit Committee may delegate its authority to subcommittees or the Chairman of the Audit Committee when it deems appropriate and in the best interests of the Group.

*Limitations Inherent in the Audit Committee's Role*

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to determine that the Group's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). This determination is the responsibility of management and the independent accountants. Nor is it the duty of the Audit Committee to assure the compliance with the Group's Code of Conduct. Furthermore, while the Audit Committee is responsible for reviewing the Group's policies and practices with respect to risk assessment and management, it is the responsibility of the Chief Executive and senior management to determine the appropriate level of the Group's exposure to risk.

II. AUDIT COMMITTEE COMPOSITION AND MEETINGS

The Audit Committee shall be comprised of three or more Directors as determined by the Board or the Nominating and Corporate Governance Committee, each of whom shall be independent Directors in accordance with the New York Stock Exchange (the "NYSE") listing standards and who meet the additional "independence" requirements of the NYSE for audit committee membership.

In addition, as determined by the Board in its business judgment, the members of the Committee shall meet the requirements of the NYSE and the Securities and Exchange Commission (the "SEC") for membership on audit committees.

The members of the Committee shall be elected by the Board at the annual organisational meeting of the Board or until their successors shall be duly elected and qualified. The members of the Committee may be removed by the Board. Unless a Chairman is elected by the full Board, the members of the Committee may designate a Chairman by majority vote of the full Committee membership.

No Committee member should simultaneously serve on the Audit Committee of more than two other public companies.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Chairman of the Audit Committee, in consultation with the other Committee members, shall determine the frequency and length of the Committee meetings and shall set meeting agendas consistent with this Charter. A majority of the members of the Committee shall constitute a quorum. As part of its job to foster open communication, the Committee should meet at least annually with management, the director of the Corporate Audit Department and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee, or at least its Chairman, should hold discussions with the independent accountants and management as needed regarding the Group's financial statements.

Minutes of each meeting are to be prepared, and, following approval by the Audit Committee sent to the Board of Directors.

III. RESPONSIBILITIES AND DUTIES

In addition to any other responsibilities, which may be assigned from time to time by the Board of Directors, the Audit Committee is responsible for the following matters:

*Independent Accountants*

1. Seek removal of the independent accountants of the Group; appoint replacement independent accountants to fill vacancies, pending appointment at the Group's next annual general meeting; and implement resolutions passed by the Group in the annual general meeting for the removal of the independent accountants of the Group (subject to, if applicable, necessary regulatory consents).

2. The Audit Committee shall be responsible for the compensation of the independent accountants and shall pre-approve all audit engagement fees and terms as well as all audit-related and non-audit services to be provided by the Group's independent accountants. The Audit Committee may, from time to time, delegate its authority to pre-approve such audit-related and non-audit services to one or more Audit Committee members, provided that such designees present any such approvals to the full Audit Committee at the next Audit Committee meeting.

3. Evaluate the independent accountant's qualifications, performance and independence, and present its conclusions and recommendations with respect to the independent accountants to the Board of Directors on at least an annual basis. The independent accountants are ultimately accountable to the Board of Directors and the Audit Committee. As part of such evaluation, at least annually, the Audit Committee shall:
   - Obtain and review a report or reports from the Group's independent accountants describing:
     i. The independent accountants' internal quality-control procedures;
     ii. Any material issues raised by (a) the most recent internal quality-control review or peer review of the auditing firm, or (b) any inquiry or investigation by governmental or professional authorities, within the preceding five years, regarding one or more independent audits carried out by the independent accountants; and any steps taken to deal with any such issues; and
     iii. All relationships between the independent accountants and the Group.
   - Review and evaluate the lead partner (and senior members) of the independent accountants;
   - In addition to assuring the regular rotation of the lead audit partner as required by law, consider whether the independent accountants should be rotated, so as to assure continuing auditor independence; and
   - Obtain the opinions of management and the corporate auditors of the independent accountants' performance.
4. Meet with, discuss and review, prior to the annual audit, the scope of the audit to be performed by the independent public accountants.

*Corporate Audit*

1. Review and monitor, at least annually, the plans and activities of the corporate audit department, including:
   - Approving the charter of the corporate audit function;
   - Reviewing annual corporate audit plans and results of activities;
   - Reviewing the organisational structure, corporate audit budget, staffing levels and related qualifications of the corporate audit department; and
   - Evaluate how effectively the corporate audit department discharges its responsibilities.
2. Review a summary of findings from completed corporate audits and a progress report on the current year's corporate audit plan. When and as deemed necessary, review the individual corporate audit reports to management prepared by the corporate audit department and management's response.

*Financial Statements; Disclosure and Other Risk Management and Compliance Matters*

1. Review and discuss with the independent accountants and with management the results of the annual audit of the Group's consolidated financial statements including (i) the Group's disclosures under "Operating and Financial Review and Prospects" to be included in its Form 20-F to be filed with the SEC and (ii) any appropriate matters regarding accounting principles, practices and judgments and the independent accountants' opinion as to the quality thereof and any items required to be communicated to the Committee by the independent accountants in accordance with standards established and amended from time to time by the respective Australian and US auditing standard boards prior to its filing with both the Australian Stock Exchange (the "ASX") and the SEC (on Form 6-K) or prior to the release of earnings. The Chairman of the Committee may represent the entire Committee for purposes of these discussions.

2. Review and discuss with the independent accountants any audit problems or difficulties encountered during the course of the audit, and management's response thereto, including those matters required to be discussed with the Audit Committee by the independent accountants pursuant to the applicable Australian and US auditing standards:
   - Any restrictions on the scope of the independent accountants' activities or access to requested information;
   - Any accounting adjustments that were noted or proposed by the auditors but were "passed" (as immaterial or otherwise);
   - Any communications between the audit team and the audit firm's national office regarding auditing or accounting issues presented by the engagement;
   - Any management or internal control letter issued, or proposed to be issued, by the auditors; and
   - Any significant disagreements between the Group's management and the independent accountants.
3. Recommend to the Board of Directors whether the Group's consolidated financial statements be accepted for inclusion in the Group's annual reports filed with the ASX and in the Group's Annual Report on Form 20-F filed with the SEC.
4. Review and discuss with management and the independent accountants the Group's half-year financial statements and any items required to be communicated to the Committee by the independent accountants in accordance with existing auditing standards.
5. In consultation with management, the independent accountants, and the director of the corporate audit department, review the integrity of the Group's financial reporting processes, internal controls and disclosure controls and procedures, including whether there are any significant deficiencies in the design or operation of such processes, controls and procedures, material weaknesses in such processes, controls and procedures, any corrective actions taken with regard to such deficiencies and any fraud involving management or other employees with a significant role in such processes, controls and procedures.
6. Review with management, the corporate auditors and the independent accountants, in separate meetings, if the Audit Committee deems it appropriate:
   - Any analysis or other written communications prepared by management, the corporate auditors and/or the independent accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;
   - The critical accounting policies of the Group;
   - Related-party transactions and off-balance sheet transactions and structures;
   - Any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Group's selection or application of accounting principles;
   - The quality and the acceptability of the Group's accounting policies as applied in its financial reporting; and
   - Regulatory and accounting initiatives or actions applicable to the Group (including any Australian Securities and Investment Commission ("ASIC") or SEC investigations or proceedings).
7. Discuss, in conjunction with management, the Group's earnings releases as well as financial information and earnings guidance provided to analysts and rating agencies (paying particular attention to use of "pro forma" or "adjusted" non-GAAP information).
8. Review, with the Group's counsel and management, any legal or regulatory matter that could have a significant impact on the Group's financial statements.
9. Review the Group's policies and practices with respect to risk assessment and risk management, including discussing with management the Group's major financial risk exposures and the steps that have been taken to monitor and control such exposures.

10. Establish procedures for:

    - The receipt, retention and treatment of complaints received by the Group regarding accounting, internal accounting controls or auditing matters; and
    - The confidential, anonymous submission by employees of the Group of concerns regarding questionable accounting or auditing matters.

    The Audit Committee shall review any significant complaints regarding accounting, internal accounting controls or auditing matters received pursuant to such procedures.

11. Consider and approve, if appropriate, major changes to the Group's auditing and accounting principles and practices as suggested by the independent accountants, management, or the corporate audit department.

12. Review with the independent accountants, the corporate audit department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.

*Reporting to the Board of Directors; Evaluation of Performance; Other Activities*

1. Report to the Board of Directors on a regular basis, and this report shall include a review of any issues that arise with respect to the quality or integrity of the Group's financial statements, the Group's legal and regulatory requirements, the qualifications, independence and performance of the Group's independent accountants and the performance of the corporate audit function.
2. Evaluate, at least annually, its own performance and report to the Board of Directors on such evaluation and review and assess the adequacy of this Charter periodically or as conditions dictate.
3. Prepare a report of the Audit Committee to be included in the Group's Annual Report and other filings as required by the applicable regulatory rules, and review any reports that may be required to be filed with the NYSE or other regulatory agencies with respect to the Audit Committee.
4. Have the power to conduct and authorise investigations into any matters within the Committee's scope of responsibilities.
5. Perform any other activities consistent with the Company's charter documents and governing law as the Board of Directors deems necessary or appropriate.

**Nominating and Corporate Governance Committee**

During the year, the former Nominating Committee (which consisted of Messrs K R Murdoch AC, A S B Knight and A M Siskind) was restructured to form the Nominating and Corporate Governance Committee. This newly constituted Committee consists of the following independent Directors:

G C Bible, Chairman

K E Cowley AO

R I Eddington

The Committee's Charter, which has been redrafted in accordance with currently proposed NYSE rules and formally adopted by the Board on 12 August, 2003, is as follows:

*Purpose and Authority*

The Board of Directors has established a Nominating and Corporate Governance Committee (the "Committee") with the authority and responsibilities described below.

The Committee shall have the sole authority to retain and terminate any search firm assisting the Committee in identifying Director candidates and to retain counsel and any other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and terms of any advisors that it retains. The Committee may delegate its authority to subcommittees or the Chairman of the Committee when it deems appropriate and in the best interests of the Group.

*Composition and Meetings*

The Committee shall consist entirely of Directors who the Board determines are "independent" in accordance with the New York Stock Exchange listing standards. The members of the Committee shall be appointed and may be removed by the Board. The Committee shall meet as often as it deems is appropriate to carry out its responsibilities and report its actions and recommendations to the Board. A majority of the members of the Committee shall constitute a quorum. The Chairman of the Committee, in consultation with the other Committee members, shall set meeting agendas. The Committee shall report its actions and recommendations to the Board.

*Responsibilities*

In addition to any other responsibilities which may be assigned from time to time by the Board of Directors, the Committee shall have the following responsibilities:

- To review the qualifications of candidates for Director suggested by Board members, shareholders, management and others in accordance with criteria recommended by the Committee and approved by the Board;
- To consider the performance of incumbent Directors in determining whether to nominate them for re-election;
- To recommend to the Board a slate of nominees for election or re-election to the Board at each annual meeting of shareholders;
- To recommend to the Board candidates to be elected to the Board as necessary to fill vacancies and newly created directorships;
- To make recommendations to the Board as to determinations of Director independence;
- To recommend to the Board retirement policies for Directors;
- To make recommendations to the Board concerning the function, composition and structure of the Board and its committees;
- To establish, together with all Non-executive Directors, the frequency of executive sessions in which only non-executive Directors will participate and over which the Chairman of the Committee will preside;
- To recommend to the Board Directors to serve as members of each committee;
- To develop and recommend to the Board a set of corporate governance principles and to review and recommend changes to those principles, as necessary;
- To advise and make recommendations to the Board on corporate governance matters, to the extent these matter are not the responsibility of other Committees;
- To develop and recommend to the Board an annual self-evaluation process for the Board;
- To evaluate the Committee's performance at least annually and report to the Board on such evaluation;
- To periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval; and
- To perform such other duties and responsibilities as are consistent with the purpose of the Committee and as the Board or the Committee shall deem appropriate.

**Compensation Committee**

During the year, the Compensation Committee was reconstituted and restructured and subsumed the former Share Option Committee. The newly constituted Compensation Committee consists of the following Non-executive Directors:

A S B Knight, Chairman

J A M Erkko KBE

T J Perkins

The Committee's Charter, which has been redrafted in accordance with currently proposed NYSE rules and formally adopted by the Board on 12 August, 2003, is as follows:

*Purpose and Authority*

The Board of Directors has established a Compensation Committee (the "Committee") with the authority and responsibilities described below.

In fulfilling its responsibilities, the Committee shall have the sole authority to retain and terminate any compensation consultants, legal counsel and any other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and terms of any consultants, counsel or other advisors that it retains. The Committee may delegate its authority to subcommittees or the Chairman of the Committee when it deems appropriate and in the best interests of the Group.

*Composition and Meetings*

The Committee shall consist entirely of Directors who the Board determines are "independent" in accordance with the New York Stock Exchange listing standards. The Committee shall meet as often as it deems is appropriate to carry out its responsibilities. The members of the Committee shall be appointed and may be removed by the Board.

The Committee shall meet as often as it deems is appropriate to carry out its responsibilities. A majority of the members of the Committee shall constitute a quorum. The Chairman of the Committee, in consultation with the other Committee members, shall set meeting agendas. The Committee shall report its actions and recommendations to the Board.

*Responsibilities*

In addition to any other responsibilities which may be assigned from time to time by the Board of Directors, the Committee shall have the following responsibilities:

- To review and approve goals and objectives relevant to the compensation of the Chief Executive, to evaluate the performance of the Chief Executive in light of these goals and objectives, and recommend to the Board the compensation of the Chief Executive based on this evaluation;
- To administer and make recommendations to the Board with respect to incentive compensation plans and equity based plans, including the granting of share options under the Group's share option plans, and to review the cumulative effect of its actions;
- To review and approve compensation, benefits and terms of employment of senior executives who are members of the Group's Executive Committee;
- To review and make recommendations to the Board regarding the Group's recruitment, retention, termination and severance policies and procedures for senior executives who are members of the Group's Executive Committee;
- To monitor compliance by executives with the Group's stock ownership guidelines as set forth in the Group's Standards of Business Conduct;
- To review and assist with the development of executive succession plans, to review and approve the executive compensation information to be included in the Group's annual report, and to consult with the Chief Executive regarding the selection of senior executives;
- To review the compensation of Directors for service on the Board and its Committees and recommend changes in compensation to the Board;
- To evaluate the Committee's performance at least annually and report to the Board on such evaluation;
- To periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval; and
- To perform such other duties and responsibilities as are consistent with the purpose of the Committee and as the Board or the Committee shall deem appropriate.

Details of Directors' remuneration, superannuation and retirement payments are set out on pages 55 to 56.

**Internal Controls and Risk Management**

An internal audit function operates under a Charter which defines the purpose, authority and responsibility of the Corporate Audit Department. The Corporate Audit Department's mission is to provide an independent assessment of risk and the effectiveness of internal operating and financial controls within the Group's various operating businesses.

The areas of emphasis for the conduct of the assessment include the:

- adequacy, appropriateness and effectiveness of accounting and operating controls;
- extent of compliance with Group policies and procedures;
- accuracy of and security over data and information;
- accountability for the Group's assets to safeguard against loss;
- adequacy of reviews made by the operating companies to ensure an effective internal control environment is fostered; and
- economy and efficiency with which resources are employed.

The results of each audit and agreed-upon management action plan are reported on a timely basis to the management responsible for implementing changes.

The Corporate Audit Department reports to the Group's Audit Committee and meets with them at least twice a year to review the annual Internal Audit Plan and the results of its activities.

The activities of the Corporate Audit Department are separate and distinct from the external auditors. However, active coordination between the two groups is recognised as essential in order to maximise the Group's return on investment for audit services.

The full text of the Charter of the Corporate Audit Department is available on the Group's website.

**Ethical Standards**

At a Board meeting on 27 February, 1996, the Board adopted "Standards of Business Conduct". The Standards confirm the Group's policy to conduct its affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics. The Group intends that the spirit, as well as the letter of those standards is followed by all Directors, officers and employees of the Group, its subsidiaries and divisions. This is communicated to each new Director, officer and employee and has already been communicated to those in positions at the time the Standards were adopted. The Standards deal with the following main areas:

- corporate assets and information:
  (a) Group funds and property;
  (b) corporate records and accounting;
  (c) confidential and proprietary information;
  (d) insider trading;
  (e) legal disputes;
- conflicts of interest;
- dealing with others:
  (a) government officials;
  (b) business hospitality;
  (c) prohibited payments;
- equal opportunity and unlawful harassment;
- safety of the workplace and environmental protection; and
- relationships with competitors and other trade practices.

Employees are encouraged to raise any matters of concern with their supervisor or the relevant Group's general counsel.

**Code of Conduct for the Chief Executive and Senior Financial Officers**

To further promote ethical and responsible decision making, the Board has established a Code of Conduct for the chief executive and senior financial officers that is included in the Group's Standards of Business Conduct. The full text of the Standards of Business Conduct is available on the Group's website.

**Protection for company "whistleblowers"**

The Group is in the process of establishing procedures to facilitate the submission and review of complaints from employees regarding questionable accounting, internal control or auditing matters on a confidential and anonymous basis. These procedures will enable employees to take their concerns directly to the Chairman of the Audit Committee without fear of retaliation and in the knowledge that procedures are in place to act upon their complaints.

**Shareholder Communication**

Shareholders play an integral part in corporate governance and the Board ensures that shareholders are kept fully informed through:

- information provided on the Group's website (www.newscorp.com), including the Annual Report which is distributed to all shareholders electing to receive it and the Full Financial Report which is available to all shareholders on request;
- reports and other disclosures made to the ASIC, the SEC, and the Stock Exchanges in Australia, New York, New Zealand and London; and
- notices and explanatory memoranda of extraordinary and general meetings.

Shareholders may raise matters of concern at general meetings. Shareholders and other interested parties may communicate directly with the Chairman of the Nominating and Corporate Governance Committee by writing to Geoffrey Bible, Board of Directors of The News Corporation Limited, 1211 Avenue of the Americas, New York, N.Y. 10036.

**Corporate Reporting**

In connection with the Company's periodic reports filed with the SEC, the Chief Executive and Chief Financial Officer have made certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

**Executive Management Committee**

The Executive Management Committee is an informal body comprising Executive Directors of the Company as well as senior executives from the Group's businesses or companies in which the Group holds a significant interest. The primary objective of the Executive Management Committee is to strengthen the coordination and profitability of the Group's activities. The Executive Management Committee discusses major operating issues; evaluates opportunities and business risks; refines and redefines the Group's priorities worldwide and by market; and reviews and sets the strategic focus and direction of all major businesses of the Group. In advising the Chief Executive and the Board, the Executive Management Committee also considers strategic direction, brand management, corporate communications, human resources and risk management. As at the date of the Directors' Report contained herein, the Group's Executive Management Committee includes the following persons:

| | |
|---|---|
| K R Murdoch AC | Chairman and Chief Executive, The News Corporation Limited |
| A Ball | Chief Executive, British Sky Broadcasting Group plc |
| P Carlucci | Chairman and Chief Executive Officer, News America Marketing |
| P Chernin | President and Chief Operating Officer, The News Corporation Limited |
| D F DeVoe | Senior Executive Vice President and Chief Financial Officer, The News Corporation Limited |
| A Disney | Executive Vice President for Content, The News Corporation Limited |
| J Friedman | President and Chief Executive Officer, HarperCollins Publishers, Inc. |
| J N Gianopulos | Chairman, Fox Filmed Entertainment |
| G Ginsberg | Executive Vice President, Investor Relations and Corporate Communications, The News Corporation Limited |
| S Grushow | Chairman, Fox Television Entertainment Group |
| J Hartigan | Chief Executive, News Limited |
| D Hill | Chairman and Chief Executive Officer, Fox Sports Television Group |
| L Hinton | Executive Chairman, News International plc |
| J R Murdoch | Chairman and Chief Executive Officer, STAR Group; Executive Vice President, The News Corporation Limited |
| L K Murdoch | Deputy Chief Operating Officer, The News Corporation Limited; Chairman, News Limited |
| A Peled | Chief Executive Officer, NDS Group plc |
| M Pompadur | Executive Vice President, The News Corporation Limited |
| T Rothman | Chairman, Fox Filmed Entertainment |
| J Shell | Chief Executive Officer, Gemstar-TV Guide International, Inc. |
| A M Siskind | Senior Executive Vice President and Group General Counsel, The News Corporation Limited |
| M Stern | Chairman and Chief Executive Officer, Fox Television Stations |

# Important information about this Concise Report

FOR THE YEAR ENDED 30 JUNE, 2003

## IMPORTANT INFORMATION FOR MEMBERS

The Directors' Report, Concise Financial Report and Independent Audit Report contained within this document represent a Concise Report.

The financial statements and disclosures in the Concise Financial Report on pages 60 to 74 have been derived from The News Corporation Limited's Full Financial Report for the year ended 30 June, 2003. A more comprehensive analysis of the Group's financial performance, financial position and financing and investing activities is given in the Full Financial Report.

A copy of the Full Financial Report, including the Independent Audit Report on the Full Financial Report, is available and will be sent to any shareholder without charge on request by phoning Australia 61 2 9288 3233, United Kingdom 44 207 782 6000 or United States 1 212 852 7059. All reports can be accessed via the internet at www.newscorp.com.

# Directors' Report

FOR THE YEAR ENDED 30 JUNE, 2003

The Directors present their report together with the Concise Financial Report of the Group for the year ended 30 June, 2003 and the auditors' independent audit report thereon.

**Directors**

The following Directors were in office during the period from 1 July, 2002 to the date of this report:

**K R Murdoch AC**

(Age 72). Managing Director and Chief Executive of The News Corporation Limited since 1979, Chairman since 1991.
Director of Fox Entertainment Group, Inc. since 1985, Chairman since 1992 and Chief Executive Officer since 1995.
Chairman of STAR Group from 1993 to 1998, Director since 1993.
Director of British Sky Broadcasting Group plc since 1990 and Chairman since 1999.
Director of China Netcom Corporation (Hong Kong) Limited since 2001.
Director of Gemstar-TV Guide International, Inc. since 2001.

**G C Bible**

(Age 66). Chairman and Chief Executive Officer of Altria Group Inc., formerly Philip Morris Companies Incorporated, from 1995 to 2002.
Non-executive Director of The News Corporation Limited since 1998.
Chairman of Nominating and Corporate Governance Committee of The News Corporation Limited.

**C Carey**

(Age 49). Executive Director of The News Corporation Limited from 1996, Consultant, The News Corporation Limited since 2002.
Director of British Sky Broadcasting Group plc since February 2003.
Director of Gateway, Inc. since 1996.

**P Chernin**

(Age 52). Executive Director, President and Chief Operating Officer of The News Corporation Limited since 1996.
Director, President and Chief Operating Officer of Fox Entertainment Group, Inc. since 1998.
Director of Gemstar-TV Guide International, Inc. since 2002.
Member of Advisory Board of PUMA AG since 1999.

**K E Cowley AO**

(Age 68). Director of Independent Newspapers Limited since 1990, Chairman since 2001.
Chairman of R.M. Williams Holdings Limited since 1994.
Director of The News Corporation Limited from 1979, Non-executive Director since 1997.
Member of Nominating and Corporate Governance Committee of The News Corporation Limited.

**D F DeVoe**

(Age 56). Director, Chief Financial Officer and Finance Director of The News Corporation Limited since 1990. Deputy Finance Director of The News Corporation Limited from 1985 to 1990.
Director of Fox Entertainment Group, Inc. since 1991, Senior Executive Vice President and Chief Financial Officer since 1998.
Director of STAR Group since 1993.
Director of British Sky Broadcasting Group plc since 1994.
Non-executive Director of NDS Group plc since 1996.
Director of Gemstar-TV Guide International, Inc. since 2001.

**R Eddington**

(Age 53). Chief Executive of British Airways plc since 2000.
Director of John Swire & Sons Pty Limited since 1997.
Non-executive Director of The News Corporation Limited since 2000, Executive Director from 1999 to 2000.
Member of Nominating and Corporate Governance Committee of The News Corporation Limited.

**J A M Erkko KBE**

(Age 70). Chairman of Asipex Group since 1999.
Director of SanomaWSOY Group from 1999 until April 2003, Chairman from 1999 to 2001. Chairman of Sanoma Corporation from 1972 to 1999.
Non-executive Director of The News Corporation Limited since 1992.
Member of the Audit and Compensation Committees of The News Corporation Limited.

**A S B Knight**

(Age 63). Non-executive Director of Rothschild Investment Trust Capital Partners plc since 1997.
Executive Director of The News Corporation Limited from 1991 to 1994, Non-executive Director since 1994.
Chairman of the Compensation Committee and member of the Audit Committee of The News Corporation Limited.

**G J Kraehe AO**

(Age 60) Chairman, BHP Steel Limited since 2002.
Director of National Australia Bank Limited since 1997.
Director of Brambles Industries Limited since 2000.
Non-executive Director of The News Corporation Limited since 2001.
Chairman of the Audit Committee of The News Corporation Limited.

**J R Murdoch**

(Age 30) Director of The News Corporation Limited since 2000.
Chairman and Chief Executive Officer of STAR Group since 2000.
Non-executive Director of NDS Group plc since 1999.
Director of Phoenix Satellite Television Holdings Limited since June 2000.
Director of British Sky Broadcasting Group plc since February 2003.
Director of YankeesNets LLC since 1999.

**L K Murdoch**

(Age 31). Executive Director of The News Corporation Limited since 1996 and Senior Executive Vice President from 1999 to 2000.
Deputy Chief Operating Officer since 2000.
Executive Director of News Limited since 1995, Chairman since 1997.
Director of Fox Entertainment Group, Inc. since 2002.
Deputy Chairman of STAR Group since 1995.
Non-executive Director of NDS Group plc since 2002.
Director of Gemstar-TV Guide International, Inc. since 2001.
Director of Foxtel Management Pty Limited since 1998.

**T J Perkins**

(Age 71). Partner at Kleiner Perkins Caufield & Byers since 1980.
Director of Hewlett-Packard Company since May 2002.
Non-executive Director of The News Corporation Limited since 1996.
Member of the Audit and Compensation Committees of The News Corporation Limited.

**B C Roberts Jr.**

(Age 60). Chairman of WorldCom, Inc. since 1998. Director of MCI Communications Corporation from 1985 to 1998, Chairman and Chief Executive Officer from 1992 to 1998.
Non-executive Director of The News Corporation Limited from 1995 to August 2002.

**S S Shuman**

(Age 68). Managing Director of Allen & Company LLC since 1970.
Director of Six Flags, Inc. since 2000.
Non-executive Director of The News Corporation Limited since 1982.

**A M Siskind**

(Age 64). Director and Group General Counsel of The News Corporation Limited since 1991, Senior Executive Vice President since 1996.

Director of British Sky Broadcasting Group plc since 1992.

Director of STAR Group since 1993.

Non-executive Director of NDS Group plc since 1996.

Director, Senior Executive Vice President and General Counsel of Fox Entertainment Group, Inc. since 1998.

**Directors' Meetings**

The following Directors were in office during the financial year, and attended the following number of Board meetings:

| | | Meetings of Committees | | |
|---|---|---|---|---|
| | **Directors' Meetings** | **Audit** | **Nominating and Corporate Governance** | **Compensation** |
| *Number of meetings held:* | 7 | 5 | 1 | 1 |
| *Number of meetings attended:* | | | | |
| K R Murdoch AC | 7 | | | |
| G C Bible | 6 | | 1 | |
| C Carey | 6 | | | |
| P Chernin | 7 | | | |
| K E Cowley AO | 7 | | 1 | |
| D F DeVoe | 7 | | | |
| R Eddington | 6 | | 1 | |
| J A M Erkko KBE | 2 | 3 | | 1 |
| A S B Knight | 7 | 5 | | 1 |
| G J Kraehe AO | 6 | 3 (a) | | |
| J R Murdoch | 7 | | | |
| L K Murdoch | 7 | | | |
| T J Perkins | 5 | 4 | | 1 |
| B C Roberts Jr. | 1 | | | |
| S S Shuman | 7 | 2 (b) | | |
| A M Siskind | 7 | | | |

(a) Represents attendance at all meetings subsequent to appointment to the Audit Committee

(b) Represents attendance at all meetings prior to resignation from the Audit Committee

Numerous other meetings of the Board attended by a quorum of two or more Directors were held to deal with the day to day business of the Group.

**Principal Activities of the Group**

The principal activities of the Group during the financial year were:

- filmed entertainment;
- television;
- direct broadcast satellite television;
- cable network programming;
- magazines and inserts;
- newspapers; and
- book publishing.

The principal activities of associated entities include:

- satellite, television, cable and direct broadcast satellite television;
- newspaper publishing; and
- print and electronic television guidance applications.

**Group Results**

The net profit attributable to members of the parent entity was $1,808 million (2002 $11,962 million loss). This result is after absorbing the after tax Other revenues and Other expenses of $163 million net expense (2002 $11,989 million net expense) and the profit from associated entities' Other items of $70 million (2002 $1,120 million loss).

**Dividends**

The following dividends have been declared since the beginning of the financial year:

a) The Directors of The News Corporation Limited recommend the payment on 15 October, 2003 of a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share on the issued shares at 12 September, 2003, the entitlement date for the final dividend. The final dividend has not been provided for in the attached financial statements in accordance with the Group's accounting policy, as the dividend was not declared and announced by the Directors prior to 30 June, 2003. A discount of 10% will apply to the weighted average market price of the ordinary and preferred limited voting ordinary shares used to determine the respective entitlements under the Dividend Reinvestment Plan.

b) On 30 April, 2003 an interim unfranked dividend, in respect of profits for the year ended 30 June, 2003 of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share totalling $152 million was paid or distributed according to the operation of the Group's Dividend Reinvestment Plan.

c) On 9 October, 2002 a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share totalling $152 million was paid or distributed according to the operation of the Group's Dividend Reinvestment Plan.

d) Unfranked dividends declared on the outstanding perpetual preference shares during the year amounted to $47 million.

**Review of Operations**

A review of the operations of the Group during the financial year and of the results of those operations is detailed in the front section of this Annual Report.

**State of Affairs of the Group during the Financial Year**

The Directors are not aware of any significant change in the state of affairs of the Group that occurred during the financial year which has not been covered elsewhere in this Annual Report.

**Likely Developments**

Other than matters referred to in this report and in the state of affairs of the Group in the review of operations, the Directors have no reference to make to likely developments in the operations of the Group and the expected results of those operations in subsequent financial years. In the opinion of the Directors, any further disclosure would prejudice the interests of the Group.

**Environmental Regulations**

The Group's operations are subject to various environmental regulations in the countries in which it has a presence.

In Australia, the Group has established an environmental management system in each jurisdiction, which monitors compliance with existing environmental regulations and new regulations as they are enacted. The management system includes procedures to be followed should an incident occur which adversely impacts the environment. The Group's operations hold all relevant environmental licences and permits and have implemented monitoring procedures to ensure that it complies with licence conditions.

The Directors are not aware of any breaches of any legislation during the financial year which are material in nature.

**Subsequent Events**

The Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in the financial years subsequent to the current financial year.

**Directors' and Senior Executives' Remuneration**

**Non-executive Directors**

Fees paid to Non-executive Directors on the Board take into consideration the level of fees paid to Board members of other multinational corporations, the size and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

Because the focus of the Board is on the long-term direction of the Group, there is no direct link between Non-executive Director remuneration and the short-term results of the Group.

**Executive Directors**

The broad remuneration policy is to ensure each compensation package properly reflects the relevant person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. As the Group operates in a highly competitive environment and continually seeks to improve value for shareholders, it is imperative that remuneration levels are set to be among the leaders of major multinational corporations, in the appropriate markets.

Directors' fees are not paid to Executive Directors since the responsibilities of Board membership are considered in determining remuneration provided as part of the normal employment conditions.

The table below sets out the fees and other amounts paid by the Group to Non-executive Directors of the Group for the year ended 30 June, 2003:

| Name | Fees | Other Amounts [1] | Value attributable to options granted in current year [2] | Number of option granted in current year [3] [4] |
|---|---|---|---|---|
| | US$000 | US$000 | US$000 | |
| **Non-executive Directors** | | | | |
| G C Bible | 53 | | 6 | 12,000 |
| K E Cowley AO | | 53 | 6 | 12,000 |
| R Eddington | 53 | | 6 | 12,000 |
| J A M Erkko KBE | 54 | | 6 | 12,000 |
| A S B Knight | 83 | | 6 | 12,000 |
| G J Kraehe AO | 64 | | 6 | 12,000 |
| T J Perkins | 61 | | 6 | 12,000 |
| B C Roberts Jr. (a) | 9 | | | |
| S S Shuman | 120 | | 6 | 12,000 |

(a) Fees paid prior to resignation in August 2002.

The table below sets out the fees and other amounts paid by the Group to Executive Directors and the six officers receiving the highest emoluments, of the Group, for the year ended 30 June, 2003:

| Name | Salary | Bonuses | Other Amounts [1] | Value attributable to options granted in current year [2] | Number of options granted in current year [3] [5] [6] |
|---|---|---|---|---|---|
| | US$000 | US$000 | US$000 | US$000 | |
| **Executive Directors** | | | | | |
| K R Murdoch AC | 4,508 | 7,500 | 2,088 | | |
| C Carey | 1,600 | 1,500 | 568 | 6 | 12,000 |
| P Chernin | 8,104 | 8,000 | 662 | 577 | 1,000,000 |
| D F DeVoe | 2,104 | 7,150 | 474 | 277 | 480,000 |
| J R Murdoch | 900 | 1,200 | 14 | 127 | 220,000 |
| L K Murdoch | 1,403 | 1,200 | 150 | 196 | 340,000 |
| A M Siskind | 1,965 | 1,200 | 663 | 277 | 480,000 |
| **Officers** | | | | | |
| R Ailes | 2,500 | 5,956 | 95 | 203 | 350,000 |
| J Gianopulos | 1,741 | 1,750 | 38 | 225 | 389,200 |
| S Grushow | 2,001 | 2,600 | 30 | 269 | 464,400 |
| D Hill | 1,750 | 1,750 | 42 | 202 | 348,400 |
| T Rothman | 1,741 | 1,750 | 34 | 225 | 389,200 |
| M Stern | 2,495 | 1,350 | 40 | 205 | 354,000 |

[1] Other amounts comprise contributions to the Group pension plans and the cost of non-cash benefits in addition to salary for executives in line with local country regulations and competitive market conditions.

[2] These options are valued using the Black-Scholes Option Pricing Model. These options are granted under the Group's various executive share option plans described in the Full Financial Report Note 25.

Pursuant to guidelines issued on 1 July, 2003 by the ASIC, there has been a change in the determination of the amount of emoluments disclosed relating to options granted during the financial year. In prior years, 100% of the value of options granted was disclosed as emoluments in the year of grant. The new ASIC guidelines now require that the value of options granted be disclosed as emoluments over their vesting period, being 4 years from the date of grant. Accordingly, the value of emolument recorded for options granted during the current financial year represents only the vested portion of the full option value.

The following table lists the value of emolument attributable to options granted in financial years prior to fiscal 2003 and previously disclosed as emoluments in prior years, that vest in the current year.

| | US$000 | | US$000 |
|---|---|---|---|
| **Non-executive Directors** | | **Executive Directors** | |
| G C Bible | 28 | K R Murdoch AC | 8,814 |
| K E Cowley AO | 28 | C Carey | 2,794 |
| R Eddington | 66 | P Chernin | 14,861 |
| J A M Erkko KBE | 28 | D F DeVoe | 2,752 |
| A S B Knight | 28 | J R Murdoch | 661 |
| G J Kraehe AO | 7 | L K Murdoch | 2,641 |
| T J Perkins | 28 | A M Siskind | 2,752 |
| B C Roberts Jr. | 28 | | |
| S S Shuman | 28 | | |
| | | **Officers** | |
| | | R Ailes | 583 |
| | | J Gianopulos | 836 |
| | | S Grushow | 2,523 |
| | | D Hill | 481 |
| | | T Rothman | 878 |
| | | M Stern | 1,434 |

[3] All options are over preferred limited voting ordinary shares and were granted during the financial year.

[4] The exercise price of the options is A$7.73 and the options expire on 9 October, 2012 for each Director.

[5] The exercise price is A$8.02 and the options expire on 13 August, 2012 for each Executive Director.

[6] The exercise price is A$8.02 and the options expire on 14 August, 2012 for each Officer.

**Directors' Interests and Benefits**

Information on Directors' Shareholdings as at the date of this report is contained in the Full Financial Report Note 30.

**Share Options**

Details of the share options are disclosed in the Full Financial Report Note 25.

The options carry no right to participate in any other share issue and no options have been exercised by a Director, except as noted in the Full Financial Report Note 30.

# Directors' Report (continued)

FOR THE YEAR ENDED 30 JUNE, 2003

**Indemnification of Directors**

To the extent permitted by law, the Group has indemnified (fully insured) each Director, principal executive officer and secretary of the Group against any liability that may arise as a result of work performed in their respective capacities.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' Liability and Legal Expenses insurance contracts as such disclosure is prohibited under the terms of the contract.

**Rounding of Amounts**

The parent entity is a company of the kind specified in ASIC class order 98/0100. In accordance with that class order, amounts in this report and the accompanying Concise Financial Report have been rounded off to the nearest million dollars unless specifically stated to be otherwise.

This report is signed in accordance with a resolution of Directors.

K R Murdoch AC
Director

D F DeVoe
Director
13 August, 2003

# Discussion and Analysis of the Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

**Discussion and Analysis (2003 to 2002 fiscal periods)**

**Statement of Financial Performance**

Operating income for the year ended 30 June, 2003 was $4.4 billion, an increase of $0.8 billion, or 23% over the previous year. This result was driven by record performances from the Filmed Entertainment and Cable Network Programming segments as well as STAR and the Television Station businesses. The Filmed Entertainment segment was primarily driven by the worldwide home entertainment performance of *Ice Age*, *Shallow Hall*, and *Behind Enemy Lines* combined with a string of successful theatrical releases during the year including *X2: X-Men United*, *Daredevil*, *Like Mike*, *Drumline*, *Just Married* and *Phone Booth*. The success of Cable Network Programming reflects strong revenue growth across all of the Group's primary cable television channels, slightly offset by the impact of war coverage at Fox News and higher programming and marketing costs at FX. The Television segment gains primarily reflect increases in primetime ratings, improved pricing and strong advertising market growth in conjunction with market share gains. These positives were offset by reduced operating income levels reported by the Newspaper segment, resulting primarily from the impact of the discounted pricing initiative in place for the majority of the year at *The Sun* in the UK.

Net losses from associated entities for the year improved to $89 million from $1,434 million in 2002. These amounts comprise operating losses from associated entities of $159 million and $314 million for the years ended 30 June, 2003 and 2002 respectively, combined with Other items of $70 million gain in 2003 and $1,120 million expense in 2002. The reduction in operating losses is primarily due to increased contributions from British Sky Broadcasting Group plc ("BSkyB") and National Geographic Channel (US) as well as the favourable impact of foreign currency fluctuations in certain Latin American pay television platforms. Associated entities' Other items for the year ended 30 June, 2003 primarily relate to the Group's share of asset sale gains recognised by Independent Newspapers Limited, offset by a write down in the value of certain assets of Sky Multi-Country Partners, a Latin American pay television platform.

The Group recorded a net loss from Other items before tax of $378 million in 2003. This comprised a further write down in the Group's carrying value of its investment in Gemstar – TV Guide International Inc. ("Gemstar"), losses incurred following early extinguishment of debt and charges against the carrying value of certain non-current assets. These expenses were offset by the gain realised following the issuance of additional common stock by Fox Entertainment Group.

The net profit attributable to members of the parent entity was $1.8 billion (2002 - $12 billion loss).

**Statement of Financial Position**

Total assets as at 30 June, 2003 declined $3.7 billion from the prior year to $67.7 billion. The major changes occurred in the following:

- Cash increased $0.4 billion as outlined in the commentary on the Statement of Cash Flows below;
- Cash on deposit reflects cash collateral for acquired SKY Italia long term debt;
- Current receivables and property, plant and equipment reduced primarily due to the weakness of the US dollar, offset by the consolidation of SKY Italia assets;
- Non-current receivables increased $0.4 billion largely due to the consolidation of SKY Italia;
- Investments in associated entities reduced by $1.3 billion, reflecting the write down of Gemstar and the consolidation of Stream as a consequence of the SKY Italia transaction;
- Other investments reduced $0.5 billion primarily due to the weakness of the US dollar and the write down of certain investments;
- Publishing rights, titles and television licences decreased $2.6 billion due to currency fluctuations, offset by the intangible recognised following the consolidation of SKY Italia.

Total liabilities as at 30 June, 2003 declined $2.9 billion from the prior year to $29.0 billion. The major changes occurred in the following:

- Interest bearing liabilities reduced $3.0 billion mainly due to net debt repayments of $1.4 billion and favourable currency fluctuations, offset by the liabilities assumed on consolidation of SKY Italia;
- The reduction in total payables of $0.3 billion was offset by an increase in Exchangeable securities of $0.4 billion and reflects $3.2 billion net proceeds from issuance of new securities and the newly consolidated SKY Italia liabilities, offset by $1.3 billion in settlement of existing obligations and favourable currency fluctuations.

**Statement of Cash Flows**

Overall cash increased by $0.4 billion due to the following:

- Cash provided by operating activities was $2.5 billion primarily due to operating profit before depreciation of $2.6 billion;
- Cash used in investing activities was $1.8 billion. Net investment spending was $1.6 billion, reflecting businesses acquired of $0.6 billion (primarily the Chicago television station WPWR and SKY Italia) as well as continued investments into various cable and pay television channels and platforms worldwide. This was offset by $0.3 billion of proceeds from disposal of non current assets. Capital expenditures amounted to $0.5 billion;
- Cash provided by financing activities was $0.5 billion. This reflects proceeds of $3.2 billion from issuance of Exchangeable securities ("BUCS") and long term debt and shares issued of $1.9 billion, primarily being proceeds from the secondary issue made by the Fox Entertainment Group in December 2002. Offsetting this, funds were applied to repay $3.7 billion in long term debt and Exchangeable securities and to provide $0.7 billion as cash collateral for SKY Italia long term debt. Dividends paid amounted to $0.3 billion;
- The weakening of the US dollar reduced reported cash by $0.7 billion.

# Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE, 2003

| | Note | Consolidated 2003 | 2002 | 2001 |
|---|---|---|---|---|
| | | A$ million (except per share amounts) | | |
| Sales revenue | 2 | 29,913 | 29,014 | 25,578 |
| Operating expenses | 2 | (25,561) | (25,472) | (22,485) |
| Operating income | 2 | 4,352 | 3,542 | 3,093 |
| Net loss from associated entities | 5 | (89) | (1,434) | (249) |
| Borrowing costs | | (1,000) | (1,291) | (1,268) |
| Investment income | | 209 | 291 | 333 |
| Net borrowing costs | | (791) | (1,000) | (935) |
| Dividend on exchangeable securities | | (94) | (93) | (90) |
| Other revenues before income tax | 6 | 679 | 5,627 | 3,335 |
| Other expenses before income tax | 6 | (1,057) | (17,601) | (4,609) |
| Change in accounting policy before tax | 7 | | | (1,107) |
| Profit (loss) from ordinary activities before income tax | | 3,000 | (10,959) | (562) |
| *Income tax (expense) benefit on* | | | | |
| Ordinary activities before change in accounting policy and other items | | (989) | (640) | (428) |
| Other items | 6 | 215 | (15) | 19 |
| Change in accounting policy | | | | 421 |
| Net income tax (expense) benefit | | (774) | (655) | 12 |
| Net profit (loss) from ordinary activities after income tax | | 2,226 | (11,614) | (550) |
| Net profit attributable to outside equity interests | 3 | (418) | (348) | (196) |
| Net profit (loss) attributable to members of the parent entity | | 1,808 | (11,962) | (746) |
| Net exchange (losses) gains recognised directly in equity | | (4,064) | (3,021) | 3,309 |
| Items recognised directly in equity | 8 | 152 | (267) | 1,060 |
| Total change in equity other than those resulting from transactions with owners as owners | | (2,104) | (15,250) | 3,623 |
| **Basic earnings per share on net profit (loss) attributable to members of the parent entity** | | | | |
| Ordinary shares | | $0.307 | $(2.170) | $(0.174) |
| Preferred limited voting ordinary shares | | $0.368 | $(2.604) | $(0.209) |
| Ordinary and preferred limited voting ordinary shares | | $0.344 | $(2.431) | $(0.192) |
| **Diluted earnings per share on net profit (loss) attributable to members of the parent entity** | | | | |
| Ordinary shares | | $0.305 | $(2.170) | $(0.174) |
| Preferred limited voting ordinary shares | | $0.366 | $(2.604) | $(0.209) |
| Ordinary and preferred limited voting ordinary shares | | $0.342 | $(2.431) | $(0.192) |

The Statement of Financial Performance is to be read in conjunction with the accompanying notes.

# Statement of Financial Position

AS AT 30 JUNE, 2003

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |
| **Assets** | | |
| *Current Assets* | | |
| Cash | 6,746 | 6,337 |
| Receivables | 5,701 | 5,809 |
| Inventories | 1,931 | 1,935 |
| Other | 483 | 566 |
| Total Current Assets | 14,861 | 14,647 |
| *Non-Current Assets* | | |
| Cash on deposit | 698 | |
| Receivables | 1,219 | 796 |
| Investments in associated entities | 5,526 | 6,875 |
| Other investments | 1,195 | 1,712 |
| Inventories | 4,103 | 4,232 |
| Property, plant and equipment | 6,299 | 6,671 |
| Publishing rights, titles and television licences | 32,724 | 35,348 |
| Goodwill | 377 | 455 |
| Other | 745 | 705 |
| Total Non-Current Assets | 52,886 | 56,794 |
| Total Assets | 67,747 | 71,441 |
| **Liabilities and Shareholders' Equity** | | |
| *Current Liabilities* | | |
| Interest bearing liabilities | 33 | 1,856 |
| Payables | 8,298 | 8,073 |
| Tax liabilities | 714 | 848 |
| Provisions | 258 | 228 |
| Total Current Liabilities | 9,303 | 11,005 |
| *Non-Current Liabilities* | | |
| Interest bearing liabilities | 12,396 | 13,585 |
| Payables | 3,545 | 4,054 |
| Tax liabilities | 666 | 434 |
| Provisions | 1,032 | 1,205 |
| Total Non-Current Liabilities excluding exchangeable securities | 17,639 | 19,278 |
| Exchangeable securities | 2,084 | 1,690 |
| Total Liabilities | 29,026 | 31,973 |
| *Shareholders' Equity* | | |
| Contributed equity | 28,427 | 28,239 |
| Reserves | 2,760 | 6,351 |
| Retained profits | 1,137 | 1 |
| Shareholders' equity attributable to members of the parent entity | 32,324 | 34,591 |
| Outside equity interests in controlled entities | 6,397 | 4,877 |
| Total Shareholders' Equity | 38,721 | 39,468 |
| Total Liabilities and Shareholders' Equity | 67,747 | 71,441 |

The Statement of Financial Position is to be read in conjunction with the accompanying notes.

# Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE, 2003

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |
| **Operating activity** | | | |
| Net profit (loss) attributable to members of the parent entity | 1,808 | (11,962) | (746) |
| Adjustment for non-cash and non-operating activities: | | | |
| Associated entity earnings, net of dividends | 194 | 388 | 242 |
| Outside equity interest | 421 | 278 | 196 |
| Depreciation and amortisation | 776 | 749 | 706 |
| Other items, net | 90 | 13,179 | 1,342 |
| Change in accounting policy after tax | | | 686 |
| Change in financial position: | | | |
| Receivables | (559) | (51) | (410) |
| Inventories | (206) | 515 | (889) |
| Payables | (657) | (396) | (395) |
| Tax liabilities and provisions | 616 | 378 | 188 |
| Cash provided by operating activity | 2,483 | 3,078 | 920 |
| **Investing and other activity** | | | |
| Property, plant and equipment | (551) | (505) | (1,113) |
| Acquisitions, net of cash acquired | (644) | (1,770) | (51) |
| Investments in associated entities | (794) | (942) | (1,714) |
| Other investments | (145) | (667) | (1,288) |
| Repayment of loan by an associate | 170 | | |
| Proceeds from sale of non-current assets | 167 | 4,284 | 2,387 |
| Cash (used in) provided by investing activity | (1,797) | 400 | (1,779) |
| **Financing activity** | | | |
| Issuance of debt and exchangeable securities | 3,172 | | 1,496 |
| Repayment of debt and exchangeable securities | (3,673) | (2,181) | (63) |
| Cash on deposit | (698) | | |
| Issuance of shares | 1,927 | 133 | 56 |
| Repurchase of preferred shares | | | (91) |
| Dividends paid | (272) | (278) | (205) |
| Leasing and other finance costs | | (7) | (5) |
| Cash provided by (used in) financing activity | 456 | (2,333) | 1,188 |
| **Net increase in cash** | 1,142 | 1,145 | 329 |
| Opening cash balance | 6,337 | 5,615 | 4,638 |
| Exchange movement on opening cash balance | (733) | (423) | 648 |
| Closing cash balance | 6,746 | 6,337 | 5,615 |
| **Gross cash flows from operating activity** | | | |
| Cash from trading operations | | | |
| Receipts | 29,361 | 28,970 | 25,176 |
| Payments | (25,561) | (24,423) | (23,120) |
| | 3,800 | 4,547 | 2,056 |
| Dividend and distribution receipts | 48 | 38 | 86 |
| Interest receipts | 207 | 247 | 302 |
| Interest payments | (1,084) | (1,324) | (1,225) |
| Income tax payments | (394) | (337) | (209) |
| Dividends paid on exchangeable securities | (94) | (93) | (90) |
| Cash provided by operating activity | 2,483 | 3,078 | 920 |

The Statement of Cash Flows is to be read in conjunction with the accompanying notes.

# Notes to and forming part of the Concise Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 1 Basis of preparation of Concise Financial Report

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 "Concise Financial Reports" and other mandatory professional reporting requirements. The financial statements and specific disclosures have been derived from The News Corporation Limited's Full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with The News Corporation Limited's Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the Full Financial Report.

At the beginning of the 2001 financial year, the Group changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalised and expensed over time, are now expensed as incurred. All motion picture and television production costs are reflected as non-current assets. This change in accounting policy provides better comparability of the Group's results against its competitors and has also ensured continued consistency with United States generally accepted accounting principles for producers and distributors of films. The net impact of this change in accounting policy net of outside equity interest was a one-off pre-tax charge to profit of $1,107 million with an associated tax benefit of $421 million in fiscal 2001. The effect of this change on the 2001 fiscal year was a reduction in net profit attributable to members of the parent entity of $686 million and a corresponding reduction in the carrying value of inventory of $1,338 million, a reduction in tax liabilities of $509 million and in outside equity interest of $143 million.

Dividends payable are recognised when their payment is determined by, and announced, following a meeting of the Board of Directors. This represents a change in policy over fiscal 2001 whereby dividends were accrued at year end, even though determined by the Board of Directors at a later date. This change in accounting policy was not material to the financial statements.

The Group discloses as Other revenues and Other expenses those transactions, the financial impact of which are included within profit (loss) from ordinary activities, that are considered significant by reason of their size, nature or effect on the Group's financial performance for the year. Other revenues and Other expenses related to transactions of the Group's associated entities are included in Net loss from associated entities. The term Other items includes both Other revenues and Other expenses.

Where necessary, comparative amounts have been reclassified and repositioned for consistency with current year disclosures.

Except as noted above, the Concise Financial Report has been prepared on a basis consistent with the previous year, and in accordance with historical cost conventions.

# Notes to and forming part of the Concise Financial Report (continued)

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 2 Business segment data

| | Consolidated 2003 A$ million | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Note | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| Sales revenue | | 7,689 | 8,162 | 3,891 | 340 | 1,583 | 4,659 | 1,992 | 1,597 | | 29,913 |
| Operating expenses | | (6,590) | (6,703) | (3,155) | (444) | (1,145) | (3,973) | (1,765) | (1,786) | | (25,561) |
| Operating income | | 1,099 | 1,459 | 736 | (104) | 438 | 686 | 227 | (189) | | 4,352 |
| Net profit (loss) from associated entities before other items | 5 | 13 | (33) | 40 | (279) | | 70 | | 30 | | (159) |
| Net borrowing costs | | | | | | | | | | (791) | (791) |
| Dividend on exchangeable securities | | | | | | | | | | (94) | (94) |
| Income tax expense before other items | | | | | | | | | | (989) | (989) |
| Outside equity interest before other items | 3 | | | | | | | | | (421) | (421) |
| Profit before other items | | | | | | | | | | | 1,898 |
| Other revenues before income tax | 6 | | 47 | | | | | | 632 | | 679 |
| Other expenses before income tax | 6 | | (69) | | (21) | | | | (967) | | (1,057) |
| Income tax expense on other items | 6 | | | | | | | | | 215 | 215 |
| Net (loss) profit from associate other items | 5 | | | | (162) | | 257 | | (25) | | 70 |
| Outside equity interest on other items | 3 | | | | | | | | | 3 | 3 |
| Net profit (loss) attributable to members of the parent entity | | 1,112 | 1,404 | 776 | (566) | 438 | 1,013 | 227 | (519) | (2,077) | 1,808 |

## ➤ NOTE 2 Business segment data (continued)

| | Note | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Consolidated 2002 A$ million | | | | | | |
| Sales revenue | | 7,714 | 8,160 | 3,569 | | 1,650 | 4,604 | 2,059 | 1,258 | | 29,014 |
| Operating expenses | | (6,810) | (7,287) | (3,189) | | (1,202) | (3,782) | (1,835) | (1,367) | | (25,472) |
| Operating income | | 904 | 873 | 380 | | 448 | 822 | 224 | (109) | | 3,542 |
| Net (loss) profit from associated entities before other items | 5 | (23) | (97) | (82) | (342) | | 47 | | 183 | | (314) |
| Net borrowing costs | | | | | | | | | | (1,000) | (1,000) |
| Dividend on exchangeable securities | | | | | | | | | | (93) | (93) |
| Income tax expense before other items | | | | | | | | | | (640) | (640) |
| Outside equity interest before other items | 3 | | | | | | | | | (278) | (278) |
| Profit before other items | | | | | | | | | | | 1,217 |
| Other revenues before income tax | 6 | | | 4,234 | | | | | 1,393 | | 5,627 |
| Other expenses before income tax | 6 | | (1,240) | (1,689) | | | | | (14,672) | | (17,601) |
| Income tax expense on other items | 6 | | | | | | | | | (15) | (15) |
| Net loss from associate other items | 5 | | | (50) | (1,045) | | (25) | | | | (1,120) |
| Outside equity interest on other items | 3 | | | | | | | | | (70) | (70) |
| Net profit (loss) attributable to members of the parent entity | | 881 | (464) | 2,793 | (1,387) | 448 | 844 | 224 | (13,205) | (2,096) | (11,962) |

## ➤ NOTE 2 Business segment data (continued)

| | Consolidated 2001 A$ million | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Note | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| Sales revenue | | 6,795 | 6,838 | 2,696 | | 1,675 | 4,600 | 1,907 | 1,067 | | 25,578 |
| Operating expenses | | (6,308) | (5,831) | (2,499) | | (1,238) | (3,696) | (1,702) | (1,211) | | (22,485) |
| Operating income | | 487 | 1,007 | 197 | | 437 | 904 | 205 | (144) | | 3,093 |
| Net (loss) profit from associated entities before other items | 5 | (36) | (61) | 15 | (247) | | 34 | | 133 | | (162) |
| Net borrowing costs | | | | | | | | | | (935) | (935) |
| Dividend on exchangeable securities | | | | | | | | | | (90) | (90) |
| Income tax expense before other items | | | | | | | | | | (428) | (428) |
| Outside equity interest before other items | 3 | | | | | | | | | (196) | (196) |
| Profit before change in accounting policy and other items | | | | | | | | | | | 1,282 |
| Other revenues before income tax | 6 | | 723 | 1,213 | | | | | 1,399 | | 3,335 |
| Other expenses before income tax | 6 | | (888) | (1,111) | | (68) | | | (2,542) | | (4,609) |
| Income tax expense on other items | 6 | | | | | | | | | 19 | 19 |
| Net loss from associate other items | 5 | | | | (78) | | (9) | | | | (87) |
| Change in accounting policy | 7 | (1,107) | | | | | | | | | (1,107) |
| Income tax benefit on change in accounting policy | | | | | | | | | | 421 | 421 |
| Net (loss) profit attributable to members of the parent entity | | (656) | 781 | 314 | (325) | 369 | 929 | 205 | (1,154) | (1,209) | (746) |

Total segment revenue per AASB 1005 "Segment Reporting" is the addition of Sales revenue, Net profit (loss) from associated entities before Other items, Other revenues before income tax and Net profit (loss) from associate Other items.

Intersegment revenues generated primarily by the Filmed Entertainment segment of $1,127 million (2002 $1,484 million, 2001 $843 million) have been eliminated on consolidation within the Filmed Entertainment segment. Intersegment operating (losses) profits generated primarily by the Filmed Entertainment segment of ($23 million) (2002 $76 million, 2001 $24 million) have been eliminated on consolidation within the Filmed Entertainment segment.

## ➤ NOTE 2 Business segment data (continued)

| | Consolidated 2003 A$ million | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| **Assets** | | | | | | | | | | |
| Investments in associated entities | 99 | 9 | 2,585 | 1,124 | | 590 | | 1,119 | | 5,526 |
| Segment assets | 6,468 | 19,888 | 9,016 | 3,559 | 2,181 | 7,695 | 2,927 | 1,848 | | 53,582 |
| Corporate assets | | | | | | | | | 8,639 | 8,639 |
| Total assets | 6,567 | 19,897 | 11,601 | 4,683 | 2,181 | 8,285 | 2,927 | 2,967 | 8,639 | 67,747 |
| **Liabilities** | | | | | | | | | | |
| Segment liabilities | 3,618 | 3,968 | 807 | 1,415 | 483 | 591 | 759 | 1,492 | | 13,133 |
| Corporate liabilities | | | | | | | | | 15,893 | 15,893 |
| Total liabilities | 3,618 | 3,968 | 807 | 1,415 | 483 | 591 | 759 | 1,492 | 15,893 | 29,026 |
| Acquisition of assets | 20 | 1,066 | 123 | 2,052 | 3 | 93 | 8 | 228 | | 3,593 |
| Depreciation and amortisation | 129 | 177 | 73 | 44 | 11 | 225 | 9 | 108 | | 776 |

| | Consolidated 2002 A$ million | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| **Assets** | | | | | | | | | | |
| Investments in associated entities | 79 | 183 | 2,826 | 1,579 | | 403 | | 1,805 | | 6,875 |
| Segment assets | 7,380 | 22,864 | 10,627 | | 2,527 | 8,249 | 3,037 | 1,745 | | 56,429 |
| Corporate assets | | | | | | | | | 8,137 | 8,137 |
| Total assets | 7,459 | 23,047 | 13,453 | 1,579 | 2,527 | 8,652 | 3,037 | 3,550 | 8,137 | 71,441 |
| **Liabilities** | | | | | | | | | | |
| Segment liabilities | 4,209 | 4,965 | 1,146 | | 488 | 755 | 630 | 1,367 | | 13,560 |
| Corporate liabilities | | | | | | | | | 18,413 | 18,413 |
| Total liabilities | 4,209 | 4,965 | 1,146 | | 488 | 755 | 630 | 1,367 | 18,413 | 31,973 |
| Acquisition of assets | 103 | 5,473 | 1,546 | | 9 | 197 | 10 | 242 | | 7,580 |
| Depreciation and amortisation | 131 | 193 | 82 | | 13 | 225 | 15 | 90 | | 749 |

In April 2003, the Group and Telecom Italia completed the previously announced acquisition of Telepiu, S.p.A. ("Telepiu") from Vivendi Universal. Telepiu has been merged with Stream S.p.A ("Stream"), and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group's Statement of Financial Performance from 30 April, 2003, the date of acquisition, and are presented in a new segment, Direct Broadcast Satellite Television. Prior year segment disclosure, including investments in associated entities, has been reclassified, as appropriate, to conform to this new presentation.

# Notes to and forming part of the Concise Financial Report (continued)

FOR THE YEAR ENDED 30 JUNE, 2003

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |

## ➤ NOTE 3 Outside equity interest

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Outside equity interest before other items | (421) | (278) | (196) |
| Outside equity interest on other items | 3 | (70) | |
| | (418) | (348) | (196) |

## ➤ NOTE 4 Dividends

Dividends declared and proposed during the year:

| Class of Shares | Dividend per share – Interim | Dividend per share – Final | Franking | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| Ordinary | 1.5 cents | 1.5 cents | Unfranked | 63 | 31 | 31 |
| Ordinary | 1.5 cents | | 50% franked at 34% tax rate | | | 31 |
| Preferred limited voting ordinary | 3.75 cents | 3.75 cents | Unfranked | 241 | 120 | 111 |
| Preferred limited voting ordinary | 3.75 cents | | 50% franked at 34% tax rate | | | 81 |
| Perpetual preference | (a) | | Unfranked | 47 | 52 | 51 |
| | | | | 351 | 203 | 305 |

(a) Dividends on 10 million 8 5/8% cumulative perpetual preference shares and 3.8 million adjustable rate perpetual preference shares.

For full payment details of the above mentioned dividends refer to Directors' Report on page 53 of the Concise Report.

On 13 August, 2003, the Directors of The News Corporation Limited recommended the payment on 15 October, 2003 of a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share on the issued shares at 12 September, 2003, the entitlement date for the final dividend. The final dividend has not been provided for in the financial statements, in accordance with the Group's accounting policy, as the dividend was not declared and announced by the Directors prior to 30 June, 2003.

As at 30 June, 2003 the balance of the franking account of the parent entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of the above dividends, is $0.5 million (2002 $0.5 million, 2001 $0.5 million) on a grossed up basis.

## NOTE 5 Associated entities

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |
| The Group's share of the profit (loss) after income tax of its associated entities consist principally of | | | |
| British Sky Broadcasting Group plc | 132 | (51) | (76) |
| Stream, S.p.A (a) | (294) | (66) | |
| Sky Latin America | | | |
| Sky Brasil (formerly Net Sat Servicos Ltda) | (56) | (120) | (101) |
| Innova, S.de R.L de C.V. (Mexico) | (37) | (92) | (52) |
| Other | (41) | (78) | (63) |
| Fox Sports Cable Networks | 44 | 33 | 89 |
| FOXTEL | (15) | (15) | (11) |
| ESPN Star Sports | 3 | (11) | (23) |
| Other associated entities | 105 | 86 | 75 |
| | (159) | (314) | (162) |
| Other items after income tax (b) | 70 | (1,120) | (87) |
| Net loss from associated entities | (89) | (1,434) | (249) |
| Net loss from associated entities comprises: | | | |
| Attributable to joint venture entities | (316) | (126) | (105) |
| Attributable to other associated entities | 227 | (1,308) | (144) |
| Net loss from associated entities | (89) | (1,434) | (249) |
| Net loss from associated entities comprises: | | | |
| Loss before income tax | (62) | (1,388) | (226) |
| Income tax | (27) | (46) | (23) |
| Net loss from associated entities | (89) | (1,434) | (249) |

(a) In April 2003, the Group acquired a controlling interest in Stream S.p.A ("Stream"), which concurrently acquired all of the outstanding stock of Telepiu, S.p.A ("Telepiu"), a majority-owned subsidiary of Vivendi Universal and Stream's only direct competitor in the Direct Broadcast Satellite Television business in Italy. The aggregate consideration paid for Telepiu consisted of €438 million ($711 million) in cash and the assumption of €350 million ($602 million) in indebtedness. The excess purchase price over the fair value of the net assets acquired of $1,524 million is reported within publishing rights, titles and television licences.

Telepiu has been merged with Stream, and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group's Consolidated Statement of Financial Performance from 30 April, 2003, the date of acquisition, and is presented in a new segment, Direct Broadcast Satellite Television. As a result of the acquisition, commencing 30 April, 2003, the Group ceased to equity account its share of Stream's results.

(b) The 2003 Other items primarily reflect the Group's share of a gain arising from the sale of the publishing assets of Independent Newspapers Limited, a New Zealand media company. This is partially offset by a charge to reflect the permanent diminution of the assets of Sky Multi-Country Partners, a Latin American DTH platform, due to the sustained losses of the platform and the decision of the partners to limit future financial support of this business.

The 2002 Other items primarily represents the Group's equity accounted share of the write off by its associate British Sky Broadcasting Group plc ("BSkyB") of its investment in KirchPayTV.

At 30 June, 2002, the Group's investment in BSkyB was recorded at zero, and as a result the Group ceased to equity account its share of BSkyB's results. In fiscal 2002, the Group did not record $135 million of its share of BSkyB's losses. Subsequently, the Group recommenced equity accounting its share of BSkyB's results from 11 November, 2002 after not recording $135 million of its share of BSkyB's profit.

## NOTE 6 Other items

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |
| The profit (loss) from ordinary activities before tax includes the following Other items whose disclosure is relevant in explaining the financial performance of the Group | | | |
| Disposal of interests in subsidiaries (a) | 504 | | |
| Sale of Fox Family Worldwide (b) | | 2,323 | |
| Sale of Echostar shares (c) | | 468 | 415 |
| Sale of Outdoor Life (d) | | 271 | |
| Sale of The Golf Channel (e) | | | 476 |
| Sale of TM3 (f) | | | 18 |
| Write down of investment in Gemstar (g) | (551) | (11,138) | |
| Write down of investment in Knowledge Enterprises (h) | (158) | | |
| Early extinguishment of debt (i) | (143) | (191) | |
| Write down of sports rights (j) | | (1,861) | |
| Write down of investment in Stream (k) | | (590) | |
| Write down of investment in KirchMedia (l) | | (460) | |
| Office closure costs and other | | (40) | (258) |
| Write down of investment in One.Tel (m) | | | (576) |
| Healtheon/WebMD transaction restructure, net (n) | | | (426) |
| Disposal and write down of other non-current assets (o) | (30) | (756) | (923) |
| | (378) | (11,974) | (1,274) |
| Income tax benefit (expense) attributable to Other items | 215 | (15) | 19 |
| Other loss after tax | (163) | (11,989) | (1,255) |
| Other loss after tax comprises: | | | |
| Other revenues before income tax | 679 | 5,627 | 3,335 |
| Other expenses before income tax | (1,057) | (17,601) | (4,609) |
| Income tax benefit (expense) attributable to Other items | 215 | (15) | 19 |
| | (163) | (11,989) | (1,255) |

(a) Primarily relates to the sale by Fox Entertainment Group ("FEG"), a subsidiary of the Group, of 50 million shares of its Class A Common Stock for net proceeds of approximately US$1.2 billion ($1.8 billion). Upon consummation of the offering, in November 2002, the Group's equity and voting interest in FEG decreased from 85.32% and 97.84% to 80.58% and 97%, respectively. The resulting gain has been recorded as Other revenue.

(b) In October 2001, a subsidiary of the Group, Fox Broadcasting Company ("FOX"), Haim Saban and the other shareholders of Fox Family Worldwide, Inc ("FFW"), sold FFW to The Walt Disney Company ("Disney") for total consideration of approximately $10.3 billion (including the assumption of certain debt), of which approximately $3.2 billion was in consideration of the Group's interest in FFW. As a result of this transaction, the Group recognised a gain on sale of $2,323 million. In addition, the Group sublicensed certain post-season Major League Baseball ("MLB") games through the 2006 MLB season to Disney for aggregate consideration of approximately $1.2 billion, payable over the entire period of the sublicense.

(c) During fiscal 2002 and 2001, the Group sold its investment in EchoStar Communications Corporation for total consideration of $1,312 million and $635 million and recorded a gain on the sale of $468 million and $415 million, respectively.

## ➤ NOTE 6 Other items (continued)

(d) On 25 July, 2001, as a result of the exercise of rights by existing shareholders, FEG acquired 50.23% of Outdoor Life Network, LLC ("Outdoor Life") for approximately $608 million. This acquisition resulted in FEG owning 83.18% of Outdoor Life. On 23 August, 2001, a shareholder of Outdoor Life exercised its option to acquire FEG's ownership interest in Outdoor Life for $977 million in cash. Upon the closing of the sale, the Group recognised a gain of $271 million.

(e) In June 2001, the Group sold its 31% interest in The Golf Channel for total consideration of approximately $695 million, of which $676 million was received in cash during fiscal 2001. The Group recorded a gain on the sale of $476 million in relation to this transaction.

(f) In March 2000, News Germany Television Holdings Gmbh, a subsidiary of the Group, purchased a 34% interest in TM3 KG and TM3 Gmbh (to increase its holdings to 100%) for total consideration of $301.4 million. In January 2001, the Group agreed to sell TM3 to KirchMedia for cash consideration of $265 million and $427 million in newly issued shares of KirchMedia. The Group based its valuation of the KirchMedia shares on three different factors: (i) previous equity transactions that KirchMedia had entered into with other investors, (ii) a required minimum cash payment of $427 million if KirchMedia did not issue such shares, and (iii) the put option the Group received over its KirchMedia shares from KirchMedia's parent in the amount of $427 million. The Group recorded a gain on this sale of approximately $18 million.

(g) In July 2000, TV Guide, Inc. ("TVG") completed a merger with Gemstar International Group Limited ("Gemstar") pursuant to which TVG became a wholly-owned subsidiary of Gemstar which was renamed Gemstar-TV Guide International, Inc. ("Gemstar – TV Guide"). The Group's ownership of the merged entity at July 2000 was 21.38%. In May 2001, the Group acquired 80% of Liberty's 21.3% interest in Gemstar-TV Guide in exchange for 121.5 million ADRs representing 486 million preferred limited voting ordinary shares of the Group. The acquisition by the Group of a further interest in Gemstar-TV Guide through the issuance of preferred shares was a non-cash transaction, with investments and contributed equity increasing by $7,920 million. In December 2001, the Group acquired the remaining 20% of Liberty's interest in Gemstar-TV Guide in exchange for 28.8 million ADRs of the Group representing 115.2 million preferred limited voting ordinary shares valued at $1,407 million. This acquisition was a non-cash transaction, with investments and contributed equity increasing by $1,407 million. As a result of this transaction, the Group's ownership interest in Gemstar-TV Guide increased to 42.6% (42.9% at 30 June, 2002). As at 30 June, 2002, the Group owned 175 million shares in Gemstar-TV Guide and recorded a charge to reflect the permanent impairment in carrying value of $11.1 billion. The charge was determined by reference to Gemstar-TV Guide's share price at 28 June, 2002 of US$5.39 ($9.56) per share. During fiscal 2003, Gemstar-TV Guide's market value continued to decline and the Group considered several factors to determine if an additional charge was required. As a result of this review, the Group recorded a $551 million charge to reduce the carrying value of the investment in Gemstar-TV Guide to US$3.75 ($6.66) per share to reflect a permanent decline in value.

(h) In fiscal 2003, the Group recorded an impairment charge of $158 million related to the Group's carrying value of its investment in Knowledge Enterprises, Inc. ("Knowledge Enterprises"). The charge was based on Knowledge Enterprises' recent equity rights offering and reflects the estimated recoverable value of this investment.

(i) During fiscal 2002, the Group extinguished a substantial portion of debt owing on 10 1/8% Senior Debentures due in October 2012 and on 8 5/8% Senior Notes due February 2003. The Group recognised a loss of $64 million and $47 million respectively due to the early extinguishment of debt. In June 2002 the Group and Fox Sports Networks, LLC, an indirect subsidiary of the Group, irrevocably called for the redemption of all outstanding 8.875% Senior Notes due August 2007 and the 9.75% Senior Discount Notes due August 2007. The Group recognised a loss of $80 million on the irrevocable early extinguishment of the debt. The redemption was completed in August 2002. In March 2003, the Group purchased approximately 74% of its outstanding US$500 million aggregate principal 8 1/2% Senior Notes due February 2005 at a premium, plus accrued interest. The Group recognised a loss of US$45 million ($76 million) on the early redemption of the 8 1/2% Senior Notes which is included within Other expenses in the Statement of Financial Performance. Also in March 2003, 8,247,953 Trust Originated Preferred Securities ("TOPrS") were redeemed by the Group using proceeds from the issuance of Beneficial Unsecured Exchangeable Securities ("BUCS").

The Group recognised a loss of US$37 million ($64 million) on early redemption of the TOPrS (including the write off of deferred issuance costs) which is included within Other expenses in the Statement of Financial Performance.

## NOTE 6 Other items (continued)

(j) As a result of the downturn in sports related advertising during fiscal 2002, together with the reduction in long term forecast advertising growth rates, in accordance with the Group's accounting policies, the Directors re-evaluated the recoverability of the costs of certain sports contracts, principally in the United States. Accordingly, the Group recorded a one-time Other expense of $1,861 million relating to National Football League ($753 million), NASCAR ($578 million), Major League Baseball ($437 million) and non-US Cricket programming rights ($93 million).

(k) Stream was a satellite pay-TV provider in Italy. During fiscal 2002, the Group wrote down its investment in Stream by $590 million to an amount considered by the Directors to be the recoverable amount at 30 June, 2002.

(l) During fiscal 2002, given the financial uncertainties surrounding KirchPayTV and its parent Kirch Gruppe, the Group recognised a charge of $460 million to fully write down its investment in KirchMedia.

(m) In May 2001, the Group became aware of serious financial problems at One.Tel Limited, an Australian telecommunications company in which the Group owns approximately 24% of the outstanding equity. Upon completion of One.Tel's auditors' review of its financial condition in late May 2001, One.Tel was placed in administration. The carrying value of the investment in One.Tel has been fully written down due to the liquidation of its operations.

(n) As a result of the restructure of the Group's investment in Healtheon/WebMD ("WebMD") in fiscal 2001, the Group swapped out of its preferred stock investment and recognised an impairment loss on its remaining common stock interest in WebMD. In exchange for the preferred stock the Group received the ownership interest in The Health Network ("THN"), warrants to purchase additional common stock in WebMD, a reduction in its obligation to provide future media services to and license content from WebMD and the elimination of future funding commitments to an international joint venture. The Group recorded a non-cash charge of $426 million related to this restructuring. The Group subsequently sold its interest in THN for consideration valued at $433 million.

(o) During fiscal 2001, the Group wrote down certain of its non-current assets, in particular its investment in Zee Telefilms Limited ("ZTL") and certain new media assets. During fiscal 2002, the Group wrote down certain non-current assets, mainly interactive, media and sporting assets, to their recoverable amount. The Group also disposed of various non-current assets for an aggregate consideration of $96 million. During that year the Group also settled certain liabilities owing to MCI Communications Corporation, including accrued interest, of US$1,017 million ($1,926 million) for US$930 million ($1,760 million), consisting of 121.2 million preferred limited voting ordinary shares valued at US$680 million ($1,288 million) and US$250 million ($473 million) in cash. The Group recognised a gain of $166 million on the settlement. During fiscal 2003, the Group disposed of certain interactive and music related assets for aggregate consideration of $175 million, and also wrote down certain other sporting and television assets. The 30 June, 2003 amount also includes a provision for an arbitration award that was issued in favour of PanAmSat International Systems against the Group. The Group disagrees with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the two parties, intends to appeal the award.

# Notes to and forming part of the Concise Financial Report (continued)

FOR THE YEAR ENDED 30 JUNE, 2003

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |

## ➤ NOTE 7 Change in accounting policy

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Change in accounting policy before tax | | | (1,107) |

At the beginning of the 2001 financial year, the Group changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalised and expensed over time, are now expensed as incurred. All motion picture and television production costs are reflected as non-current assets. This change in accounting policy provides better comparability of the Group's results against its competitors and has also ensured continued consistency with United States generally accepted accounting principles for producers and distributors of films. The net impact of this change in accounting policy net of outside equity interest was a one-off pre-tax charge to profit of $1,107 million with an associated tax benefit of $421 million in fiscal 2001. The effect of this change on the 2001 fiscal year was a reduction in net profit attributable to members of the parent entity of $686 million and a corresponding reduction in the carrying value of inventory of $1,338 million, a reduction in tax liabilities of $509 million and in outside equity interest of $143 million.

## ➤ NOTE 8 Items recognised directly in equity

These items relate to an increase in associated entity reserves of $152 million (2002 $267 million reduction, 2001 $1,060 million increase). During 2003 and 2001 BSkyB issued new equity as consideration for several transactions, including the acquisition of Sports Internet Group and the remaining shares in British Interactive Broadcasting Holdings Limited ("BiB"). These issuances reduced the Group's ownership interest in BSkyB from 37.1% (2001) to 36.2% (2002) to 35.4% (2003). In accordance with AASB 1016 "Accounting for Investments in Associates", in the year ended 30 June, 2001, the Group recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $1,060 million. In the year ended 30 June, 2002, the Group recorded a decrease in its investment and a corresponding decrease in reserves of $240 million. In the year ended 30 June, 2003, the Group recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $152 million.

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |

## ➤ NOTE 9 Retained profits

| | 2003 | 2002 |
|---|---|---|
| Retained profits at the beginning of the financial year | 1 | 10,906 |
| Net loss attributable to members of the parent entity | 1,808 | (11,962) |
| Dividends provided for or paid | (351) | (203) |
| Aggregate amount transferred (to) from reserves | (321) | 1,260 |
| Retained profits at the end of the financial year | 1,137 | 1 |

Dividends on ordinary and preferred limited voting ordinary shares are paid out of the retained profits of the parent entity, The News Corporation Limited. The parent entity has retained profits as at 30 June, 2003 of $17.8 billion (2002 $13.7 billion).

## ➤ NOTE 10 Hughes Electronics

In April 2003, the Group, General Motors Corporation ("GM") and Hughes Electronics Corporation ("Hughes") reached an agreement in which the Group would acquire 34% of Hughes. The Group will acquire GM's 19.9% interest in Hughes for approximately US$3.8 billion ($5.7 billion), of which US$768 million ($1,157 million) of the consideration may be paid in preferred ADRs. The Group will acquire through a merger an additional 14.1% of Hughes for approximately US$2.7 billion ($4.1 billion) that is payable, at the Group's option, in cash or preferred ADRs. Simultaneously with the closing of this transaction, the Group will transfer its 34% ownership interest in Hughes to Fox Entertainment Group ("FEG") in exchange for promissory notes representing US$4.5 billion ($6.8 billion) and approximately 74.2 million shares of FEG's Class A Common Stock. This will increase the Group's ownership interest in FEG from 80.6% to approximately 82%, whilst its voting percentage of FEG will remain at 97%. The closing of this transaction is subject to a number of conditions, including approval by GM's shareholders, a tax ruling and regulatory approvals.

## ➤ NOTE 11 Liberty Media

In March 2003, the Group and Liberty Media Corporation ("Liberty") entered into an agreement under which Liberty has the right, prior to 28 September, 2003, to purchase US$500 million of the Group's preferred limited voting ordinary ADRs, at US$21.50 ($35.93) per ADR. If Liberty does not exercise its right, the Group can require Liberty to purchase US$500 million ($835 million) of its preferred limited voting ordinary ADRs at this price should the Group acquire an ownership interest in Hughes Electronics Corporation prior to 27 March, 2005.

# Directors' Declaration

FOR THE YEAR ENDED 30 JUNE, 2003

The Directors of The News Corporation Limited declare that:

a) the Concise Financial Report set out on pages 58 to 74 complies with Accounting Standard AASB 1039 "Concise Financial Reports"; and

b) has been derived from and is consistent with the Full Financial Report for the financial year.

This declaration is made in accordance with a resolution of Directors.

K R Murdoch AC
Director

D F DeVoe
Director

13 August, 2003



■ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

# Independent Audit Report

FOR THE YEAR ENDED 30 JUNE, 2003

To the members of The News Corporation Limited

**Scope**

*The concise financial report and directors' responsibility*

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for The News Corporation Limited ("the parent entity") and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the parent entity and the entities it controlled during the year.

The directors of the parent entity are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

*Audit approach*

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the parent entity. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2003. Our audit report on the full financial report was signed on 28 August 2003, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

**Independence**

We are independent of the parent entity, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

**Audit opinion**

In our opinion, the concise financial report of The News Corporation Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

C N Westworth
Partner
Sydney
28 August, 2003

# Shareholder Information

AT 13 AUGUST, 2003

**Corporate Ownership – Ordinary Shares**

| | |
|---|---|
| Number of Ordinary Shareholders | 63,234 |
| Voting rights | |
| On show of hands – one vote for each member | |
| On poll – one vote for each share held | |

**Distribution of shareholding**

| | |
|---|---|
| 1-1,000 | 39,585 |
| 1,001-5,000 | 19,351 |
| 5,001-10,000 | 2,390 |
| 10,001-100,000 | 1,696 |
| 100,001 and over | 212 |
| Holding less than a marketable parcel | 2,709 |

**Top twenty shareholders as at 13 August, 2003**

| | |
|---|---|
| Cruden Investments Pty. Limited and controlled entities | 626,052,873 |
| Citicorp Nominees Pty. Limited | 411,123,550 |
| Westpac Custodian Nominees Limited | 234,048,799 |
| JP Morgan Nominees Australia Limited | 220,726,822 |
| National Nominees Limited | 176,120,717 |
| ANZ Nominees Limited | 66,608,580 |
| RBC Global Services Australia Nominees Pty. Limited | 43,563,501 |
| Commonwealth Custodial Services Limited | 24,634,107 |
| AMP Life Limited | 24,621,550 |
| Queensland Investment Corporation | 24,375,295 |
| Cogent Nominees Pty. Limited | 19,698,824 |
| HSBC Custody Nominees (Australia) Limited | 14,959,084 |
| Warnford Nominees Pty. Limited | 8,419,331 |
| NRMA Nominees Pty. Limited | 5,610,261 |
| Invia Custodian Pty. Limited | 3,893,614 |
| Bond Street Custodians Limited | 3,787,867 |
| Total Risk Management Pty. Limited | 3,398,993 |
| BNP Paribas | 3,253,579 |
| Zurich Investment Management Limited | 2,873,232 |
| Suncorp Custodian Services Pty. Limited | 2,707,798 |
| | 1,920,478,377 |
| Percentage of issued ordinary shares held by twenty largest holders | 91.57% |

**Substantial Shareholders**

| | |
|---|---|
| Cruden Investments Pty. Limited and controlled entities | 626,052,873 |

# Shareholder Information (Continued)

AT 13 AUGUST, 2003

**Corporate Ownership – Preferred Limited Voting Ordinary Shares**

| | |
|---|---|
| Number of Preferred Limited Voting Ordinary Shareholders | 19,307 |

A holder of a preferred limited voting ordinary share ("preferred share") shall be entitled to vote at any general meeting of the members of The News Corporation Limited by virtue of holding such share mutatis mutandis in the same manner and subject to the same conditions as the holder of an ordinary share (including as to the number of votes which may be cast on a poll) but only in the following circumstances and not otherwise:

(i) on a proposal to reduce the share capital of The News Corporation Limited, or on a proposal to wind up or during the winding up of The News Corporation Limited, or on a proposal for the disposal of the whole of the property, business and undertaking of The News Corporation Limited;

(ii) on a proposal that affects rights attached to the preferred share;

(iii) during a period during which a Dividend (or part of a Dividend) in respect of the preferred share is in arrears; or

(iv) on a resolution to approve the terms of a buy-back agreement.

**Distribution of shareholding**

| | |
|---|---|
| 1-1,000 | 10,809 |
| 1,001-5,000 | 6,459 |
| 5,001-10,000 | 1,055 |
| 10,001-100,000 | 802 |
| 100,001 and over | 182 |
| Holding less than a marketable parcel | 1,177 |

**Top twenty shareholders as at 13 August, 2003**

| Shareholder | Shares |
|---|---|
| Citicorp Nominees Pty. Limited | 1,966,415,137 |
| JP Morgan Nominees Australia Limited | 260,218,602 |
| Cruden Investments Pty. Limited and controlled entities | 217,117,439 |
| National Nominees Limited | 172,899,348 |
| Westpac Custodian Nominees Limited | 169,038,201 |
| RBC Global Services Australia Nominees Pty. Limited | 64,216,427 |
| ANZ Nominees Limited | 43,958,958 |
| Queensland Investment Corporation | 36,115,666 |
| Commonwealth Custodial Services Limited | 35,929,292 |
| Cogent Nominees Pty. Limited | 34,690,393 |
| AMP Life Limited | 30,365,789 |
| HSBC Custody Nominees (Australia) Limited | 13,276,810 |
| Government Superannuation Office | 11,201,537 |
| Ogier Trustee Limited | 8,056,286 |
| NRMA Nominees Pty. Limited | 7,627,295 |
| Victorian Workcover Authority | 7,400,749 |
| Transport Accident Commission | 6,455,259 |
| Suncorp Custodian Services Pty. Limited | 6,205,738 |
| Warnford Nominees Pty. Limited | 5,522,431 |
| Invia Custodian Pty. Limited | 4,945,012 |
| | 3,101,656,369 |
| Percentage of Preferred Limited Voting Ordinary Shares held by twenty largest holders | 96.01% |

**Head Office**
2 Holt Street
Sydney NSW 2010
Australia

**Registered Office**
121 King William Street
Adelaide SA 5000
Australia

# Board of Directors and Management Committee

**Directors**

**K. Rupert Murdoch AC**
Chairman and Chief Executive

**Geoffrey C. Bible**

**Chase Carey**

**Peter Chernin**

**Kenneth E. Cowley AO**

**David F. DeVoe**

**Roderick I. Eddington**

**Dr. Aatos J. Erkko KBE**

**Andrew S. B. Knight**

**Graham Kraehe AO**

**James R. Murdoch**

**Lachlan K. Murdoch**

**Thomas J. Perkins**

**Stanley S. Shuman**

**Arthur M. Siskind**

**Executive Management Committee**

**Rupert Murdoch**
Chairman and Chief Executive
News Corporation

**Tony Ball**
Chief Executive
British Sky Broadcasting

**Paul Carlucci**
Chairman and Chief Executive Officer
News America Marketing

**Peter Chernin**
President and Chief Operating Officer
News Corporation

**David DeVoe**
Senior Executive Vice President
and Chief Financial Officer
News Corporation

**Anthea Disney**
Executive Vice President, Content
News Corporation

**Jane Friedman**
President and Chief Executive Officer
HarperCollins

**James Gianopulos**
Chairman
Fox Filmed Entertainment

**Gary Ginsberg**
Executive Vice President, Investor
Relations and Corporate Communications
News Corporation

**Sandy Grushow**
Chairman
Fox Television Entertainment Group

**John Hartigan**
Chief Executive
News Limited

**David Hill**
Chairman and Chief Executive Officer
Fox Sports Television Group

**Les Hinton**
Executive Chairman
News International plc

**James Murdoch**
Chairman and Chief Executive Officer
STAR Group

**Lachlan Murdoch**
Deputy Chief Operating Officer
News Corporation

**Abe Peled**
Chief Executive Officer
NDS

**Martin Pompadur**
Executive Vice President
News Corporation

**Thomas Rothman**
Chairman
Fox Filmed Entertainment

**Jeff Shell**
Chief Executive Officer
Gemstar-TV Guide International

**Arthur Siskind**
Senior Executive Vice President
and Group General Counsel
News Corporation

**Mitchell Stern**
Chairman and Chief Executive Officer
Fox Television Stations

# Supplemental Information

Secretaries
Keith D. Brodie (Sydney)
Robert K. Moon (Adelaide)
Laura A. O'Leary (New York)

Head Office
2 Holt Street
Sydney, N.S.W. Australia 2010
Telephone 61 (2) 9288 3000

Registered Office
121 King William Street
Adelaide, S.A. Australia 5000
Telephone 61 (8) 8206 2000

A.C.N
007 910 330

Auditors
Ernst & Young

Share Listings
Ordinary Shares and Preferred
Limited Voting Ordinary Shares
Australian Stock Exchange Limited
The London Stock Exchange
New York Stock Exchange
The New Zealand Exchange Limited

Share Registers
Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide, S.A.
Australia 5000
Telephone 61 (8) 8236 2300

Computershare Services plc
P.O. Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH
Telephone 44 (870) 702 0003

ADR Depositary
Citibank, N.A.
ADR Department
111 Wall Street, 5th Floor
New York, New York 10043
Shareholder Services
Telephone 1 (877) 248 4237

Requests for Annual Reports
Australasia:
2 Holt Street
Sydney, N.S.W. Australia 2010
Telephone 61 (2) 9288 3233

United Kingdom:
1 Virginia Street
London, E98 1XY
Telephone 44 (20) 7782 6000
Fax 44 (20) 7895 9020

United States:
1211 Avenue of Americas
New York, NY 10036
Telephone 1 (212) 852 7059

Through the Web:
www.newscorp.com/public/ir/index

Financial Statements
The financial statements in this Concise Annual Report have come from the Group's full 2003 Financial Report. A copy of the Full Financial Report is available free of charge upon request from the addresses above.

The News Corporation Limited
Notice of Meeting
A separate Notice of Meeting and Proxy Form are enclosed with this report.

The interactive version of the News Corporation 2003 Annual Report can be found at: www.newscorp.com

Design: Sundberg & Associates Inc. Chairman's Portrait: Frank Micelotta

# Concise Report

FOR THE YEAR ENDED 30 JUNE, 2003

## Table of Contents



A.C.N. 007 910 330

# Statement of Corporate Governance

FOR THE YEAR ENDED 30 JUNE, 2003

**Board of Directors**

The Board of Directors (the "Board") oversees the business of The News Corporation Limited (the "Company"; the Company and its controlled entities are referred to as the "Group") and is responsible for corporate governance of the Group. The Board establishes broad corporate policies, sets the strategic direction for the Group and oversees management with a focus on enhancing the interests of shareholders.

Directors are classified as either Executive or Non-executive Directors, the former being those Directors engaged in full time employment by the Group. The Board currently comprises seven Executive Directors, including the Chairman, and eight Non-executive Directors, to ensure independence and objectivity. Details of the members of the Board, their experience, qualifications and term in office are set out on pages 50 to 52 of the Directors' Report.

Various information reports are sent to the Board in order to keep them informed of the Group's businesses. Directors also receive operating and financial reports and access to senior management at Board and Committee meetings. The Board holds regular meetings six times each year and special meetings when necessary. In addition, not less than twice each year, the Non-executive Directors meet without the participation of the Executive Directors. The Chairman of the Nominating and Corporate Governance Committee preside at these meetings.

The Nominating and Corporate Governance Committee considers a number of factors when determining the competency and qualification of potential Directors. No single factor is determinative. Relevant considerations include the candidate's education and background; his or her general business experience and familiarity with the Group's businesses; and whether he or she possesses unique expertise which will be of value to the Group. Further, it is expected that each Director will devote the necessary time to the fulfilment of his or her duties as a Director. In this regard, the Committee will consider the number and nature of each Director's other commitments, including other directorships.

Executive Directors do not receive any additional compensation for serving as a Director. Non-executive Directors receive fees for serving on the Board and on Committees. The remuneration paid to the Non-executive Directors for the year ended 30 June, 2003 is set out on pages 55 to 56 of the Directors' Report.

The Company's Constitution authorises the Board to appoint Managing Directors (including the Chief Executive) with specific authorised duties and to elect a Chairman to preside at meetings. If a vote, which requires a majority, results in a tie, the Chairman is granted a second and deciding vote.

The Company's Constitution provides that at every annual general meeting, one-third (or the nearest number to but not exceeding one-third) of the Directors (exclusive of any Managing Directors and Directors appointed since the most recent annual general meeting) shall retire from office and all vacant directorships may be filled at that meeting.

The Directors to retire in each year are the Directors who have been in office longest since their last election or appointment. Retiring Directors are eligible for re-election. No Director (other than any Managing Director) can serve for a term longer than three years without re-election. Further, Directors appointed since the last annual general meeting must retire but are eligible to be re-elected for a three-year term. New Directors are given an orientation regarding the Group's businesses, corporate governance and reporting procedures and, on a continuing basis, are advised with respect to policies and procedures applicable to Board and Committee meetings and the rights and responsibilities of Directors. The Group does not have a policy with respect to the tenure, retirement or succession of Directors.

Each of the Committees of the Board has the authority to retain, terminate and determine the fees and terms of consultants, legal counsel and other advisors to such Committees as the Committee may deem appropriate in its discretion. Any Director wishing to seek independent advice relating to his or her duties as a Board member, at the Group's expense, may do so with the prior consent of the Chairman. The Chairman considers these requests on a case-by-case basis.

# Statement of Corporate Governance (continued)

FOR THE YEAR ENDED 30 JUNE, 2003

Consistent with its legal obligations, as well as part of its commitment to corporate governance, the Board has implemented the following:

- established various Committees of the Board to assist the Board in the execution of its responsibilities;
- adopted an overall framework of internal control and a business risk management process; and
- established Standards of Business Conduct for Directors, officers and employees and a Code of Ethics for the chief executive and senior financial officers.

These matters are discussed in further detail below.

**Board Committees**
To assist in the execution of its responsibilities, the Board has established the following Committees:

- Audit Committee;
- Nominating and Corporate Governance Committee; and
- Compensation Committee.

During the year, the composition and charters of these Committees were reconstituted in accordance with recent corporate governance proposals including the requirements of the Sarbanes-Oxley Act and related US Securities and Exchange Commission ("SEC") rules, proposed New York Stock Exchange ("NYSE") Listing Standards, and corporate governance guidelines issued by the Australian Stock Exchange ("ASX"). These newly reconstituted Committees will consist solely of Non-executive Directors who will satisfy the "independence" requirements set out in the proposed NYSE rules at such time as such rules become effective.

A full description of changes with respect to each Committee is detailed below.

**Audit Committee**
During the year, Mr S S Shuman resigned from the Audit Committee and Mr G J Kraehe was appointed. The Audit Committee consists of the following Non-executive Directors and satisfies the requirements of both the ASX and NYSE:

G J Kraehe AO, Chairman

J A M Erkko KBE

A S B Knight

T J Perkins

The Committee's Charter, which has been redrafted in accordance with currently proposed NYSE rules and formally adopted by the Board on 12 August, 2003, is as follows:

I. AUDIT COMMITTEE PURPOSE AND AUTHORITY

The Board of Directors has established an Audit Committee (the "Audit Committee" or the "Committee") with the authority, responsibility and specific duties as described below.

The Audit Committee shall assist the Board of Directors in its oversight of (i) the integrity of the Group's financial statements and the Group's financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of the Group's independent accountants and the performance of the Group's corporate auditors and corporate audit function and (iii) the Group's compliance with legal and regulatory requirements, and shall provide an avenue of communication among management, the independent accountants, the corporate auditors and the Board of Directors.

In fulfilling its responsibilities, the Audit Committee shall have full access to all books, records, facilities and personnel of the Group, and shall be authorised (without seeking approval of the Board of Directors) to retain special legal, accounting or other advisors and to request any officer or employee of the Group or the Group's outside counsel or independent accountants to meet with any members of, or advisors to, the Audit Committee. The Audit Committee may delegate its authority to subcommittees or the Chairman of the Audit Committee when it deems appropriate and in the best interests of the Group.

*Limitations Inherent in the Audit Committee's Role*

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to determine that the Group's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). This determination is the responsibility of management and the independent accountants. Nor is it the duty of the Audit Committee to assure the compliance with the Group's Code of Conduct. Furthermore, while the Audit Committee is responsible for reviewing the Group's policies and practices with respect to risk assessment and management, it is the responsibility of the Chief Executive and senior management to determine the appropriate level of the Group's exposure to risk.

II. AUDIT COMMITTEE COMPOSITION AND MEETINGS

The Audit Committee shall be comprised of three or more Directors as determined by the Board or the Nominating and Corporate Governance Committee, each of whom shall be independent Directors in accordance with the New York Stock Exchange (the "NYSE") listing standards and who meet the additional "independence" requirements of the NYSE for audit committee membership.

In addition, as determined by the Board in its business judgment, the members of the Committee shall meet the requirements of the NYSE and the Securities and Exchange Commission (the "SEC") for membership on audit committees.

The members of the Committee shall be elected by the Board at the annual organisational meeting of the Board or until their successors shall be duly elected and qualified. The members of the Committee may be removed by the Board. Unless a Chairman is elected by the full Board, the members of the Committee may designate a Chairman by majority vote of the full Committee membership.

No Committee member should simultaneously serve on the Audit Committee of more than two other public companies.

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. The Chairman of the Audit Committee, in consultation with the other Committee members, shall determine the frequency and length of the Committee meetings and shall set meeting agendas consistent with this Charter. A majority of the members of the Committee shall constitute a quorum. As part of its job to foster open communication, the Committee should meet at least annually with management, the director of the Corporate Audit Department and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee, or at least its Chairman, should hold discussions with the independent accountants and management as needed regarding the Group's financial statements.

Minutes of each meeting are to be prepared, and, following approval by the Audit Committee sent to the Board of Directors.

III. RESPONSIBILITIES AND DUTIES

In addition to any other responsibilities, which may be assigned from time to time by the Board of Directors, the Audit Committee is responsible for the following matters:

*Independent Accountants*

1. Seek removal of the independent accountants of the Group; appoint replacement independent accountants to fill vacancies, pending appointment at the Group's next annual general meeting; and implement resolutions passed by the Group in the annual general meeting for the removal of the independent accountants of the Group (subject to, if applicable, necessary regulatory consents).

2. The Audit Committee shall be responsible for the compensation of the independent accountants and shall pre-approve all audit engagement fees and terms as well as all audit-related and non-audit services to be provided by the Group's independent accountants. The Audit Committee may, from time to time, delegate its authority to pre-approve such audit-related and non-audit services to one or more Audit Committee members, provided that such designees present any such approvals to the full Audit Committee at the next Audit Committee meeting.

3. Evaluate the independent accountant's qualifications, performance and independence, and present its conclusions and recommendations with respect to the independent accountants to the Board of Directors on at least an annual basis. The independent accountants are ultimately accountable to the Board of Directors and the Audit Committee. As part of such evaluation, at least annually, the Audit Committee shall:
   - Obtain and review a report or reports from the Group's independent accountants describing:
     i. The independent accountants' internal quality-control procedures;
     ii. Any material issues raised by (a) the most recent internal quality-control review or peer review of the auditing firm, or (b) any inquiry or investigation by governmental or professional authorities, within the preceding five years, regarding one or more independent audits carried out by the independent accountants; and any steps taken to deal with any such issues; and
     iii. All relationships between the independent accountants and the Group.
   - Review and evaluate the lead partner (and senior members) of the independent accountants;
   - In addition to assuring the regular rotation of the lead audit partner as required by law, consider whether the independent accountants should be rotated, so as to assure continuing auditor independence; and
   - Obtain the opinions of management and the corporate auditors of the independent accountants' performance.
4. Meet with, discuss and review, prior to the annual audit, the scope of the audit to be performed by the independent public accountants.

*Corporate Audit*

1. Review and monitor, at least annually, the plans and activities of the corporate audit department, including:
   - Approving the charter of the corporate audit function;
   - Reviewing annual corporate audit plans and results of activities;
   - Reviewing the organisational structure, corporate audit budget, staffing levels and related qualifications of the corporate audit department; and
   - Evaluate how effectively the corporate audit department discharges its responsibilities.
2. Review a summary of findings from completed corporate audits and a progress report on the current year's corporate audit plan. When and as deemed necessary, review the individual corporate audit reports to management prepared by the corporate audit department and management's response.

*Financial Statements; Disclosure and Other Risk Management and Compliance Matters*

1. Review and discuss with the independent accountants and with management the results of the annual audit of the Group's consolidated financial statements including (i) the Group's disclosures under "Operating and Financial Review and Prospects" to be included in its Form 20-F to be filed with the SEC and (ii) any appropriate matters regarding accounting principles, practices and judgments and the independent accountants' opinion as to the quality thereof and any items required to be communicated to the Committee by the independent accountants in accordance with standards established and amended from time to time by the respective Australian and US auditing standard boards prior to its filing with both the Australian Stock Exchange (the "ASX") and the SEC (on Form 6-K) or prior to the release of earnings. The Chairman of the Committee may represent the entire Committee for purposes of these discussions.

2. Review and discuss with the independent accountants any audit problems or difficulties encountered during the course of the audit, and management's response thereto, including those matters required to be discussed with the Audit Committee by the independent accountants pursuant to the applicable Australian and US auditing standards:
   - Any restrictions on the scope of the independent accountants' activities or access to requested information;
   - Any accounting adjustments that were noted or proposed by the auditors but were "passed" (as immaterial or otherwise);
   - Any communications between the audit team and the audit firm's national office regarding auditing or accounting issues presented by the engagement;
   - Any management or internal control letter issued, or proposed to be issued, by the auditors; and
   - Any significant disagreements between the Group's management and the independent accountants.
3. Recommend to the Board of Directors whether the Group's consolidated financial statements be accepted for inclusion in the Group's annual reports filed with the ASX and in the Group's Annual Report on Form 20-F filed with the SEC.
4. Review and discuss with management and the independent accountants the Group's half-year financial statements and any items required to be communicated to the Committee by the independent accountants in accordance with existing auditing standards.
5. In consultation with management, the independent accountants, and the director of the corporate audit department, review the integrity of the Group's financial reporting processes, internal controls and disclosure controls and procedures, including whether there are any significant deficiencies in the design or operation of such processes, controls and procedures, material weaknesses in such processes, controls and procedures, any corrective actions taken with regard to such deficiencies and any fraud involving management or other employees with a significant role in such processes, controls and procedures.
6. Review with management, the corporate auditors and the independent accountants, in separate meetings, if the Audit Committee deems it appropriate:
   - Any analysis or other written communications prepared by management, the corporate auditors and/or the independent accountants setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;
   - The critical accounting policies of the Group;
   - Related-party transactions and off-balance sheet transactions and structures;
   - Any major issues regarding accounting principles and financial statement presentations, including any significant changes in the Group's selection or application of accounting principles;
   - The quality and the acceptability of the Group's accounting policies as applied in its financial reporting; and
   - Regulatory and accounting initiatives or actions applicable to the Group (including any Australian Securities and Investment Commission ("ASIC") or SEC investigations or proceedings).
7. Discuss, in conjunction with management, the Group's earnings releases as well as financial information and earnings guidance provided to analysts and rating agencies (paying particular attention to use of "pro forma" or "adjusted" non-GAAP information).
8. Review, with the Group's counsel and management, any legal or regulatory matter that could have a significant impact on the Group's financial statements.
9. Review the Group's policies and practices with respect to risk assessment and risk management, including discussing with management the Group's major financial risk exposures and the steps that have been taken to monitor and control such exposures.

10. Establish procedures for:

- The receipt, retention and treatment of complaints received by the Group regarding accounting, internal accounting controls or auditing matters; and
- The confidential, anonymous submission by employees of the Group of concerns regarding questionable accounting or auditing matters.

The Audit Committee shall review any significant complaints regarding accounting, internal accounting controls or auditing matters received pursuant to such procedures.

11. Consider and approve, if appropriate, major changes to the Group's auditing and accounting principles and practices as suggested by the independent accountants, management, or the corporate audit department.

12. Review with the independent accountants, the corporate audit department and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.

*Reporting to the Board of Directors; Evaluation of Performance; Other Activities*

1. Report to the Board of Directors on a regular basis, and this report shall include a review of any issues that arise with respect to the quality or integrity of the Group's financial statements, the Group's legal and regulatory requirements, the qualifications, independence and performance of the Group's independent accountants and the performance of the corporate audit function.
2. Evaluate, at least annually, its own performance and report to the Board of Directors on such evaluation and review and assess the adequacy of this Charter periodically or as conditions dictate.
3. Prepare a report of the Audit Committee to be included in the Group's Annual Report and other filings as required by the applicable regulatory rules, and review any reports that may be required to be filed with the NYSE or other regulatory agencies with respect to the Audit Committee.
4. Have the power to conduct and authorise investigations into any matters within the Committee's scope of responsibilities.
5. Perform any other activities consistent with the Company's charter documents and governing law as the Board of Directors deems necessary or appropriate.

**Nominating and Corporate Governance Committee**

During the year, the former Nominating Committee (which consisted of Messrs K R Murdoch AC, A S B Knight and A M Siskind) was restructured to form the Nominating and Corporate Governance Committee. This newly constituted Committee consists of the following independent Directors:

G C Bible, Chairman

K E Cowley AO

R I Eddington

The Committee's Charter, which has been redrafted in accordance with currently proposed NYSE rules and formally adopted by the Board on 12 August, 2003, is as follows:

*Purpose and Authority*

The Board of Directors has established a Nominating and Corporate Governance Committee (the "Committee") with the authority and responsibilities described below.

The Committee shall have the sole authority to retain and terminate any search firm assisting the Committee in identifying Director candidates and to retain counsel and any other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and terms of any advisors that it retains. The Committee may delegate its authority to subcommittees or the Chairman of the Committee when it deems appropriate and in the best interests of the Group.

*Composition and Meetings*

The Committee shall consist entirely of Directors who the Board determines are "independent" in accordance with the New York Stock Exchange listing standards. The members of the Committee shall be appointed and may be removed by the Board. The Committee shall meet as often as it deems is appropriate to carry out its responsibilities and report its actions and recommendations to the Board. A majority of the members of the Committee shall constitute a quorum. The Chairman of the Committee, in consultation with the other Committee members, shall set meeting agendas. The Committee shall report its actions and recommendations to the Board.

*Responsibilities*

In addition to any other responsibilities which may be assigned from time to time by the Board of Directors, the Committee shall have the following responsibilities:

- To review the qualifications of candidates for Director suggested by Board members, shareholders, management and others in accordance with criteria recommended by the Committee and approved by the Board;
- To consider the performance of incumbent Directors in determining whether to nominate them for re-election;
- To recommend to the Board a slate of nominees for election or re-election to the Board at each annual meeting of shareholders;
- To recommend to the Board candidates to be elected to the Board as necessary to fill vacancies and newly created directorships;
- To make recommendations to the Board as to determinations of Director independence;
- To recommend to the Board retirement policies for Directors;
- To make recommendations to the Board concerning the function, composition and structure of the Board and its committees;
- To establish, together with all Non-executive Directors, the frequency of executive sessions in which only non-executive Directors will participate and over which the Chairman of the Committee will preside;
- To recommend to the Board Directors to serve as members of each committee;
- To develop and recommend to the Board a set of corporate governance principles and to review and recommend changes to those principles, as necessary;
- To advise and make recommendations to the Board on corporate governance matters, to the extent these matter are not the responsibility of other Committees;
- To develop and recommend to the Board an annual self-evaluation process for the Board;
- To evaluate the Committee's performance at least annually and report to the Board on such evaluation;
- To periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval; and
- To perform such other duties and responsibilities as are consistent with the purpose of the Committee and as the Board or the Committee shall deem appropriate.

**Compensation Committee**

During the year, the Compensation Committee was reconstituted and restructured and subsumed the former Share Option Committee. The newly constituted Compensation Committee consists of the following Non-executive Directors:

A S B Knight, Chairman

J A M Erkko KBE

T J Perkins

The Committee's Charter, which has been redrafted in accordance with currently proposed NYSE rules and formally adopted by the Board on 12 August, 2003, is as follows:

*Purpose and Authority*

The Board of Directors has established a Compensation Committee (the "Committee") with the authority and responsibilities described below.

In fulfilling its responsibilities, the Committee shall have the sole authority to retain and terminate any compensation consultants, legal counsel and any other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and terms of any consultants, counsel or other advisors that it retains. The Committee may delegate its authority to subcommittees or the Chairman of the Committee when it deems appropriate and in the best interests of the Group.

*Composition and Meetings*

The Committee shall consist entirely of Directors who the Board determines are "independent" in accordance with the New York Stock Exchange listing standards. The Committee shall meet as often as it deems is appropriate to carry out its responsibilities. The members of the Committee shall be appointed and may be removed by the Board.

The Committee shall meet as often as it deems is appropriate to carry out its responsibilities. A majority of the members of the Committee shall constitute a quorum. The Chairman of the Committee, in consultation with the other Committee members, shall set meeting agendas. The Committee shall report its actions and recommendations to the Board.

*Responsibilities*

In addition to any other responsibilities which may be assigned from time to time by the Board of Directors, the Committee shall have the following responsibilities:

- To review and approve goals and objectives relevant to the compensation of the Chief Executive, to evaluate the performance of the Chief Executive in light of these goals and objectives, and recommend to the Board the compensation of the Chief Executive based on this evaluation;
- To administer and make recommendations to the Board with respect to incentive compensation plans and equity based plans, including the granting of share options under the Group's share option plans, and to review the cumulative effect of its actions;
- To review and approve compensation, benefits and terms of employment of senior executives who are members of the Group's Executive Committee;
- To review and make recommendations to the Board regarding the Group's recruitment, retention, termination and severance policies and procedures for senior executives who are members of the Group's Executive Committee;
- To monitor compliance by executives with the Group's stock ownership guidelines as set forth in the Group's Standards of Business Conduct;
- To review and assist with the development of executive succession plans, to review and approve the executive compensation information to be included in the Group's annual report, and to consult with the Chief Executive regarding the selection of senior executives;
- To review the compensation of Directors for service on the Board and its Committees and recommend changes in compensation to the Board;
- To evaluate the Committee's performance at least annually and report to the Board on such evaluation;
- To periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval; and
- To perform such other duties and responsibilities as are consistent with the purpose of the Committee and as the Board or the Committee shall deem appropriate.

Details of Directors' remuneration, superannuation and retirement payments are set out on pages 55 to 56.

**Internal Controls and Risk Management**

An internal audit function operates under a Charter which defines the purpose, authority and responsibility of the Corporate Audit Department. The Corporate Audit Department's mission is to provide an independent assessment of risk and the effectiveness of internal operating and financial controls within the Group's various operating businesses.

The areas of emphasis for the conduct of the assessment include the:

- adequacy, appropriateness and effectiveness of accounting and operating controls;
- extent of compliance with Group policies and procedures;
- accuracy of and security over data and information;
- accountability for the Group's assets to safeguard against loss;
- adequacy of reviews made by the operating companies to ensure an effective internal control environment is fostered; and
- economy and efficiency with which resources are employed.

The results of each audit and agreed-upon management action plan are reported on a timely basis to the management responsible for implementing changes.

The Corporate Audit Department reports to the Group's Audit Committee and meets with them at least twice a year to review the annual Internal Audit Plan and the results of its activities.

The activities of the Corporate Audit Department are separate and distinct from the external auditors. However, active coordination between the two groups is recognised as essential in order to maximise the Group's return on investment for audit services.

The full text of the Charter of the Corporate Audit Department is available on the Group's website.

**Ethical Standards**
At a Board meeting on 27 February, 1996, the Board adopted "Standards of Business Conduct". The Standards confirm the Group's policy to conduct its affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics. The Group intends that the spirit, as well as the letter of those standards is followed by all Directors, officers and employees of the Group, its subsidiaries and divisions. This is communicated to each new Director, officer and employee and has already been communicated to those in positions at the time the Standards were adopted. The Standards deal with the following main areas:

- corporate assets and information:
  (a) Group funds and property;
  (b) corporate records and accounting;
  (c) confidential and proprietary information;
  (d) insider trading;
  (e) legal disputes;
- conflicts of interest;
- dealing with others:
  (a) government officials;
  (b) business hospitality;
  (c) prohibited payments;
- equal opportunity and unlawful harassment;
- safety of the workplace and environmental protection; and
- relationships with competitors and other trade practices.

Employees are encouraged to raise any matters of concern with their supervisor or the relevant Group's general counsel.

# Statement of Corporate Governance (continued)

FOR THE YEAR ENDED 30 JUNE, 2003

**Code of Conduct for the Chief Executive and Senior Financial Officers**

To further promote ethical and responsible decision making, the Board has established a Code of Conduct for the chief executive and senior financial officers that is included in the Group's Standards of Business Conduct. The full text of the Standards of Business Conduct is available on the Group's website.

**Protection for company "whistleblowers"**

The Group is in the process of establishing procedures to facilitate the submission and review of complaints from employees regarding questionable accounting, internal control or auditing matters on a confidential and anonymous basis. These procedures will enable employees to take their concerns directly to the Chairman of the Audit Committee without fear of retaliation and in the knowledge that procedures are in place to act upon their complaints.

**Shareholder Communication**

Shareholders play an integral part in corporate governance and the Board ensures that shareholders are kept fully informed through:

- information provided on the Group's website (www.newscorp.com), including the Annual Report which is distributed to all shareholders electing to receive it and the Full Financial Report which is available to all shareholders on request;
- reports and other disclosures made to the ASIC, the SEC, and the Stock Exchanges in Australia, New York, New Zealand and London; and
- notices and explanatory memoranda of extraordinary and general meetings.

Shareholders may raise matters of concern at general meetings. Shareholders and other interested parties may communicate directly with the Chairman of the Nominating and Corporate Governance Committee by writing to Geoffrey Bible, Board of Directors of The News Corporation Limited, 1211 Avenue of the Americas, New York, N.Y. 10036.

**Corporate Reporting**

In connection with the Company's periodic reports filed with the SEC, the Chief Executive and Chief Financial Officer have made certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

# Statement of Corporate Governance (continued)

FOR THE YEAR ENDED 30 JUNE, 2003

**Executive Management Committee**

The Executive Management Committee is an informal body comprising Executive Directors of the Company as well as senior executives from the Group's businesses or companies in which the Group holds a significant interest. The primary objective of the Executive Management Committee is to strengthen the coordination and profitability of the Group's activities. The Executive Management Committee discusses major operating issues; evaluates opportunities and business risks; refines and redefines the Group's priorities worldwide and by market; and reviews and sets the strategic focus and direction of all major businesses of the Group. In advising the Chief Executive and the Board, the Executive Management Committee also considers strategic direction, brand management, corporate communications, human resources and risk management. As at the date of the Directors' Report contained herein, the Group's Executive Management Committee includes the following persons:

| | |
|---|---|
| K R Murdoch AC | Chairman and Chief Executive, The News Corporation Limited |
| A Ball | Chief Executive, British Sky Broadcasting Group plc |
| P Carlucci | Chairman and Chief Executive Officer, News America Marketing |
| P Chernin | President and Chief Operating Officer, The News Corporation Limited |
| D F DeVoe | Senior Executive Vice President and Chief Financial Officer, The News Corporation Limited |
| A Disney | Executive Vice President for Content, The News Corporation Limited |
| J Friedman | President and Chief Executive Officer, HarperCollins Publishers, Inc. |
| J N Gianopulos | Chairman, Fox Filmed Entertainment |
| G Ginsberg | Executive Vice President, Investor Relations and Corporate Communications, The News Corporation Limited |
| S Grushow | Chairman, Fox Television Entertainment Group |
| J Hartigan | Chief Executive, News Limited |
| D Hill | Chairman and Chief Executive Officer, Fox Sports Television Group |
| L Hinton | Executive Chairman, News International plc |
| J R Murdoch | Chairman and Chief Executive Officer, STAR Group; Executive Vice President, The News Corporation Limited |
| L K Murdoch | Deputy Chief Operating Officer, The News Corporation Limited; Chairman, News Limited |
| A Peled | Chief Executive Officer, NDS Group plc |
| M Pompadur | Executive Vice President, The News Corporation Limited |
| T Rothman | Chairman, Fox Filmed Entertainment |
| J Shell | Chief Executive Officer, Gemstar-TV Guide International, Inc. |
| A M Siskind | Senior Executive Vice President and Group General Counsel, The News Corporation Limited |
| M Stern | Chairman and Chief Executive Officer, Fox Television Stations |

# Important information about this Concise Report

FOR THE YEAR ENDED 30 JUNE, 2003

## IMPORTANT INFORMATION FOR MEMBERS

The Directors' Report, Concise Financial Report and Independent Audit Report contained within this document represent a Concise Report.

The financial statements and disclosures in the Concise Financial Report on pages 60 to 74 have been derived from The News Corporation Limited's Full Financial Report for the year ended 30 June, 2003. A more comprehensive analysis of the Group's financial performance, financial position and financing and investing activities is given in the Full Financial Report.

A copy of the Full Financial Report, including the Independent Audit Report on the Full Financial Report, is available and will be sent to any shareholder without charge on request by phoning Australia 61 2 9288 3233, United Kingdom 44 207 782 6000 or United States 1 212 852 7059. All reports can be accessed via the internet at www.newscorp.com.

# Directors' Report

FOR THE YEAR ENDED 30 JUNE, 2003

The Directors present their report together with the Concise Financial Report of the Group for the year ended 30 June, 2003 and the auditors' independent audit report thereon.

**Directors**

The following Directors were in office during the period from 1 July, 2002 to the date of this report:

**K R Murdoch AC**

(Age 72). Managing Director and Chief Executive of The News Corporation Limited since 1979, Chairman since 1991.
Director of Fox Entertainment Group, Inc. since 1985, Chairman since 1992 and Chief Executive Officer since 1995.
Chairman of STAR Group from 1993 to 1998, Director since 1993.
Director of British Sky Broadcasting Group plc since 1990 and Chairman since 1999.
Director of China Netcom Corporation (Hong Kong) Limited since 2001.
Director of Gemstar-TV Guide International, Inc. since 2001.

**G C Bible**

(Age 66). Chairman and Chief Executive Officer of Altria Group Inc., formerly Philip Morris Companies Incorporated, from 1995 to 2002.
Non-executive Director of The News Corporation Limited since 1998.
Chairman of Nominating and Corporate Governance Committee of The News Corporation Limited.

**C Carey**

(Age 49). Executive Director of The News Corporation Limited from 1996, Consultant, The News Corporation Limited since 2002.
Director of British Sky Broadcasting Group plc since February 2003.
Director of Gateway, Inc. since 1996.

**P Chernin**

(Age 52). Executive Director, President and Chief Operating Officer of The News Corporation Limited since 1996.
Director, President and Chief Operating Officer of Fox Entertainment Group, Inc. since 1998.
Director of Gemstar-TV Guide International, Inc. since 2002.
Member of Advisory Board of PUMA AG since 1999.

**K E Cowley AO**

(Age 68). Director of Independent Newspapers Limited since 1990, Chairman since 2001.
Chairman of R.M. Williams Holdings Limited since 1994.
Director of The News Corporation Limited from 1979, Non-executive Director since 1997.
Member of Nominating and Corporate Governance Committee of The News Corporation Limited.

**D F DeVoe**

(Age 56). Director, Chief Financial Officer and Finance Director of The News Corporation Limited since 1990. Deputy Finance Director of The News Corporation Limited from 1985 to 1990.
Director of Fox Entertainment Group, Inc. since 1991, Senior Executive Vice President and Chief Financial Officer since 1998.
Director of STAR Group since 1993.
Director of British Sky Broadcasting Group plc since 1994.
Non-executive Director of NDS Group plc since 1996.
Director of Gemstar-TV Guide International, Inc. since 2001.

**R Eddington**

(Age 53). Chief Executive of British Airways plc since 2000.
Director of John Swire & Sons Pty Limited since 1997.
Non-executive Director of The News Corporation Limited since 2000, Executive Director from 1999 to 2000.
Member of Nominating and Corporate Governance Committee of The News Corporation Limited.

**J A M Erkko KBE**

(Age 70). Chairman of Asipex Group since 1999.
Director of SanomaWSOY Group from 1999 until April 2003, Chairman from 1999 to 2001. Chairman of Sanoma Corporation from 1972 to 1999.
Non-executive Director of The News Corporation Limited since 1992.
Member of the Audit and Compensation Committees of The News Corporation Limited.

**A S B Knight**
(Age 63). Non-executive Director of Rothschild Investment Trust Capital Partners plc since 1997.
Executive Director of The News Corporation Limited from 1991 to 1994, Non-executive Director since 1994.
Chairman of the Compensation Committee and member of the Audit Committee of The News Corporation Limited.

**G J Kraehe AO**
(Age 60) Chairman, BHP Steel Limited since 2002.
Director of National Australia Bank Limited since 1997.
Director of Brambles Industries Limited since 2000.
Non-executive Director of The News Corporation Limited since 2001.
Chairman of the Audit Committee of The News Corporation Limited.

**J R Murdoch**
(Age 30) Director of The News Corporation Limited since 2000.
Chairman and Chief Executive Officer of STAR Group since 2000.
Non-executive Director of NDS Group plc since 1999.
Director of Phoenix Satellite Television Holdings Limited since June 2000.
Director of British Sky Broadcasting Group plc since February 2003.
Director of YankeesNets LLC since 1999.

**L K Murdoch**
(Age 31). Executive Director of The News Corporation Limited since 1996 and Senior Executive Vice President from 1999 to 2000.
Deputy Chief Operating Officer since 2000.
Executive Director of News Limited since 1995, Chairman since 1997.
Director of Fox Entertainment Group, Inc. since 2002.
Deputy Chairman of STAR Group since 1995.
Non-executive Director of NDS Group plc since 2002.
Director of Gemstar-TV Guide International, Inc. since 2001.
Director of Foxtel Management Pty Limited since 1998.

**T J Perkins**
(Age 71). Partner at Kleiner Perkins Caufield & Byers since 1980.
Director of Hewlett-Packard Company since May 2002.
Non-executive Director of The News Corporation Limited since 1996.
Member of the Audit and Compensation Committees of The News Corporation Limited.

**B C Roberts Jr.**
(Age 60). Chairman of WorldCom, Inc. since 1998. Director of MCI Communications Corporation from 1985 to 1998, Chairman and Chief Executive Officer from 1992 to 1998.
Non-executive Director of The News Corporation Limited from 1995 to August 2002.

**S S Shuman**
(Age 68). Managing Director of Allen & Company LLC since 1970.
Director of Six Flags, Inc. since 2000.
Non-executive Director of The News Corporation Limited since 1982.

**A M Siskind**
(Age 64). Director and Group General Counsel of The News Corporation Limited since 1991, Senior Executive Vice President since 1996.
Director of British Sky Broadcasting Group plc since 1992.
Director of STAR Group since 1993.
Non-executive Director of NDS Group plc since 1996.
Director, Senior Executive Vice President and General Counsel of Fox Entertainment Group, Inc. since 1998.

**Directors' Meetings**
The following Directors were in office during the financial year, and attended the following number of Board meetings:

| | | Meetings of Committees | | |
|---|---|---|---|---|
| | Directors' Meetings | Audit | Nominating and Corporate Governance | Compensation |
| *Number of meetings held:* | 7 | 5 | 1 | 1 |
| *Number of meetings attended:* | | | | |
| K R Murdoch AC | 7 | | | |
| G C Bible | 6 | | 1 | |
| C Carey | 6 | | | |
| P Chernin | 7 | | | |
| K E Cowley AO | 7 | | 1 | |
| D F DeVoe | 7 | | | |
| R Eddington | 6 | | 1 | |
| J A M Erkko KBE | 2 | 3 | | 1 |
| A S B Knight | 7 | 5 | | 1 |
| G J Kraehe AO | 6 | 3 (a) | | |
| J R Murdoch | 7 | | | |
| L K Murdoch | 7 | | | |
| T J Perkins | 5 | 4 | | 1 |
| B C Roberts Jr. | 1 | | | |
| S S Shuman | 7 | 2 (b) | | |
| A M Siskind | 7 | | | |

(a) Represents attendance at all meetings subsequent to appointment to the Audit Committee

(b) Represents attendance at all meetings prior to resignation from the Audit Committee

Numerous other meetings of the Board attended by a quorum of two or more Directors were held to deal with the day to day business of the Group.

# Directors' Report (continued)

FOR THE YEAR ENDED 30 JUNE, 2003

**Principal Activities of the Group**

The principal activities of the Group during the financial year were:

- filmed entertainment;
- television;
- direct broadcast satellite television;
- cable network programming;
- magazines and inserts;
- newspapers; and
- book publishing.

The principal activities of associated entities include:

- satellite, television, cable and direct broadcast satellite television;
- newspaper publishing; and
- print and electronic television guidance applications.

**Group Results**

The net profit attributable to members of the parent entity was $1,808 million (2002 $11,962 million loss). This result is after absorbing the after tax Other revenues and Other expenses of $163 million net expense (2002 $11,989 million net expense) and the profit from associated entities' Other items of $70 million (2002 $1,120 million loss).

**Dividends**

The following dividends have been declared since the beginning of the financial year:

a) The Directors of The News Corporation Limited recommend the payment on 15 October, 2003 of a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share on the issued shares at 12 September, 2003, the entitlement date for the final dividend. The final dividend has not been provided for in the attached financial statements in accordance with the Group's accounting policy, as the dividend was not declared and announced by the Directors prior to 30 June, 2003. A discount of 10% will apply to the weighted average market price of the ordinary and preferred limited voting ordinary shares used to determine the respective entitlements under the Dividend Reinvestment Plan.

b) On 30 April, 2003 an interim unfranked dividend, in respect of profits for the year ended 30 June, 2003 of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share totalling $152 million was paid or distributed according to the operation of the Group's Dividend Reinvestment Plan.

c) On 9 October, 2002 a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share totalling $152 million was paid or distributed according to the operation of the Group's Dividend Reinvestment Plan.

d) Unfranked dividends declared on the outstanding perpetual preference shares during the year amounted to $47 million.

**Review of Operations**

A review of the operations of the Group during the financial year and of the results of those operations is detailed in the front section of this Annual Report.

**State of Affairs of the Group during the Financial Year**

The Directors are not aware of any significant change in the state of affairs of the Group that occurred during the financial year which has not been covered elsewhere in this Annual Report.

**Likely Developments**

Other than matters referred to in this report and in the state of affairs of the Group in the review of operations, the Directors have no reference to make to likely developments in the operations of the Group and the expected results of those operations in subsequent financial years. In the opinion of the Directors, any further disclosure would prejudice the interests of the Group.

**Environmental Regulations**
The Group's operations are subject to various environmental regulations in the countries in which it has a presence.

In Australia, the Group has established an environmental management system in each jurisdiction, which monitors compliance with existing environmental regulations and new regulations as they are enacted. The management system includes procedures to be followed should an incident occur which adversely impacts the environment. The Group's operations hold all relevant environmental licences and permits and have implemented monitoring procedures to ensure that it complies with licence conditions.

The Directors are not aware of any breaches of any legislation during the financial year which are material in nature.

**Subsequent Events**
The Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in the financial years subsequent to the current financial year.

**Directors' and Senior Executives' Remuneration**

**Non-executive Directors**
Fees paid to Non-executive Directors on the Board take into consideration the level of fees paid to Board members of other multinational corporations, the size and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

Because the focus of the Board is on the long-term direction of the Group, there is no direct link between Non-executive Director remuneration and the short-term results of the Group.

**Executive Directors**
The broad remuneration policy is to ensure each compensation package properly reflects the relevant person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality. As the Group operates in a highly competitive environment and continually seeks to improve value for shareholders, it is imperative that remuneration levels are set to be among the leaders of major multinational corporations, in the appropriate markets.

Directors' fees are not paid to Executive Directors since the responsibilities of Board membership are considered in determining remuneration provided as part of the normal employment conditions.

The table below sets out the fees and other amounts paid by the Group to Non-executive Directors of the Group for the year ended 30 June, 2003:

| Name | Fees | Other Amounts [1] | Value attributable to options granted in current year [2] | Number of option granted in current year [3] [4] |
|---|---|---|---|---|
| | US$000 | US$000 | US$000 | |
| **Non-executive Directors** | | | | |
| G C Bible | 53 | | 6 | 12,000 |
| K E Cowley AO | | 53 | 6 | 12,000 |
| R Eddington | 53 | | 6 | 12,000 |
| J A M Erkko KBE | 54 | | 6 | 12,000 |
| A S B Knight | 83 | | 6 | 12,000 |
| G J Kraehe AO | 64 | | 6 | 12,000 |
| T J Perkins | 61 | | 6 | 12,000 |
| B C Roberts Jr. (a) | 9 | | | |
| S S Shuman | 120 | | 6 | 12,000 |

(a) Fees paid prior to resignation in August 2002.

The table below sets out the fees and other amounts paid by the Group to Executive Directors and the six officers receiving the highest emoluments, of the Group, for the year ended 30 June, 2003:

| Name | Salary | Bonuses | Other Amounts [1] | Value attributable to options granted in current year [2] | Number of options granted in current year [3] [5] [6] |
|---|---|---|---|---|---|
| | US$000 | US$000 | US$000 | US$000 | |
| **Executive Directors** | | | | | |
| K R Murdoch AC | 4,508 | 7,500 | 2,088 | | |
| C Carey | 1,600 | 1,500 | 568 | 6 | 12,000 |
| P Chernin | 8,104 | 8,000 | 662 | 577 | 1,000,000 |
| D F DeVoe | 2,104 | 7,150 | 474 | 277 | 480,000 |
| J R Murdoch | 900 | 1,200 | 14 | 127 | 220,000 |
| L K Murdoch | 1,403 | 1,200 | 150 | 196 | 340,000 |
| A M Siskind | 1,965 | 1,200 | 663 | 277 | 480,000 |
| **Officers** | | | | | |
| R Ailes | 2,500 | 5,956 | 95 | 203 | 350,000 |
| J Gianopulos | 1,741 | 1,750 | 38 | 225 | 389,200 |
| S Grushow | 2,001 | 2,600 | 30 | 269 | 464,400 |
| D Hill | 1,750 | 1,750 | 42 | 202 | 348,400 |
| T Rothman | 1,741 | 1,750 | 34 | 225 | 389,200 |
| M Stern | 2,495 | 1,350 | 40 | 205 | 354,000 |

[1] Other amounts comprise contributions to the Group pension plans and the cost of non-cash benefits in addition to salary for executives in line with local country regulations and competitive market conditions.

[2] These options are valued using the Black-Scholes Option Pricing Model. These options are granted under the Group's various executive share option plans described in the Full Financial Report Note 25.

Pursuant to guidelines issued on 1 July, 2003 by the ASIC, there has been a change in the determination of the amount of emoluments disclosed relating to options granted during the financial year. In prior years, 100% of the value of options granted was disclosed as emoluments in the year of grant. The new ASIC guidelines now require that the value of options granted be disclosed as emoluments over their vesting period, being 4 years from the date of grant. Accordingly, the value of emolument recorded for options granted during the current financial year represents only the vested portion of the full option value.

The following table lists the value of emolument attributable to options granted in financial years prior to fiscal 2003 and previously disclosed as emoluments in prior years, that vest in the current year.

| | US$000 | | US$000 |
|---|---|---|---|
| **Non-executive Directors** | | **Executive Directors** | |
| G C Bible | 28 | K R Murdoch AC | 8,814 |
| K E Cowley AO | 28 | C Carey | 2,794 |
| R Eddington | 66 | P Chernin | 14,861 |
| J A M Erkko KBE | 28 | D F DeVoe | 2,752 |
| A S B Knight | 28 | J R Murdoch | 661 |
| G J Kraehe AO | 7 | L K Murdoch | 2,641 |
| T J Perkins | 28 | A M Siskind | 2,752 |
| B C Roberts Jr. | 28 | | |
| S S Shuman | 28 | | |
| | | **Officers** | |
| | | R Ailes | 583 |
| | | J Gianopulos | 836 |
| | | S Grushow | 2,523 |
| | | D Hill | 481 |
| | | T Rothman | 878 |
| | | M Stern | 1,434 |

[3] All options are over preferred limited voting ordinary shares and were granted during the financial year.

[4] The exercise price of the options is A$7.73 and the options expire on 9 October, 2012 for each Director.

[5] The exercise price is A$8.02 and the options expire on 13 August, 2012 for each Executive Director.

[6] The exercise price is A$8.02 and the options expire on 14 August, 2012 for each Officer.

**Directors' Interests and Benefits**

Information on Directors' Shareholdings as at the date of this report is contained in the Full Financial Report Note 30.

**Share Options**

Details of the share options are disclosed in the Full Financial Report Note 25.

The options carry no right to participate in any other share issue and no options have been exercised by a Director, except as noted in the Full Financial Report Note 30.

# Directors' Report (continued)

FOR THE YEAR ENDED 30 JUNE, 2003

**Indemnification of Directors**

To the extent permitted by law, the Group has indemnified (fully insured) each Director, principal executive officer and secretary of the Group against any liability that may arise as a result of work performed in their respective capacities.

The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the Directors' and Officers' Liability and Legal Expenses insurance contracts as such disclosure is prohibited under the terms of the contract.

**Rounding of Amounts**

The parent entity is a company of the kind specified in ASIC class order 98/0100. In accordance with that class order, amounts in this report and the accompanying Concise Financial Report have been rounded off to the nearest million dollars unless specifically stated to be otherwise.

This report is signed in accordance with a resolution of Directors.

K R Murdoch AC
Director

D F DeVoe
Director
13 August, 2003

# Discussion and Analysis of the Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

**Discussion and Analysis (2003 to 2002 fiscal periods)**

**Statement of Financial Performance**

Operating income for the year ended 30 June, 2003 was $4.4 billion, an increase of $0.8 billion, or 23% over the previous year. This result was driven by record performances from the Filmed Entertainment and Cable Network Programming segments as well as STAR and the Television Station businesses. The Filmed Entertainment segment was primarily driven by the worldwide home entertainment performance of *Ice Age*, *Shallow Hall*, and *Behind Enemy Lines* combined with a string of successful theatrical releases during the year including *X2: X-Men United*, *Daredevil*, *Like Mike*, *Drumline*, *Just Married* and *Phone Booth*. The success of Cable Network Programming reflects strong revenue growth across all of the Group's primary cable television channels, slightly offset by the impact of war coverage at Fox News and higher programming and marketing costs at FX. The Television segment gains primarily reflect increases in primetime ratings, improved pricing and strong advertising market growth in conjunction with market share gains. These positives were offset by reduced operating income levels reported by the Newspaper segment, resulting primarily from the impact of the discounted pricing initiative in place for the majority of the year at *The Sun* in the UK.

Net losses from associated entities for the year improved to $89 million from $1,434 million in 2002. These amounts comprise operating losses from associated entities of $159 million and $314 million for the years ended 30 June, 2003 and 2002 respectively, combined with Other items of $70 million gain in 2003 and $1,120 million expense in 2002. The reduction in operating losses is primarily due to increased contributions from British Sky Broadcasting Group plc ("BSkyB") and National Geographic Channel (US) as well as the favourable impact of foreign currency fluctuations in certain Latin American pay television platforms. Associated entities' Other items for the year ended 30 June, 2003 primarily relate to the Group's share of asset sale gains recognised by Independent Newspapers Limited, offset by a write down in the value of certain assets of Sky Multi-Country Partners, a Latin American pay television platform.

The Group recorded a net loss from Other items before tax of $378 million in 2003. This comprised a further write down in the Group's carrying value of its investment in Gemstar – TV Guide International Inc. ("Gemstar"), losses incurred following early extinguishment of debt and charges against the carrying value of certain non-current assets. These expenses were offset by the gain realised following the issuance of additional common stock by Fox Entertainment Group.

The net profit attributable to members of the parent entity was $1.8 billion (2002 - $12 billion loss).

**Statement of Financial Position**

Total assets as at 30 June, 2003 declined $3.7 billion from the prior year to $67.7 billion. The major changes occurred in the following:

- Cash increased $0.4 billion as outlined in the commentary on the Statement of Cash Flows below;
- Cash on deposit reflects cash collateral for acquired SKY Italia long term debt;
- Current receivables and property, plant and equipment reduced primarily due to the weakness of the US dollar, offset by the consolidation of SKY Italia assets;
- Non-current receivables increased $0.4 billion largely due to the consolidation of SKY Italia;
- Investments in associated entities reduced by $1.3 billion, reflecting the write down of Gemstar and the consolidation of Stream as a consequence of the SKY Italia transaction;
- Other investments reduced $0.5 billion primarily due to the weakness of the US dollar and the write down of certain investments;
- Publishing rights, titles and television licences decreased $2.6 billion due to currency fluctuations, offset by the intangible recognised following the consolidation of SKY Italia.

Total liabilities as at 30 June, 2003 declined $2.9 billion from the prior year to $29.0 billion. The major changes occurred in the following:

- Interest bearing liabilities reduced $3.0 billion mainly due to net debt repayments of $1.4 billion and favourable currency fluctuations, offset by the liabilities assumed on consolidation of SKY Italia;
- The reduction in total payables of $0.3 billion was offset by an increase in Exchangeable securities of $0.4 billion and reflects $3.2 billion net proceeds from issuance of new securities and the newly consolidated SKY Italia liabilities, offset by $1.3 billion in settlement of existing obligations and favourable currency fluctuations.

**Statement of Cash Flows**

Overall cash increased by $0.4 billion due to the following:

- Cash provided by operating activities was $2.5 billion primarily due to operating profit before depreciation of $2.6 billion;
- Cash used in investing activities was $1.8 billion. Net investment spending was $1.6 billion, reflecting businesses acquired of $0.6 billion (primarily the Chicago television station WPWR and SKY Italia) as well as continued investments into various cable and pay television channels and platforms worldwide. This was offset by $0.3 billion of proceeds from disposal of non current assets. Capital expenditures amounted to $0.5 billion;
- Cash provided by financing activities was $0.5 billion. This reflects proceeds of $3.2 billion from issuance of Exchangeable securities ("BUCS") and long term debt and shares issued of $1.9 billion, primarily being proceeds from the secondary issue made by the Fox Entertainment Group in December 2002. Offsetting this, funds were applied to repay $3.7 billion in long term debt and Exchangeable securities and to provide $0.7 billion as cash collateral for SKY Italia long term debt. Dividends paid amounted to $0.3 billion;
- The weakening of the US dollar reduced reported cash by $0.7 billion.

# Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE, 2003

| | Note | Consolidated 2003 | 2002 | 2001 |
|---|---|---|---|---|
| | | A$ million (except per share amounts) | | |
| Sales revenue | 2 | 29,913 | 29,014 | 25,578 |
| Operating expenses | 2 | (25,561) | (25,472) | (22,485) |
| Operating income | 2 | 4,352 | 3,542 | 3,093 |
| Net loss from associated entities | 5 | (89) | (1,434) | (249) |
| Borrowing costs | | (1,000) | (1,291) | (1,268) |
| Investment income | | 209 | 291 | 333 |
| Net borrowing costs | | (791) | (1,000) | (935) |
| Dividend on exchangeable securities | | (94) | (93) | (90) |
| Other revenues before income tax | 6 | 679 | 5,627 | 3,335 |
| Other expenses before income tax | 6 | (1,057) | (17,601) | (4,609) |
| Change in accounting policy before tax | 7 | | | (1,107) |
| Profit (loss) from ordinary activities before income tax | | 3,000 | (10,959) | (562) |
| Income tax (expense) benefit on | | | | |
| Ordinary activities before change in accounting policy and other items | | (989) | (640) | (428) |
| Other items | 6 | 215 | (15) | 19 |
| Change in accounting policy | | | | 421 |
| Net income tax (expense) benefit | | (774) | (655) | 12 |
| Net profit (loss) from ordinary activities after income tax | | 2,226 | (11,614) | (550) |
| Net profit attributable to outside equity interests | 3 | (418) | (348) | (196) |
| Net profit (loss) attributable to members of the parent entity | | 1,808 | (11,962) | (746) |
| Net exchange (losses) gains recognised directly in equity | | (4,064) | (3,021) | 3,309 |
| Items recognised directly in equity | 8 | 152 | (267) | 1,060 |
| Total change in equity other than those resulting from transactions with owners as owners | | (2,104) | (15,250) | 3,623 |
| **Basic earnings per share on net profit (loss) attributable to members of the parent entity** | | | | |
| Ordinary shares | | $0.307 | $(2.170) | $(0.174) |
| Preferred limited voting ordinary shares | | $0.368 | $(2.604) | $(0.209) |
| Ordinary and preferred limited voting ordinary shares | | $0.344 | $(2.431) | $(0.192) |
| **Diluted earnings per share on net profit (loss) attributable to members of the parent entity** | | | | |
| Ordinary shares | | $0.305 | $(2.170) | $(0.174) |
| Preferred limited voting ordinary shares | | $0.366 | $(2.604) | $(0.209) |
| Ordinary and preferred limited voting ordinary shares | | $0.342 | $(2.431) | $(0.192) |

The Statement of Financial Performance is to be read in conjunction with the accompanying notes.

# Statement of Financial Position

AS AT 30 JUNE, 2003

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |
| **Assets** | | |
| *Current Assets* | | |
| Cash | 6,746 | 6,337 |
| Receivables | 5,701 | 5,809 |
| Inventories | 1,931 | 1,935 |
| Other | 483 | 566 |
| Total Current Assets | 14,861 | 14,647 |
| *Non-Current Assets* | | |
| Cash on deposit | 698 | |
| Receivables | 1,219 | 796 |
| Investments in associated entities | 5,526 | 6,875 |
| Other investments | 1,195 | 1,712 |
| Inventories | 4,103 | 4,232 |
| Property, plant and equipment | 6,299 | 6,671 |
| Publishing rights, titles and television licences | 32,724 | 35,348 |
| Goodwill | 377 | 455 |
| Other | 745 | 705 |
| Total Non-Current Assets | 52,886 | 56,794 |
| Total Assets | 67,747 | 71,441 |
| **Liabilities and Shareholders' Equity** | | |
| *Current Liabilities* | | |
| Interest bearing liabilities | 33 | 1,856 |
| Payables | 8,298 | 8,073 |
| Tax liabilities | 714 | 848 |
| Provisions | 258 | 228 |
| Total Current Liabilities | 9,303 | 11,005 |
| *Non-Current Liabilities* | | |
| Interest bearing liabilities | 12,396 | 13,585 |
| Payables | 3,545 | 4,054 |
| Tax liabilities | 666 | 434 |
| Provisions | 1,032 | 1,205 |
| Total Non-Current Liabilities excluding exchangeable securities | 17,639 | 19,278 |
| Exchangeable securities | 2,084 | 1,690 |
| Total Liabilities | 29,026 | 31,973 |
| *Shareholders' Equity* | | |
| Contributed equity | 28,427 | 28,239 |
| Reserves | 2,760 | 6,351 |
| Retained profits | 1,137 | 1 |
| Shareholders' equity attributable to members of the parent entity | 32,324 | 34,591 |
| Outside equity interests in controlled entities | 6,397 | 4,877 |
| Total Shareholders' Equity | 38,721 | 39,468 |
| Total Liabilities and Shareholders' Equity | 67,747 | 71,441 |

The Statement of Financial Position is to be read in conjunction with the accompanying notes.

# Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE, 2003

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |
| **Operating activity** | | | |
| Net profit (loss) attributable to members of the parent entity | 1,808 | (11,962) | (746) |
| Adjustment for non-cash and non-operating activities: | | | |
| Associated entity earnings, net of dividends | 194 | 388 | 242 |
| Outside equity interest | 421 | 278 | 196 |
| Depreciation and amortisation | 776 | 749 | 706 |
| Other items, net | 90 | 13,179 | 1,342 |
| Change in accounting policy after tax | | | 686 |
| Change in financial position: | | | |
| Receivables | (559) | (51) | (410) |
| Inventories | (206) | 515 | (889) |
| Payables | (657) | (396) | (395) |
| Tax liabilities and provisions | 616 | 378 | 188 |
| Cash provided by operating activity | 2,483 | 3,078 | 920 |
| **Investing and other activity** | | | |
| Property, plant and equipment | (551) | (505) | (1,113) |
| Acquisitions, net of cash acquired | (644) | (1,770) | (51) |
| Investments in associated entities | (794) | (942) | (1,714) |
| Other investments | (145) | (667) | (1,288) |
| Repayment of loan by an associate | 170 | | |
| Proceeds from sale of non-current assets | 167 | 4,284 | 2,387 |
| Cash (used in) provided by investing activity | (1,797) | 400 | (1,779) |
| **Financing activity** | | | |
| Issuance of debt and exchangeable securities | 3,172 | | 1,496 |
| Repayment of debt and exchangeable securities | (3,673) | (2,181) | (63) |
| Cash on deposit | (698) | | |
| Issuance of shares | 1,927 | 133 | 56 |
| Repurchase of preferred shares | | | (91) |
| Dividends paid | (272) | (278) | (205) |
| Leasing and other finance costs | | (7) | (5) |
| Cash provided by (used in) financing activity | 456 | (2,333) | 1,188 |
| **Net increase in cash** | 1,142 | 1,145 | 329 |
| Opening cash balance | 6,337 | 5,615 | 4,638 |
| Exchange movement on opening cash balance | (733) | (423) | 648 |
| Closing cash balance | 6,746 | 6,337 | 5,615 |
| **Gross cash flows from operating activity** | | | |
| Cash from trading operations | | | |
| Receipts | 29,361 | 28,970 | 25,176 |
| Payments | (25,561) | (24,423) | (23,120) |
| | 3,800 | 4,547 | 2,056 |
| Dividend and distribution receipts | 48 | 38 | 86 |
| Interest receipts | 207 | 247 | 302 |
| Interest payments | (1,084) | (1,324) | (1,225) |
| Income tax payments | (394) | (337) | (209) |
| Dividends paid on exchangeable securities | (94) | (93) | (90) |
| Cash provided by operating activity | 2,483 | 3,078 | 920 |

The Statement of Cash Flows is to be read in conjunction with the accompanying notes.

# Notes to and forming part of the Concise Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 1 Basis of preparation of Concise Financial Report

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 "Concise Financial Reports" and other mandatory professional reporting requirements. The financial statements and specific disclosures have been derived from The News Corporation Limited's Full Financial Report for the financial year. Other information included in the Concise Financial Report is consistent with The News Corporation Limited's Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the Full Financial Report.

At the beginning of the 2001 financial year, the Group changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalised and expensed over time, are now expensed as incurred. All motion picture and television production costs are reflected as non-current assets. This change in accounting policy provides better comparability of the Group's results against its competitors and has also ensured continued consistency with United States generally accepted accounting principles for producers and distributors of films. The net impact of this change in accounting policy net of outside equity interest was a one-off pre-tax charge to profit of $1,107 million with an associated tax benefit of $421 million in fiscal 2001. The effect of this change on the 2001 fiscal year was a reduction in net profit attributable to members of the parent entity of $686 million and a corresponding reduction in the carrying value of inventory of $1,338 million, a reduction in tax liabilities of $509 million and in outside equity interest of $143 million.

Dividends payable are recognised when their payment is determined by, and announced, following a meeting of the Board of Directors. This represents a change in policy over fiscal 2001 whereby dividends were accrued at year end, even though determined by the Board of Directors at a later date. This change in accounting policy was not material to the financial statements.

The Group discloses as Other revenues and Other expenses those transactions, the financial impact of which are included within profit (loss) from ordinary activities, that are considered significant by reason of their size, nature or effect on the Group's financial performance for the year. Other revenues and Other expenses related to transactions of the Group's associated entities are included in Net loss from associated entities. The term Other items includes both Other revenues and Other expenses.

Where necessary, comparative amounts have been reclassified and repositioned for consistency with current year disclosures.

Except as noted above, the Concise Financial Report has been prepared on a basis consistent with the previous year, and in accordance with historical cost conventions.

## ➤ NOTE 2 Business segment data

| | | Consolidated 2003 A$ million | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Note | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| Sales revenue | | 7,689 | 8,162 | 3,891 | 340 | 1,583 | 4,659 | 1,992 | 1,597 | | 29,913 |
| Operating expenses | | (6,590) | (6,703) | (3,155) | (444) | (1,145) | (3,973) | (1,765) | (1,786) | | (25,561) |
| Operating income | | 1,099 | 1,459 | 736 | (104) | 438 | 686 | 227 | (189) | | 4,352 |
| Net profit (loss) from associated entities before other items | 5 | 13 | (33) | 40 | (279) | | 70 | | 30 | | (159) |
| Net borrowing costs | | | | | | | | | | (791) | (791) |
| Dividend on exchangeable securities | | | | | | | | | | (94) | (94) |
| Income tax expense before other items | | | | | | | | | | (989) | (989) |
| Outside equity interest before other items | 3 | | | | | | | | | (421) | (421) |
| Profit before other items | | | | | | | | | | | 1,898 |
| Other revenues before income tax | 6 | | 47 | | | | | | 632 | | 679 |
| Other expenses before income tax | 6 | | (69) | | (21) | | | | (967) | | (1,057) |
| Income tax expense on other items | 6 | | | | | | | | | 215 | 215 |
| Net (loss) profit from associate other items | 5 | | | | (162) | | 257 | | (25) | | 70 |
| Outside equity interest on other items | 3 | | | | | | | | | 3 | 3 |
| Net profit (loss) attributable to members of the parent entity | | 1,112 | 1,404 | 776 | (566) | 438 | 1,013 | 227 | (519) | (2,077) | 1,808 |

## ➤ NOTE 2 Business segment data (continued)

| | | Consolidated 2002 A$ million | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Note | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| Sales revenue | | 7,714 | 8,160 | 3,569 | | 1,650 | 4,604 | 2,059 | 1,258 | | 29,014 |
| Operating expenses | | (6,810) | (7,287) | (3,189) | | (1,202) | (3,782) | (1,835) | (1,367) | | (25,472) |
| Operating income | | 904 | 873 | 380 | | 448 | 822 | 224 | (109) | | 3,542 |
| Net (loss) profit from associated entities before other items | 5 | (23) | (97) | (82) | (342) | | 47 | | 183 | | (314) |
| Net borrowing costs | | | | | | | | | | (1,000) | (1,000) |
| Dividend on exchangeable securities | | | | | | | | | | (93) | (93) |
| Income tax expense before other items | | | | | | | | | | (640) | (640) |
| Outside equity interest before other items | 3 | | | | | | | | | (278) | (278) |
| Profit before other items | | | | | | | | | | | 1,217 |
| Other revenues before income tax | 6 | | | 4,234 | | | | | 1,393 | | 5,627 |
| Other expenses before income tax | 6 | | (1,240) | (1,689) | | | | | (14,672) | | (17,601) |
| Income tax expense on other items | 6 | | | | | | | | | (15) | (15) |
| Net loss from associate other items | 5 | | | (50) | (1,045) | | (25) | | | | (1,120) |
| Outside equity interest on other items | 3 | | | | | | | | | (70) | (70) |
| Net profit (loss) attributable to members of the parent entity | | 881 | (464) | 2,793 | (1,387) | 448 | 844 | 224 | (13,205) | (2,096) | (11,962) |

## ➤ NOTE 2 Business segment data (continued)

| | | Consolidated 2001 A$ million | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Note | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| Sales revenue | | 6,795 | 6,838 | 2,696 | | 1,675 | 4,600 | 1,907 | 1,067 | | 25,578 |
| Operating expenses | | (6,308) | (5,831) | (2,499) | | (1,238) | (3,696) | (1,702) | (1,211) | | (22,485) |
| Operating income | | 487 | 1,007 | 197 | | 437 | 904 | 205 | (144) | | 3,093 |
| Net (loss) profit from associated entities before other items | 5 | (36) | (61) | 15 | (247) | | 34 | | 133 | | (162) |
| Net borrowing costs | | | | | | | | | | (935) | (935) |
| Dividend on exchangeable securities | | | | | | | | | | (90) | (90) |
| Income tax expense before other items | | | | | | | | | | (428) | (428) |
| Outside equity interest before other items | 3 | | | | | | | | | (196) | (196) |
| Profit before change in accounting policy and other items | | | | | | | | | | | 1,282 |
| Other revenues before income tax | 6 | | 723 | 1,213 | | | | | 1,399 | | 3,335 |
| Other expenses before income tax | 6 | | (888) | (1,111) | | (68) | | | (2,542) | | (4,609) |
| Income tax expense on other items | 6 | | | | | | | | | 19 | 19 |
| Net loss from associate other items | 5 | | | | (78) | | (9) | | | | (87) |
| Change in accounting policy | 7 | (1,107) | | | | | | | | | (1,107) |
| Income tax benefit on change in accounting policy | | | | | | | | | | 421 | 421 |
| Net (loss) profit attributable to members of the parent entity | | (656) | 781 | 314 | (325) | 369 | 929 | 205 | (1,154) | (1,209) | (746) |

Total segment revenue per AASB 1005 "Segment Reporting" is the addition of Sales revenue, Net profit (loss) from associated entities before Other items, Other revenues before income tax and Net profit (loss) from associate Other items.

Intersegment revenues generated primarily by the Filmed Entertainment segment of $1,127 million (2002 $1,484 million, 2001 $843 million) have been eliminated on consolidation within the Filmed Entertainment segment. Intersegment operating (losses) profits generated primarily by the Filmed Entertainment segment of ($23 million) (2002 $76 million, 2001 $24 million) have been eliminated on consolidation within the Filmed Entertainment segment.

## NOTE 2 Business segment data (continued)

| | Consolidated 2003 A$ million | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| **Assets** | | | | | | | | | | |
| Investments in associated entities | 99 | 9 | 2,585 | 1,124 | | 590 | | 1,119 | | 5,526 |
| Segment assets | 6,468 | 19,888 | 9,016 | 3,559 | 2,181 | 7,695 | 2,927 | 1,848 | | 53,582 |
| Corporate assets | | | | | | | | | 8,639 | 8,639 |
| Total assets | 6,567 | 19,897 | 11,601 | 4,683 | 2,181 | 8,285 | 2,927 | 2,967 | 8,639 | 67,747 |
| **Liabilities** | | | | | | | | | | |
| Segment liabilities | 3,618 | 3,968 | 807 | 1,415 | 483 | 591 | 759 | 1,492 | | 13,133 |
| Corporate liabilities | | | | | | | | | 15,893 | 15,893 |
| Total liabilities | 3,618 | 3,968 | 807 | 1,415 | 483 | 591 | 759 | 1,492 | 15,893 | 29,026 |
| Acquisition of assets | 20 | 1,066 | 123 | 2,052 | 3 | 93 | 8 | 228 | | 3,593 |
| Depreciation and amortisation | 129 | 177 | 73 | 44 | 11 | 225 | 9 | 108 | | 776 |

| | Consolidated 2002 A$ million | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| **Assets** | | | | | | | | | | |
| Investments in associated entities | 79 | 183 | 2,826 | 1,579 | | 403 | | 1,805 | | 6,875 |
| Segment assets | 7,380 | 22,864 | 10,627 | | 2,527 | 8,249 | 3,037 | 1,745 | | 56,429 |
| Corporate assets | | | | | | | | | 8,137 | 8,137 |
| Total assets | 7,459 | 23,047 | 13,453 | 1,579 | 2,527 | 8,652 | 3,037 | 3,550 | 8,137 | 71,441 |
| **Liabilities** | | | | | | | | | | |
| Segment liabilities | 4,209 | 4,965 | 1,146 | | 488 | 755 | 630 | 1,367 | | 13,560 |
| Corporate liabilities | | | | | | | | | 18,413 | 18,413 |
| Total liabilities | 4,209 | 4,965 | 1,146 | | 488 | 755 | 630 | 1,367 | 18,413 | 31,973 |
| Acquisition of assets | 103 | 5,473 | 1,546 | | 9 | 197 | 10 | 242 | | 7,580 |
| Depreciation and amortisation | 131 | 193 | 82 | | 13 | 225 | 15 | 90 | | 749 |

In April 2003, the Group and Telecom Italia completed the previously announced acquisition of Telepiu, S.p.A. ("Telepiu") from Vivendi Universal. Telepiu has been merged with Stream S.p.A ("Stream"), and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group's Statement of Financial Performance from 30 April, 2003, the date of acquisition, and are presented in a new segment, Direct Broadcast Satellite Television. Prior year segment disclosure, including investments in associated entities, has been reclassified, as appropriate, to conform to this new presentation.

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |

## ➤ NOTE 3 Outside equity interest

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Outside equity interest before other items | (421) | (278) | (196) |
| Outside equity interest on other items | 3 | (70) | |
| | (418) | (348) | (196) |

## ➤ NOTE 4 Dividends

Dividends declared and proposed during the year:

| Class of Shares | Dividend per share<br>Interim | Final | Franking | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| Ordinary | 1.5 cents | 1.5 cents | Unfranked | 63 | 31 | 31 |
| Ordinary | 1.5 cents | | 50% franked at 34% tax rate | | | 31 |
| Preferred limited voting ordinary | 3.75 cents | 3.75 cents | Unfranked | 241 | 120 | 111 |
| Preferred limited voting ordinary | 3.75 cents | | 50% franked at 34% tax rate | | | 81 |
| Perpetual preference | (a) | | Unfranked | 47 | 52 | 51 |
| | | | | 351 | 203 | 305 |

(a) Dividends on 10 million 8 5/8% cumulative perpetual preference shares and 3.8 million adjustable rate perpetual preference shares.

For full payment details of the above mentioned dividends refer to Directors' Report on page 53 of the Concise Report.

On 13 August, 2003, the Directors of The News Corporation Limited recommended the payment on 15 October, 2003 of a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share on the issued shares at 12 September, 2003, the entitlement date for the final dividend. The final dividend has not been provided for in the financial statements, in accordance with the Group's accounting policy, as the dividend was not declared and announced by the Directors prior to 30 June, 2003.

As at 30 June, 2003 the balance of the franking account of the parent entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of the above dividends, is $0.5 million (2002 $0.5 million, 2001 $0.5 million) on a grossed up basis.

## NOTE 5 Associated entities

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002 A$ million | 2001 |
| The Group's share of the profit (loss) after income tax of its associated entities consist principally of | | | |
| British Sky Broadcasting Group plc | 132 | (51) | (76) |
| Stream, S.p.A (a) | (294) | (66) | |
| Sky Latin America | | | |
| Sky Brasil (formerly Net Sat Servicos Ltda) | (56) | (120) | (101) |
| Innova, S.de R.L de C.V. (Mexico) | (37) | (92) | (52) |
| Other | (41) | (78) | (63) |
| Fox Sports Cable Networks | 44 | 33 | 89 |
| FOXTEL | (15) | (15) | (11) |
| ESPN Star Sports | 3 | (11) | (23) |
| Other associated entities | 105 | 86 | 75 |
| | (159) | (314) | (162) |
| Other items after income tax (b) | 70 | (1,120) | (87) |
| Net loss from associated entities | (89) | (1,434) | (249) |
| Net loss from associated entities comprises: | | | |
| Attributable to joint venture entities | (316) | (126) | (105) |
| Attributable to other associated entities | 227 | (1,308) | (144) |
| Net loss from associated entities | (89) | (1,434) | (249) |
| Net loss from associated entities comprises: | | | |
| Loss before income tax | (62) | (1,388) | (226) |
| Income tax | (27) | (46) | (23) |
| Net loss from associated entities | (89) | (1,434) | (249) |

(a) In April 2003, the Group acquired a controlling interest in Stream S.p.A ("Stream"), which concurrently acquired all of the outstanding stock of Telepiu, S.p.A ("Telepiu"), a majority-owned subsidiary of Vivendi Universal and Stream's only direct competitor in the Direct Broadcast Satellite Television business in Italy. The aggregate consideration paid for Telepiu consisted of €438 million ($711 million) in cash and the assumption of €350 million ($602 million) in indebtedness. The excess purchase price over the fair value of the net assets acquired of $1,524 million is reported within publishing rights, titles and television licences.

Telepiu has been merged with Stream, and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group's Consolidated Statement of Financial Performance from 30 April, 2003, the date of acquisition, and is presented in a new segment, Direct Broadcast Satellite Television. As a result of the acquisition, commencing 30 April, 2003, the Group ceased to equity account its share of Stream's results.

(b) The 2003 Other items primarily reflect the Group's share of a gain arising from the sale of the publishing assets of Independent Newspapers Limited, a New Zealand media company. This is partially offset by a charge to reflect the permanent diminution of the assets of Sky Multi-Country Partners, a Latin American DTH platform, due to the sustained losses of the platform and the decision of the partners to limit future financial support of this business.

The 2002 Other items primarily represents the Group's equity accounted share of the write off by its associate British Sky Broadcasting Group plc ("BSkyB") of its investment in KirchPayTV.

At 30 June, 2002, the Group's investment in BSkyB was recorded at zero, and as a result the Group ceased to equity account its share of BSkyB's results. In fiscal 2002, the Group did not record $135 million of its share of BSkyB's losses. Subsequently, the Group recommenced equity accounting its share of BSkyB's results from 11 November, 2002 after not recording $135 million of its share of BSkyB's profit.

# Notes to and forming part of the Concise Financial Report (continued)

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 6 Other items

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |
| The profit (loss) from ordinary activities before tax includes the following Other items whose disclosure is relevant in explaining the financial performance of the Group | | | |
| Disposal of interests in subsidiaries (a) | 504 | | |
| Sale of Fox Family Worldwide (b) | | 2,323 | |
| Sale of Echostar shares (c) | | 468 | 415 |
| Sale of Outdoor Life (d) | | 271 | |
| Sale of The Golf Channel (e) | | | 476 |
| Sale of TM3 (f) | | | 18 |
| Write down of investment in Gemstar (g) | (551) | (11,138) | |
| Write down of investment in Knowledge Enterprises (h) | (158) | | |
| Early extinguishment of debt (i) | (143) | (191) | |
| Write down of sports rights (j) | | (1,861) | |
| Write down of investment in Stream (k) | | (590) | |
| Write down of investment in KirchMedia (l) | | (460) | |
| Office closure costs and other | | (40) | (258) |
| Write down of investment in One.Tel (m) | | | (576) |
| Healtheon/WebMD transaction restructure, net (n) | | | (426) |
| Disposal and write down of other non-current assets (o) | (30) | (756) | (923) |
| | (378) | (11,974) | (1,274) |
| Income tax benefit (expense) attributable to Other items | 215 | (15) | 19 |
| Other loss after tax | (163) | (11,989) | (1,255) |
| Other loss after tax comprises: | | | |
| Other revenues before income tax | 679 | 5,627 | 3,335 |
| Other expenses before income tax | (1,057) | (17,601) | (4,609) |
| Income tax benefit (expense) attributable to Other items | 215 | (15) | 19 |
| | (163) | (11,989) | (1,255) |

(a) Primarily relates to the sale by Fox Entertainment Group ("FEG"), a subsidiary of the Group, of 50 million shares of its Class A Common Stock for net proceeds of approximately US$1.2 billion ($1.8 billion). Upon consummation of the offering, in November 2002, the Group's equity and voting interest in FEG decreased from 85.32% and 97.84% to 80.58% and 97%, respectively. The resulting gain has been recorded as Other revenue.

(b) In October 2001, a subsidiary of the Group, Fox Broadcasting Company ("FOX"), Haim Saban and the other shareholders of Fox Family Worldwide, Inc ("FFW"), sold FFW to The Walt Disney Company ("Disney") for total consideration of approximately $10.3 billion (including the assumption of certain debt), of which approximately $3.2 billion was in consideration of the Group's interest in FFW. As a result of this transaction, the Group recognised a gain on sale of $2,323 million. In addition, the Group sublicensed certain post-season Major League Baseball ("MLB") games through the 2006 MLB season to Disney for aggregate consideration of approximately $1.2 billion, payable over the entire period of the sublicense.

(c) During fiscal 2002 and 2001, the Group sold its investment in EchoStar Communications Corporation for total consideration of $1,312 million and $635 million and recorded a gain on the sale of $468 million and $415 million, respectively.

## ➤ NOTE 6 Other items (continued)

(d) On 25 July, 2001, as a result of the exercise of rights by existing shareholders, FEG acquired 50.23% of Outdoor Life Network, LLC ("Outdoor Life") for approximately $608 million. This acquisition resulted in FEG owning 83.18% of Outdoor Life. On 23 August, 2001, a shareholder of Outdoor Life exercised its option to acquire FEG's ownership interest in Outdoor Life for $977 million in cash. Upon the closing of the sale, the Group recognised a gain of $271 million.

(e) In June 2001, the Group sold its 31% interest in The Golf Channel for total consideration of approximately $695 million, of which $676 million was received in cash during fiscal 2001. The Group recorded a gain on the sale of $476 million in relation to this transaction.

(f) In March 2000, News Germany Television Holdings Gmbh, a subsidiary of the Group, purchased a 34% interest in TM3 KG and TM3 Gmbh (to increase its holdings to 100%) for total consideration of $301.4 million. In January 2001, the Group agreed to sell TM3 to KirchMedia for cash consideration of $265 million and $427 million in newly issued shares of KirchMedia. The Group based its valuation of the KirchMedia shares on three different factors: (i) previous equity transactions that KirchMedia had entered into with other investors, (ii) a required minimum cash payment of $427 million if KirchMedia did not issue such shares, and (iii) the put option the Group received over its KirchMedia shares from KirchMedia's parent in the amount of $427 million. The Group recorded a gain on this sale of approximately $18 million.

(g) In July 2000, TV Guide, Inc. ("TVG") completed a merger with Gemstar International Group Limited ("Gemstar") pursuant to which TVG became a wholly-owned subsidiary of Gemstar which was renamed Gemstar-TV Guide International, Inc. ("Gemstar – TV Guide"). The Group's ownership of the merged entity at July 2000 was 21.38%. In May 2001, the Group acquired 80% of Liberty's 21.3% interest in Gemstar-TV Guide in exchange for 121.5 million ADRs representing 486 million preferred limited voting ordinary shares of the Group. The acquisition by the Group of a further interest in Gemstar-TV Guide through the issuance of preferred shares was a non-cash transaction, with investments and contributed equity increasing by $7,920 million. In December 2001, the Group acquired the remaining 20% of Liberty's interest in Gemstar-TV Guide in exchange for 28.8 million ADRs of the Group representing 115.2 million preferred limited voting ordinary shares valued at $1,407 million. This acquisition was a non-cash transaction, with investments and contributed equity increasing by $1,407 million. As a result of this transaction, the Group's ownership interest in Gemstar-TV Guide increased to 42.6% (42.9% at 30 June, 2002). As at 30 June, 2002, the Group owned 175 million shares in Gemstar-TV Guide and recorded a charge to reflect the permanent impairment in carrying value of $11.1 billion. The charge was determined by reference to Gemstar-TV Guide's share price at 28 June, 2002 of US$5.39 ($9.56) per share. During fiscal 2003, Gemstar-TV Guide's market value continued to decline and the Group considered several factors to determine if an additional charge was required. As a result of this review, the Group recorded a $551 million charge to reduce the carrying value of the investment in Gemstar-TV Guide to US$3.75 ($6.66) per share to reflect a permanent decline in value.

(h) In fiscal 2003, the Group recorded an impairment charge of $158 million related to the Group's carrying value of its investment in Knowledge Enterprises, Inc. ("Knowledge Enterprises"). The charge was based on Knowledge Enterprises' recent equity rights offering and reflects the estimated recoverable value of this investment.

(i) During fiscal 2002, the Group extinguished a substantial portion of debt owing on 10 1/8% Senior Debentures due in October 2012 and on 8 5/8% Senior Notes due February 2003. The Group recognised a loss of $64 million and $47 million respectively due to the early extinguishment of debt. In June 2002 the Group and Fox Sports Networks, LLC, an indirect subsidiary of the Group, irrevocably called for the redemption of all outstanding 8.875% Senior Notes due August 2007 and the 9.75% Senior Discount Notes due August 2007. The Group recognised a loss of $80 million on the irrevocable early extinguishment of the debt. The redemption was completed in August 2002. In March 2003, the Group purchased approximately 74% of its outstanding US$500 million aggregate principal 8 1/2% Senior Notes due February 2005 at a premium, plus accrued interest. The Group recognised a loss of US$45 million ($76 million) on the early redemption of the 8 1/2% Senior Notes which is included within Other expenses in the Statement of Financial Performance. Also in March 2003, 8,247,953 Trust Originated Preferred Securities ("TOPrS") were redeemed by the Group using proceeds from the issuance of Beneficial Unsecured Exchangeable Securities ("BUCS").

The Group recognised a loss of US$37 million ($64 million) on early redemption of the TOPrS (including the write off of deferred issuance costs) which is included within Other expenses in the Statement of Financial Performance.

## ➤ NOTE 6 Other items (continued)

(j) As a result of the downturn in sports related advertising during fiscal 2002, together with the reduction in long term forecast advertising growth rates, in accordance with the Group's accounting policies, the Directors re-evaluated the recoverability of the costs of certain sports contracts, principally in the United States. Accordingly, the Group recorded a one-time Other expense of $1,861 million relating to National Football League ($753 million), NASCAR ($578 million), Major League Baseball ($437 million) and non-US Cricket programming rights ($93 million).

(k) Stream was a satellite pay-TV provider in Italy. During fiscal 2002, the Group wrote down its investment in Stream by $590 million to an amount considered by the Directors to be the recoverable amount at 30 June, 2002.

(l) During fiscal 2002, given the financial uncertainties surrounding KirchPayTV and its parent Kirch Gruppe, the Group recognised a charge of $460 million to fully write down its investment in KirchMedia.

(m) In May 2001, the Group became aware of serious financial problems at One.Tel Limited, an Australian telecommunications company in which the Group owns approximately 24% of the outstanding equity. Upon completion of One.Tel's auditors' review of its financial condition in late May 2001, One.Tel was placed in administration. The carrying value of the investment in One.Tel has been fully written down due to the liquidation of its operations.

(n) As a result of the restructure of the Group's investment in Healtheon/WebMD ("WebMD") in fiscal 2001, the Group swapped out of its preferred stock investment and recognised an impairment loss on its remaining common stock interest in WebMD. In exchange for the preferred stock the Group received the ownership interest in The Health Network ("THN"), warrants to purchase additional common stock in WebMD, a reduction in its obligation to provide future media services to and license content from WebMD and the elimination of future funding commitments to an international joint venture. The Group recorded a non-cash charge of $426 million related to this restructuring. The Group subsequently sold its interest in THN for consideration valued at $433 million.

(o) During fiscal 2001, the Group wrote down certain of its non-current assets, in particular its investment in Zee Telefilms Limited ("ZTL") and certain new media assets. During fiscal 2002, the Group wrote down certain non-current assets, mainly interactive, media and sporting assets, to their recoverable amount. The Group also disposed of various non-current assets for an aggregate consideration of $96 million. During that year the Group also settled certain liabilities owing to MCI Communications Corporation, including accrued interest, of US$1,017 million ($1,926 million) for US$930 million ($1,760 million), consisting of 121.2 million preferred limited voting ordinary shares valued at US$680 million ($1,288 million) and US$250 million ($473 million) in cash. The Group recognised a gain of $166 million on the settlement. During fiscal 2003, the Group disposed of certain interactive and music related assets for aggregate consideration of $175 million, and also wrote down certain other sporting and television assets. The 30 June, 2003 amount also includes a provision for an arbitration award that was issued in favour of PanAmSat International Systems against the Group. The Group disagrees with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the two parties, intends to appeal the award.

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |

## ➤ NOTE 7 Change in accounting policy

| | | | |
|---|---|---|---|
| Change in accounting policy before tax | | | (1,107) |

At the beginning of the 2001 financial year, the Group changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalised and expensed over time, are now expensed as incurred. All motion picture and television production costs are reflected as non-current assets. This change in accounting policy provides better comparability of the Group's results against its competitors and has also ensured continued consistency with United States generally accepted accounting principles for producers and distributors of films. The net impact of this change in accounting policy net of outside equity interest was a one-off pre-tax charge to profit of $1,107 million with an associated tax benefit of $421 million in fiscal 2001. The effect of this change on the 2001 fiscal year was a reduction in net profit attributable to members of the parent entity of $686 million and a corresponding reduction in the carrying value of inventory of $1,338 million, a reduction in tax liabilities of $509 million and in outside equity interest of $143 million.

## ➤ NOTE 8 Items recognised directly in equity

These items relate to an increase in associated entity reserves of $152 million (2002 $267 million reduction, 2001 $1,060 million increase). During 2003 and 2001 BSkyB issued new equity as consideration for several transactions, including the acquisition of Sports Internet Group and the remaining shares in British Interactive Broadcasting Holdings Limited ("BiB"). These issuances reduced the Group's ownership interest in BSkyB from 37.1% (2001) to 36.2% (2002) to 35.4% (2003). In accordance with AASB 1016 "Accounting for Investments in Associates", in the year ended 30 June, 2001, the Group recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $1,060 million. In the year ended 30 June, 2002, the Group recorded a decrease in its investment and a corresponding decrease in reserves of $240 million. In the year ended 30 June, 2003, the Group recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $152 million.

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |

## NOTE 9 Retained profits

| | 2003 | 2002 |
|---|---|---|
| Retained profits at the beginning of the financial year | 1 | 10,906 |
| Net loss attributable to members of the parent entity | 1,808 | (11,962) |
| Dividends provided for or paid | (351) | (203) |
| Aggregate amount transferred (to) from reserves | (321) | 1,260 |
| Retained profits at the end of the financial year | 1,137 | 1 |

Dividends on ordinary and preferred limited voting ordinary shares are paid out of the retained profits of the parent entity, The News Corporation Limited. The parent entity has retained profits as at 30 June, 2003 of $17.8 billion (2002 $13.7 billion).

## NOTE 10 Hughes Electronics

In April 2003, the Group, General Motors Corporation ("GM") and Hughes Electronics Corporation ("Hughes") reached an agreement in which the Group would acquire 34% of Hughes. The Group will acquire GM's 19.9% interest in Hughes for approximately US$3.8 billion ($5.7 billion), of which US$768 million ($1,157 million) of the consideration may be paid in preferred ADRs. The Group will acquire through a merger an additional 14.1% of Hughes for approximately US$2.7 billion ($4.1 billion) that is payable, at the Group's option, in cash or preferred ADRs. Simultaneously with the closing of this transaction, the Group will transfer its 34% ownership interest in Hughes to Fox Entertainment Group ("FEG") in exchange for promissory notes representing US$4.5 billion ($6.8 billion) and approximately 74.2 million shares of FEG's Class A Common Stock. This will increase the Group's ownership interest in FEG from 80.6% to approximately 82%, whilst its voting percentage of FEG will remain at 97%. The closing of this transaction is subject to a number of conditions, including approval by GM's shareholders, a tax ruling and regulatory approvals.

## NOTE 11 Liberty Media

In March 2003, the Group and Liberty Media Corporation ("Liberty") entered into an agreement under which Liberty has the right, prior to 28 September, 2003, to purchase US$500 million of the Group's preferred limited voting ordinary ADRs, at US$21.50 ($35.93) per ADR. If Liberty does not exercise its right, the Group can require Liberty to purchase US$500 million ($835 million) of its preferred limited voting ordinary ADRs at this price should the Group acquire an ownership interest in Hughes Electronics Corporation prior to 27 March, 2005.

# Directors' Declaration

FOR THE YEAR ENDED 30 JUNE, 2003

The Directors of The News Corporation Limited declare that:

a) the Concise Financial Report set out on pages 58 to 74 complies with Accounting Standard AASB 1039 "Concise Financial Reports"; and

b) has been derived from and is consistent with the Full Financial Report for the financial year.

This declaration is made in accordance with a resolution of Directors.

K R Murdoch AC
Director

D F DeVoe
Director

13 August, 2003



**The Ernst & Young Building**
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

# Independent Audit Report

FOR THE YEAR ENDED 30 JUNE, 2003

To the members of The News Corporation Limited

**Scope**

*The concise financial report and directors' responsibility*

The concise financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for The News Corporation Limited ("the parent entity") and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the parent entity and the entities it controlled during the year.

The directors of the parent entity are responsible for preparing a concise financial report that complies with Accounting Standard AASB 1039 "Concise Financial Reports", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

*Audit approach*

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the parent entity. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report that were not directly derived from the full financial report.

We have also performed an independent audit of the full financial report of the company for the year ended 30 June 2003. Our audit report on the full financial report was signed on 28 August 2003, and was not subject to any qualification. For a better understanding of our approach to the audit of the full financial report, this report should be read in conjunction with our audit report on the full financial report.

**Independence**

We are independent of the parent entity, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the full and concise financial reports, we were engaged to undertake the services disclosed in the notes to the financial statements of the full financial report. The provision of these services has not impaired our independence.

**Audit opinion**

In our opinion, the concise financial report of The News Corporation Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Ernst & Young

C N Westworth
Partner
Sydney
28 August, 2003

# Shareholder Information

AT 13 AUGUST, 2003

**Corporate Ownership – Ordinary Shares**

| | |
|---|---|
| Number of Ordinary Shareholders | 63,234 |
| Voting rights | |
| On show of hands – one vote for each member | |
| On poll – one vote for each share held | |
| **Distribution of shareholding** | |
| 1-1,000 | 39,585 |
| 1,001-5,000 | 19,351 |
| 5,001-10,000 | 2,390 |
| 10,001-100,000 | 1,696 |
| 100,001 and over | 212 |
| Holding less than a marketable parcel | 2,709 |
| **Top twenty shareholders as at 13 August, 2003** | |
| Cruden Investments Pty. Limited and controlled entities | 626,052,873 |
| Citicorp Nominees Pty. Limited | 411,123,550 |
| Westpac Custodian Nominees Limited | 234,048,799 |
| JP Morgan Nominees Australia Limited | 220,726,822 |
| National Nominees Limited | 176,120,717 |
| ANZ Nominees Limited | 66,608,580 |
| RBC Global Services Australia Nominees Pty. Limited | 43,563,501 |
| Commonwealth Custodial Services Limited | 24,634,107 |
| AMP Life Limited | 24,621,550 |
| Queensland Investment Corporation | 24,375,295 |
| Cogent Nominees Pty. Limited | 19,698,824 |
| HSBC Custody Nominees (Australia) Limited | 14,959,084 |
| Warnford Nominees Pty. Limited | 8,419,331 |
| NRMA Nominees Pty. Limited | 5,610,261 |
| Invia Custodian Pty. Limited | 3,893,614 |
| Bond Street Custodians Limited | 3,787,867 |
| Total Risk Management Pty. Limited | 3,398,993 |
| BNP Paribas | 3,253,579 |
| Zurich Investment Management Limited | 2,873,232 |
| Suncorp Custodian Services Pty. Limited | 2,707,798 |
| | 1,920,478,377 |
| Percentage of issued ordinary shares held by twenty largest holders | 91.57% |
| **Substantial Shareholders** | |
| Cruden Investments Pty. Limited and controlled entities | 626,052,873 |

# Shareholder Information (Continued)

AT 13 AUGUST, 2003

**Corporate Ownership – Preferred Limited Voting Ordinary Shares**

| | |
|---|---|
| Number of Preferred Limited Voting Ordinary Shareholders | 19,307 |

A holder of a preferred limited voting ordinary share ("preferred share") shall be entitled to vote at any general meeting of the members of The News Corporation Limited by virtue of holding such share mutatis mutandis in the same manner and subject to the same conditions as the holder of an ordinary share (including as to the number of votes which may be cast on a poll) but only in the following circumstances and not otherwise:

(i) on a proposal to reduce the share capital of The News Corporation Limited, or on a proposal to wind up or during the winding up of The News Corporation Limited, or on a proposal for the disposal of the whole of the property, business and undertaking of The News Corporation Limited;

(ii) on a proposal that affects rights attached to the preferred share;

(iii) during a period during which a Dividend (or part of a Dividend) in respect of the preferred share is in arrears; or

(iv) on a resolution to approve the terms of a buy-back agreement.

**Distribution of shareholding**

| | |
|---|---|
| 1-1,000 | 10,809 |
| 1,001-5,000 | 6,459 |
| 5,001-10,000 | 1,055 |
| 10,001-100,000 | 802 |
| 100,001 and over | 182 |
| Holding less than a marketable parcel | 1,177 |

**Top twenty shareholders as at 13 August, 2003**

| Shareholder | Shares |
|---|---|
| Citicorp Nominees Pty. Limited | 1,966,415,137 |
| JP Morgan Nominees Australia Limited | 260,218,602 |
| Cruden Investments Pty. Limited and controlled entities | 217,117,439 |
| National Nominees Limited | 172,899,348 |
| Westpac Custodian Nominees Limited | 169,038,201 |
| RBC Global Services Australia Nominees Pty. Limited | 64,216,427 |
| ANZ Nominees Limited | 43,958,958 |
| Queensland Investment Corporation | 36,115,666 |
| Commonwealth Custodial Services Limited | 35,929,292 |
| Cogent Nominees Pty. Limited | 34,690,393 |
| AMP Life Limited | 30,365,789 |
| HSBC Custody Nominees (Australia) Limited | 13,276,810 |
| Government Superannuation Office | 11,201,537 |
| Ogier Trustee Limited | 8,056,286 |
| NRMA Nominees Pty. Limited | 7,627,295 |
| Victorian Workcover Authority | 7,400,749 |
| Transport Accident Commission | 6,455,259 |
| Suncorp Custodian Services Pty. Limited | 6,205,738 |
| Warnford Nominees Pty. Limited | 5,522,431 |
| Invia Custodian Pty. Limited | 4,945,012 |
| | 3,101,656,369 |
| Percentage of Preferred Limited Voting Ordinary Shares held by twenty largest holders | 96.01% |

**Head Office**

2 Holt Street
Sydney NSW 2010
Australia

**Registered Office**

121 King William Street
Adelaide SA 5000
Australia

# Board of Directors and Management Committee

**Directors**

**K. Rupert Murdoch AC**
Chairman and Chief Executive

**Geoffrey C. Bible**

**Chase Carey**

**Peter Chernin**

**Kenneth E. Cowley AO**

**David F. DeVoe**

**Roderick I. Eddington**

**Dr. Aatos J. Erkko KBE**

**Andrew S. B. Knight**

**Graham Kraehe AO**

**James R. Murdoch**

**Lachlan K. Murdoch**

**Thomas J. Perkins**

**Stanley S. Shuman**

**Arthur M. Siskind**

**Executive Management Committee**

**Rupert Murdoch**
Chairman and Chief Executive
News Corporation

**Tony Ball**
Chief Executive
British Sky Broadcasting

**Paul Carlucci**
Chairman and Chief Executive Officer
News America Marketing

**Peter Chernin**
President and Chief Operating Officer
News Corporation

**David DeVoe**
Senior Executive Vice President
and Chief Financial Officer
News Corporation

**Anthea Disney**
Executive Vice President, Content
News Corporation

**Jane Friedman**
President and Chief Executive Officer
HarperCollins

**James Gianopulos**
Chairman
Fox Filmed Entertainment

**Gary Ginsberg**
Executive Vice President, Investor
Relations and Corporate Communications
News Corporation

**Sandy Grushow**
Chairman
Fox Television Entertainment Group

**John Hartigan**
Chief Executive
News Limited

**David Hill**
Chairman and Chief Executive Officer
Fox Sports Television Group

**Les Hinton**
Executive Chairman
News International plc

**James Murdoch**
Chairman and Chief Executive Officer
STAR Group

**Lachlan Murdoch**
Deputy Chief Operating Officer
News Corporation

**Abe Peled**
Chief Executive Officer
NDS

**Martin Pompadur**
Executive Vice President
News Corporation

**Thomas Rothman**
Chairman
Fox Filmed Entertainment

**Jeff Shell**
Chief Executive Officer
Gemstar-TV Guide International

**Arthur Siskind**
Senior Executive Vice President
and Group General Counsel
News Corporation

**Mitchell Stern**
Chairman and Chief Executive Officer
Fox Television Stations

EXHIBIT B

# News Corporation

Full Financial Report
2003


THE AUSTRALIAN
SADDAM
BREAKING NEWS
STAR

# Index

## THE NEWS CORPORATION LIMITED FULL FINANCIAL REPORT 2003



The Directors' Report is on page 50 of the Annual Report.

# Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE, 2003

| | Note | Consolidated 2003 | 2002 | 2001 |
|---|---|---|---|---|
| | | A$ million (except per share amounts) | | |
| Sales revenue | 2,3 | 29,913 | 29,014 | 25,578 |
| Operating expenses | 2 | (25,561) | (25,472) | (22,485) |
| Operating income | 2 | 4,352 | 3,542 | 3,093 |
| Net loss from associated entities | 5 | (89) | (1,434) | (249) |
| Borrowing costs | 4 | (1,000) | (1,291) | (1,268) |
| Investment income | 4 | 209 | 291 | 333 |
| Net borrowing costs | | (791) | (1,000) | (935) |
| Dividend on exchangeable securities | 4 | (94) | (93) | (90) |
| Other revenues before income tax | 6 | 679 | 5,627 | 3,335 |
| Other expenses before income tax | 6 | (1,057) | (17,601) | (4,609) |
| Change in accounting policy before tax | 7 | | | (1,107) |
| Profit (loss) from ordinary activities before income tax | | 3,000 | (10,959) | (562) |
| Income tax (expense) benefit on | | | | |
| Ordinary activities before change in accounting policy and other items | | (989) | (640) | (428) |
| Other items | 6 | 215 | (15) | 19 |
| Change in accounting policy | | | | 421 |
| Net income tax (expense) benefit | 8 | (774) | (655) | 12 |
| Net profit (loss) from ordinary activities after income tax | | 2,226 | (11,614) | (550) |
| Net profit attributable to outside equity interests | 9 | (418) | (348) | (196) |
| Net profit (loss) attributable to members of the parent entity | | 1,808 | (11,962) | (746) |
| Net exchange (losses) gains recognised directly in equity | | (4,064) | (3,021) | 3,309 |
| Items recognised directly in equity | | 152 | (267) | 1,060 |
| Total change in equity other than those resulting from transactions with owners as owners | | (2,104) | (15,250) | 3,623 |
| **Basic earnings per share on net profit (loss) attributable to members of the parent entity** | | | | |
| Ordinary shares | 11 | $0.307 | $(2.170) | $(0.174) |
| Preferred limited voting ordinary shares | 11 | $0.368 | $(2.604) | $(0.209) |
| Ordinary and preferred limited voting ordinary shares | 11 | $0.344 | $(2.431) | $(0.192) |
| **Diluted earnings per share on net profit (loss) attributable to members of the parent entity** | | | | |
| Ordinary shares | 11 | $0.305 | $(2.170) | $(0.174) |
| Preferred limited voting ordinary shares | 11 | $0.366 | $(2.604) | $(0.209) |
| Ordinary and preferred limited voting ordinary shares | 11 | $0.342 | $(2.431) | $(0.192) |

The Statement of Financial Performance is to be read in conjunction with the Statement of Shareholders' Equity and the accompanying notes.

# Statement of Financial Position

AS AT 30 JUNE, 2003

| | Note | Consolidated 2003 | Consolidated 2002 |
|---|---|---|---|
| | | A$ million | |
| **Assets** | | | |
| *Current Assets* | | | |
| Cash | 13 | 6,746 | 6,337 |
| Receivables | 14 | 5,701 | 5,809 |
| Inventories | 15 | 1,931 | 1,935 |
| Other | 16 | 483 | 566 |
| Total Current Assets | | 14,861 | 14,647 |
| *Non-Current Assets* | | | |
| Cash on deposit | 13 | 698 | |
| Receivables | 14 | 1,219 | 796 |
| Investments in associated entities | 17 | 5,526 | 6,875 |
| Other investments | 17 | 1,195 | 1,712 |
| Inventories | 15 | 4,103 | 4,232 |
| Property, plant and equipment | 18 | 6,299 | 6,671 |
| Publishing rights, titles and television licences | 19 | 32,724 | 35,348 |
| Goodwill | 20 | 377 | 455 |
| Other | 16 | 745 | 705 |
| Total Non-Current Assets | | 52,886 | 56,794 |
| Total Assets | | 67,747 | 71,441 |
| **Liabilities and Shareholders' Equity** | | | |
| *Current Liabilities* | | | |
| Interest bearing liabilities | 21 | 33 | 1,856 |
| Payables | 22 | 8,298 | 8,073 |
| Tax liabilities | 22 | 714 | 848 |
| Provisions | 22 | 258 | 228 |
| Total Current Liabilities | | 9,303 | 11,005 |
| *Non-Current Liabilities* | | | |
| Interest bearing liabilities | 21 | 12,396 | 13,585 |
| Payables | 23 | 3,545 | 4,054 |
| Tax liabilities | 23 | 666 | 434 |
| Provisions | 23 | 1,032 | 1,205 |
| Total Non-Current Liabilities excluding exchangeable securities | | 17,639 | 19,278 |
| Exchangeable securities | 24 | 2,084 | 1,690 |
| Total Liabilities | | 29,026 | 31,973 |
| *Shareholders' Equity* | | | |
| Contributed equity | 25 | 28,427 | 28,239 |
| Reserves | | 2,760 | 6,351 |
| Retained profits | | 1,137 | 1 |
| Shareholders' equity attributable to members of the parent entity | | 32,324 | 34,591 |
| Outside equity interests in controlled entities | 26 | 6,397 | 4,877 |
| Total Shareholders' Equity | | 38,721 | 39,468 |
| Total Liabilities and Shareholders' Equity | | 67,747 | 71,441 |
| Contingent liabilities | 27 | | |
| Commitments | 28 | | |

The Statement of Financial Position is to be read in conjunction with the Statement of Shareholders' Equity and the accompanying notes.

# Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE, 2003

| | Note | Consolidated 2003 | 2002 | 2001 |
|---|---|---|---|---|
| | | | A$ million | |
| **Operating activity** | | | | |
| Net profit (loss) attributable to members of the parent entity | | 1,808 | (11,962) | (746) |
| *Adjustment for non-cash and non-operating activities:* | | | | |
| Associated entity earnings, net of dividends | | 194 | 388 | 242 |
| Outside equity interest | | 421 | 278 | 196 |
| *Depreciation and amortisation* | | 776 | 749 | 706 |
| Other items, net | | 90 | 13,179 | 1,342 |
| Change in accounting policy after tax | | | | 686 |
| Change in financial position: | | | | |
| Receivables | | (559) | (51) | (410) |
| Inventories | | (206) | 515 | (889) |
| Payables | | (657) | (396) | (395) |
| Tax liabilities and provisions | | 616 | 378 | 188 |
| Cash provided by operating activity | | 2,483 | 3,078 | 920 |
| **Investing and other activity** | | | | |
| Property, plant and equipment | | (551) | (505) | (1,113) |
| Acquisitions, net of cash acquired | 32 | (644) | (1,770) | (51) |
| Investments in associated entities | | (794) | (942) | (1,714) |
| Other investments | | (145) | (667) | (1,288) |
| Repayment of loan by an associate | | 170 | | |
| Proceeds from sale of non-current assets | | 167 | 4,284 | 2,387 |
| Cash (used in) provided by investing activity | | (1,797) | 400 | (1,779) |
| ***Financing activity*** | | | | |
| Issuance of debt and exchangeable securities | | 3,172 | | 1,496 |
| Repayment of debt and exchangeable securities | | (3,673) | (2,181) | (63) |
| Cash on deposit | 13 | (698) | | |
| Issuance of shares | | 1,927 | 133 | 56 |
| Repurchase of preferred shares | | | | (91) |
| Dividends paid | | (272) | (278) | (205) |
| Leasing and other finance costs | | | (7) | (5) |
| Cash provided by (used in) financing activity | | 456 | (2,333) | 1,188 |
| **Net increase in cash** | | 1,142 | 1,145 | 329 |
| Opening cash balance | | 6,337 | 5,615 | 4,638 |
| Exchange movement on opening cash balance | | (733) | (423) | 648 |
| Closing cash balance | 13 | 6,746 | 6,337 | 5,615 |
| **Gross cash flows from operating activity** | | | | |
| Cash from trading operations | | | | |
| Receipts | | 29,361 | 28,970 | 25,176 |
| Payments | | (25,561) | (24,423) | (23,120) |
| | | 3,800 | 4,547 | 2,056 |
| Dividend and distribution receipts | | 48 | 38 | 86 |
| Interest receipts | | 207 | 247 | 302 |
| Interest payments | | (1,084) | (1,324) | (1,225) |
| Income tax payments | | (394) | (337) | (209) |
| Dividends paid on exchangeable securities | | (94) | (93) | (90) |
| Cash provided by operating activity | | 2,483 | 3,078 | 920 |

The Statement of Cash Flows is to be read in conjunction with the accompanying notes.

# Statement of Shareholders' Equity

FOR THE YEAR ENDED 30 JUNE, 2003

| | Consolidated A$ million | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Contributed Equity | | | Reserves | | | Retained Profits | Outside equity interests in controlled entities | Total |
| | Ordinary Share Capital | Preferred Limited Voting Share Capital | Perpetual Preference Share Capital | Asset Revaluation | Foreign Exchange Fluctuation | Associated Entities | | | |
| Balance at 30 June, 2000 | 4,799 | 6,080 | 490 | 3,143 | 3,865 | (189) | 11,691 | 2,781 | 32,660 |
| Net loss | | | | | | | (746) | 196 | (550) |
| Transfers between reserves | | | | | 63 | (329) | 266 | | |
| Items recognised directly in equity | | | | | | 1,060 | | | 1,060 |
| Dividends declared and proposed | | | | | | | (305) | | (305) |
| Dividend reinvestment | 32 | 62 | | | | | | | 94 |
| Issue of shares | 605 | 8,763 | | | | | | | 9,368 |
| Exchange gain on translation of net assets of controlled entities | | | | | 3,309 | (23) | | 388 | 3,674 |
| Outside equity interest, net | | | | | | | | 1,690 | 1,690 |
| Shares acquired and cancelled under share buyback | | (91) | | | | | | | (91) |
| Elimination of associate's reciprocal shareholding | (4) | (1) | | | | | | | (5) |
| Balance at 30 June, 2001 | 5,432 | 14,813 | 490 | 3,143 | 7,237 | 519 | 10,906 | 5,055 | 47,595 |
| Net loss | | | | | | | (11,962) | 348 | (11,614) |
| Transfers between reserves | | | | | 2 | (1,262) | 1,260 | | |
| Items recognised directly in equity | | | | | | (267) | | | (267) |
| Dividends declared | | | | | | | (203) | | (203) |
| Dividend reinvestment | 30 | 56 | | | | | | | 86 |
| Issue of shares | 4 | 7,432 | | | | | | | 7,436 |
| Exchange loss on translation of net assets of controlled entities | | | | | (3,021) | | | (542) | (3,563) |
| Outside equity interest, net | | | | | | | | 16 | 16 |
| Elimination of associate's reciprocal shareholding | (18) | | | | | | | | (18) |
| Balance at 30 June, 2002 | 5,448 | 22,301 | 490 | 3,143 | 4,218 | (1,010) | 1 | 4,877 | 39,468 |
| Net profit | | | | | | | 1,808 | 418 | 2,226 |
| Transfers between reserves | | | | | | 321 | (321) | | |
| Items recognised directly in equity | | | | | | 152 | | | 152 |
| Dividends declared | | | | | | | (351) | | (351) |
| Dividend reinvestment | 27 | 56 | | | | | | | 83 |
| Issue of shares | | 103 | | | | | | | 103 |
| Exchange loss on translation of net assets of controlled entities | | | | | (4,064) | | | (764) | (4,828) |
| Outside equity interest, net | | | | | | | | 1,866 | 1,866 |
| Elimination of associate's reciprocal shareholding | (9) | 11 | | | | | | | 2 |
| Balance at 30 June, 2003 | 5,466 | 22,471 | 490 | 3,143 | 154 | (537) | 1,137 | 6,397 | 38,721 |

The Statement of Shareholder's Equity is to be read in conjunction with the accompanying notes.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 1 Significant accounting policies

**Underlying principles**
The Full Financial Report has been prepared as a general-purpose financial report that complies with the requirements of the Corporations Act 2001, Australian Accounting Standards and Urgent Issues Group Consensus Views. The Full Financial Report has been prepared on a basis consistent with the previous year. The Full Financial Report has been prepared in accordance with historical cost convention.

Where necessary, comparative amounts have been reclassified and repositioned for consistency with current year disclosures.

**Principles of consolidation**
The consolidated financial statements include the accounts of the parent entity, The News Corporation Limited ("The Company") and its controlled entities, referred to collectively throughout this report as the Group. For financial reporting purposes, control generally means ownership of a majority interest in an entity but may, in certain instances, result from other considerations, including the Group's capacity to dominate decision making in relation to the financial and operating policies of the entity. Information from the financial statements of controlled entities, including subsidiaries, is included from the date the Group obtains control until such time as control ceases. Where there is loss of control, the consolidated financial statements include the results for the part of the reporting period during which the Group has control.

Although the Group has less than a majority voting interest in Fox Television Holdings, Inc. ("FTH"), this entity is included in the consolidated financial statements because (i) the Group has the ability to redeem the majority voting interest at any time, (ii) the dividends on and the amounts to be paid on redemption of the majority voting interest are fixed, and not related to the performance of FTH, and (iii) senior management of FTH, including its Board of Directors, consists solely of persons employed by the Group.

These consolidated financial statements also include the Group's portion of the results of associated entities over which it has significant influence. Where accounting policies of associated entities differ from those adopted by the Group, adjustments have been made to achieve consistency with the accounting policies followed by the Group.

Financial statements of controlled entities and associated entities are, for consolidation purposes, adjusted to comply with Group policy and generally accepted accounting principles in Australia. All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Acquisitions of controlled entities are accounted for using the purchase method of accounting.

**Revenue recognition**
Revenues from the theatrical distribution or licensing of motion pictures are recognised when the following conditions are met:

a. Persuasive evidence of a sale or licensing arrangement with a customer exists;

b. The film is complete and, in accordance with the terms of arrangement, has been delivered or is available for immediate and unconditional delivery;

c. The licence period of the arrangement has begun and the customer can begin its exploitation, exhibition or sale;

d. The arrangement fee is fixed or determinable; and

e. Collection of the arrangement fee is reasonably assured.

Revenues from home video and DVD sales are recognised on the date that video and DVD units are made widely available for sale by retailers and all Group-imposed restrictions have expired.

Licence agreements for the telecast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received in connection with such contractual rights for which revenue is not yet recognisable is classified as deferred revenue within payables. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which has already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

Television advertising revenue is recognised as the commercials are aired. Subscriber fees received from cable system operators and direct broadcast satellite services are recognised as revenue in the period services are provided.

Advertising revenue from newspapers, magazines and inserts is recognised when the advertisements are published. Revenues from books and from newspaper circulation are recognised upon passing of control to the buyer.

**Cash and Cash Equivalents**
Cash on hand and in banks and short-term deposits are stated at nominal value.

For purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash.

**Inventories**
Inventories are valued at the lower of cost or net realisable value. Cost is determined by the first in first out or average cost method for the greater part of inventories depending on the nature of the item, and by specific identification for the balance.

Program rights, and the related liability, for entertainment programs and sporting events are recorded at cost when the programs are available for telecast. Program rights are primarily amortised on a straight-line basis, generally based on the usage of the program or term of the licence. Original cable programming are amortised on an accelerated basis. The current portion of program rights represents the estimated amount to be amortised in the next financial year.

The Group has a number of multi-year contracts for the television rights of certain sporting events. At the inception of these contracts and at each subsequent reporting date, the Group evaluates the recoverability of the costs associated therewith, using aggregate estimated advertising revenues directly associated with the program material and related expenses. When an evaluation indicates that a multi-year contract will result in an ultimate loss, additional amortisation is provided to recognise such loss in the current year. Such loss is reflected in Other expenses.

The costs of sports contracts entered into by Fox Broadcasting Company are recorded as an operating expense based on the ratio of each period's operating profits to estimated total operating profits. Estimates of total operating profits can change and, accordingly, are reviewed periodically and amortisation is adjusted as necessary. Such changes in the future could be material.

Projects in progress are carried at cost which consists of the cost of material, labour and appropriate overhead expenses.

Film costs include direct production, production overhead and capitalised interest costs, net of any allocated amounts received from outside investors. These costs, as well as participation and talent residuals, are amortised on an individual film basis in the ratio that the current year's gross revenues bears to management's estimate of total ultimate gross revenues from all sources. Marketing costs and development costs under term deals are expensed as incurred. Development costs for projects not produced after three years are written off.

Film costs are stated at the lower of unamortised cost or estimated fair value on an individual film or television series basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a motion picture or television production has a fair value that is less than its unamortised cost, a loss is recognised in the current year for the amount by which the unamortised cost exceeds the film or television production's fair value.

Filmed entertainment costs are classified as non-current assets to be consistent with United States generally accepted accounting principles. This provides comparability of the Group's financial position against its competitors.

**Recoverable amount**
Non-current assets are written down to the recoverable amount where the carrying value of a non-current asset exceeds its recoverable amount.

The recoverable amount of publishing rights, titles and television licences and goodwill has been determined by discounting the expected net cash inflows arising from their continued use or sale. Discounting has not been used to determine the recoverable amount of all other non-current assets.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

**Investment in associated entities**

The Group uses the equity method of accounting for its investments in associated entities. Under this method, investments in associated entities are initially recognised at cost of acquisition and the carrying value is subsequently adjusted for increases or decreases in the Group's share of post-acquisition results and reserves of each associated entity. Investments in associated entities are carried at the lower of the equity accounted amount and recoverable amount in the consolidated financial report.

Investments in associated entities are decreased by the amount of dividends received.

Associated entities include interests in non-controlled partnerships and joint venture entities.

**Property, plant and equipment**

Depreciation is provided for by a charge to the Statement of Financial Performance over the expected useful life of each class of asset. Leasehold land and buildings are amortised over the shorter of the period of the lease or the useful life of the asset.

The following are the main depreciation rates per annum used:

| | | | |
|---|---|---|---|
| Freehold buildings | 2% | - | 10% |
| Leasehold premises | 2% | - | 33% |
| Plant and equipment | 3% | - | 50% |
| Plant and equipment under lease | 10% | - | 40% |

**Publishing rights, titles and television licences**

As a creator and distributor of branded content, the Group has significant intangible assets including, television licences, newspaper mastheads, distribution networks, sport franchises, publishing rights and other copyright products and trademarks. These assets are stated at the lower of cost or recoverable amount. While television licences in the United States are renewable every five years, the Directors have no reason to believe that they will not be renewed. No amortisation is provided against these assets since, in the opinion of the Directors, the lives of the publishing rights, titles and television licences are indefinite.

The Group annually assesses the carrying amount of intangible assets to ensure that they are not carried at a value greater than their recoverable amount. This assessment is primarily based on the Group's estimate of maintainable earnings before interest, tax, depreciation and amortisation for each of its key business segments, and an appropriate market-based multiple.

**Goodwill**

Where the purchase consideration and incidental expenses exceed the fair value of the identifiable net assets acquired, the difference is assigned to goodwill and written off against operating income on a straight line basis over the period the benefits are expected to arise, but not exceeding twenty years.

**Developing businesses**

Costs incurred in the development of major new activities are capitalised until the operations are commenced on a commercial basis. At that point any readily identifiable intangibles, such as publishing rights, titles and licenses but not goodwill, are recorded at cost and accounted for in accordance with the relevant accounting policy. Any other costs are amortised over the period in which benefits are expected to be received. There were no material costs of this nature capitalised during the 2003 or 2002 fiscal years.

**Capitalisation of interest**

Interest cost on funds invested in major projects with substantial development and construction phases are capitalised until production or operations commence. Thereafter, the capitalised interest is amortised over the period in which benefits are expected to be received.

**Provisions**

Provisions are recognised when the Group has a legal, equitable or constructive obligation to make a future sacrifice of economic benefit to entities as a result of past transactions or other past events, when it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

**Employee Benefits**

Provision has been made for benefits accruing as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave, long service leave and post retirement benefits.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefit expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by the employees up to the reporting rate. In determining the present value of future cash outflows, such obligations have been discounted using the appropriate national government bond rates. Relevant on-costs have been included in the determination of employee benefits provisions.

The value of the equity based compensation scheme described in Note 25 is not being recognised in the Statement of Financial Performance.

In respect of the Group's defined benefit superannuation plans the Group recognises pension costs at the required levels of contributions made or actuarially determined.

**Income taxes**

The Group follows tax effect accounting procedures. Income tax expense is calculated on the accounting profit after adjusting for permanent differences. Future income tax benefits relating to tax losses are not recognised as an asset unless the benefit is virtually certain of being realised. Income taxes on cumulative timing differences are reflected in the Statement of Financial Position as future income tax benefit or deferred income tax liability at income tax rates expected to apply when the underlying timing differences reverse.

There is no present intention to remit to Australia the retained profits or reserves of foreign controlled entities or to realise revaluation surpluses through the sale of revalued assets. Accordingly, no provision has been made for withholding or other taxes that may become payable overseas or in Australia as a result of such remittance or realisation.

**Other revenues and expenses**

The Group discloses as Other revenues and Other expenses those transactions, the financial impact of which are included within profit (loss) from ordinary activities, that are considered significant by reason of their size, nature or effect on the Group's financial performance for the year. Other revenues and Other expenses related to transactions of the Group's associated entities are included in Net loss from associated entities. The term Other items includes both Other revenues and Other expenses.

**Foreign currencies**

Financial statements of self sustaining foreign controlled entities are translated using the current rate method whereby trading results are converted at the average rates of exchange for the year and assets and liabilities are converted at the closing rates on the period end date. Any exchange differences arising on the translation are taken directly to the foreign exchange fluctuation reserve.

All realised and unrealised gains or losses of a trading nature are brought to account within profit (loss) from ordinary activities.

The Group enters into limited forward foreign exchange contracts with the objective of protecting the Group against future adverse foreign exchange fluctuations. Exchange gains or losses on these contracts are brought to account within the profit (loss) from ordinary activities, except where they relate to specific commitments, whereby they are deferred until the commitment to sell or purchase is satisfied. Material foreign exchange contracts are disclosed in the financial statements.

**Dividends**

Dividends payable are recognised when their payment is determined by, and announced following, a meeting of the Board of Directors. This represents a change in policy over fiscal 2001 whereby dividends were accrued at year end, even though determined by the Board of Directors at a later date. This change in accounting policy was not material to the financial statements.

**Classification of expenses**

Expenses are classified according to their function, as this is considered to be the most relevant information about the Group's financial performance. The various functions of the Group are considered to align with the segments in which the Group operates.

# Notes to and forming part of the Full Financial Report



**Earnings per share ("EPS")**

As the Group has two classes of ordinary shares (ordinary shares and preferred limited voting ordinary shares). EPS is computed individually for each class of ordinary share in accordance with the requirements of AASB 1027 "Earnings per Share". Net profit (loss) attributable to members of the parent entity is apportioned to both ordinary shareholders and preferred limited voting ordinary shareholders in the ratio of 1 to 1.2, respectively, in accordance with the rights of the shareholders as described in the Company's Constitution. In order to give effect to this apportionment when determining EPS, the weighted average preferred limited voting ordinary share is increased by 20% (the "Adjusted Preferred") and is then compared to the sum of the weighted average ordinary shares and the weighted average Adjusted Preferred. The resulting percentage is then applied to the Net profit (loss) attributable to members of the parent entity to determine the apportionment for the preferred limited voting ordinary shareholder with the balance attributable to the ordinary shareholder.

Basic EPS is calculated as net profit or loss attributable to members of the parent entity, adjusted for dividends on perpetual preference shares, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit or loss attributable to members of the parent entity, adjusted (a) for dividends on perpetual preference shares, (b) for the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses, and (c) for other non-discretionary changes in revenue or expenses during the period that would result from dilution of potential ordinary shares, divided by the weighted average number of ordinary and dilutive potential ordinary shares, adjusted for any bonus element.

**Financial Instruments**

Terms and conditions of material financial instruments are disclosed in the following notes. Unless otherwise stated, financial instruments, including trade receivables and trade payables, are carried at historic cost. The fair value of interest bearing liabilities is disclosed in Note 21. The fair value of all other financial instruments is not materially different from their carrying value.

The fair value of financial instruments, including investments and borrowings, is generally determined by reference to market values resulting from trading on national securities exchanges. In cases where quoted market prices are not available, fair value is based on the present value of estimated future cash flows or other valuation techniques.

**Reserves**

(i) Asset Revaluation: represents excess in asset values over book values at the date assets were historically revalued. No revaluations have been made since 1990. In the 2001 fiscal year, in accordance with AASB 1041 "Revaluation of Non-Current Assets", land and buildings previously carried at valuation were deemed to a cost basis of measurement. As such no further revaluations will be booked by the Group.

(ii) Foreign Exchange Fluctuation: refer Foreign Currencies above

(iii) Associated Entities: represents the Group's share of post acquisition retained earnings and reserves of companies accounted for under the equity method and are not available for distribution until they are received as dividends.

**Use of Estimates**

The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expense during the reporting period. The Group uses significant estimates in determining the amortisation of filmed entertainment costs and programming contracts. Because of the use of estimates inherent in the financial reporting process, especially for companies with significant segments in the entertainment business, actual results could differ from those estimates. These differences could be material.

**Rounding of Accounts**

The accounts have been rounded to the nearest million Australian dollars unless otherwise stated.

**Fiscal Year**

The Group maintains a 52-53 week fiscal year ending on the Sunday nearest to 30 June. Fiscal years 2001 through 2003 comprised 52 week periods.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 2 Business and geographic segment data

**Business Segments**

| | | Consolidated 2003 A$ million | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Note | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| Sales revenue | | 7,689 | 8,162 | 3,891 | 340 | 1,583 | 4,659 | 1,992 | 1,597 | | 29,913 |
| Operating expenses | | (6,590) | (6,703) | (3,155) | (444) | (1,145) | (3,973) | (1,765) | (1,786) | | (25,561) |
| Operating income | | 1,099 | 1,459 | 736 | (104) | 438 | 686 | 227 | (189) | | 4,352 |
| Net profit (loss) from associated entities before other items | 5 | 13 | (33) | 40 | (279) | | 70 | | 30 | | (159) |
| Net borrowing costs | | | | | | | | | | (791) | (791) |
| Dividend on exchangeable securities | | | | | | | | | | (94) | (94) |
| Income tax expense before other items | | | | | | | | | | (989) | (989) |
| Outside equity interest before other items | 9 | | | | | | | | | (421) | (421) |
| Profit before other items | | | | | | | | | | | 1,898 |
| Other revenues before income tax | 6 | | 47 | | | | | | 632 | | 679 |
| Other expenses before income tax | 6 | | (69) | | (21) | | | | (967) | | (1,057) |
| Income tax expense on other items | 6 | | | | | | | | | 215 | 215 |
| Net (loss) profit from associate other items | 5 | | | | (162) | | 257 | | (25) | | 70 |
| Outside equity interest on other items | 9 | | | | | | | | | 3 | 3 |
| Net profit (loss) attributable to members of the parent entity | | 1,112 | 1,404 | 776 | (566) | 438 | 1,013 | 227 | (519) | (2,077) | 1,808 |

| | | Consolidated 2002 A$ million | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Note | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| Sales revenue | | 7,714 | 8,160 | 3,569 | | 1,650 | 4,604 | 2,059 | 1,258 | | 29,014 |
| Operating expenses | | (6,810) | (7,287) | (3,189) | | (1,202) | (3,782) | (1,835) | (1,367) | | (25,472) |
| Operating income | | 904 | 873 | 380 | | 448 | 822 | 224 | (109) | | 3,542 |
| Net (loss) profit from associated entities before other items | 5 | (23) | (97) | (82) | (342) | | 47 | | 183 | | (314) |
| Net borrowing costs | | | | | | | | | | (1,000) | (1,000) |
| Dividend on exchangeable securities | | | | | | | | | | (93) | (93) |
| Income tax expense before other items | | | | | | | | | | (640) | (640) |
| Outside equity interest before other items | 9 | | | | | | | | | (278) | (278) |
| Profit before other items | | | | | | | | | | | 1,217 |
| Other revenues before income tax | 6 | | | 4,234 | | | | | 1,393 | | 5,627 |
| Other expenses before income tax | 6 | | (1,240) | (1,689) | | | | | (14,672) | | (17,601) |
| Income tax expense on other items | 6 | | | | | | | | | (15) | (15) |
| Net loss from associate other items | 5 | | | (50) | (1,045) | | (25) | | | | (1,120) |
| Outside equity interest on other items | 9 | | | | | | | | | (70) | (70) |
| Net profit (loss) attributable to members of the parent entity | | 881 | (464) | 2,793 | (1,387) | 448 | 844 | 224 | (13,205) | (2,096) | (11,962) |

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 2 Business and geographic segment data (continued)

**Business Segments**

| | | Consolidated 2001 A$ million | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Note | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| Sales revenue | | 6,795 | 6,838 | 2,696 | | 1,675 | 4,600 | 1,907 | 1,067 | | 25,578 |
| Operating expenses | | (6,308) | (5,831) | (2,499) | | (1,238) | (3,696) | (1,702) | (1,211) | | (22,485) |
| Operating income | | 487 | 1,007 | 197 | | 437 | 904 | 205 | (144) | | 3,093 |
| Net (loss) profit from associated entities before other items | 5 | (36) | (61) | 15 | (247) | | 34 | | 133 | | (162) |
| Net borrowing costs | | | | | | | | | | (935) | (935) |
| Dividend on exchangeable securities | | | | | | | | | | (90) | (90) |
| Income tax expense before other items | | | | | | | | | | (428) | (428) |
| Outside equity interest before other items | 9 | | | | | | | | | (196) | (196) |
| Profit before change in accounting policy and other items | | | | | | | | | | | 1,282 |
| Other revenues before income tax | 6 | | 723 | 1,213 | | | | | 1,399 | | 3,335 |
| Other expenses before income tax | 6 | | (888) | (1,111) | | (68) | | | (2,542) | | (4,609) |
| Income tax expense on other items | 6 | | | | | | | | | 19 | 19 |
| Net loss from associate other items | 5 | | | | (78) | | (9) | | | | (87) |
| Change in accounting policy | 7 | (1,107) | | | | | | | | | (1,107) |
| Income tax benefit on change in accounting policy | | | | | | | | | | 421 | 421 |
| Net (loss) profit attributable to members of the parent entity | | (656) | 781 | 314 | (325) | 369 | 929 | 205 | (1,154) | (1,209) | (746) |

Intersegment revenues generated primarily by the Filmed Entertainment segment of $1,127 million (2002 $1,484 million, 2001 $843 million) have been eliminated on consolidation within the Filmed Entertainment segment. Intersegment operating (losses) profits generated primarily by the Filmed Entertainment segment of ($23 million) (2002 $76 million, 2001 $24 million) have been eliminated on consolidation within the Filmed Entertainment segment.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 2 Business and geographic segment data (continued)

**Business Segments**

| | Consolidated 2003 A$ million | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Note | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| **Assets** | | | | | | | | | | | |
| Investments in associated entities | | 99 | 9 | 2,585 | 1,124 | | 590 | | 1,119 | | 5,526 |
| Segment assets | | 6,468 | 19,888 | 9,016 | 3,559 | 2,181 | 7,695 | 2,927 | 1,848 | | 53,582 |
| Corporate assets | | | | | | | | | | 8,639 | 8,639 |
| Total assets | | 6,567 | 19,897 | 11,601 | 4,683 | 2,181 | 8,285 | 2,927 | 2,967 | 8,639 | 67,747 |
| **Liabilities** | | | | | | | | | | | |
| Segment liabilities | | 3,618 | 3,968 | 807 | 1,415 | 483 | 591 | 759 | 1,492 | | 13,133 |
| Corporate liabilities | | | | | | | | | | 15,893 | 15,893 |
| Total liabilities | | 3,618 | 3,968 | 807 | 1,415 | 483 | 591 | 759 | 1,492 | 15,893 | 29,026 |
| Acquisition of assets | | 20 | 1,066 | 123 | 2,052 | 3 | 93 | 8 | 228 | | 3,593 |
| Depreciation and amortisation | 4 | 129 | 177 | 73 | 44 | 11 | 225 | 9 | 108 | | 776 |
| Other non-cash expenses | | | 69 | | 21 | | | | 821 | | 911 |

| | Consolidated 2002 A$ million | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Note | Filmed Entertainment | Television | Cable Network Programming | Direct Broadcast Satellite Television | Magazines & Inserts | Newspapers | Book Publishing | Other | Unallocated | Total |
| **Assets** | | | | | | | | | | | |
| Investments in associated entities | | 79 | 183 | 2,826 | 1,579 | | 403 | | 1,805 | | 6,875 |
| Segment assets | | 7,380 | 22,864 | 10,627 | | 2,527 | 8,249 | 3,037 | 1,745 | | 56,429 |
| Corporate assets | | | | | | | | | | 8,137 | 8,137 |
| Total assets | | 7,459 | 23,047 | 13,453 | 1,579 | 2,527 | 8,652 | 3,037 | 3,550 | 8,137 | 71,441 |
| **Liabilities** | | | | | | | | | | | |
| Segment liabilities | | 4,209 | 4,965 | 1,146 | | 488 | 755 | 630 | 1,367 | | 13,560 |
| Corporate liabilities | | | | | | | | | | 18,413 | 18,413 |
| Total liabilities | | 4,209 | 4,965 | 1,146 | | 488 | 755 | 630 | 1,367 | 18,413 | 31,973 |
| Acquisition of assets | | 103 | 5,473 | 1,546 | | 9 | 197 | 10 | 242 | | 7,580 |
| Depreciation and amortisation | 4 | 131 | 193 | 82 | | 13 | 225 | 15 | 90 | | 749 |
| Other non-cash expenses | | | 1,238 | 1,683 | | 12 | | | 14,457 | | 17,390 |

## ➤ NOTE 2 Business and geographic segment data (continued)

**Geographic Segments**

| | Consolidated 2003 A$ million | | | | |
|---|---|---|---|---|---|
| | USA | Europe | Aust | Unallocated | Total |
| Sales revenue | 22,689 | 4,713 | 2,511 | | 29,913 |
| Net (loss) profit from associated entities before other items | (64) | (155) | 60 | | (159) |
| Other revenues before income tax | 516 | 116 | 47 | | 679 |
| Net (loss) profit from associate Other items | (246) | 59 | 257 | | 70 |
| Assets | | | | | |
| Investment in associated entities | 3,479 | 360 | 1,687 | | 5,526 |
| Segment assets | 38,794 | 10,091 | 4,697 | | 53,582 |
| Corporate assets | | | | 8,639 | 8,639 |
| Total assets | 42,273 | 10,451 | 6,384 | 8,639 | 67,747 |
| Acquisition of assets | 1,189 | 2,306 | 98 | | 3,593 |

| | Consolidated 2002 A$ million | | | | |
|---|---|---|---|---|---|
| | USA | Europe | Aust | Unallocated | Total |
| Sales revenue | 22,194 | 4,418 | 2,402 | | 29,014 |
| Net (loss) profit from associated entities before other items | (222) | (113) | 21 | | (314) |
| Other revenues before income tax | 5,579 | | 48 | | 5,627 |
| Net loss from associate Other items | (50) | (1,045) | (25) | | (1,120) |
| Assets | | | | | |
| Investment in associated entities | 4,456 | 671 | 1,748 | | 6,875 |
| Segment assets | 44,035 | 7,247 | 5,147 | | 56,429 |
| Corporate assets | | | | 8,137 | 8,137 |
| Total assets | 48,491 | 7,918 | 6,895 | 8,137 | 71,441 |
| Acquisition of assets | 7,259 | 202 | 119 | | 7,580 |

| | Consolidated 2001 A$ million | | | | |
|---|---|---|---|---|---|
| | USA | Europe | Aust | Unallocated | Total |
| Sales revenue | 19,094 | 4,185 | 2,299 | | 25,578 |
| Net (loss) from associated entities before other items | (85) | (73) | (4) | | (162) |
| Other revenues before income tax | 2,330 | 973 | 32 | | 3,335 |

In April 2003, the Group and Telecom Italia completed the previously announced acquisition of Telepiu, S.p.A. ("Telepiu") from Vivendi Universal. Telepiu has been merged with Stream S.p.A ("Stream"), and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group's Statement of Financial Performance from 30 April, 2003, the date of acquisition, and are presented in a new segment, Direct Broadcast Satellite Television. Prior year segment disclosure, including investments in associated entities, has been reclassified, as appropriate, to conform to this new presentation.

Total segment revenue per AASB 1005 "Segment Reporting" is the addition of Sales revenue, Net profit (loss) from associated entities before Other items, Other revenues before income tax and Net profit (loss) from associate Other items.

Sales are grouped based on country of origin. There were no material intersegment sales between geographic areas.

Aust stands for Australasia and comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |

## ➤ NOTE 3 Sales revenue

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Sales revenue** | | | |
| Rendering of services | 29,913 | 29,014 | 25,578 |

## ➤ NOTE 4 Revenue and expense items

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Operating income is arrived at after charging: | | | |
| Loss on sale of property, plant and equipment | 16 | 14 | 45 |
| Operating lease rentals and rent | 377 | 379 | 323 |
| Trade debts written off | 141 | 161 | 79 |
| Net charge to provisions for: | | | |
| Doubtful debts and rebates | 288 | 286 | 151 |
| Other | 74 | 39 | 70 |
| *Depreciation and amortisation* | | | |
| Goodwill | 79 | 64 | 53 |
| Property, plant and equipment | 644 | 640 | 608 |
| Leased assets | 53 | 45 | 45 |
| | 776 | 749 | 706 |

| **Auditors' remuneration** | A$'000 | A$'000 | A$'000 |
|---|---|---|---|
| Amounts paid or payable for auditing the accounts of the parent entity and certain controlled entities: | | | |
| *Service provider* | | | |
| Ernst & Young | 13,994 | 9,070 | |
| Arthur Andersen | | 5,251 | 12,976 |
| Other auditors | 404 | 231 | 413 |
| | 14,398 | 14,552 | 13,389 |
| Amounts paid or payable for other services: | | | |
| *Service provider* | | | |
| Ernst & Young | 18,090 | 7,384 | 7,598 |
| Arthur Andersen | | 9,643 | 34,294 |
| Other auditors | 8,048 | 324 | 1,198 |
| | 26,138 | 17,351 | 43,090 |

## ➤ NOTE 4 Revenue and expense items (continued)

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |
| **Net borrowing costs** | | | |
| Interest expense: | | | |
| Unrelated entities | (1,000) | (1,291) | (1,268) |
| Interest income: | | | |
| Unrelated entities | 202 | 253 | 251 |
| Associated entities (a) | 7 | 38 | 82 |
| | 209 | 291 | 333 |
| Dividends paid on exchangeable securities | (94) | (93) | (90) |
| Interest capitalised: | | | |
| Property, plant and equipment and other assets | | | 66 |
| Film inventories | 45 | 42 | 49 |
| | 45 | 42 | 115 |
| Amortisation of capitalised interest | (60) | (67) | (55) |

(a) Includes $5 million (2002 $10 million, 2001 $12 million) interest income received from Queensland Press Pty. Limited in relation to a subordinated unsecured loan facility provided by the Group as described in Note 30. This loan was repaid in full during fiscal 2003.

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |

## ➤ NOTE 5 Associated entities

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| The Group's share of the profit (loss) after income tax of its associated entities consist principally of | | | |
| British Sky Broadcasting Group plc | 132 | (51) | (76) |
| Stream, S.p.A (a) | (294) | (66) | |
| Sky Latin America | | | |
| Sky Brasil (formerly Net Sat Servicos Ltda) | (56) | (120) | (101) |
| Innova, S.de R.L de C.V. (Mexico) | (37) | (92) | (52) |
| Other | (41) | (78) | (63) |
| Fox Sports Cable Networks | 44 | 33 | 89 |
| FOXTEL | (15) | (15) | (11) |
| ESPN Star Sports | 3 | (11) | (23) |
| Other associated entities | 105 | 86 | 75 |
| | (159) | (314) | (162) |
| Other items after income tax (b) | 70 | (1,120) | (87) |
| Net loss from associated entities | (89) | (1,434) | (249) |
| Net loss from associated entities comprises: | | | |
| Attributable to joint venture entities | (316) | (126) | (105) |
| Attributable to other associated entities | 227 | (1,308) | (144) |
| Net loss from associated entities | (89) | (1,434) | (249) |
| Net loss from associated entities comprises: | | | |
| Loss before income tax | (62) | (1,388) | (226) |
| Income tax | (27) | (46) | (23) |
| Net loss from associated entities | (89) | (1,434) | (249) |

(a) In April 2003, the Group acquired a controlling interest in Stream S.p.A ("Stream"), which concurrently acquired all of the outstanding stock of Telepiu, S.p.A ("Telepiu"), a majority-owned subsidiary of Vivendi Universal and Stream's only direct competitor in the Direct Broadcast Satellite Television business in Italy. The aggregate consideration paid for Telepiu consisted of €438 million ($711 million) in cash and the assumption of €350 million ($602 million) in indebtedness. The excess purchase price over the fair value of the net assets acquired of $1,524 million is reported within publishing rights, titles and television licences.

Telepiu has been merged with Stream, and the combined platform has been renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia. The results of SKY Italia have been included in the Group's Consolidated Statement of Financial Performance from 30 April, 2003, the date of acquisition, and is presented in a new segment, Direct Broadcast Satellite Television. As a result of the acquisition, commencing 30 April, 2003, the Group ceased to equity account its share of Stream's results.

(b) The 2003 Other items primarily reflect the Group's share of a gain arising from the sale of the publishing assets of Independent Newspapers Limited, a New Zealand media company. This is partially offset by a charge to reflect the permanent diminution of the assets of Sky Multi-Country Partners, a Latin American DTH platform, due to the sustained losses of the platform and the decision of the partners to limit future financial support of this business.

The 2002 Other items primarily represents the Group's equity accounted share of the write off by its associate British Sky Broadcasting Group plc ("BSkyB") of its investment in KirchPayTV.

At 30 June, 2002, the Group's investment in BSkyB was recorded at zero, and as a result the Group ceased to equity account its share of BSkyB's results. In fiscal 2002, the Group did not record $135 million of its share of BSkyB's losses. Subsequently, the Group recommenced equity accounting its share of BSkyB's results from 11 November, 2002 after not recording $135 million of its share of BSkyB's profit.

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |

## NOTE 6 Other items

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| The profit (loss) from ordinary activities before tax includes the following Other items whose disclosure is relevant in explaining the financial performance of the Group | | | |
| Disposal of interests in subsidiaries (a) | 504 | | |
| Sale of Fox Family Worldwide (b) | | 2,323 | |
| Sale of Echostar shares (c) | | 468 | 415 |
| Sale of Outdoor Life (d) | | 271 | |
| Sale of The Golf Channel (e) | | | 476 |
| Sale of TM3 (f) | | | 18 |
| Write down of investment in Gemstar (g) | (551) | (11,138) | |
| Write down of investment in Knowledge Enterprises (h) | (158) | | |
| Early extinguishment of debt (i) | (143) | (191) | |
| Write down of sports rights (j) | | (1,861) | |
| Write down of investment in Stream (k) | | (590) | |
| Write down of investment in KirchMedia (l) | | (460) | |
| Office closure costs and other | | (40) | (258) |
| Write down of investment in One.Tel (m) | | | (576) |
| Healtheon/WebMD transaction restructure, net (n) | | | (426) |
| Disposal and write down of other non-current assets (o) | (30) | (756) | (923) |
| | (378) | (11,974) | (1,274) |
| Income tax benefit (expense) attributable to Other items | 215 | (15) | 19 |
| Other loss after tax | (163) | (11,989) | (1,255) |
| Other loss after tax comprises: | | | |
| Other revenues before income tax | 679 | 5,627 | 3,335 |
| Other expenses before income tax | (1,057) | (17,601) | (4,609) |
| Income tax benefit (expense) attributable to Other items | 215 | (15) | 19 |
| | (163) | (11,989) | (1,255) |

(a) Primarily relates to the sale by Fox Entertainment Group ("FEG"), a subsidiary of the Group, of 50 million shares of its Class A Common Stock for net proceeds of approximately US$1.2 billion ($1.8 billion). Upon consummation of the offering, in November 2002, the Group's equity and voting interest in FEG decreased from 85.32% and 97.84% to 80.58% and 97%, respectively. The resulting gain has been recorded as Other revenue.

(b) In October 2001, a subsidiary of the Group, Fox Broadcasting Company ("FOX"), Haim Saban and the other shareholders of Fox Family Worldwide, Inc. ("FFW"), sold FFW to The Walt Disney Company ("Disney") for total consideration of approximately $10.3 billion (including the assumption of certain debt), of which approximately $3.2 billion was in consideration of the Group's interest in FFW. As a result of this transaction, the Group recognised a gain on sale of $2,323 million. In addition, the Group sublicensed certain post-season Major League Baseball ("MLB") games through the 2006 MLB season to Disney for aggregate consideration of approximately $1.2 billion, payable over the entire period of the sublicense.

(c) During fiscal 2002 and 2001, the Group sold its investment in EchoStar Communications Corporation for total consideration of $1,312 million and $635 million and recorded a gain on the sale of $468 million and $415 million, respectively.

(d) On 25 July, 2001, as a result of the exercise of rights by existing shareholders, FEG acquired 50.23% of Outdoor Life Network, LLC ("Outdoor Life") for approximately $608 million. This acquisition resulted in FEG owning 83.18% of Outdoor Life.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 6 Other items (continued)

On 23 August, 2001, a shareholder of Outdoor Life exercised its option to acquire FEG's ownership interest in Outdoor Life for $977 million in cash. Upon the closing of the sale, the Group recognised a gain of $271 million.

(e) In June 2001, the Group sold its 31% interest in The Golf Channel for total consideration of approximately $695 million, of which $676 million was received in cash during fiscal 2001. The Group recorded a gain on the sale of $476 million in relation to this transaction.

(f) In March 2000, News Germany Television Holdings Gmbh, a subsidiary of the Group, purchased a 34% interest in TM3 KG and TM3 Gmbh (to increase its holdings to 100%) for total consideration of $301.4 million. In January 2001, the Group agreed to sell TM3 to KirchMedia for cash consideration of $265 million and $427 million in newly issued shares of KirchMedia. The Group based its valuation of the KirchMedia shares on three different factors: (i) previous equity transactions that KirchMedia had entered into with other investors, (ii) a required minimum cash payment of $427 million if KirchMedia did not issue such shares, and (iii) the put option the Group received over its KirchMedia shares from KirchMedia's parent in the amount of $427 million. The Group recorded a gain on this sale of approximately $18 million.

(g) In July 2000, TV Guide, Inc. ("TVG") completed a merger with Gemstar International Group Limited ("Gemstar") pursuant to which TVG became a wholly-owned subsidiary of Gemstar which was renamed Gemstar-TV Guide International, Inc. ("Gemstar – TV Guide"). The Group's ownership of the merged entity at July 2000 was 21.38%. In May 2001, the Group acquired 80% of Liberty's 21.3% interest in Gemstar-TV Guide in exchange for 121.5 million ADRs representing 486 million preferred limited voting ordinary shares of the Group. The acquisition by the Group of a further interest in Gemstar-TV Guide through the issuance of preferred shares was a non-cash transaction, with investments and contributed equity increasing by $7,920 million. In December 2001, the Group acquired the remaining 20% of Liberty's interest in Gemstar-TV Guide in exchange for 28.8 million ADRs of the Group representing 115.2 million preferred limited voting ordinary shares valued at $1,407 million. This acquisition was a non-cash transaction, with investments and contributed equity increasing by $1,407 million. As a result of this transaction, the Group's ownership interest in Gemstar-TV Guide increased to 42.6% (42.9% at 30 June, 2002). As at 30 June, 2002, the Group owned 175 million shares in Gemstar-TV Guide and recorded a charge to reflect the permanent impairment in carrying value of $11.1 billion. The charge was determined by reference to Gemstar-TV Guide's share price at 28 June, 2002 of US$5.39 ($9.56) per share. During fiscal 2003, Gemstar-TV Guide's market value continued to decline and the Group considered several factors to determine if an additional charge was required. As a result of this review, the Group recorded a $551 million charge to reduce the carrying value of the investment in Gemstar-TV Guide to US$3.75 ($6.66) per share to reflect a permanent decline in value.

(h) In fiscal 2003, the Group recorded an impairment charge of $158 million related to the Group's carrying value of its investment in Knowledge Enterprises, Inc. ("Knowledge Enterprises"). The charge was based on Knowledge Enterprises' recent equity rights offering and reflects the estimated recoverable value of this investment.

(i) During fiscal 2002, the Group extinguished a substantial portion of debt owing on 10 1/8% Senior Debentures due in October 2012 and on 8 5/8% Senior Notes due February 2003. The Group recognised a loss of $64 million and $47 million respectively due to the early extinguishment of debt. In June 2002 the Group and Fox Sports Networks, LLC, an indirect subsidiary of the Group, irrevocably called for the redemption of all outstanding 8.875% Senior Notes due August 2007 and the 9.75% Senior Discount Notes due August 2007. The Group recognised a loss of $80 million on the irrevocable early extinguishment of the debt. The redemption was completed in August 2002. In March 2003, the Group purchased approximately 74% of its outstanding US$500 million aggregate principal 8 1/2% Senior Notes due February 2005 at a premium, plus accrued interest. The Group recognised a loss of US$45 million ($76 million) on the early redemption of the 8 1/2% Senior Notes which is included within Other expenses in the Statement of Financial Performance. Also in March 2003, 8,247,953 Trust Originated Preferred Securities ("TOPrS") were redeemed by the Group using proceeds from the issuance of Beneficial Unsecured Exchangeable Securities ("BUCS"). The Group recognised a loss of US$37 million ($64 million) on early redemption of the TOPrS (including the write off of deferred issuance costs) which is included within Other expenses in the Statement of Financial Performance.

## ➤ NOTE 6 Other items (continued)

(j) As a result of the downturn in sports related advertising during fiscal 2002, together with the reduction in long term forecast advertising growth rates, in accordance with the Group's accounting policies, the Directors re-evaluated the recoverability of the costs of certain sports contracts, principally in the United States. Accordingly, the Group recorded a one-time Other expense of $1,861 million relating to National Football League ($753 million), NASCAR ($578 million), Major League Baseball ($437 million) and non-US Cricket programming rights ($93 million).

(k) Stream was a satellite pay-TV provider in Italy. During fiscal 2002, the Group wrote down its investment in Stream by $590 million to an amount considered by the Directors to be the recoverable amount at 30 June, 2002.

(l) During fiscal 2002, given the financial uncertainties surrounding KirchPayTV and its parent Kirch Gruppe, the Group recognised a charge of $460 million to fully write down its investment in KirchMedia.

(m) In May 2001, the Group became aware of serious financial problems at One.Tel Limited, an Australian telecommunications company in which the Group owns approximately 24% of the outstanding equity. Upon completion of One.Tel's auditors' review of its financial condition in late May 2001, One.Tel was placed in administration. The carrying value of the investment in One.Tel has been fully written down due to the liquidation of its operations.

(n) As a result of the restructure of the Group's investment in Healtheon/WebMD ("WebMD") in fiscal 2001, the Group swapped out of its preferred stock investment and recognised an impairment loss on its remaining common stock interest in WebMD. In exchange for the preferred stock the Group received the ownership interest in The Health Network ("THN"), warrants to purchase additional common stock in WebMD, a reduction in its obligation to provide future media services to and license content from WebMD and the elimination of future funding commitments to an international joint venture. The Group recorded a non-cash charge of $426 million related to this restructuring. The Group subsequently sold its interest in THN for consideration valued at $433 million.

(o) During fiscal 2001, the Group wrote down certain of its non-current assets, in particular its investment in Zee Telefilms Limited ("ZTL") and certain new media assets. During fiscal 2002, the Group wrote down certain non-current assets, mainly interactive, media and sporting assets, to their recoverable amount. The Group also disposed of various non-current assets for an aggregate consideration of $96 million. During that year the Group also settled certain liabilities owing to MCI Communications Corporation, including accrued interest, of US$1,017 million ($1,926 million) for US$930 million ($1,760 million), consisting of 121.2 million preferred limited voting ordinary shares valued at US$680 million ($1,288 million) and US$250 million ($473 million) in cash. The Group recognised a gain of $166 million on the settlement. During fiscal 2003, the Group disposed of certain interactive and music related assets for aggregate consideration of $175 million, and also wrote down certain other sporting and television assets. The 30 June, 2003 amount also includes a provision for an arbitration award that was issued in favour of PanAmSat International Systems against the Group. The Group disagrees with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the two parties, intends to appeal the award.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |

## ➤ NOTE 7 Change in accounting policy

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Change in accounting policy before tax | | | (1,107) |

At the beginning of the 2001 financial year, the Group changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalised and expensed over time, are now expensed as incurred. All motion picture and television production costs are reflected as non-current assets. This change in accounting policy provides better comparability of the Group's results against its competitors and has also ensured continued consistency with United States generally accepted accounting principles for producers and distributors of films. The net impact of this change in accounting policy net of outside equity interest was a one-off pre-tax charge to profit of $1,107 million with an associated tax benefit of $421 million in fiscal 2001. The effect of this change on the 2001 fiscal year was a reduction in net profit attributable to members of the parent entity of $686 million and a corresponding reduction in the carrying value of inventory of $1,338 million, a reduction in tax liabilities of $509 million and in outside equity interest of $143 million.

## ➤ NOTE 8 Income tax expense

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Profit (loss) from ordinary activities before income tax | 3,000 | (10,959) | (562) |
| Less net loss from associated entities | (89) | (1,434) | (249) |
| | 3,089 | (9,525) | (313) |
| Prima facie tax (expense) benefit at 30% (2001 34%) | (927) | 2,858 | 106 |
| Income tax (expense) benefit | (774) | (655) | 12 |
| Difference | (153) | 3,513 | 94 |
| Difference due to: | | | |
| Different tax rates applicable in countries other than Australia | 26 | (847) | 43 |
| Dividends on which tax is rebateable | (5) | (4) | (12) |
| Capital items (a) | (48) | 4,503 | 305 |
| Investment and capital allowances | (101) | (145) | (112) |
| Other permanent differences between accounting and tax profit | (25) | 27 | (9) |
| Reduction in current year income tax expense due to tax losses not recorded in prior years | | (53) | (138) |
| Current year losses not reflected in income tax expense | | 32 | 17 |
| | (153) | 3,513 | 94 |

(a) Amount for the year ended 30 June, 2002 principally relates to the write down of the Group's investment in Gemstar-TV Guide for which a capital loss benefit has not been recorded.

As at 30 June, 2003, the Group has unrecouped income tax losses available to offset against future years' taxable income. There are no material losses not brought to account. The benefit of losses brought to account is recognised against deferred income tax liability (Note 23).

There is no material impact upon the Group's tax expense for the year ended 30 June, 2003 or deferred tax balances at 30 June, 2003 arising from the Australian Government's Tax Consolidation legislation.

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |
| **NOTE 9 Outside equity interest** | | | |
| Outside equity interest before other items | (421) | (278) | (196) |
| Outside equity interest on other items | 3 | (70) | |
| | (418) | (348) | (196) |

## NOTE 10 Dividends

Dividends declared and proposed during the year:

| *Class of Shares* | *Dividend per share Interim* | *Dividend per share Final* | *Franking* | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| Ordinary | 1.5 cents | 1.5 cents | Unfranked | 63 | 31 | 31 |
| Ordinary | 1.5 cents | | 50% franked at 34% tax rate | | | 31 |
| Preferred limited voting ordinary | 3.75 cents | 3.75 cents | Unfranked | 241 | 120 | 111 |
| Preferred limited voting ordinary | 3.75 cents | | 50% franked at 34% tax rate | | | 81 |
| Perpetual preference | (a) | | Unfranked | 47 | 52 | 51 |
| | | | | 351 | 203 | 305 |

(a) Adjustable rate cumulative preference dividends as described in Note 25 (b).

For full payment details of the above mentioned dividends refer to Directors' Report on page 53 of the Concise Report.

On 13 August, 2003, the Directors of The News Corporation Limited recommended the payment on 15 October, 2003 of a final unfranked dividend of 1.5 cents per ordinary share and 3.75 cents per preferred limited voting ordinary share on the issued shares at 12 September, 2003, the entitlement date for the final dividend. The final dividend has not been provided for in the financial statements, in accordance with the Group's accounting policy, as the dividend was not declared and announced by the Directors prior to 30 June, 2003.

As at 30 June, 2003 the balance of the franking account of the parent entity adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of the above dividends, is $0.5 million (2002 $0.5 million, 2001 $0.5 million) on a grossed up basis.

| | Consolidated 2003 | 2002 | 2001 |
|---|---|---|---|

## ➤ NOTE 11 Earnings per share

The following are various earnings per share calculations:

| Earnings per share on net profit (loss) attributable to members of the parent entity | 2003 | 2002 | 2001 |
|---|---|---|---|
| *Basic* | | | |
| Ordinary shares | $0.307 | $(2.170) | $(0.174) |
| Preferred limited voting ordinary shares | $0.368 | $(2.604) | $(0.209) |
| Ordinary and preferred limited voting ordinary shares | $0.344 | $(2.431) | $(0.192) |
| *Diluted* | | | |
| Ordinary shares | $0.305 | $(2.170) | $(0.174) |
| Preferred limited voting ordinary shares | $0.366 | $(2.604) | $(0.209) |
| Ordinary and preferred limited voting ordinary shares | $0.342 | $(2.431) | $(0.192) |

| | 2003 | | | 2002 | | | 2001 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Ordinary | Preferred Millions | Total | Ordinary | Preferred Millions | Total | Ordinary | Preferred Millions | Total |
| **Diluted** | | | | | | | | | |
| *Denominator* | | | | | | | | | |
| Weighted average number of shares | 1,964 | 3,181 | 5,145 | 1,962 | 2,979 | 4,941 | 1,924 | 2,217 | 4,141 |
| *Rollforward of outstanding shares* | | | | | | | | | |
| Balance as at 30 June | 2,097 | 3,230 | 5,327 | 2,094 | 3,209 | 5,303 | 2,092 | 2,661 | 4,753 |
| Exercise/conversion of potential shares | | | | | | | | 1 | 1 |
| Shares issued with respect to Chris-Craft acquisition | | | | | | | | 275 | 275 |
| Balance as at report date | 2,097 | 3,230 | 5,327 | 2,094 | 3,209 | 5,303 | 2,092 | 2,937 | 5,029 |
| | $A million | | | $A million | | | $A million | | |
| *Numerator* – Earnings result | 598 | 1,163 | 1,761 | (4,258) | (7,756) | (12,014) | (334) | (463) | (797) |
| *Reconciliation to Net profit (loss) from ordinary activities after tax* | | | | | | | | | |
| Numerator | | | 1,761 | | | (12,014) | | | (797) |
| Outside equity interest | | | 418 | | | 348 | | | 196 |
| Dividends on preference shares | | | 47 | | | 52 | | | 51 |
| Net profit (loss) from ordinary activities after tax | | | 2,226 | | | (11,614) | | | (550) |

As at June 2003 there are 30 million dilutive potential shares, the majority of which relate to preferred limited voting ordinary shares. These dilutive potential shares relate to the various option plans described in Note 25. The denominator used in the basic earnings per share calculation is 5,115 million.

As at June 2002 and 2001 basic and diluted earnings per share calculations were the same as all potential shares were anti-dilutive when calculated in accordance with AASB 1027 "Earnings per Share".

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 12 Remuneration of Directors and Executives

**Directors**

The Directors of The News Corporation Limited who received, or were due to receive, remuneration (including bonuses, retirement payments, salaries and share options), directly or indirectly from the Group or a related party, as shown in the following bands, were as presented below. Share options have been valued using the Black-Scholes Option Pricing Model at the date of grant. As of 30 June, 2003, substantially all of the Executive Directors' share options have exercise prices in excess of the actual share price.

| $ | 2003 | 2002 |
|---|---|---|
| 60,000 - 69,999 | 1 | |
| 70,000 - 79,999 | | 1 |
| 110,000 - 119,999 | | 1 |
| 120,000 - 129,999 | | 3 |
| 130,000 - 139,999 | 1 | 1 |
| 140,000 - 149,999 | 2 | |
| 150,000 - 159,999 | 1 | |
| 160,000 - 169,999 | 1 | 1 |
| 200,000 - 209,999 | 1 | |
| 210,000 - 219,999 | 1 | |
| 260,000 - 269,999 | 1 | |
| 280,000 - 289,999 | | 1 |
| 290,000 - 299,999 | | 1 |
| 3,700,000 - 3,709,999 | | 1 |
| 4,970,000 - 4,979,999 | 1 | |
| 9,320,000 - 9,329,999 | | 1 |
| 9,580,000 - 9,589,999 | 1 | |
| 11,080,000 - 11,089,999 | 1 | |
| 11,750,000 - 11,759,999 | 1 | |
| 11,780,000 - 11,789,999 | | 1 |
| 13,370,000 - 13,379,999 | | 1 |
| 21,860,000 - 21,869,999 | 1 | |
| 25,050,000 - 25,059,999 | | 1 |
| 34,400,000 - 34,409,999 | | 1 |
| 39,260,000 - 39,269,999 | 1 | |
| 55,200,000 - 55,209,999 | 1 | |
| 58,280,000 - 58,289,999 | | 1 |

Total remuneration, including salaries, retirement, share options and other benefits as employees, received or due and receivable by Directors of the parent entity was $155,219,000 (2002 $157,367,000). Total remuneration of Directors of the parent entity and controlled entities was $158,895,000 (2002 $162,284,000).
For further information on Directors' remuneration refer to the Directors' Report on pages 55 to 56 of the Concise Report.

**Australian Executives**

Total remuneration, including salaries, retirement payments and other benefits as employees, received or due and receivable by Australian based Executive Officers was $5,420,000 (2002 $5,423,000).

The number of Australian based Executive Officers of the parent entity and the Group whose income, including benefits, was at least $100,000 is shown in their relevant income bands, as follows:

| $ | 2003 | 2002 |
|---|---|---|
| 170,000 – 179,999 | 1 | |
| 180,000 – 189,999 | | 1 |
| 210,000 – 219,999 | 1 | |
| 300,000 – 309,999 | 2 | |
| 310,000 – 319,999 | | 2 |
| 320,000 – 329,999 | 1 | |
| 350,000 – 359,999 | 1 | |
| 410,000 – 419,999 | | 1 |
| 420,000 – 429,999 | 1 | 1 |
| 450,000 – 459,999 | | 1 |
| 470,000 – 479,999 | 1 | 1 |
| 500,000 – 509,999 | 1 | |
| 520,000 – 529,999 | | 1 |
| 610,000 – 619,999 | | 1 |
| 670,000 – 679,999 | 1 | |
| 710,000 – 719,999 | | 1 |
| 730,000 – 739,999 | 1 | |
| 920,000 – 929,999 | 1 | |
| 1,000,000 – 1,009,999 | | 1 |

No amounts of remuneration were paid by the parent entity.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |

## ➤ NOTE 13 Cash

| | 2003 | 2002 |
|---|---|---|
| **Current** | | |
| Cash | 6,746 | 6,337 |

Interest earned on cash deposits ranged from 0.13% to 7.00% (2002 0.02% to 9.00%) per annum.

| | 2003 | 2002 |
|---|---|---|
| **Non-current** | | |
| Cash on deposit (a) | 698 | |

(a) Includes cash placed on deposit as security for repayment of Eurobond acquired on consolidation of SKY Italia. See Note 21(i) for futher details.

## ➤ NOTE 14 Receivables

| | 2003 | 2002 |
|---|---|---|
| **Current receivables** | | |
| Trade receivables | 6,836 | 6,140 |
| Trade receivables owing by associated entities | 114 | 188 |
| Less Allowance for doubtful debts, returns and rebates | (1,392) | (832) |
| | 5,558 | 5,496 |
| Non-trade amounts owing by unrelated entities | 131 | 280 |
| Non-trade amounts owing by associated entities | 12 | 33 |
| | 5,701 | 5,809 |
| **Non-current receivables** | | |
| Trade receivables | 362 | 365 |
| Trade receivables owing by associated entities | 4 | 10 |
| | 366 | 375 |
| Non-trade amounts owing by unrelated entities | 818 | 397 |
| Non-trade amounts owing by associated entities | 35 | 24 |
| | 1,219 | 796 |

These receivables are primarily denominated in US dollars and located in the United States of America. There is no material reliance on any single customer.

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |

## NOTE 15 Inventories

| | 2003 | 2002 |
|---|---|---|
| **Current inventories** | | |
| At cost: | | |
| Raw materials | 122 | 124 |
| Work and projects in progress | 37 | 123 |
| Finished goods | 198 | 237 |
| Television and sports programming rights | 1,630 | 1,526 |
| | 1,987 | 2,010 |
| Less provision for diminished value | | |
| Finished goods | (56) | (75) |
| | 1,931 | 1,935 |
| **Non-current inventories** | | |
| At cost: | | |
| Film costs in process | 1,103 | 914 |
| Television and sports programming rights | 975 | 812 |
| Completed film product | 1,876 | 2,320 |
| Total filmed entertainment and television programming | 3,954 | 4,046 |
| Finished goods | 149 | 186 |
| | 4,103 | 4,232 |

Total interest capitalised in film inventories at 30 June, 2003 amounts to $39 million (2002 $73 million). Interest has been capitalised at 8.00% (2002 8.00%).

Total inventories at 30 June, 2003 amount to $6,034 million (2002 $6,167 million) and consist of the following:

| | 2003 | 2002 |
|---|---|---|
| *Filmed entertainment* | | |
| *Films* | | |
| Released | 1,104 | 1,291 |
| Completed, not released | 47 | 142 |
| In production | 909 | 648 |
| In development or preproduction | 78 | 87 |
| | 2,138 | 2,168 |
| *Television productions* | | |
| Released | 725 | 887 |
| In production | 116 | 167 |
| In development or preproduction | | 12 |
| | 841 | 1,066 |
| Total filmed entertainment | 2,979 | 3,234 |
| Television and sports programming | 2,605 | 2,338 |
| Other inventories | 450 | 595 |
| Total inventories | 6,034 | 6,167 |
| Less current inventories | 1,931 | 1,935 |
| Non-current inventories | 4,103 | 4,232 |

As of 30 June, 2003, the Group estimated that approximately 65% of unamortised film entertainment costs from completed films are expected to be amortised during fiscal year 2004 and approximately 96% of released unamortised filmed entertainment costs will be amortised within the next three years. As of 30 June, 2003, the Group estimated that approximately 49% of $1,292 million in accrued participation liabilities will be payable during fiscal year 2004.

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |

## ➤ NOTE 16 Other assets

| | 2003 | 2002 |
|---|---|---|
| **Current assets** | | |
| Prepayments | 483 | 566 |
| **Non-current assets** | | |
| Future income tax benefit | | 88 |
| Prepayments | 745 | 617 |
| | 745 | 705 |

## ➤ NOTE 17 Investments

| | 2003 | 2002 |
|---|---|---|
| **Investments in associated entities (a)** | | |
| Listed securities | 1,949 | 2,008 |
| Unlisted securities | 2,910 | 3,473 |
| Joint ventures | 667 | 1,394 |
| | 5,526 | 6,875 |
| **Other investments - investments in unrelated entities (b)** | | |
| Listed securities at cost | 311 | 414 |
| Unlisted securities at cost | 884 | 1,298 |
| | 1,195 | 1,712 |
| Quoted value of listed securities: | | |
| Associated entities | 13,804 | 14,369 |
| Other unrelated entities | 336 | 549 |
| | 14,140 | 14,918 |

## ➤ NOTE 17 Investments (continued)

| Company | Principal Activities | Percentage Ownership | Note | Consolidated 2003 A$ million | Consolidated 2002 A$ million |
|---|---|---|---|---|---|
| | | | | *Carrying Value* | |
| **(a) Investments in associated entities** | | | | | |
| *The Group's investments in associated entities (excluding joint venture entities) consist principally of:* | | | | | |
| Gemstar-TV Guide International, Inc. | U.S. print and electronic guidance company | 42.6% (2002 42.9%) | 6(g) | 977 | 1,673 |
| Regional Programming Partners [1] | U.S. partnership holding interests in sporting networks, teams and arenas | 40.0% | | 1,454 | 1,673 |
| BSkyB [2] | U.K. satellite TV broadcaster | 35.4% (2002 36.2%) | | 350 | |
| China Network Systems | Taiwan cable TV operator | Various | | 374 | 434 |
| Ventures Arena [1] | U.S. company holding interests in sporting arenas | 40.0% | | 195 | 218 |
| Independent Newspapers Limited | New Zealand media company | 45.1% | 5(b) | 545 | 237 |
| FOXTEL | Australian pay TV operator | 25.0% | | 217 | 207 |
| Queensland Press Pty. Limited | Australian newspaper publisher | 41.7% | 30 | 10 | 131 |
| National Geographic Channel (US) [1] [3] | U.S. Cable Channel | 66.7% | | 327 | 314 |
| National Geographic International [1] | International Cable Channel | 50.0% | | 96 | 104 |
| *The Group's investments in joint venture entities consist principally of:* | | | | | |
| Stream, S.p.A | Italian pay TV provider | Consolidated (2002 50.0%) | 6(k) | | 648 |
| National Rugby League | Australian rugby league football competition | 50.0% | | 160 | 160 |
| Other investments in associated and joint venture entities | | Various | | 821 | 1,076 |
| | | | | 5,526 | 6,875 |
| **(b) Investments in unrelated entities** | | | | | |
| The Wireless Group plc | Commercial radio operator | 40.2% (voting 19.9%) | | 79 | 85 |
| New Regency [1] | Film production | 20.0% | | 303 | 374 |
| Sky PerfecTV! | Satellite and digital pay TV platform | 8.1% | | 137 | 166 |
| Knowledge Enterprises | Investment fund | 17.8% | 6(h) | 15 | 177 |
| Southwest Sports Group [1] | Sports entertainment | Various | | 135 | 151 |
| Other | | Various | | 526 | 759 |
| | | | | 1,195 | 1,712 |

(1) Held by the Group's 80.58% (2002 85.32%) owned subsidiary, FEG.

(2) At 30 June, 2002, the Group's investment in BSkyB was recorded at zero, and the Group had ceased to equity account its share of BSkyB's results. As at 30 June, 2002, the Group had not recorded $135 million of its share of BSkyB losses. The Group recommenced equity accounting its share of BSkyB results from 11 November, 2002.

(3) The Group does not control this entity as it does not hold a majority on the Board and is unable to dominate operating decision making.

## NOTE 17 Investments (continued)

| | Note | Consolidated 2003 | 2002 |
|---|---|---|---|
| | | A$ million | |
| **(c) Movement in carrying amount of investments in associated entities** | | | |
| Balance at beginning of year | | 6,875 | 20,022 |
| Net loss from associated entities | 5 | (89) | (1,434) |
| Dividends received from associated entities | | (35) | (74) |
| Movement due to foreign exchange fluctuation | | (537) | (1,039) |
| Investment in Gemstar-TV Guide | 6(g) | | 1,407 |
| Additional investment in joint venture entities | | 578 | 583 |
| Additional investment in other entities | | 216 | 572 |
| Repayment of loan by an associate | | (170) | |
| Elimination of associates' reciprocal shareholding in the Group | | 3 | (18) |
| Items recognised directly in equity (i) | | 152 | (267) |
| Write down of Gemstar-TV Guide | 6(g) | (551) | (11,138) |
| Write down of other investments | | | (694) |
| Carrying value of investments acquired | | | 21 |
| Carrying value of investments disposed | | (180) | (1,066) |
| Carrying value of Stream, S.p.A. (now consolidated) | | (736) | |
| Balance at end of year | | 5,526 | 6,875 |

(i) These items relate to an increase in associated entity reserves of $152 million (2002 $267 million reduction, 2001 $1,060 million increase). During 2003 and 2001 BSkyB issued new equity as consideration for several transactions, including the acquisition of Sports Internet Group and the remaining shares in British Interactive Broadcasting Holdings Limited ("BiB"). These issuances reduced the Group's ownership interest in BSkyB from 37.1% (2001) to 36.2% (2002) to 35.4% (2003). In accordance with AASB 1016 "Accounting for Investments in Associates", in the year ended 30 June, 2001, the Group recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $1,060 million. In the year ended 30 June, 2002, the Group recorded a decrease in its investment and a corresponding decrease in reserves of $240 million. In the year ended 30 June, 2003, the Group recorded an increase in its investment in BSkyB and a corresponding increase in reserves of $152 million.

Associated entities have incurred various commitments and contingencies during the normal course of business. The Group has no obligation under any of these commitments other than those included within Note 27 and 28.

**(d) Associated entities financial summary**

The following is an aggregate financial summary of material associated entities:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| | | A$ million | |
| Total assets | 18,315 | 24,009 | 41,743 |
| Total liabilities | 13,687 | 19,279 | 16,935 |
| Revenues | 14,199 | 13,393 | 15,334 |
| Operating income (loss) | 1,177 | 655 | (1,277) |
| Net income (loss) | 187 | (4,315) | (474) |

**(e) All significant associates have balance dates consistent with the Group with the following exceptions:**

| *Company* | *Balance Date* |
|---|---|
| Gemstar-TV Guide International, Inc. | 31 December |
| Regional Programming Partners | 31 December |
| National Geographic Channel (US) | 31 December |
| National Geographic International | 31 December |
| Ventures Arena | 31 July |

## NOTE 18 Property, plant and equipment

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |
| **Freehold land and perpetual leases** | | |
| At cost | 445 | 437 |
| | 445 | 437 |
| **Freehold buildings** | | |
| At cost | 2,354 | 2,579 |
| Less depreciation | (508) | (479) |
| | 1,846 | 2,100 |
| **Leasehold premises** | | |
| Leasehold land at cost | 142 | 154 |
| Leasehold buildings at cost | 988 | 1,107 |
| | 1,130 | 1,261 |
| Less amortisation | (292) | (304) |
| | 838 | 957 |
| **Plant and equipment** | | |
| At cost | 6,062 | 6,171 |
| Less depreciation | (3,211) | (3,210) |
| | 2,851 | 2,961 |
| **Plant and equipment under lease** | | |
| At cost | 490 | 377 |
| Less amortisation | (171) | (161) |
| | 319 | 216 |
| | 6,299 | 6,671 |

At 30 June, 2003 the Directors considered the current values of the freehold land and buildings and leasehold premises on the basis of an open market valuation with vacant possession. The Directors considered that these assets which are shown in the financial statements at a depreciated value of $3,129 million are of a current value of approximately $4,001 million. As the assets are held at cost, this increment is not reflected in the financial statements.

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |

## ➤ NOTE 18 Property, plant and equipment (continued)

| | 2003 | 2002 |
|---|---|---|
| **Freehold land and perpetual leases** | | |
| Balance at beginning of year | 437 | 435 |
| Additions | 62 | 39 |
| Disposals | (1) | (2) |
| Movement due to foreign exchange fluctuation | (53) | (35) |
| Balance at end of year | 445 | 437 |
| **Freehold buildings** | | |
| Balance at beginning of year | 2,100 | 2,334 |
| Additions | 84 | 123 |
| Transfers from other accounts | 24 | |
| Disposals | (16) | (68) |
| Depreciation | (91) | (86) |
| Movement due to foreign exchange fluctuation | (255) | (203) |
| Balance at end of year | 1,846 | 2,100 |
| **Leasehold premises** | | |
| Balance at beginning of year | 957 | 1,015 |
| Additions | 9 | 10 |
| Transfers to other accounts | (24) | |
| Disposals | | (4) |
| Amortisation | (27) | (32) |
| Movement due to foreign exchange fluctuation | (77) | (32) |
| Balance at end of year | 838 | 957 |
| **Plant and equipment** | | |
| Balance at beginning of year | 2,961 | 3,091 |
| Additions | 756 | 550 |
| Transfers (to) from other accounts | (23) | 83 |
| Disposals | (73) | (50) |
| Depreciation | (553) | (554) |
| Movement due to foreign exchange fluctuation | (217) | (159) |
| Balance at end of year | 2,851 | 2,961 |
| **Plant and equipment under lease** | | |
| Balance at beginning of year | 216 | 235 |
| Additions | 143 | |
| Amortisation | (26) | (13) |
| Movement due to foreign exchange fluctuation | (14) | (6) |
| Balance at end of year | 319 | 216 |

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |

## ➤ NOTE 19 Publishing rights, titles and television licences

| | 2003 | 2002 |
|---|---|---|
| At cost | 32,724 | 35,348 |

In accordance with AASB 1041 "Revaluation of Non-Current Assets", as at 1 July, 2000 publishing rights, titles and television licences previously carried at valuation were reverted to a cost basis of measurement, with the existing revalued carrying amounts at 1 July, 2000 deemed to be their cost. The Group had previously revalued these assets, although the Group has not recorded any revaluation increments since 1990.

## ➤ NOTE 20 Goodwill

| | 2003 | 2002 |
|---|---|---|
| At cost | 1,024 | 1,143 |
| Less amortisation | (647) | (688) |
| | 377 | 455 |

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |

## ➤ NOTE 21 Interest bearing liabilities

| | 2003 | 2002 |
|---|---|---|
| **Current** | | |
| Bank loans - unsecured | 33 | 57 |
| Loans - unsecured (a) | | 1,799 |
| | 33 | 1,856 |
| Current interest bearing liabilities are repayable in the following currencies: (amounts shown in millions) | | |
| Nil (2002 US $1,015) United States Dollars | | 1,799 |
| JPY 1,107 (2002 JPY 3,166) Japanese Yen | 14 | 47 |
| INR 575 (2002 INR 262) Indian Rupees | 19 | 10 |
| | 33 | 1,856 |

(a) As at 30 June, 2002 this principally represented 8.875% Senior Notes and 9.75% Senior Discounted Notes that the Group had irrevocably called for redemption as described below in (f). The redemption was completed in August 2002.

| | 2003 | 2002 |
|---|---|---|
| **Non-current** | | |
| Bank loans - unsecured | 65 | 93 |
| Loans - unsecured | 12,331 | 13,492 |
| | 12,396 | 13,585 |
| Non-current interest bearing liabilities are repayable in the following currencies: (amounts shown in millions) | | |
| €350 (2002 € nil) Euros | 602 | |
| A$150 (2002 A$150) Australian Dollars | 150 | 150 |
| JPY5,217 (2002 JPY 6,264) Japanese Yen | 65 | 93 |
| US$7,684 (2002 US$7,525) United States Dollars | 11,579 | 13,342 |
| | 12,396 | 13,585 |

At 30 June, 2003 the impact of foreign currency movements reduced reported debt by $2,296 million (2002 $1,909 million). The translation of net assets of foreign controlled entities resulted in a $4,064 million decrease (2002 $3,021 million decrease) in the foreign exchange fluctuation reserve in the Statement of Shareholders' Equity.

| | 2003 | 2002 |
|---|---|---|
| **Bank loans maturity** | | |
| Aggregate maturities of unsecured bank loans | | |
| Not later than one year | 33 | 57 |
| Later than one year not later than five years | 65 | 93 |
| | 98 | 150 |

On 27 June, 2003, News America Incorporated, a subsidiary of the Group, terminated its existing Revolving Credit Agreement (the "Prior Credit Agreement") and entered into a new US$1.75 billion ($2.6 billion) Five Year Credit Agreement (the "New Credit Agreement") with Citibank N.A., as administrative agent, JP Morgan Chase Bank, as syndication agent, and the lenders named therein. The News Corporation Limited, FEG Holdings, Inc., Fox Entertainment Group, Inc., News America Marketing FSI, Inc., and News Publishing Australia Limited are guarantors (the "Guarantors") under the New Credit Agreement. The New Credit Agreement provides a US$1.75 billion ($2.6 billion) revolving credit facility with a sub-limit of US$600 million ($904 million) available for the issuance of letters of credit, and expires on 30 June, 2008. Borrowings are in US dollars only, while letters of credit are issuable in US dollars or Euros. The significant terms of the agreement include the requirement that the Group maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. The Group pays a facility fee of 0.20% regardless of facility usage. The Group pays interest for borrowings and letters of credit at LIBOR plus 0.675%. The Group pays an additional fee of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on the Group's current debt rating. On 27 June, 2003, letters of credit representing €119 million ($205 million) were issued under the New Credit Agreement.

Total unused credit facilities as at 30 June, 2003 amounted to $2,637 million (2002 $3,546 million).

Subsequent to 30 June, 2003, additional letters of credit representing €120 million ($204 million) were issued under the New Credit Agreement.

## ➤ NOTE 21 Interest bearing liabilities (continued)

**Loans payable unsecured**

| *Description* | *Face value* | *Due date* | Note | Consolidated 2003 A$ million | Consolidated 2002 A$ million |
|---|---|---|---|---|---|
| 8 5/8% Senior notes | US$ 500m | 1 February 2003 | (g) | | 74 |
| 5.625% Eurobond | €350m | 29 July 2004 | (i) | 602 | |
| 8 1/2% Senior notes | US$ 500m | 15 February 2005 | (a) (h) | 202 | 887 |
| 8.875% Senior notes | US$ 500m | 15 August 2007 | (f) | | 927 |
| 9.75% Senior discount notes | US$ 405m | 15 August 2007 | (f) | | 744 |
| 6.625% Senior debentures | US$ 350m | 9 January 2008 | (b) | 527 | 621 |
| 7 3/8% Senior debentures | US$ 200m | 17 October 2008 | (b) | 302 | 355 |
| 4.750% Senior notes | US$ 150m | 15 March 2010 | (h) | 225 | |
| 10 1/8% Senior debentures | US$ 300m | 15 October 2012 | (a) (c) | | 54 |
| 9 1/4% Senior debentures | US$ 500m | 1 February 2013 | (a) | 753 | 887 |
| 8 5/8% Senior debentures | A$ 150m | 7 February 2014 | (b) | 150 | 150 |
| 7.6% Senior debentures | US$ 200m | 11 October 2015 | (b) | 302 | 355 |
| 8% Senior debentures | US$ 400m | 17 October 2016 | (b) | 603 | 709 |
| 7.25% Senior debentures | US$ 350m | 18 May 2018 | (b) | 527 | 621 |
| 8 1/4% Senior debentures | US$ 250m | 10 August 2018 | (b) | 376 | 443 |
| Liquid Yield Option Notes (LYONs™) | US$1,515m | 28 February 2021 | (d) | 1,236 | 1,405 |
| 8 7/8% Senior debentures | US$ 250m | 26 April 2023 | (b) | 376 | 443 |
| 7 3/4% Senior debentures | US$ 200m | 20 January 2024 | (b) | 302 | 355 |
| 7 3/4% Senior debentures | US$ 90m | 1 February 2024 | (b) | 136 | 159 |
| 9 1/2% Senior debentures | US$ 200m | 15 July 2024 | (b) | 302 | 355 |
| 8 1/2% Senior debentures | US$ 200m | 23 February 2025 | (b) | 302 | 355 |
| 7.7% Senior debentures | US$ 250m | 30 October 2025 | (b) | 376 | 443 |
| 7.43% Senior debentures | US$ 240m | 1 October 2026 | (b) | 362 | 426 |
| 7 1/8% Senior debentures | US$ 200m | 8 April 2028 | (b) | 302 | 355 |
| 7.3% Senior debentures | US$ 200m | 30 April 2028 | (b) | 302 | 355 |
| 7.28% Senior debentures | US$ 200m | 30 June 2028 | (b) | 302 | 355 |
| 7.625% Senior debentures | US$ 200m | 30 November 2028 | (b) | 302 | 355 |
| 6.55% Senior notes | US$ 350m | 15 March 2033 | (h) | 527 | |
| 6.703% MOPPRS | US$ 150m | 21 May 2034 | (e) | 225 | 266 |
| 8.45% Senior debentures | US$ 200m | 1 August 2034 | (b) | 302 | 355 |
| 8.15% Senior debentures | US$ 300m | 17 October 2036 | (b) | 452 | 532 |
| 6.75% Senior debentures | US$ 250m | 9 January 2038 | (b) | 376 | 443 |
| 7.75% Senior debentures | US$ 600m | 1 December 2045 | (b) | 904 | 1,064 |
| 7.9% Senior debentures | US$ 150m | 1 December 2095 | (b) | 225 | 266 |
| 8 1/4% Senior debentures | US$ 100m | 17 October 2096 | (b) | 151 | 177 |
| | | | | 12,331 | 15,291 |
| less current maturities | | | | | 1,799 |
| Total long term unsecured loans | | | | 12,331 | 13,492 |
| Total long term unsecured bank loans payable | | | | 65 | 93 |
| Total non-current interest bearing liabilities | | | | 12,396 | 13,585 |

**Ratings of Public Debt**

As of 30 June, 2003, the Group's debt rating from Moody's (Ba1 for subordinated notes and Baa3 for senior unsecured notes) and Standard & Poors (BBB-) were within the investment grade scale. As at 30 June, 2003, the Group was in compliance with all of its debt covenants.

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |

## ➤ NOTE 21 Interest bearing liabilities (continued)

| | 2003 | 2002 |
|---|---|---|
| Aggregate maturities of loans payable: | | |
| Not later than one year | | 1,799 |
| Later than one year not later than five years | 1,331 | 887 |
| Later than five years | 11,000 | 12,605 |
| | 12,331 | 15,291 |

Fair value of interest bearing liabilities in aggregate amounts to $14.8 billion.

a) The terms include covenants which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred.

b) The terms include covenants which, among other things, restrict secured indebtedness to 10% of tangible assets. Redemption may occur, at the option of the holders, at 101% of the principal amount in certain circumstances where a change of control is deemed to have occurred.

c) Pursuant to an offer to debenture holders, a substantial portion of these debentures was redeemed during fiscal 2002. The Group recognised a loss of $64 million (US$34 million) on the early extinguishment of debt, which is included within Other expenses in the Statement of Financial Performance at 30 June, 2002. The remaining debentures were redeemed in fiscal 2003.

d) The Liquid Yield Option Notes ("LYONS")™ pay no interest. However, the aggregate principal amount at maturity of US$1,515 million represents a yield of 3.5% per annum on the issue price. The holders may exchange the notes at any time into preferred limited voting ordinary shares of The News Corporation Limited (or ADRs representing such shares) or, at the option of the Group, the cash equivalent thereof at a fixed exchange rate of 48.5932 preferred limited voting ordinary shares per US$1,000 note. The notes are redeemable at the option of the holders on certain dates at specified redemption amounts. The Group, at its election, may satisfy the redemption amounts in cash, ADRs or any combination thereof. The Group can redeem the notes in cash at any time on or after 28 February, 2006 at specified redemption amounts. The notes were recorded at a discount and are being accreted using the effective interest rate method.

e) In May 1998, the Group issued 6.703% Mandatory Par Put Remarketed Securities ("MOPPRS") due 21 May, 2034. In connection with the issuance of MOPPRS, the Group entered into a remarketing agreement dated as on 21 May, 1998 (the "Remarketing Agreement"), with the remarketing dealer named therein (the "Remarketing Dealer"), pursuant to which the MOPPRS are subject to mandatory tender in favour of the Remarketing Dealer on 21 May, 2004 (the "Remarketing Date"), for a purchase price equal to 100% of the principal amount of the outstanding MOPPRS. Upon the Remarketing Dealer's election to remarket the MOPPRS, the interest rate to the 21 May, 2034 maturity date of the MOPPRS will be adjusted to reach the sum of 5.958% plus the applicable spread (as defined in the Remarketing Agreement). In the event the Remarketing Dealer does not elect to remarket the MOPPRS, they will mature on the Remarketing Date.

f) In June 2002, the Group and Fox Sports Networks, LLC, an indirect subsidiary of the Group, irrevocably called for redemption of all outstanding 8.875% Senior Notes due August 2007 and the 9.75% Senior Discount Notes due August 2007. The Group recognised a loss of $80 million (US$41.9 million) on the irrevocable early extinguishment of the debt, which is included within Other expenses in the Statement of Financial Performance at 30 June, 2002. The redemption was completed in August 2002.

g) In March 2002, the Group offered to purchase for cash any and all of its outstanding US$500 million aggregate principal amount of 8 5/8% Senior Notes due February 2003. Approximately 92% of these Notes were tendered and accepted for payment. The Group recognised a loss of $47 million (US$24.4 million) on the early extinguishment of debt which is included within Other expenses in the Statement of Financial Performance at 30 June, 2002.

## ➤ NOTE 21 Interest bearing liabilities (continued)

h) In March 2003, the Group purchased approximately 74% of its outstanding US$500 million aggregate principal amount of 8 1/2% Senior Notes due February 2005 at a premium, plus accrued interest. Concurrent with this transaction, the Group issued US$150 million of 4.750% Senior Notes due March 2010 and US$350 million of 6.55% Senior Notes due March 2033 at a discount. Proceeds from the issuance of these new Senior Notes were used to purchase the 8 1/2% Senior Notes and for general corporate purposes. The Group recognised a loss of US$45 million ($76 million) on the early redemption of the 8 1/2% Senior Notes which is included within Other expenses in the Statement of Financial Performance.

i) On 30 April, 2003, in connection with its acquisition of Telepiu, the Group assumed Telepiu's obligations under its €350 million ($602 million) 5.625% Guaranteed Notes due 2004 (the "Eurobonds"). The Eurobonds mature on 29 July, 2004 and accrue interest at 5.625% per annum with annual interest payments made on each anniversary date. The Group procured the issuance of a letter of credit for the benefit of the holders of the Eurobonds and established a cash collateral account, reflected as Cash on Deposit on the Statement of Financial Position, to make any required payments on the Eurobonds and secure the Group's obligations under the letter of credit. Subsequent to 30 June, 2003, certain Eurobond holders exercised their option to require the Group to purchase approximately €126 million ($217 million) aggregate principal amount of Eurobonds. The Group will make payment of the principal amount and accrued interest on 19 August, 2003 from the cash collateral account.

**Foreign Exchange Swaps**

The Group has entered into a foreign currency swap, whereby the Group has received JPY 26.52 billion in exchange for US$240 million (at an initial exchange rate of 110.50). The fair value of this swap is US$46 million. Each year on 1 April and 1 October, the Group will receive interest in US dollars at a fixed rate of 7.43% of the initial principal and in return, will pay interest in yen on the JPY 26.52 billion, at the six month JPY LIBOR plus 0.37% (six month JPY LIBOR was 0.0716% at 30 June, 2003). The termination date of this swap is 2 October, 2006.

## ➤ NOTE 22 Current liabilities

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |
| **Payables** | | |
| Trade payables | 5,845 | 5,453 |
| Other payables | 2,453 | 2,620 |
| | 8,298 | 8,073 |

These payables are primarily denominated in US dollars and located in the United States of America.

| | 2003 | 2002 |
|---|---|---|
| **Tax liabilities** | | |
| Income tax provision | 714 | 848 |
| | 714 | 848 |
| **Provisions** | | |
| Employee benefits | 135 | 125 |
| Other | 123 | 103 |
| | 258 | 228 |

## ➤ NOTE 23 Non-current liabilities

| | Consolidated 2003 | Consolidated 2002 |
|---|---|---|
| | A$ million | |
| **Payables** | | |
| Trade payables | 2,344 | 3,131 |
| Other payables | 1,201 | 923 |
| | 3,545 | 4,054 |

These payables are primarily denominated in US dollars and located in the United States of America.

Included in non-current payables are contractual obligations payable and television program rights payable of approximately $1,245 million (2002 $1,746 million). Contractual obligations consist primarily of participants share payable and talent residuals on film product.

| | 2003 | 2002 |
|---|---|---|
| **Tax liabilities** | | |
| Deferred income tax provision | 666 | 434 |
| | 666 | 434 |
| **Provisions** | | |
| Employee benefits | 220 | 227 |
| Other | 812 | 978 |
| | 1,032 | 1,205 |
| *Other provisions* | | |
| Balance at beginning of year | 1,082 | 259 |
| Additions | 74 | 949 |
| Utilised | (77) | (46) |
| Movement due to foreign exchange fluctuation | (144) | (81) |
| Balance at the end of year | 935 | 1,081 |
| Less current provision | (123) | (103) |
| Non-current provision | 812 | 978 |

Income tax benefits attributable to tax losses utilised in arriving at the provision for deferred income tax amounted to $568 million (2002 $648 million).

## ➤ NOTE 24 Exchangeable securities

| | Consolidated 2003 A$ million | Consolidated 2002 A$ million |
|---|---|---|
| 1,477,716 (2002 9,725,669) Exchangeable Trust Originated Preferred Securities ("TOPrS") (a) | 170 | 1,690 |
| 1,655,000 Beneficial Unsecured Exchangeable Securities ("BUCS") (b) | 1,914 | |
| | 2,084 | 1,690 |

(a) In November 1996, the Group, through a trust (the "Exchange Trust") wholly-owned by News America Incorporated ("NAI"), a subsidiary of the Group, issued 10 million 5% TOPrS for aggregate gross proceeds of US$1 billion. Such proceeds were invested in (i) preferred securities representing a beneficial interest of NAI's 5% Subordinated Discount Debentures due 12 November, 2016 (the "Subordinated Debentures") and (ii) 10,000,000 warrants to purchase from NAI ordinary shares of BSkyB (the "Warrants"). These investments represent the sole assets of the Exchange Trust. Cumulative cash distributions are payable on the TOPrS at an annual rate of 5%. The TOPrS are mandatorily redeemable on 12 November, 2016 or earlier to the extent of any redemption by NAI of any Subordinated Debentures or Warrants. The News Corporation Limited has the right to pay cash in US dollars equal to the market value of the BSkyB ordinary shares for which the Warrants are exercisable in lieu of delivering freely tradeable shares. The Group and certain of its direct and indirect subsidiaries have certain obligations relating to the TOPrS, the preferred securities representing a beneficial interest in the Subordinated Debentures, the Subordinated Debentures and Warrants which amount to a full and unconditional guarantee of the respective issuer's obligations with respect thereto.

In March 2003, 8,247,953 TOPrS and related warrants were redeemed by the Group using proceeds from the issuance of BUCS, as detailed below. The Group recognised a loss of $64 million (US$37 million) on early redemption of the TOPrS (including the write off of deferred issuance costs) which is included within Other expenses in the Statement of Financial Performance.

(b) During 2003, News Corporation Finance Trust II (the "Trust") issued an aggregate of US$1.655 billion 0.75% BUCS representing interests in debentures issued by NAI and guaranteed on a senior basis by the Group and certain of its subsidiaries. On or after 2 April, 2004, at the holders' option, the BUCS are exchangeable into BSkyB ordinary shares based on an exchange ratio of 77.09 BSkyB ordinary shares per US$1,000 original liquidation amount of BUCS. The trust may pay the exchange market value of each BUCS in cash, by delivering ordinary shares of BSkyB, or a combination of cash and ordinary shares of BSkyB.

The holders also have the right to tender the BUCS for redemption on 15 March, 2010, 15 March, 2013, or 15 March, 2018 for payment of the adjusted liquidation preference plus accrued and unpaid distributions and any final period distribution in, at the Group's election, cash, BSkyB ordinary shares, or the Group's preferred ADRs, or any combination thereof.

The Group may redeem the BUCS for cash or BSkyB ordinary shares, or a combination thereof in whole or in part, at any time on or after 20 March, 2010, at the adjusted liquidation preference of the BUCS plus any accrued and unpaid distributions and any final period distribution thereon.

The net proceeds from BUCS issuance were used to purchase approximately 85% of the Group's outstanding TOPrS from their holders in privately negotiated transactions for approximately US$877 million ($1,479 million).

The total net proceeds from the issuance of the BUCS were allocated between the fair value of the obligation and the fair value of the exchange feature. The fair values of the obligation and the exchange feature were determined by pricing the issuance with and without the exchange feature. The fair values of the obligation and the exchange feature have been recorded in Exchangeable securities and in non-current liabilities, respectively. The fair value of the obligation will be accreted to its maturity value through the effective interest method.

## ➤ NOTE 25 Contributed equity

| | Consolidated | | Parent Entity | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | A$ million | | A$ million | |
| 2,097,411,050 (2002 2,094,411,035) ordinary shares | 5,466 | 5,448 | 6,531 | 6,503 |
| 3,230,088,260 (2002 3,208,695,775) preferred limited voting ordinary shares (a) | 22,471 | 22,301 | 23,197 | 23,026 |
| | 27,937 | 27,749 | 29,728 | 29,529 |
| 3,800,000 perpetual preference shares (b) | 132 | 132 | | |
| 10,000,000 8 5/8% cumulative perpetual preference shares (b) | 358 | 358 | | |
| | 490 | 490 | | |
| | 28,427 | 28,239 | 29,728 | 29,529 |

(a) A holder of a preferred limited voting ordinary share ("preferred share") shall be entitled to vote at any general meeting of the members of The News Corporation Limited by virtue of holding such share mutatis mutandis in the same manner and subject to the same conditions as the holder of an ordinary share (including as to the number of votes which may be cast on a poll) but only in the following circumstances and not otherwise:

(i) on a proposal to reduce the share capital of The News Corporation Limited, or on a proposal to wind up or during the winding up of The News Corporation Limited, or on a proposal for the disposal of the whole of the property, business and undertaking of The News Corporation Limited;

(ii) on a proposal that affects rights attached to the preferred share;

(iii) during a period during which a Dividend (or part of a Dividend) in respect of the preferred share is in arrears; or

(iv) on a resolution to approve the terms of a buy-back agreement.

(b) A subsidiary of The News Corporation Limited issued 10,000,000 8 5/8% cumulative perpetual preference shares in July 1993 and a further 3,800,000 adjustable rate perpetual preference shares in July 1994. These shares are redeemable at the option of The News Corporation Limited and rank after all debt holders in respect to both capital and dividends. Dividends on these shares can only be paid out of available profits.

By section 1408 of the Corporations Act 2001 (which carries forward sections 1427, 1444 and 1449 of the Corporations Law), provisions of a Company's constitution that state the authorised amount of a company's share capital are repealed. Also, by section 254C of the Corporations Act 2001, all shares of a company no longer have any par value. Accordingly, the share capital of the Group is now stated as a number of issued shares.

Queensland Press Pty. Limited, an associated entity of the Group holds 318 million, representing 15.2% (2002 316 million, representing 15.1%) ordinary shares and 148 million, representing 4.6% (2002 151 million, representing 4.7%), preferred shares in The News Corporation Limited. Consolidated contributed equity has been reduced to remove this reciprocal shareholding in accordance with AASB 1016 "Accounting for Investments in Associates". Investments in associates have been reduced by the same amount. The average shares used to calculate earnings per share has been adjusted accordingly as in prior years.

The following table shows the movements in ordinary and preferred shares during the year.

| | *Number of Shares* | |
|---|---|---|
| | *Ordinary* | *Preferred* |
| Balance as at 1 July, 2002 | 2,094,411,035 | 3,208,695,775 |
| Exercises/conversions of potential shares | 86,500 | 14,023,522 |
| Dividend reinvestment | 2,913,515 | 7,368,963 |
| Balance as at 30 June, 2003 | 2,097,411,050 | 3,230,088,260 |

## NOTE 25 Contributed equity (continued)

The following table shows the dollar value movements in ordinary and preferred shares during the year:

| | Consolidated A$ million | | Parent Entity A$ million | |
|---|---|---|---|---|
| | Ordinary | Preferred | Ordinary | Preferred |
| Balance as at 1 July, 2002 | 5,448 | 22,301 | 6,503 | 23,026 |
| Exercises/conversions of potential shares | | 103 | 1 | 115 |
| Dividend reinvestment | 27 | 56 | 27 | 56 |
| Queensland Press reciprocal shareholding | (9) | 11 | | |
| Balance as at 30 June, 2003 | 5,466 | 22,471 | 6,531 | 23,197 |

**Share Options**

The News Corporation Limited has a number of different share option arrangements as outlined below. As at 13 August, 2003 there are 214,000 options outstanding over ordinary shares and 271,138,971 options outstanding over preferred shares. All options are granted for $nil consideration.

**Executives' Share Option Scheme ("Scheme"), News Corporation Share Option Plan ("Plan") and Australian Executive Option Plan ("AEOP")**

The arrangements of these three plans provide that options may be granted for a number of shares, the transfer of which will not exceed 5% of The News Corporation Limited's issued share capital, to employees of management or equivalent status, including Executive Directors. The exercise price of the options issued under the arrangements is the weighted average market price of the shares sold on the Australian Stock Exchange during the five trading days immediately prior to the date the option is granted. Options granted under the Plan and AEOP have a term of 10 years after the date of grant. The options granted under the Plan and the AEOP vest and become exercisable as to one quarter on each anniversary of the grant. The options granted under the Plan and the AEOP allow The News Corporation Limited to procure the transfer of issued ordinary or preferred shares to option holders rather than issue new shares to them. There are currently no options issued and outstanding under the Scheme.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 25 Contributed equity (continued)

Details of options outstanding over one ordinary and one half of a preferred share under the Plan and AEOP are as follows:

| | Parent Entity | |
|---|---|---|
| | 2003 | 2002 |
| On issue 1 July, 2002 (1 July, 2001) | 310,500 | 310,500 |
| Exercised during the period | (86,500) | |
| Lapsed during the period | (10,000) | |
| Outstanding at 30 June, 2003 (30 June, 2002) | 214,000 | 310,500 |
| Outstanding at 13 August, 2003 (14 August, 2002) | 214,000 | 310,500 |

| | |
|---|---|
| Exercise price range | \$8.26 - \$10.86 |
| Expiry dates | October 2003-2004 |
| Proceeds received on exercise of options during the year | \$0.6 million |

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 25 Contributed equity (continued)

Details of options over one preferred share under the Plan and AEOP are as follows:

| Number of Options Outstanding at 1 July, 2002 | Number of Options Granted during the year | Number of Options Exercised during the year | Number of Options Lapsed/Forfeited during the year | Number of Options Outstanding at 30 June, 2003 | Exercise Price $ | Proceeds received on exercise of Options $ | Grant Date of Options | Expiry Date of Options |
|---|---|---|---|---|---|---|---|---|
| 556,500 | | (120,000) | | 436,500 | 4.57-7.03 | 814,800 | November 1994-April 1996 | November 2004-April 2006 |
| 7,773,600 | | (719,100) | (136,500) | 6,918,000 | 5.17 | 3,717,747 | July 1996 | July 2006 |
| 2,542,000 | | | | 2,542,000 | 5.82-5.83 | | October 1996 | October 2006 |
| 800,000 | | | | 800,000 | 5.58-5.70 | | November 1996-March 1997 | November 2006-March 2007 |
| 16,078,692 | | (1,772,748) | (203,252) | 14,102,692 | 4.79 | 8,491,463 | August 1997 | August 2007 |
| 154,754 | | (1,252) | | 153,502 | 6.09-8.69 | 8,839 | October 1997-April 1998 | October 2007-April 2008 |
| 2,580,000 | | | | 2,580,000 | 9.35-10.09 | | September 1998 | September 2008 |
| 14,574,724 | | (827,600) | (321,500) | 13,425,624 | 7.98-8.08 | 6,687,008 | October 1998 | October 2008 |
| 15,700 | | | | 15,700 | 9.01 | | December 1998 | December 2008 |
| 863,300 | | | (750,000) | 113,300 | 9.78-9.88 | | January 1999 | January 2009 |
| 4,319,450 | | | (282,675) | 4,036,775 | 10.78 | | March 1999 | March 2009 |
| 18,017,950 | | (4,500) | (1,216,200) | 16,797,250 | 10.46 | 47,070 | September 1999 | September 2009 |
| 36,904,000 | | | | 36,904,000 | 10.55-22.00 | | November 1999 | November 2009 |
| 136,832 | | | | 136,832 | 13.01-15.43 | | December 1999-January 2000 | December 2009-January 2010 |
| 10,600,000 | | | | 10,600,000 | 15.86-17.75 | | May 2000 | May 2010 |
| 26,048,828 | | | (1,642,556) | 24,406,272 | 18.15 | | August 2000 | August 2010 |
| 1,728,600 | | | (52,000) | 1,676,600 | 12.68-21.54 | | October 2000-March 2001 | October 2010-March 2011 |
| 2,200,000 | | | | 2,200,000 | 14.03 | | August 2001 | August 2011 |
| 208,000 | | | | 208,000 | 11.07-11.27 | | October 2001 | October 2011 |
| 8,900,600 | | | | 8,900,600 | 11.62 | | November 2001 | November 2011 |
| 38,151,367 | | (1,400) | (2,125,840) | 36,024,127 | 12.55 | 17,570 | December 2001 | December 2011 |
| 362,000 | | | | 362,000 | 10.66-13.06 | | January 2002-March 2002 | January 2012-March 2012 |
| | 250,000 | | | 250,000 | 8.46 | | July 2002 | July 2012 |
| | 66,997,472 | | (1,741,500) | 65,255,972 | 8.02 | | August 2002 | August 2012 |
| | 60,000 | | | 60,000 | 8.12 | | September 2002 | September 2012 |
| | 108,000 | | | 108,000 | 7.73 | | October 2002 | October 2012 |
| | 150,000 | | | 150,000 | 9.20 | | March 2003 | March 2013 |
| | 50,000 | | | 50,000 | 9.11 | | April 2003 | April 2013 |
| 193,516,897 | 67,615,472 | (3,446,600) | (8,472,023) | 249,213,746 | | 19,784,497 | | |

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 25 Contributed equity (continued)

| | Parent Entity | |
|---|---|---|
| | 2003 | 2002 |
| On issue at 1 July, 2002 (1 July, 2001) | 193,516,897 | 151,473,276 |
| Issued during the period | 67,615,472 | 51,823,895 |
| Exercised during the period | (3,446,600) | (3,836,371) |
| Lapsed/forfeited during the period | (8,472,023) | (5,943,903) |
| Outstanding at 30 June, 2003 (30 June, 2002) | 249,213,746 | 193,516,897 |
| Issued during the period | | 250,000 |
| Exercised during the period | (215,400) | (117,000) |
| Lapsed/forfeited during the period | (868,932) | (370,165) |
| Outstanding at 13 August, 2003 (14 August, 2002) | 248,129,414 | 193,279,732 |

The market value of options issued during the year under this Plan amounted to $268 million. The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following assumptions: Australian weighted average risk-free interest rate of 5.72%; dividend yield of 1.5%; expected volatility of 43.40%; and expected life of options of 7 years.

Employees of management or equivalent status of the Group are entitled to participate in the Plan however the Compensation Committee determines to whom and how many options should be granted in furtherance of the Group's share option plans.

## ➤ NOTE 25 Contributed equity (continued)

**New World /Heritage /Chris-Craft Industries Options**

Consequent to the acquisition of New World Communications Group Incorporated, Heritage Media Corporation and Chris-Craft Industries Inc., these Share Option Plans granted participants the right to purchase preferred shares of the Company. Details of options (all of which are fully vested) outstanding under these plans are as follows:

| | Parent Entity | |
|---|---|---|
| | 2003 | 2002 |
| On issue at 1 July, 2002 (1 July, 2001) | 20,765,278 | 593,843 |
| Issued during the period | | 32,954,318 |
| Exercised during the period | (966,220) | (12,254,790) |
| Lapsed during the period | (3,959,882) | (528,093) |
| Outstanding at 30 June, 2003 (30 June, 2002) | 15,839,176 | 20,765,278 |
| Exercised during the period | (84,900) | (17,219) |
| Lapsed during the period | | (2,401,332) |
| Outstanding at 13 August, 2003 (14 August, 2002) | 15,754,276 | 18,346,727 |
| Exercise price range | $1.55-$16.03 | |
| Expiry dates | July 2003 - September 2009 | |
| Proceeds received on exercise of options | $8.8 million | |

The number of employees who are entitled to participate in these plans was determined at the date of acquisition of the above companies and no more options will be issued in the future under this plan.

In addition, during fiscal 2003, 9,567,452 preferred shares were issued on conversion of warrants assumed with the acquisition of Chris-Craft Industries in July 2001. Proceeds received on exercise of these warrants amounted to $77.6 million.

## ➤ NOTE 25 Contributed equity (continued)

**Fox Entertainment Group**

There are presently no options outstanding over FEG shares.

**NDS Option Schemes**

NDS Group plc ("NDS"), a subsidiary of the Group, has three executive share option schemes: The NDS 1997 Executive Share Option Scheme ("the 1997 scheme"), The NDS 1999 Executive Share Option Scheme ("the 1999 unapproved scheme") and The NDS UK Approved Share Option Scheme ("the 1999 approved scheme"). The provisions of each scheme are substantially the same, except that the 1999 approved scheme is approved by the UK Inland Revenue for the purposes of granting UK employees options over shares in NDS which are free from income tax in the hands of the employee under certain circumstances. Following the creation of the 1999 unapproved scheme, no further options will be granted under the 1997 scheme.

The schemes provide for the grant of options to purchase Series A ordinary shares in NDS with a maximum term of 10 years. Options granted under the schemes vest over a four year period. The schemes authorise options to be granted subject to a maximum of 10% of the ordinary shares of NDS on issue at the date of grant. Options granted prior to the Initial Public Offering were granted at the Directors' estimate of the market value of NDS, as supported by independent advice. Vested options became exercisable following the Initial Public Offering of the Series A ordinary shares on 22 November, 1999. Options granted on, and subsequent to, the Initial Public Offering have been granted at an exercise price equal to the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the date of grant.

In addition, NDS operates employee share ownership schemes in the UK, Israel and USA. These enable employees to enter into a fixed-term savings contract with independent financial institutions linked to an option to subscribe for Series A ordinary shares in NDS. The option price is set at a discount of between 15% and 20% of the quoted closing price of the Series A ordinary shares on the NASDAQ Exchange on the last trading day before the announcement of the schemes.

| | Parent Entity | |
|---|---|---|
| | 2003 | 2002 |
| Details of options under this scheme are as follows: | | |
| On issue 1 July, 2002 (1 July, 2001) | 4,505,568 | 3,752,943 |
| Issued during the period | 960,927 | 1,021,638 |
| Exercised during the period | | (69,878) |
| Lapsed during the period | (1,258,586) | (199,135) |
| Outstanding at 30 June, 2003 (30 June, 2002) | 4,207,909 | 4,505,568 |
| Lapsed during the period | (8,000) | (17,608) |
| Exercised during the period | (656) | |
| Outstanding at 13 August, 2003 (14 August, 2002) | 4,199,253 | 4,487,960 |
| Exercise price range | $6.82-$122.31 | |
| Expiry dates | August 2004-February 2013 | |

The market value of the options issued during the year under these plans amounted to $6.1 million.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following assumptions: weighted average risk-free interest rate of 3.15%; dividend yield of nil; expected volatility of 58%; and expected life of options of 6 years.

All employees are entitled to participate in the plans, however (with the exception of the employee share ownership schemes which are open to all), management determines to whom and how many options are granted.

## ➤ NOTE 25 Contributed equity (continued)

**News International Sharesave Scheme**

In October, 1997, shareholders approved the establishment of a sub-plan to The News Corporation Share Option Plan. The U.K. Sub-Plan is a salary sacrifice savings scheme, which was established for the benefit of U.K. resident employees of News International plc, an indirect, wholly owned subsidiary of The News Corporation Limited, to provide those employees with an opportunity to participate in the equity of The News Corporation Limited. The U.K. Sub-Plan involves the grant of options over preferred shares to participating employees. The option entitles holders to call for the delivery to them of these shares upon the maturity of 3, 5 or 7 year savings plans which were implemented in conjunction with the plan. The options have an exercise price which represents a discount of up to 20% of the market price of the shares at the date of the grant of the option. The exercise price is paid by an automatic withdrawal from the participant's saving plan in favour of the Trustee who, on exercise of the option, uses those proceeds to acquire the requisite number of shares and transfer them to the participant.

| | Parent Entity | |
|---|---|---|
| | 2003 | 2002 |
| Details of options under this scheme are as follows: | | |
| On issue 1 July, 2002 (1 July, 2001) | 6,042,413 | 7,568,084 |
| Issued during the period | 3,502,294 | 896,197 |
| Exercised during the period | (397,687) | (1,926,885) |
| Lapsed during the period | (1,923,129) | (494,983) |
| Outstanding at 30 June, 2003 (30 June, 2002) | 7,223,891 | 6,042,413 |
| Exercised during the period | (22,083) | (42,712) |
| Lapsed during the period | (53,527) | (77,748) |
| Outstanding at 13 August, 2003 (14 August, 2002) | 7,148,281 | 5,921,953 |
| Exercise price range | $5.29-$13.42 | |
| Expiry dates | August 2003-August 2010 | |
| Proceeds received on exercise of option | $2.4 million | |

The market value of options issued during the year under these plans amounted to $12 million. The fair value of each option grant is estimated using the assumptions described on page 43.

**Liberty Media Transaction**

In March 2003, the Group and Liberty Media Corporation ("Liberty") entered into an agreement under which Liberty has the right, prior to 28 September, 2003, to purchase US$500 million of the Group's preferred limited voting ordinary ADRs, at US$21.50 ($35.93) per ADR. If Liberty does not exercise its right, the Group can require Liberty to purchase US$500 million ($835 million) of its preferred limited voting ordinary ADRs, at this price should the Group acquire an ownership interest in Hughes Electronics Corporation prior to 27 March, 2005.

**Net Tangible Asset Backing Per Share**

Net tangible asset backing per ordinary share is $(0.24) (2002 $(0.32)). The net tangible asset backing per ordinary share is based on the asset values disclosed in the Statement of Financial Position and does not reflect the market value of investments which, in some cases, significantly exceeds book values.

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |

## ➤ NOTE 26 Outside equity interests in controlled entities

| | 2003 | 2002 |
|---|---|---|
| Subsidiary contributed equity | 5,740 | 4,330 |
| Retained profits | 644 | 534 |
| Reserves | 13 | 13 |
| | 6,397 | 4,877 |

Outside equity interests in controlled entities primarily relates to interests in FEG, SKY Italia, NDS and New Millennium.

On 30 March, 2001, the Group's film distribution arrangement with New Millennium Investors LLC ("New Millennium") expired. The Group acquired the outstanding equity of New Millennium and repaid all of New Millennium's existing debt, resulting in the acquisition of film inventories of US$650 million ($1,314 million) and the elimination of current and non-current payables of US$117 million ($237 million). Concurrently, the Group entered into a new series of film rights agreements whereby a controlled consolidated entity of the Group, Cornwall Venture LLC ("NM2"), that holds certain library film rights, funds the production or acquisition costs of all eligible films, as defined, to be produced by Twentieth Century Fox Film Corporation ("TCF"), a subsidiary of the Group, between 2001 and 2005 (these film rights agreements, as amended, are collectively referred to as the "New Millennium II Agreement"). NM2 is a separate legal entity from the Group and TCF and has separate assets and liabilities. NM2 issued a preferred limited liability membership interest ("Preferred Interest") to a third party to fund the film financing, which is presented on the consolidated Statement of Financial Position as outside equity interests in controlled entities. The Preferred Interest has no fixed redemption rights but is entitled to an allocation of the gross receipts to be derived by NM2 from the distribution of each eligible film. Such allocation to the extent available based on the gross receipts from the distribution of the eligible films consists of (i) a return on the Preferred Interest (the "Preferred Payments"), based on certain reference rates (generally based on US commercial paper rates or LIBOR) prevailing on the respective dates of determination, and (ii) a redemption of the Preferred Interest, based on a contractually determined amortisation schedule. The Preferred Interest has a preference in the event of a liquidation of NM2 equal to the unredeemed portion of the investment plus any accrued and unpaid Preferred Payments.

The net change in Preferred Interest outstanding was US$88 million ($133 million) and US$8 million ($14 million) for the years ended 30 June, 2003 and 2002, respectively. These amounts were comprised of issuances by the Group of additional Preferred Interest under New Millennium II in the amount of US$ 520 million ($783 million) and US$657 million ($1,165 million) and redemptions by the Group of Preferred Interest of US$ 608 million ($916 million) and US$649 million ($1,150 million) during fiscal year 2003 and 2002, respectively.

At 30 June, 2003, there was $1,148 million (2002 $1,507 million) of Preferred Interest outstanding, which is included in the Statement of Financial Position as outside equity interest in controlled entities, with the Preferred Payments recorded in the Statement of Financial Performance as outside equity interest.

A Ratings Trigger Event for the above agreement would occur if the Group's debt rating:

(i) (a) falls below BB+ and below Ba1, or (b) falls below BB, or (c) falls below Ba2, or (d) it is not rated by both rating agencies, and, in each case, the Group has not, within ten business days after the occurrence of such event, provided credit enhancement so that the resulting agreement is rated at least BB+ and Ba; or

(ii) (a) falls below BBB- and Baa3, or (b) it is not rated by both rating agencies, and, in each case, more than US$25 million in capital payments redeemable at that time from film gross receipts remain unredeemed for at least one quarter.

If a Ratings Trigger Event were to occur, then (a) no new films will be transferred, (b) rights against certain film assets may be enforced, and (c) the Preferred Interest may become redeemable.

During the year ended 30 June, 2003, no Ratings Trigger Event occurred. If a Ratings Trigger Event were to occur, then US$425 million ($640 million) (or approximately 56% of the outstanding balance at 30 June, 2003) may be payable immediately. The balance of the redemption would be payable to the extent of future gross receipts from films that had been transferred to NM2.

## ➤ NOTE 27 Contingent liabilities

(a) Regional Programming Partners

In December 1997, Rainbow Media Sports Holdings, Inc. ("Rainbow") (a subsidiary of Cablevision Systems Corporation) ("Cablevision") and Fox Sports Net, Inc. ("Fox Sports Net") (a subsidiary of the Group) formed Regional Programming Partners ("RPP") to hold various programming interests in connection with the operation of certain Regional Sports Networks ("RSNs"). Rainbow contributed various interests in RSNs, the Madison Square Garden Entertainment Complex, Radio City Music Hall, the New York Rangers National Hockey League franchise, and the New York Knickerbockers National Basketball Association franchise, to RPP in exchange for a 60% partnership interest in RPP, and Fox Sports Net contributed US$850 million ($1,295 million) in cash for a 40% partnership interest in RPP.

Pursuant to the RPP partnership agreement upon certain actions being taken by Fox Sports Net, Rainbow has the right to purchase all of Fox Sports Net's interests in RPP. The buyout price will be the greater of (i) (a) US$2.125 billion ($3.2 billion), increased by capital contributions and decreased by capital distributions, times Fox Sports Net's interest in RPP plus (b) an 8% rate of return on the amount in (a) and (ii) the fair market value of Fox Sports Net's interest in RPP. Consideration will be, at Rainbow's option, in the form of cash or a three-year note with an interest rate of prime plus 1/2%.

In addition, for 30 days following 18 December, 2005 (the "Put Date") and during certain periods subsequent to the put date so long as RPP has not commenced an initial public offering ("IPO") of its securities, Fox Sports Net has the right to cause Rainbow to, at Rainbow's option, either (i) purchase all of its interests in RPP or (ii) consummate an IPO of RPP's securities. The purchase price will be the fair market value of Fox Sports Net's interest in RPP and the consideration will be, at Rainbow's option, in the form of marketable securities of certain affiliated companies of Rainbow or a three year note with an interest rate of prime plus 1/2%. The determination of the fair market value of the investment in RPP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration received from Rainbow.

In connection with the above transaction, Rainbow and Fox Sports Net formed National Sports Partners ("NSP") in which each of Rainbow and Fox Sports Net were issued a 50% partnership interest to operate Fox Sports Net ("FSN"), a national sports programming service that provides its affiliated RSNs with 24 hour per day national sports programming. In addition, Rainbow and Fox Sports Net formed National Advertising Partners ("NAP"), in which each of Fox Sports Net and Rainbow were issued a 50% partnership interest, to act as the national advertising sales representative for the Fox Sports Net-owned RSNs and the RPP-owned and managed RSNs. Independent of the arrangements discussed above relating to RPP, for 30 days following the put date and during certain periods subsequent to the put date, or any subsequent put date so long as NSP and NAP have not commenced an IPO of its securities, Rainbow has the right to cause Fox Sports to, at Fox Sports' option, either (i) purchase all of Rainbow's interests in NSP and NAP, or (ii) consummate an initial public offering of NSP's and NAP's securities. The purchase price will be the fair market value of Rainbow's interest in NSP and NAP and the consideration will be, at Fox Sports Net's option, in the form of marketable securities of certain affiliated entities of Fox Sports Net or a three-year note with an interest rate of prime plus 1/2%. The determination of the fair market value of the investments in NAP and NSP will be made in accordance with the terms of the partnership agreement and will be affected by the valuation of the consideration paid to Rainbow.

In January 2003, FSN exercised its right to put its 50% direct ownership interests in SportsChannel Chicago Associates and SportsChannel Pacific Associates (collectively, the "SportsChannels") to RPP in connection with the Rainbow Transaction. In March 2003, RPP and FSN agreed on a US$150 million ($252 million) purchase price for the interest in the SportsChannels, payable in the form of a three-year promissory note of a subsidiary of RPP, the terms of which are under negotiation. The transaction is expected to close in the first half of fiscal 2004. Following the closing of this sale, the SportsChannels will be held 100% by RPP and indirectly 40% by Fox Sports Net and 60% by Rainbow, and each will remain a Fox Sports Net affiliate.

## ➤ NOTE 27 Contingent liabilities (continued)

(b) PanAmSat International Systems

In late June 2003, an arbitration award was issued in favour of PanAmSat International Systems against the Group. The arbitration involved a dispute regarding the termination provisions of an agreement to provide satellite transponder capacity over India. The Group disagrees with the findings of fact and the conclusions of law reached by the arbitrator and, pursuant to the terms of the arbitration agreement between the parties, intends to appeal the award. Also see Note 6(o).

(c) NDS

On 6 June, 2003, Echostar Communications Corporation filed an action against NDS Group plc and NDS Americas Inc. (together "NDS") in the United States District Court for the Central District of California. The complaint purports to allege claims for violation of the Digital Millennium Copyright Act, the Communications Act of 1934, the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint seeks injunctive relief, compensatory and exemplary damages and restitution. NDS believes the claims to be baseless, intends to vigorously defend the action and has filed a motion to dismiss the complaint.

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. ("DIRECTV") and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV's request, the action was filed under seal. Additionally, on 21 October, 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of the Group's acquisition of a 34% interest in Hughes Electronics Corporation (see Note 33). Upon the closing of the acquisition of the Hughes interest, the litigation and all claims and counter claims alleged therein will be dismissed with prejudice.

On 2 October, 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to Canal+ Technologies' claims (these claims have been dismissed) and EchoStar's claims. NDS is cooperating with the investigation. NDS was advised by the U.S. Attorney's Office in San Diego that it is not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has recently been transferred to the U.S. Attorney's Office for the Central District of California.

On 25 July, 2003, Sogecable, S.A. and its subsidiary Canalsatelite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies, filed an action against NDS in the United States District Court for the Central District of California. The complaint purports to allege claims for violation of the Digital Millennium Copyright Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purports to allege claims for interference with contract and prospective business advantage and common law unfair competition. The complaint seek injunctive relief, compensatory and exemplary damages and restitution. NDS Americas, Inc. responded to the complaint by filing a motion to dismiss the complaint in its entirety. That motion is currently scheduled to be heard by the court on 6 October, 2003. The response of NDS Group plc to the complaint is not yet due. NDS believes the claims to be baseless and intends vigorously to defend them.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 27 Contingent liabilities (continued)

(d) Hughes Electronics Transaction

In April 2003, a putative derivative and shareholder class action (*Norman Levin v. K. Rupert Murdoch et al.*, 03 CV 2929) was filed in the United States District Court for the Southern District of New York against FEG's board members and FEG (as nominal defendant), alleging among other things that in approving the Hughes transaction (see Note 33), they breached their fiduciary duties to FEG's public shareholders. The action seeks monetary and unspecified equitable relief. FEG and FEG's board members intend vigorously to defend this action. On 15 July, 2003, defendants moved to dismiss the complaint.

In April 2003, six putative shareholder class actions were filed in state courts in Delaware (four actions) and California (two actions) against General Motors ("GM") and certain of its board members, alleging that in approving the above-described transaction, the defendants breached their fiduciary duties to public holders of GM's Class H shares. Hughes and its board members are defendants in certain of these actions and are also alleged to have breached fiduciary duties to the same shareholders. The Group is a defendant in two of the Delaware actions and is alleged to have aided and abetted the other defendants' purported breaches of fiduciary duties. The actions seek monetary and injunctive relief, including enjoining consummation of the transaction. The Group believes it is entitled to indemnification by GM under the agreements related to the transaction.

The Group has not been served in any of these actions. The Delaware actions were consolidated on 6 May, 2003, and a consolidated complaint is currently scheduled to be filed on 5 September, 2003. If and when served, the Group intends vigorously to defend these actions.

(e) Other

Various claims arise in the ordinary course of business against controlled entities. The amount of the liability (if any) at 30 June, 2003 cannot be ascertained, and the parent entity believes that any resulting liability would not materially affect the financial position of the Group.

Income tax would arise if certain fixed assets, investments and publishing rights, titles and television licences were disposed. As there is no present intention to dispose of any of these assets, the Directors believe it would be misleading to record any amount against this contingency.

## ➤ NOTE 28 Commitments

The Group has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarises the Group's material firm commitments at 30 June, 2003.

| | | A$ million | | | | |
|---|---|---|---|---|---|---|
| | | Payments Due by Period | | | | |
| | Note | Total | 1 year | 2-3 years | 4-5 years | After 5 years |
| Contracts for Capital Expenditure | | | | | | |
| Plant and machinery | | 136 | 118 | 15 | 3 | |
| Operating Leases (a) | | | | | | |
| Land and buildings | | 3,206 | 274 | 497 | 473 | 1,962 |
| Plant and machinery | | 1,469 | 288 | 436 | 323 | 422 |
| | | 4,675 | 562 | 933 | 796 | 2,384 |
| Other commitments | | | | | | |
| Unsecured loans payable | 21 | 12,331 | | 804 | 527 | 11,000 |
| Term loans | 21 | 98 | 33 | 65 | | |
| Exchangeable securities | 24 | 2,084 | | | | 2,084 |
| New Millennium II Preferred Interest | 26 | 1,148 | 760 | 388 | | |
| News America Marketing (b) | | 251 | 106 | 140 | 5 | |
| Major League Baseball (c) | | 2,503 | 532 | 1,270 | 701 | |
| National Football League (d) | | 3,473 | 1,092 | 2,381 | | |
| National Association of Stock Car Auto Racing (e) | | 2,140 | 293 | 812 | 790 | 245 |
| Cricket (f) | | 472 | 65 | 227 | 180 | |
| Other including programming (g) | | 12,051 | 3,656 | 3,901 | 2,077 | 2,417 |
| | | 36,551 | 6,537 | 9,988 | 4,280 | 15,746 |
| Total commitments, borrowings and contractual obligations | | 41,362 | 7,217 | 10,936 | 5,079 | 18,130 |

## ➤ NOTE 28 Commitments (continued)

The Group also has certain contractual arrangements in relation to certain associates that would require the Group to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Group does not expect that these contingent guarantees will result in any material amounts being paid by the Group in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Group expects to incur an obligation to make payments during that time frame.

| | A$ million | | | | |
|---|---|---|---|---|---|
| | | Amount of Commitment Expiration Per Period | | | |
| | Total | 1 year | 2-3 years | 4-5 years | After 5 years |
| Sports rights (h) | 1,518 | 111 | 149 | 167 | 1,091 |
| Transponder leases (i) | 514 | 48 | 90 | 83 | 293 |
| Star Channel (j) | 75 | 40 | 35 | | |
| Other | 185 | 2 | 4 | 74 | 105 |
| | 2,292 | 201 | 278 | 324 | 1,489 |

Guarantees amounting to $12,249 million (2002 $15,441 million) are given by the parent entity in respect of interest bearing liabilities outstanding.

a) The Group leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through 2036. In addition, the Group leases various printing plants which expire at various dates through 2094.

b) News America Marketing ("NAM"), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into minimum guarantee agreements with retailers.

c) The Group's contract with Major League Baseball ("MLB") grants the Group rights to telecast certain regular season and all post-season MLB games. The contract began with the 2001 MLB season and ends with the 2006 MLB season. The remaining future scheduled payments for telecast rights to such MLB games aggregated approximately US$1.7 billion as of 30 June, 2003. For the duration of the term of its contract with MLB, the Group has sublicensed telecast rights to certain MLB post-season games to The Walt Disney Company, and is entitled to be paid a sublicence fee aggregating US$495 million over the remaining term. The amounts reflected on this schedule have not been reduced by the sublicence.

d) Under the Group's contract with the National Football League ("NFL") through 2006, remaining future minimum payments for program rights to broadcast certain football games aggregated approximately US$2.3 billion as of 30 June, 2003, and are payable over the remaining term of the contract. This contract provided the NFL with the option to renegotiate the programming rights to broadcast certain football games at the end of the 2002 football season. This option was not exercised and expired in February 2003.

e) The Group's contracts with the National Association of Stock Car Auto Racing ("NASCAR"), which contain certain termination clauses, give the Group rights to broadcast certain NASCAR races through fiscal 2009 and exclusive NASCAR content rights as well as the NASCAR brand to be exploited with a new NASCAR cable channel or the existing Speed Channel through fiscal 2013. The remaining future minimum payments aggregated approximately US$1.4 billion as of 30 June, 2003, and are payable over the remaining terms assuming no early terminations.

f) The Group acquired the exclusive rights to transmit and exploit the signals for the 2003 and 2007 Cricket World Cups and other related International Cricket Council ("ICC") cricket events for a minimum guarantee of US$550 million through fiscal year 2007. The Group has guaranteed this contract and has been granted the first right of refusal and the last right to match the highest bid received for the broadcast rights in their respective territories. As of 30 June, 2003, the remaining minimum guarantee is US$313 million over the remaining term.

## ➤ NOTE 28 Commitments (continued)

g) The Group's minimum commitments and guarantees under certain other programming, local sports broadcast rights, players, licensing, telecommunications services and other agreements aggregated approximately $12,051 million at 30 June, 2003.

h) The Group has guaranteed various sports rights agreements for certain associated entities which aggregate approximately US$1,007 million (2002 US$1,050 million) and extend through 2019.

i) The News Corporation Limited has guaranteed various transponder leases for certain associated companies operating in Latin America. The aggregate of these guarantees is approximately US$341 million (2002 US$355 million) and extends to 2019.

j) The Group has guaranteed a bank loan facility of $75 million for Star Channel Japan pro rata with the groups ownership interest (17.78%). The facility covers a term loan of $35 million which matures in September 2005 and an agreement for overdraft of $40 million.

As at 30 June, 2002, the Group had commitments, borrowings and contractual obligations of $44.4 billion mainly comprising unsecured loans payable (as per Note 21) and commitments to broadcast television programs. Of these commitments, $8.3 billion was payable within one year, $15.6 billion was payable between 2 and 5 years and $20.5 billion was payable after 5 years.

## NOTE 29 Superannuation commitments

The Group participates in more than 70 pension and savings plans of various types, in a variety of jurisdictions covering, in aggregate, substantially all employees. The Group has a legally enforceable obligation to contribute to some plans and is not required to contribute to others. Australian and Asian plans include both contributory and non-contributory defined benefit plans and non-contributory accumulation plans. The plans of the United Kingdom controlled entities include both contributory accumulation plans, contributory and non-contributory defined benefit pension plans covering all eligible employees, while the plans of the United States subsidiaries include both defined benefit pension plans and non-contributory and contributory accumulation plans covering all eligible employees not covered by union administered plans. The non-vested portion of the accumulated benefit obligation at 30 June, 2003 was $55 million (2002 $45 million). The total pension and savings plan expense for the years ended 30 June, 2003, 2002 and 2001 was $107 million, $99 million and $69 million, respectively.

The Group makes contributions in accordance with applicable laws, awards, or contract terms in each jurisdiction in which the Group operates. From time to time, plan assets are in excess/deficit of the plan's obligations. The Group cannot access any plan assets when a surplus exists nor does it have a current legal obligation to make payments to fund deficits. Plan assets have been sufficient to fund all benefits in each of the years 2003, 2002 and 2001.

Each plan is responsible for conducting actuarial assessments of plan benefits and assets to the extent required by applicable law. Such actuarial assessments of plan benefits and assets take into account market values of plan assets, interest rates and expected future salary increases. Based on these assessments and recommendations, the Group makes contributions to the plan to meet its annual legal obligation. During 2003 the Group contributed amounts in excess of annual legal requirements.

The Statement of Financial Position includes accrued liabilities relating to the Group's pension obligation amounting to $196 million (2002 $241 million), primarily related to plans in the United States where actuarially determined pension costs have exceeded annual legal obligations.

Accumulated plan benefits and plan net assets for the Group's defined benefit plans as at 30 June, 2003 are as follows:

| | Assets Exceed Projected Benefits A$ million | Projected Benefits Exceed Assets A$ million | Total A$ million |
|---|---|---|---|
| Total accumulated benefit obligation | 535 | 1,839 | 2,374 |
| Effect of projected future salary increases | 6 | 159 | 165 |
| Total projected benefit obligations | 541 | 1,998 | 2,539 |
| Plan assets at market value | 610 | 1,038 | 1,648 |
| Plan assets in excess of (less than) projected benefit obligations | 69 | (960) | (891) |

Accumulated plan benefits and plan net assets for the Group's defined benefit plans as at 30 June, 2002 are as follows:

| | Assets Exceed Projected Benefits A$ million | Projected Benefits Exceed Assets A$ million | Total A$ million |
|---|---|---|---|
| Total accumulated benefit obligation | 473 | 1,523 | 1,996 |
| Effect of projected future salary increases | 1 | 139 | 140 |
| Total projected benefit obligations | 474 | 1,662 | 2,136 |
| Plan assets at market value | 573 | 1,095 | 1,668 |
| Plan assets in excess of (less than) projected benefit obligations | 99 | (567) | (468) |

The following assumptions were used with respect to the plans for the year ended 30 June, 2003:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Weighted average accrued discount rates used in determining the actuarial present value of accumulated plan benefits | 5.0%-6.0% | 6.0%-7.0% | 6.0%-7.8% |
| Expected Rate of Return on Plan Assets | 7.0%-8.0% | 7.0%-9.0% | 7.0%-10.0% |
| Rate of increase in future compensation | 3.5%-6.0% | 3.5%-5.5% | 3.5%-5.5% |

The Group believes that the discount rates used are representative of the prevailing long term interest rates existing at 30 June, 2003. In addition, the Group believes that the expected rate of return on plan asset assumptions are representative of the long term prospective rate.

As at 30 June, 2003, the Group had approximately 36,900 (2002 - 33,800, 2001 - 31,400) full-time equivalent employees worldwide.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 29 Superannuation commitments (continued)

Assets of the plans are invested primarily in managed funds which invest primarily in a combination of equity and fixed income investments.

Details of the major defined benefit and defined contribution plans in which the Group participates are:

| Name of Plan or Fund | Type of Benefit | Group Contribution Policies | Actuarial Assessment Date | Actuarial Assessment By |
|---|---|---|---|---|
| **Australia** | | | | |
| NewsSuper | Defined benefit and defined contribution | As required to fund defined benefit | 1 July, 2001 | William M Mercer Pty Limited |
| News Employees Superannuation Trust | Defined benefit and defined contribution | As required to fund defined benefit | 1 July, 2001 | William M Mercer Pty Limited |
| News Limited Group Superannuation Fund | Defined contribution | 9% of members' salaries | Not applicable | |
| **Hong Kong** | | | | |
| Star Provident Fund | Non-contributory and defined contribution | 10% of members monthly base salary | Not applicable | |
| Star Mandatory Provident Fund | Contributory and defined contribution | 5% of members' relevant monthly income | Not applicable | |
| **United Kingdom** | | | | |
| News International plc Pension and Life Assurance Plan for Senior Executives | Non-contributory and defined benefit | As required to fund defined benefit | 1 July, 2000 | William M Mercer Limited |
| News International Pension Plan | Contributory and defined contribution | 8% of members' basic pay | 1 October, 2001 | William M Mercer Limited |
| HarperCollins Pension & Life Assurance Scheme | Contributory and defined benefit | As required to fund defined benefit | 31 March, 2000 | Watson/Wyatt Consultants & Actuaries |
| HarperCollins Executive Pension & Life Assurance Scheme | Contributory and defined benefit | As required to fund defined benefit | 31 March, 2002 | Aon Limited |
| Digimedia Vision Pension and Life Assurance Plan | Contributory and defined benefit | As required to defined benefit | 1 December, 2001 | William M Mercer Limited |
| **United States** | | | | |
| News America Incorporated Employees' Pension and Retirement Plan | Non-contributory defined benefit | As required to fund defined benefit | 1 January, 2003 | Mercer Human Resource Consulting, Inc. |
| Fox Pension Plan | Non-contributory defined benefit | As required to fund defined benefit | 1 January, 2003 | Buck Consultants |
| Fox Investment Plan | Contributory defined contribution | The Group matches up to 3% of eligible compensation | Not applicable | |
| Pension Plan for Union Employees of Fox Television Stations, Inc. | Contributory defined benefit | As required to fund defined benefit plus voluntary member contributions | 1 January, 2003 | Buck Consultants |
| Los Angeles Dodgers' Pension Plan | Non-contributory defined benefit | As required to fund the benefit | 1 January, 2003 | The Epler Company |
| Los Angeles Dodgers' Savings Plan | Frozen contributory defined contribution | No contributions – frozen plan | Not applicable | |
| HarperCollins Retirement Plan | Non-contributory defined accumulation | From 1% to 14% of members' gross wages | Not applicable | |
| News America Incorporated Savings Plan | Contributory and defined contribution | The Group matches up to 3% of eligible compensation | Not applicable | |

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 30 Related party

**Directors in office and attendance at Board Meetings**

The following Directors were in office during the year and attended the following number of Board meetings:

| | | | |
|---|---|---|---|
| KR Murdoch AC | 7 | ASB Knight | 7 |
| GC Bible | 6 | GJ Kraehe AO | 6 |
| C Carey | 6 | JR Murdoch | 7 |
| P Chernin | 7 | LK Murdoch | 7 |
| KE Cowley AO | 7 | TJ Perkins | 5 |
| DF DeVoe | 7 | BC Roberts Jr. (resigned August 2002) | 1 |
| R Eddington | 6 | SS Shuman | 7 |
| JAM Erkko KBE | 2 | AM Siskind | 7 |

**Shares and options held by Directors**

The relevant interest of each Director in the share capital of The News Corporation Limited, as notified by the Directors to the Australian Stock Exchange Limited in accordance with section 300(11) of the Corporations Act 2001, at 30 June, 2003 is as follows:

| | The News Corporation Limited | | | | Fox Entertainment Group |
|---|---|---|---|---|---|
| | Ordinary Shares | Preferred Limited Voting Ordinary Shares | Ordinary Share Options | Preferred Limited Voting Ordinary Share Options | Common Stock |
| K R Murdoch AC* | 31,924 | 8,601 | | 24,000,000 | 5,000 |
| G C Bible | | | | 60,000 | |
| C Carey | | | | 5,312,000 | |
| P Chernin | | | | 18,275,000 | 4,444 |
| K E Cowley AO | | 50,843 | | 196,000 | |
| D F DeVoe | | | | 3,670,000 | 4,000 |
| R Eddington | | | | 897,000 | |
| J A M Erkko KBE | 24,000 | 30,000 | | 78,000 | |
| A S B Knight** | 339,348 | 400,000 | | 72,000 | |
| G J Kraehe AO | 5,122 | | | 24,000 | |
| J R Murdoch | 3,283 | 1,686 | | 1,062,352 | |
| L K Murdoch | 11,707 | 903 | | 3,640,000 | |
| T J Perkins | 28,372 | | | 72,000 | |
| S S Shuman | 121,993 | 641,031 | 16,000 | 104,000 | |
| A M Siskind | 27,871 | 50,143 | | 3,680,000 | 4,000 |
| As at 30 June, 2003 | 593,620 | 1,183,207 | 16,000 | 61,142,352 | 17,444 |
| As at 30 June, 2002 | 588,808 | 1,182,629 | 24,000 | 59,014,352 | 22,444 |

There have been no changes to the relevant interests of Directors between 30 June, 2003 and the date of this report.

* K R Murdoch AC additionally is deemed to have a relevant interest in shares by reason of his beneficial and trustee interests in Cruden Investments Pty. Limited, a substantial shareholder, and may also be entitled (as defined in the Corporations Act (2001)), to shares by reason of his connection with Kayarem Pty. Limited, which has a relevant interest in an additional 17,374,354 ordinary shares and 8,872,628 preferred limited voting ordinary shares.

** A S B Knight is deemed to have an interest by reason of his beneficial interest in a settlement, the trustees of which are Royal Bank of Canada Trustees Limited and Blomfield Trustees (Jersey) Limited.

Other than disclosed elsewhere in this note, since the end of the previous financial year no Director of the Group has received, or become entitled to receive, a benefit by reason of a contract made by the Group or a related corporation with the Director or with a firm of which they are a member or with a company in which they have a substantial financial interest.

## NOTE 30 Related party (continued)

**Share and option transactions with Directors and Director related entities**

Shares and options acquired in the parent entity during the year:

| | Parent Entity | |
|---|---|---|
| | 2003 | 2002 |
| Ordinary shares | 1,106,793 | 1,067,997 |
| Preferred limited voting ordinary shares | 460,000 | 284,752 |
| Preferred limited voting ordinary share options | 2,628,000 | 2,308,000 |

The exercising of options and the acquisition and disposal of shares were made on terms and conditions no more favourable than those offered to other share and option holders.

**Other Director transactions**

Directors of The News Corporation Limited and Directors of its related parties, or their director-related entities, conduct transactions with entities within the Group that occur within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those with which it is reasonable to expect the entity would have adopted if dealing with the Director or director related entity at arm's length in similar circumstances. These transactions include the following and have been quantified below where the transactions are considered likely to be of interest to users of the financial statements.

The Group has advanced US$1 million to C. Carey, a Director of the parent entity, in connection with the Director's relocation. This loan is repayable on or before 19 January, 2005.

S S Shuman is a non-executive Director of TNCL. He is also the Managing Director of Allen & Company Incorporated, a United States based investment bank. The fees paid to Allen & Company Incorporated were US$nil for 30 June, 2002 and 2003.

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 30 Related party (continued)

During the year there were transactions between the Group and Queensland Press Pty. Limited. Queensland Press Pty. Limited is controlled by Cruden Investments Pty. Limited in which K R Murdoch AC, by reason of his beneficial and trustee interest, may be deemed to have an interest. The net value of these transactions was $95,550,000 (2002 $62,408,000). Details of these transactions are outlined below.

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ '000 | |
| **Transactions with Queensland Press Pty. Limited** | | |
| Loan receivable from Queensland Press Pty. Limited (a) | | 170,000 |
| Funds on deposit (b) | | (30,500) |
| Acting as agent for the purchase of newsprint and other | 102,770 | 76,150 |
| Provision of editorial, advertising and other resources | 11,432 | 3,554 |
| Provision of printing and distribution facilities | (25,909) | (22,092) |
| Provision of printed matter | 5,057 | 4,796 |
| Sale of business at market value | 2,200 | |
| | 95,550 | 62,408 |
| **Transactions with other associated entities** | | |
| The Group conducts transactions with associated entities on arm's length basis under normal terms and conditions, no more favourable than those offered to others. | | |
| Sale of programming inventory | 246,732 | 309,105 |
| Provision of broadcasting systems | 200,181 | 205,884 |
| Provision of channel compilation and uplink services | 15,959 | 30,420 |
| Lease of transponder capacity | 15,435 | 17,424 |
| Provision of administrative services | 11,116 | 14,199 |
| Sale of advertising | 16,704 | 6,752 |
| Purchase of advertising | (12,796) | (14,963) |
| Sale of telephony services | 96,295 | 93,226 |
| Provision of printed matter | 9,193 | |

(a) The Group provided Queensland Press Pty. Limited with a subordinated and unsecured loan facility in the amount of $170 million. Interest was payable on this loan at the 90 day Bank Bill Swap Rate plus 0.6%. The Group recorded income of $5 million (2002 $10 million, 2001 $12 million) on this loan which is included in interest income from associated companies in Note 4. The loan was repaid in full during fiscal 2003.

(b) In fiscal 2002 Queensland Press Pty. Limited placed funds on deposit with News Limited, a wholly owned subsidiary of the Group. News Limited placed these funds on deposit on the money market and returned any interest earned thereon to Queensland Press Pty. Limited. This arrangement ended during fiscal 2003.

## ➤ NOTE 31 Controlled entities

The following entities are wholly owned unless otherwise stated.

| Company | Country of Incorporation |
|---|---|
| THE NEWS CORPORATION LIMITED # | Aust |
| A.C.N. 000 024 028 Pty. Limited | Aust |
| A.C.N. 105 222 026 Pty. Limited | Aust |
| A.C.N. 105 222 035 Pty Limited | Aust |
| A.C.N. 105 222 044 Pty Limited | Aust |
| A.N. Investments Pty. Limited # | Aust |
| Access Securities Pty. Limited # | Aust |
| Adelaide Rams Pty. Limited | Aust |
| Advertiser Newspapers Limited # | Aust |
| Advertiser-News Weekend Publishing Company Pty. Limited # | Aust |
| AH SO Pty. Limited | Aust |
| Allied Press Pty. Limited** | PNG |
| ALW Pty. Limited # | Aust |
| Asia Productions Limited | Mauritius |
| Australian Indoor Tennis Championships Pty. Limited | Aust |
| Australian News Network Pty. Limited # | Aust |
| Ayr Newspapers Pty. Limited # | Aust |
| B.B.A.C. Pty. Limited # | Aust |
| BB Sports Pty. Limited # | Aust |
| Binni Pty. Limited # | Aust |
| Bookcraft Printing Pty. Limited | Aust |
| Cable Media Investment Pty. Limited | Aust |
| Careerone Pty. Limited | Aust |
| Careerone Services Pty. Limited | Aust |
| Carlholt Pty Limited | Aust |
| Central Coast Publications Pty. Limited # | Aust |
| Chesterland Pty Limited | Aust |
| Control Investments Pty. Limited # | Aust |
| Cowboys Rugby League Football Limited | Aust |
| Cumberland Printers Pty. Limited # | Aust |
| Davies Brothers Limited # | Aust |
| Daventchell Pty Limited | Aust |
| EP Securities Pty. Limited | Aust |
| F.T.H. Properties Limited** | Fiji |
| Festival Allied International Trading House Pty. Limited # | Aust |
| Festival Music Pty. Limited # | Aust |
| Festival Records (NZ) Ltd** | NZ |
| Festival Records Pty. Limited # | Aust |
| Fiji Times Limited** | Fiji |
| Flying Nun Records (Australia) Pty. Limited # | Aust |
| Flying Nun Records Limited** | NZ |
| GoFish Online Services Pty. Limited | Aust |
| HWT (N.S.W.) Pty. Limited # | Aust |
| Larrikin Entertainment Pty. Limited | Aust |
| Leader Associated Newspapers Pty. Limited # | Aust |
| Leader Media Group Pty. Limited # | Aust |
| Leteno Pty. Limited | Aust |
| Lisrich Pty. Limited # | Aust |
| Lower Burdekin Newspaper Company Pty. Limited # | Aust |
| Melodian Records Pty. Limited # | Aust |
| Messenger Press Pty. Limited # | Aust |
| Mirror Newspapers Limited # | Aust |
| Mushroom Assets Pty. Limited # | Aust |
| Mushroom Distribution Services Pty. Limited # | Aust |
| Mushroom Multi Media Pty. Limited # | Aust |
| Mushroom Records International B.V. | Netherlands |
| Mushroom Records Pty. Limited # | Aust |
| N.Q.N. Investments Pty. Limited # | Aust |
| National Rugby League Investments Pty. Limited | Aust |
| Nationwide News Pty. Limited # | Aust |
| Nationwide Newspapers Pty. Limited # | Aust |
| News Broadcasting Australia Pty. Limited | Aust |
| News Classifieds Network (NCN) Pty. Limited # | Aust |
| News Data Security Products Limited | Hong Kong |
| News Finance (HK) Limited | Hong Kong |
| News Finance Pty | Aust |
| News Group Holdings Pty. Limited # | Aust |
| News Holdings (NZ) Limited** | NZ |
| News Interactive Pty. Limited # | Aust |
| News Limited # | Aust |
| News Magazines Pty. Limited | Aust |
| News NT Investments Limited # | Aust |
| News Pay TV Pty. Limited | Aust |
| News Printing Limited | Hong Kong |
| News Publishers Holding Pty Limited | Aust |
| News Sports Programming Pty. Limited # | Aust |
| News TV Magazines Pty. Limited | Aust |
| News U.S. Holdings Pty. Limited # | Aust |
| Newscorp Music Pty. Limited # | Aust |
| Newscorp Overseas Limited | Cayman Islands |
| Pacific Publications (Fiji) Limited** | Fiji |
| Perth Print Pty. Limited # | Aust |
| Picture This Records Pty. Limited # | Aust |
| Radmar Pty. Limited # | Aust |
| Reef League Pty. Limited | Aust |
| Rosella Music Pty. Limited | Aust |
| Rugby International Pty. Limited # | Aust |
| SmartSource Marketing Pty. Limited | Aust |

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 31 Controlled entities (continued)

| Company | Country of Incorporation |
|---|---|
| Sparad (No 9) Pty. Limited # | Aust |
| Sports Online Pty. Limited # | Aust |
| SRC Holdings Limited | Cayman Islands |
| Standard Newspapers Limited # | Aust |
| Star China Investment (No. 1) Limited | BVI |
| Super League Pty. Limited | Aust |
| Tejeku Pty. Limited # | Aust |
| Terrace Investments Pty. Limited # | Aust |
| The Herald and Weekly Times Limited # | Aust |
| The North Queensland Newspaper Company Limited # | Aust |
| The Sydney Suburban Newspaper Company Pty. Limited # | Aust |
| T-Net Online Pty. Limited # | Aust |
| United Media Pty. Limited # | Aust |
| Wespre Limited # | Aust |
| Winston Investments Pty. Limited | Aust |
| | |
| NEWSCORP INVESTMENTS LIMITED | UK |
| Admacroft Limited | UK |
| Applied Decision Systems Limited | UK |
| Broadsystem Limited | UK |
| Broadsystem Ventures Limited | UK |
| Canterpath Investments Limited | UK |
| Canterpath Limited | UK |
| Centrecore Limited | UK |
| Convoys (London Wharves) Limited | UK |
| Convoys Limited | UK |
| Convoys Pension Trustees Limited | UK |
| Convoys Transport Limited | UK |
| CRAIB Limited | Ireland |
| Crescent Wharves Limited | UK |
| Delphi Internet Limited | UK |
| Deptford Cargo Handling Services Limited | UK |
| Eric Bemrose Limited | UK |
| Eric Bemrose Staff Pension Trustees Limited | UK |
| Eric Bemrose Works Pension Trustees Limited | UK |
| Festival Records International Limited | UK |
| Fiori Limited | UK |
| Firedup.com Limited | UK |
| HDM Worboys Limited | UK |
| Homeground Marketing Limited | UK |
| Integrated Solutions Development Limited | UK |
| KIP Limited | UK |
| Learnfree Limited | UK |
| Lyntress Limited | UK |
| Media Debt Collections Limited | UK |
| Murdoch Magazines (UK) Limited | UK |

| Company | Country of Incorporation |
|---|---|
| News (UK) Limited | UK |
| News 2026 Limited | UK |
| News Collins Holdings Limited | UK |
| News Collins Limited | UK |
| News Corp Europe Limited | UK |
| News Corp Europe S.r.l. | Italy |
| News Corp Europe d.o.o | Croatia |
| Newscorp Investment Partnership | Aust |
| News German Television Holdings GmbH | Germany |
| News Group Newspapers Limited | UK |
| News International Advertisements Limited | UK |
| News International Advertisements (Ireland) Limited | UK |
| News International Associated Services Limited | UK |
| News International Distribution Limited | UK |
| News International Holdings Limited | UK |
| News International Newspapers (Knowsley) Limited | UK |
| News International Newspapers (Scotland) Limited | UK |
| News International Newspapers (Ireland) Ltd | UK |
| News International Newspapers Limited | UK |
| News International Pension Trustees Limited | UK |
| News International Limited | UK |
| News International Supply Company Limited | UK |
| News International Television Investment Company Limited | UK |
| News International Television Limited | UK |
| News Japan Programming Services Limited | UK |
| News Magazines Holdings Limited | UK |
| News Magazines Operations Pty. Limited | Aust |
| News NCH | UK |
| News Network Holdings Limited | UK |
| News Network Limited | UK |
| News Notes Limited | UK |
| News of the World Limited | UK |
| News Omnimedia Limited | UK |
| News Outdoor Limited | UK |
| News Promotions Limited | UK |
| News Property One Limited | UK |
| News Property Two Limited | UK |
| News Property Three Limited | UK |
| News Publishers Limited | Bermuda |
| News Retail Services Limited | UK |
| News Securities B.V. | Netherlands |
| News Securitie B.V. | Netherlands |
| News Netherlands B.V. | Netherlands |
| News Television Japan | UK |
| News Television Limited | UK |
| News Times Holdings Limited | UK |

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 31 Controlled entities (continued)

| Company | Country of Incorporation |
|---|---|
| News UK Nominees Limited | UK |
| Newscorp Netherlands Antilles N.V. | Netherlands Antilles |
| Newscorp Preference Limited | Cayman Islands |
| NGN Editorial Pension Trustees Limited | UK |
| NGN Executive Pension Trustees Limited | UK |
| NGN Staff Pension Plan Trustees Limited | UK |
| NI Radio Limited | UK |
| NI Syndication Limited | UK |
| Nursery World Limited | UK |
| Ordinto Investments | UK |
| Radio Productions London Ltd | UK |
| Salcombe Securities Limited | UK |
| Satellite Marketing and Advertising Limited | UK |
| Sky Channel Limited | UK |
| The Sun Limited | UK |
| The Sunday Times Limited | UK |
| The Times Educational Supplement Limited | UK |
| The Times Higher Educational Supplement Limited | UK |
| The Times Limited | UK |
| The Times Literary Supplement Limited | UK |
| The Times Network Systems Limited | UK |
| The Times Pension Trusts Limited | UK |
| Times Crosswords Limited | UK |
| Times Newspapers Holdings Limited | UK |
| Times Newspapers Limited | UK |
| Times Newspapers Production Company Limited | UK |
| TNL Pension Trustees Limited | UK |
| Tower Trustees Limited | UK |
| TSL Education Limited | UK |
| Virginia Three Limited | UK |
| Virginia Two Limited | UK |
| Welling Storage Limited | UK |
| Worldwide Learning Limited | UK |
| | |
| HARPERCOLLINS PUBLISHERS INC. | USA |
| Editora Harper & Row de Brazil Ltda. | Brazil |
| Editora Vida Ltda. | Brazil |
| The Zondervan Corporation | USA |
| Vida Publishers, Inc. | USA |
| Zondervan (republica Dominicana) S.A | Dominican Republic |
| Zondervan International, Inc. | USVI |
| | |
| HARPERCOLLINS (UK) | UK |
| Collins Bartholomew Limited | UK |
| Collins Desktop Publishing Limited | NZ |
| Dolphin Bookclub Limited | UK |
| Dovcom Nominees Pty. Limited | Aust |
| Fourth Estate Limited | UK |
| George Allen & Unwin (Publ) Limited | UK |
| Harper Kids Pty Ltd | Aust |
| Harper Educational (Australia) Pty. Limited | Aust |
| HarperCollins Canada Limited | Canada |
| HarperCollins Investments (UK) Limited | UK |
| HarperCollins Publishers (Australia) Pty. Limited | Aust |
| HarperCollins Publishers (New Zealand) Limited | NZ |
| HarperCollins Publishers Limited | UK |
| HarperCollins Publishers Pensions Trustee Co. Limited | UK |
| HarperCollins Publishers Pty Limited | Aust |
| Marshall Pickering Holdings Limited | UK |
| Pollokshields Printing Services Limited | UK |
| Thorsons Publishers Limited | UK |
| Thorsons Publishing Group Limited | UK |
| Times Books Group Limited | UK |
| Times Books Limited | UK |
| Unwin Hyman Limited | UK |
| William Collins Holdings Limited | UK |
| William Collins International Limited | UK |
| William Collins Sons & Company Limited | UK |
| | |
| NEWS PUBLISHING AUSTRALIA LIMITED | USA |
| 21st Century Holdings Limited | Hong Kong |
| All Satellite T.V. Equipment Company Ltd | Hong Kong |
| All Satellite Broadcasting Company Limited | BVI |
| Anurak Investments Ltd | Mauritius |
| ASkyB Holdings, Inc. | USA |
| Acetic Investments Ltd | Mauritius |
| Asian Broadcasting FZE | UAE |
| Asian Cable Systems Private Limited | Mauritius |
| Asian Music Corporation Limited | BVI |
| Austair, Inc. | USA |
| BAHU Taiwan Co., Ltd | Taiwan |
| Best Alliance Profits Limited | BVI |
| Balkan News Corporation EAD | Bulgaria |
| Broadsystem Incorporated | USA |
| BSkyB Holdco, Inc. | USA |
| Buzzer Investments Ltd | Mauritius |
| Cable Technology Asia Corporation | Philippines |
| Channel V Music Networks Limited Partnership | Hong Kong |
| Channel [V] Netherlands No 1 B.V. | Netherlands |
| Channel [V] Netherlands No 2 B V. | Netherlands |
| Crombie International Ltd | Mauritius |
| Digital Star Company Limited | Cayman Islands |

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 31 Controlled entities (continued)

| Company | Country of Incorporation |
|---|---|
| Dimples Investments Limited | BVI |
| DLO Corporation | USA |
| Eastrise Profits Limited | BVI |
| Edgecliff Investments Ltd | Mauritius |
| EFL Licensing, Inc. | USA |
| epartners Limited | USA |
| Evergreen Trading Co, Inc. | USA |
| FEG Holdings, Inc. | USA |
| Festival Books and Associates Limited** | Hong Kong |
| Fieldmouse Production, Inc. | USA |
| Fortune Star Entertainment (HK) Limited | Hong Kong |
| Fortune Star Entertainment (UK) Limited | UK |
| Fortune Star Entertainment Limited | BVI |
| Fox Acquisition Sub, Inc. | USA |
| Fox, Inc. | USA |
| Fox Studios East, Inc. | USA |
| Fox TV 10 Holdings, Inc. | USA |
| Fruition Goal Limited | BVI |
| Genuine Internet, Inc. | USA |
| Global Cricket Corporation Pte Ltd | Singapore |
| GMH Merger Sub, Inc. | USA |
| Greenwich Investments Ltd | Hong Kong |
| Heiko, LLC | USA |
| Heritage Broadcasting Group, Inc. | USA |
| Heritage GP, Inc. | USA |
| Heritage Media Corporation | USA |
| Heritage Media Management, Inc. | USA |
| Heritage Media Services, Inc. | USA |
| HMI Broadcasting Corporation | USA |
| Hong Kong DTV Company Limited | Hong Kong |
| Indian Region Broadcasting Limited | Hong Kong |
| International Global Networks B.V. | Netherlands |
| Invicom Limited | Ireland |
| KIHT, Inc. | USA |
| Kushmore Profits Limited | BVI |
| Livewire Programme & Trading Co. Private Limited** | India |
| LJL Corp. | USA |
| LTVGIA Holdco, Inc. | USA |
| LUVSG Holdco, Inc. | USA |
| Mandarin-Media Assets Limited | BVI |
| Maximum Marks Limited | Hong Kong |
| Media Assets (Cayman) Limited | Cayman Islands |
| Media Consultancy YH | Korea |
| Moonglow International Limited | BVI |
| Mulberry Investments Ltd | Mauritius |
| Murdoch Publications, Inc. | USA |

| Company | Country of Incorporation |
|---|---|
| NAHI Real Estate Corporation | USA |
| NAI Australian Finance Sub I, Inc. | USA |
| NAI Australian Finance Sub II, Inc. | USA |
| NAPI G.P. Corp., Inc. | USA |
| NAPI/WNS, Inc. | USA |
| NDS Holdco, Inc. | USA |
| New Found International Limited | BVI |
| News Air, Inc. | USA |
| News Advertising Sales, Incorporated | USA |
| News America DTH Leasing, Inc. | USA |
| News America DTH Techco, Inc. | USA |
| News America Finance, Inc. | USA |
| News America Holdings Incorporated | USA |
| News America Incorporated | USA |
| News America In-Store, Inc. | USA |
| News America Magazines, Inc. | USA |
| News America Marketing FSI, Inc. | USA |
| News America Marketing In-Store Services, Inc. | USA |
| News America Marketing Interactive, Inc. | USA |
| News America Marketing Properties, Inc. | USA |
| News America Publishing Incorporated | USA |
| News America Real Estate, Inc. | USA |
| News Bulgaria, Inc. | USA |
| News Bulgaria Television, LLC | USA |
| News Cayman 2000 Limited | Cayman Islands |
| News Cayman DTH (Mexico) Limited | Cayman Islands |
| News Cayman DTH Limited | Cayman Islands |
| News Cayman Holdings Limited | Cayman Islands |
| News Communications (HK) Limited | Hong Kong |
| Newscorp Cayman International Limited | Cayman Islands |
| Newscorp Japan Holdings B.V. | Netherlands |
| Newscorp Japan Holdings BV Holdco Inc | Netherlands |
| Newscorp Japan Investments B.V. | Netherlands |
| News Corporation | USA |
| News Corporation (China) Limited | Hong Kong |
| News Digital Media, Inc. | USA |
| News DTH (Latin America) Investments Limited | Cayman Islands |
| News DTH (Mexico) Investments Limited | Cayman Islands |
| News DTH do Brasil Comercios & Paticipacoes | Brazil |
| News DTH Argentina Holdings, Inc. | USA |
| News DTH Investment Limited | Cayman Islands |
| News Group / Times Newspapers U.K., Inc. | USA |
| News Group Realty Corporation | USA |
| News In-Flight Network Company | USA |
| News Investments UK Limited | USA |
| News Limited of Australia, Inc. | USA |

## ➤ NOTE 31 Controlled entities (continued)

| Company | Country of Incorporation | Company | Country of Incorporation |
|---|---|---|---|
| News Marketing Canada Corp. | Canada | Starvision Hong Kong Limited | Hong Kong |
| News PD Investments (BVI) Limited | BVI | Star (China) Limited | BVI |
| News PLD LLC | USA | Star (Middle East) Limited | BVI |
| News Publishers Investments Pty Limited | Aust | Star (Taiwan) Limited | BVI |
| News Regional Sports Holdings Limited | Cayman Islands | Star Advertising Sales Limited | UK |
| News Regional Sports Member Limited | Cayman Islands | Star Alfaro Ltd | Cayman Islands |
| News Romania Inc. | USA | Star Asian Movies Limited | BVI |
| News Sports Programming, Inc. | USA | Star Baazee Investment Limited | BVI |
| News T Investments, Inc. | USA | Star Daroca Ltd | Cayman Islands |
| News T Magazines, Inc. | USA | Star DTH (No. 1) Co. Ltd | Mauritius |
| News T Operations, Inc. | USA | Star EKCS Cable Holding Company Limited | Cayman Islands |
| News Television B.V. | Netherlands | Star Encryption Networks Limited | Cayman Islands |
| News Television Romania S.r.l. | Romania | Star Group Limited | Cayman Islands |
| News Triangle Finance, Inc. | USA | Star India Private Limited | India |
| News TV Romania B.V. | Netherlands | Star Indiaproperties Investment Limited | BVI |
| News Yacht Limited | Cayman Islands | Star International Movies Limited | BVI |
| NJHBV HoldCo Inc | USA | Star Investment Company Limited by shares | Taiwan |
| NYP Holdings, Inc. | USA | Star ISP Ltd | Mauritius |
| NYP Realty Corporation | USA | Star Motilla Ltd | Cayman Islands |
| Omni Holdings, Inc. | USA | Star News Broadcasting Limited | BVI |
| Pine Hill Investments Private Ltd | Mauritius | Star Regional (SEA) Pte. Ltd | Singapore |
| Precision Components Private Limited** | India | Star Television Advertising Limited | BVI |
| Quazar Investments (Mauritius) Limited | Mauritius | Star Television Asia Limited | BVI |
| Repaca, Inc. | USA | Star Television Entertainment Limited | BVI |
| Riddle Investments Ltd | Mauritius | Star Television News Limited | BVI |
| Rugged Limited | Bermuda | Star Television Oriental Limited | BVI |
| SAAS Taiwan Co., Ltd | Taiwan | Star Television Productions Limited | BVI |
| San Antonio Film Features, Inc. | USA | Star Television Technical Services Limited | BVI |
| Satellite Television Asian Region B.V. | Netherlands | Star TV (Nominees) Limited | Hong Kong |
| Satellite Television Asian Region Limited | Hong Kong | Star TV Filmed Entertainment (HK) Limited | Hong Kong |
| SESLA, Inc. | USA | Star TV Filmed Entertainment Limited | BVI |
| SGL Entertainment Limited | BVI | STAR US Holdings, Inc. | USA |
| Shining Profits Limited | BVI | STAR US Holdings Subsidiary, Inc. | USA |
| Sky Global Holdings, Inc. | USA | Star Villena Ltd | Cayman Islands |
| Sky Global Holdings LLC | USA | Star Zafra Ltd | Cayman Islands |
| Sky Global Networks, Inc. | USA | Success Echo Limited | BVI |
| Sky Global Operations, Inc. | USA | Superfair Development Limited | Hong Kong |
| Sky Global Services, Inc. | USA | Supermarket Radio Network, Inc. | USA |
| Sky Hill Enterprises Limited | Hong Kong | SVJ Holding Limited | Mauritius |
| Smart Source Direct, Inc. | USA | TENC, Inc. | USA |
| Spanish Investments Ltd | Mauritius | The Express-News Corporation | USA |
| Sports Team Analysis and Tracking System of Missouri,Inc. | USA | The News Corporation Limited Japan | Japan |
| | | Touch Tele Content (India) Private Limited | India |
| STARTV ATC Holding Limited | BVI | TVGH Holdco, Inc. | USA |
| STARTV.COM (BVI) Limited | BVI | V Business (Thai) Limited | Thailand |
| STARTV.COM Holdings Limited | Bermuda | vDotcom (Thailand) Company Limited | Thailand |

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 31 Controlled entities (continued)

| Company | Country of Incorporation |
|---|---|
| vDotcom Holdings Limited | Hong Kong |
| WGH, Inc. | USA |
| WIL Music, Inc. | USA |
| World Printing Company, Inc. | USA |
| WVAI, Inc. | USA |
| Yarraton Limited | BVI |
| Xing Kong Chuan Mei Group Co., Ltd | BVI |
| | |
| SKY ITALIA S.r.l. | Italy |
| Atena Servizi S.p.A. | Italy |
| Channel Digitale S.r.l. | Italy |
| Europa TV S.p.A. | Italy |
| Gamma Televisiva S.p.A. | Italy |
| Omega TV S.p.A. | Italy |
| Prima TV S.p.A. | Italy |
| Sky News S.r.l. | Italy |
| Sky TV Italia S.r.l. | Italy |
| Tele+ S.r.l. | Italy |
| Telecare S.p.A. | Italy |
| Telepiu Funding S.A. | Italy |
| Telepiu S.p.A. | Italy |

| Company | Country of Incorporation | Percent Ownership |
|---|---|---|
| AH WR Pty. Limited | Aust | 62.50% |
| APR City/TVD LLC* | Russia | 46.05% |
| Aurum Media Group | Czech Republic | 56.25% |
| Beijing PDN Xin Ren Information Technology Co. Limited | China | 69.60% |
| Brisbane Broncos Limited | Aust | 68.87% |
| Classic FM VOF | Netherlands | 59.17% |
| Cobuild Limited | UK | 75.00% |
| epartners UK Management Limited | UK | 80.00% |
| eVentures Limited | UK | 50.00% |
| Exclusiv Media S.R.L | Romania | 75.00% |
| Forcewide Limited | Hong Kong | 60.00% |
| Indya.com Portal Private Limited** | India | 99.99% |
| Infosports NRL Pty. Limited | Aust | 90.00% |
| LogoVaz News Corporation LLC | Russia | 50.00% |
| Media Support Services Limited* | BVI | 46.05% |
| Mediwa Investments BV | Netherlands | 93.00% |
| Mercury Outdoor Displays Limited* | BVI | 46.05% |
| Microtrans Limited | UK | 80.00% |
| Multimedia Holdings B.V. | Netherlands | 50.00% |
| Natural History Limited | NZ | 80.00% |
| News Broadcasting Japan Co. Ltd | Japan | 80.00% |
| Newscorp Finance Limited | Cayman Islands | 75.00% |
| News Offset Limited | UK | 75.00% |
| News Out of Home BV | Netherlands | 75.00% |
| News Out of Home GmbH | Austria | 75.00% |
| News Out of Home Limited | UK | 75.00% |
| News Outdoor Hungary Kft | Hungary | 75.00% |
| News Outdoor Russia LLC* | Russia | 46.05% |
| Newsett Limited | UK | 50.00% |
| News Telemedia Europe Limited | UK | 70.00% |
| Outdoor Systems Limited* | BVI | 46.05% |
| Outdoor Systems LLC* | Russia | 46.05% |
| Outdoor Technologies Limited* | BVI | 46.05% |
| Outdoor Technologies LLC* | Russia | 46.05% |
| Post Courier Limited | PNG | 62.50% |
| Primesite Limited* | BVI | 46.05% |
| Primesite LLC* | Russia | 46.05% |
| News Outdoor Czech Republic Sro | Czech Republic | 56.25% |
| Radio Modern LLC | Russia | 50.00% |
| Radio Natsionalnoi Sluzhbi Novostei | Russia | 50.00% |
| Radio Nostalgia LLC | Russia | 50.00% |
| Rekart International Limited* | BVI | 46.05% |
| Rekart Media* | Russia | 46.05% |
| SC2000H sro | Czech Republic | 56.25% |
| Service Reklama LLC* | Russia | 46.05% |

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 31 Controlled entities (continued)

| Company | Country of Incorporation | Percent Ownership |
|---|---|---|
| Sky Radio A/S | Denmark | 93.00% |
| Sky Radio B.V. | Netherlands | 93.00% |
| Sky Radio Evenementen BV | Netherlands | 93.00% |
| Sky Radio Hessen GmbH and Co. KG | Germany | 93.00% |
| Sky Radio Verwaltung GmbH | Germany | 93.00% |
| Sky Radio Limited | UK | 93.00% |
| South Pacific Post Pty. Limited | PNG | 62.50% |
| STAR Group Regional (Thailand) Ltd. | Thailand | 73.99% |
| STAR International Holdings (Thailand) Co., Ltd *** | Thailand | 49.00% |
| STAR-TRAVEL.COM Limited | BVI | 88.00% |
| SBUKV Management Limited | UK | 80.00% |
| Tianjin Golden Mainland Development Company Limited | China | 60.00% |
| Town & City II S.A | Poland | 75.00% |
| Ultra Production LLC | Russia | 50.00% |
| VIJAY Television Private Limited | India | 54.93% |
| FOX ENTERTAINMENT GROUP, INC. | USA | 80.58% |
| 3 Laws Pty Ltd | Aust | 80.58% |
| 18th Street Productions, Inc | USA | 80.58% |
| 19th Holdings Corporation | USA | 80.58% |
| 21st Century Fox Film Corporation | USA | 80.58% |
| AHN/FIT Cable, LLC | USA | 80.58% |
| AHN/FIT Holdings, Inc. | USA | 80.58% |
| AHN/FIT Internet, LLC | USA | 80.58% |
| AHN/FIT Ventures, Inc. | USA | 80.58% |
| America's Prince Productions Ltd | Canada | 80.58% |
| America's Prince Productions, Inc. | USA | 80.58% |
| Ames Entertainment Ltd. | Canada | 80.58% |
| ARC Holding, Ltd. | USA | 80.58% |
| Auction Media Ventures, LLC | USA | 80.58% |
| Baja Holdings, Inc. | USA | 80.58% |
| Baja Studios, Inc. | USA | 80.58% |
| Bazmark Film Pty. Limited | Aust | 80.58% |
| Because He Can Productions, Inc. | USA | 80.58% |
| BHC International Television, Inc. | USA | 80.58% |
| BHC Network Partner II, Inc. | USA | 80.58% |
| BHC Network Partner III, Inc. | USA | 80.58% |
| BHC Network Partner, Inc. | USA | 80.58% |
| BHC Properties, Inc. | USA | 80.58% |
| Blue Bush Productions, LLC | USA | 80.58% |
| Blue Sky Studios, Inc. | USA | 80.58% |
| BST, S.A. de C.V. | Mexico | 80.58% |
| Cable Network Services, L.L.C. | USA | 80.58% |
| Camp Management Incorporated, S.A. | Dominican Republic | 76.55% |
| Can't Can't Productions, Inc. | USA | 80.58% |
| CAN Laws Productions Ltd | Canada | 80.58% |
| Cannell Entertainment, Inc. | USA | 80.58% |
| Cannell Production Services, Inc. | Canada | 80.58% |
| CCI Broadcasting, Inc. | USA | 80.58% |
| CCI Television Productions, Inc. | USA | 80.58% |
| CCI Television, Inc. | USA | 80.58% |
| Centfox Film GmbH | Austria | 80.58% |
| Centfox - Film, GSmbH | Austria | 80.58% |
| Cinemascope Products, Inc. | USA | 80.58% |
| Colony Productions, Ltd. | Canada | 80.58% |
| Cornwall Ventures, LLC | USA | 8.53% |
| Cotton Cage Productions, Inc. | USA | 80.58% |
| Crash, LLC | USA | 80.58% |
| D.A.W. Productions, Inc. | USA | 80.58% |
| DAT Productions, Inc. | USA | 80.58% |
| Day John Died Productions, Inc. | USA | 80.58% |
| Deliberate Intent Productions Ltd. | Canada | 80.58% |
| Deliberate Intent, Inc. | USA | 80.58% |
| Deluxe Laboratories Film Storage, Inc. | USA | 80.58% |
| Died Rich Productions | Canada | 80.58% |
| Digital Leaseholds, Inc. | USA | 80.58% |
| Dodgertown, Inc. | USA | 76.55% |
| Drive-In Cinemas Limited | Kenya | 80.58% |
| ELC Productions Ltd | Canada | 80.58% |
| Elling Productions, Inc. | USA | 80.58% |
| Emmett Street Films, Inc. | USA | 80.58% |
| End of Day Productions, Inc | USA | 80.58% |
| Evergreen Television Production, Inc. | USA | 80.58% |
| F4 Productions, Inc. | USA | 80.58% |
| FA Productions, Inc. | USA | 80.58% |
| FBC Sub, Inc. | USA | 80.58% |
| Fever Pitch Productions, Inc. | USA | 80.58% |
| FF Productions Limited | Canada | 80.58% |
| Final Stretch Productions, Inc. | USA | 80.58% |
| FLAC Worldwide LLC | USA | 80.58% |
| Footsteps Productions Ltd. | Canada | 80.58% |
| Footsteps Productions, Inc. | USA | 80.58% |
| Four Star Entertainment Corp. | USA | 80.58% |
| Four Star International, Inc. | USA | 80.58% |
| Fox Alternative Productions, Inc. | USA | 80.58% |
| Fox Animation Los Angeles, Inc. | USA | 80.58% |
| Fox Animation Studios, Inc. | USA | 80.58% |
| Fox Animation Studios, Inc. | Aust | 80.58% |

## ➤ NOTE 31 Controlled entities (continued)

| Company | Country of Incorporation | Percent Ownership |
|---|---|---|
| Fox Australia Investments Pty. Limited | Aust | 80.58% |
| Fox Australia Pty. Limited | Aust | 80.58% |
| Fox Baseball Holdings, Inc. | USA | 81.05% |
| Fox Basketball Holdings, LLC | USA | 80.58% |
| Fox Broadcasting Company | USA | 80.58% |
| Fox Broadcasting Sub, Inc. | USA | 80.58% |
| Fox Cable Networks Productions, LLC | USA | 80.58% |
| Fox Cable Network Services, LLC | USA | 80.58% |
| Fox Cable Networks Ventures, Inc. | USA | 80.58% |
| Fox Center Productions, Inc. | USA | 80.58% |
| Fox Channels Venezuela, S.R.L. | Venezuela | 80.58% |
| Fox Circle Productions, Inc. | USA | 80.58% |
| Fox Daytime Prods., Inc. | USA | 80.58% |
| Fox Development Group, Inc. | USA | 80.58% |
| Fox East Productions, Inc. | USA | 80.58% |
| Fox Film ApS | Denmark | 80.58% |
| Fox Film De Cuba S.A. | Cuba | 80.58% |
| Fox Film de la Argentina S.A. | Argentina | 80.58% |
| Fox Film Do Brasil Ltda. | Brazil | 80.58% |
| Fox Film Music Corporation | USA | 80.58% |
| Fox Filmed Entertainment Australia Pty. Limited | Aust | 80.58% |
| Fox Global Holdings, Inc. | USA | 80.58% |
| Fox Hockey Holdings, LLC | USA | 80.58% |
| Fox Home Entertainment Ltd. | UK | 80.58% |
| Fox Home Entertainment Worldwide, LLC | USA | 80.58% |
| Fox Interactive Ltd. | UK | 80.58% |
| Fox Interactive Television, LLC | USA | 80.58% |
| Fox Interactive, Inc. | USA | 80.58% |
| Fox Interamericana S.A. | Mexico | 80.58% |
| Fox International Channels (UK) Limited | UK | 80.58% |
| Fox International Channels (US), Inc. | USA | 80.58% |
| Fox International Channels Espana S.L. | Spain | 80.58% |
| Fox International Channels Italy S.r.L. | Italy | 80.58% |
| Fox International Equity, Inc. | USA | 80.58% |
| Fox International, Inc. | USA | 80.58% |
| Fox Island Productions, Inc. | USA | 80.58% |
| Fox Japan Movie Channels, Inc. | USA | 80.58% |
| Fox Japan Television Programming Services, Inc. | USA | 80.58% |
| Fox Lane Productions, Inc. | USA | 80.58% |
| Fox LAPTV LLC | USA | 80.58% |
| Fox Late Night Productions, Inc. | USA | 80.58% |
| Fox Latin American Channels do Brasil Ltda. | Brazil | 80.58% |
| Fox Latin American Channel, Inc. | USA | 80.58% |
| Fox Latin American Channel SRL | Argentina | 80.58% |

| Company | Country of Incorporation | Percent Ownership |
|---|---|---|
| Fox Lone Star Holdings, LLC | USA | 60.03% |
| Fox Media Services, Inc. | USA | 80.58% |
| Fox Moore Park Pty. Limited | Aust | 80.58% |
| Fox Motion Picture Venture No. 1, Inc. | USA | 80.58% |
| Fox Movie Channel, Inc. | USA | 80.58% |
| Fox Movietonews, Inc. | USA | 80.58% |
| Fox Music, Inc. | USA | 80.58% |
| Fox Net, Inc. | USA | 80.58% |
| Fox News Holdings, Inc. | USA | 80.58% |
| Fox News Network, LLC | USA | 80.58% |
| Fox News Productions, Inc. | USA | 80.58% |
| Fox News Service, Inc. | USA | 80.58% |
| Fox News, Inc. | USA | 80.58% |
| Fox Nitetime Prods., Inc. | USA | 80.58% |
| Fox Optco, LLC | USA | 80.58% |
| Fox Partnership Investment Pty. Limited | Aust | 80.58% |
| Fox Pathe Home Entertainment Limited | UK | 80.58% |
| Fox Pay - Per - View Services, Inc. | USA | 80.58% |
| Fox Production Services Pty. Limited | Aust | 80.58% |
| Fox Professional Services 2, LLC | USA | 80.58% |
| Fox Professional Services 3, LLC | USA | 80.58% |
| Fox Professional Services, LLC | USA | 80.58% |
| Fox Records, Inc. | USA | 80.58% |
| Fox Regional Sports Holdings II, Inc. | USA | 80.58% |
| Fox Regional Sports Holdings, Inc. | USA | 80.58% |
| Fox Regional Sports Member II, Inc. | USA | 80.58% |
| Fox Searchlab, Inc. | USA | 80.58% |
| Fox Searchlight Pictures, Inc. | USA | 80.58% |
| Fox Services, Inc. | USA | 80.58% |
| Fox Software, Inc. | USA | 80.58% |
| Fox Sports Arena, LLC | USA | 80.58% |
| Fox Sports Basketball, LLC | USA | 80.58% |
| Fox Sports CNS, LLC | USA | 80.58% |
| Fox Sports Digital Nets, Inc. | USA | 80.58% |
| Fox Sports Eastern Europe, LLC | USA | 80.58% |
| Fox Sports Hockey, LLC | USA | 80.58% |
| Fox Sports International B.V | Netherlands | 80.58% |
| Fox Sports International Distribution Ltd. | Cayman Islands | 80.58% |
| Fox Sports Israel Distribution LLC | USA | 80.58% |
| Fox Sports Middle East Ltd. | Cayman Islands | 80.58% |
| Fox Sports Net Arizona, LLC | USA | 80.58% |
| Fox Sports Net Bay Area Holdings, LLC | USA | 80.58% |
| Fox Sports Net Canada Holdings, LLC | USA | 80.58% |
| Fox Sports Net Chicago Holdings, LLC | USA | 80.58% |
| Fox Sports Net Detroit, LLC | USA | 80.58% |

# Notes to and forming part of the Full Financial Report

FOR THE YEAR ENDED 30 JUNE, 2003

## ➤ NOTE 31 Controlled entities (continued)

| Company | Country of Incorporation | Percent Ownership |
|---|---|---|
| Fox Sports Net Distribution, LLC | USA | 80.58% |
| Fox Sports Net Finance, Inc. | USA | 80.58% |
| Fox Sports Net Financing, Inc. | USA | 80.58% |
| Fox Sports Net National Ad Sales Holdings, LLC | USA | 80.58% |
| Fox Sports Net National Network Holdings, LLC | USA | 80.58% |
| Fox Sports Net North, LLC | USA | 80.58% |
| Fox Sports Net Northwest, LLC | USA | 80.58% |
| Fox Sports Net Pittsburgh, LLC | USA | 80.58% |
| Fox Sports Net Rocky Mountain LLC | USA | 80.58% |
| Fox Sports Net West 2, LLC | USA | 80.58% |
| Fox Sports Net West, LLC | USA | 80.58% |
| Fox Sports Net, Inc. | USA | 80.58% |
| Fox Sports Networks, Inc. | USA | 80.58% |
| Fox Sports Productions, Inc. | USA | 80.58% |
| Fox Sports Regional News, Inc. | USA | 80.58% |
| Fox Sports RPP Holdings, LLC | USA | 80.58% |
| Fox Sports Spanish Channels LLC | USA | 80.58% |
| Fox Sports U.S. Distribution LLC | USA | 80.58% |
| Fox Sports World Middle East, LLC | USA | 80.58% |
| Fox Sports World, LLC | USA | 80.58% |
| Fox Square Productions (Canada), Inc. | USA | 80.58% |
| Fox Square Productions, Inc. | USA | 80.58% |
| Fox Stations Sales, Inc. | USA | 80.58% |
| Fox Studios Australia Pty. Limited | Aust | 80.58% |
| Fox Television Animation, Inc. | USA | 80.58% |
| Fox Television Australia Pty. Limited | Aust | 80.58% |
| Fox Television Group S. de R.L. de C.V. | Mexico | 80.58% |
| Fox Television Holdings, Inc. | USA | 80.58% |
| Fox Television Stations of Birmingham, Inc. | USA | 80.58% |
| Fox Television Stations, Inc. | USA | 80.58% |
| Fox Television Studios Productions, Inc. | USA | 80.58% |
| Fox Television Studios, Inc. | USA | 80.58% |
| Fox Transactional TV, Inc. | USA | 80.58% |
| Fox Tunes, Inc. | USA | 80.58% |
| Fox Unit Investment Pty. Limited | Aust | 80.58% |
| Fox Video International Corporation | USA | 80.58% |
| Fox West Pictures, Inc. | USA | 80.58% |
| Fox World Australia Pty. Limited | Aust | 80.58% |
| Fox World Productions, Inc. | USA | 80.58% |
| Fox World UK Limited | UK | 80.58% |
| Fox World Ventures Holland, Inc. | USA | 80.58% |
| Fox Worldwide Telecommunications LLC | USA | 80.58% |
| Fox Worldwide Television LLC | USA | 80.58% |
| Fox Worldwide Theatrical LLC | USA | 80.58% |
| Fox/UTV Holdings, Inc. | USA | 80.58% |
| Foxfilmes Limitada | Portugal | 80.58% |
| Foxlab, Inc. | USA | 80.58% |
| Fox-NGC (International) Holdings, Inc. | USA | 80.58% |
| Fox-NGC (US) Holdings, Inc. | USA | 80.58% |
| FoxStar Productions, Inc. | USA | 80.58% |
| FoxVideo International Distribution, Inc. | USA | 80.58% |
| FoxVideo Ltd. | UK | 80.58% |
| FoxVideo New Zealand Limited | NZ | 80.58% |
| FoxView, Inc. | USA | 80.58% |
| FRSM FX, Inc. | USA | 80.58% |
| FRSM Holdings, Inc. | USA | 80.58% |
| FRT Productions, Inc. | USA | 80.58% |
| FS Australia LLC | USA | 80.58% |
| FSI SPV, Inc. | USA | 80.58% |
| FSN Sunshine Holdings, Inc. | USA | 80.58% |
| FSO Productions, Inc. | USA | 80.58% |
| FTS Boston, Inc. | USA | 80.58% |
| FTS Investments, Inc. | USA | 80.58% |
| FTS North Carolina, Inc. | USA | 80.58% |
| FTS Philadelphia, Inc. | USA | 80.58% |
| Fuel TV, Inc | USA | 80.58% |
| Fury Road Productions Pty. Limited | Aust | 80.58% |
| FWA Productions, Inc. | USA | 80.58% |
| FX Networks, LLC | USA | 80.58% |
| Galaxy Way Finance Company, Inc. | USA | 80.58% |
| Galaxy Way Productions, Inc. | USA | 80.58% |
| Galileo Productions, Inc. | USA | 80.58% |
| GATV Productions, Inc. | USA | 80.58% |
| Geek Productions, Inc. | USA | 80.58% |
| Genesis Video Entertainment, Inc. | USA | 80.58% |
| Georgetown Productions Ltd. | Canada | 80.58% |
| Georgetown Productions, Inc. | USA | 80.58% |
| Giant Bowling Pin Productions, Inc. | USA | 80.58% |
| Glen Avenue Films, Inc. | USA | 80.58% |
| Glimpse of Hell Productions Ltd. | Canada | 80.58% |
| Glimpse of Hell Productions, Inc. | USA | 80.58% |
| Glow Productions Ltd. | Canada | 80.58% |
| Gold Key Entertainment, Inc. | USA | 80.58% |
| Gone Fission, Inc. | USA | 80.58% |
| Good Ghouls, Inc. | USA | 80.58% |
| Greenleaves Productions, Inc. | USA | 80.58% |
| GTH-103, Inc. | USA | 80.58% |
| Guthy-Renker Holding Corporation | USA | 80.58% |
| Harmon Cove Productions, Inc. | USA | 80.58% |
| Harsh Realm US Prodco, Inc. | USA | 80.58% |

## ➤ NOTE 31 Controlled entities (continued)

| Company | Country of Incorporation | Percent Ownership |
|---|---|---|
| Highgate Pictures, Inc. | USA | 80.58% |
| Highgate Productions, Inc. | USA | 80.58% |
| Hispano FoxFilm S.A.E. | Spain | 80.58% |
| Hot Zone Productions, Inc. | USA | 80.58% |
| HP Integration, Inc. | USA | 80.58% |
| Hurt Bert Productions, Inc. | USA | 80.58% |
| HZ Productions Ltd. | Canada | 80.58% |
| In-Cine Distribuitora Cinematografica, S.L. | Spain | 80.58% |
| International Sports Programming LLC | USA | 80.58% |
| ISP Transponder LLC | USA | 80.58% |
| J&A Productions, Inc. | Canada | 80.58% |
| KCOP Television, Inc. | USA | 80.58% |
| KDFW License, Inc. | USA | 80.58% |
| KDFW Television, Inc. | USA | 80.58% |
| KNSD License, Inc. | USA | 80.58% |
| Kronenberg Chronicles, Inc. | USA | 80.58% |
| KSAZ License, Inc. | USA | 80.58% |
| KSAZ Television, Inc. | USA | 80.58% |
| KTBC License, Inc. | USA | 80.58% |
| KTBC Television, Inc. | USA | 80.58% |
| KTVI License, Inc. | USA | 80.58% |
| KTVI Television, Inc. | USA | 80.58% |
| L.C. Holding Corp. | USA | 80.58% |
| LAPTV A Corporation | USA | 80.58% |
| LAPTV B Corporation | USA | 80.58% |
| Latin America Finance Company, Inc. | Cayman Islands | 80.58% |
| Law Productions Ltd. | Canada | 80.58% |
| Leap Off Productions, Inc. | USA | 80.58% |
| Learning Corporation of America | USA | 80.58% |
| Learning Corporation of America Films, Inc. | USA | 80.58% |
| Les Productions Fox Europa S.A. | France | 80.58% |
| Liberty Productions, Inc. | USA | 80.58% |
| Liberty/Fox Southeast LLC | USA | 80.58% |
| Library Holdings, Inc. | USA | 80.58% |
| Looks At Productions, Inc. | USA | 80.58% |
| Los Angeles Dodgers, Inc. | USA | 76.55% |
| Lunit Productions, Inc. | USA | 80.58% |
| Millennium Canadian Productions East Ltd. | Canada | 80.58% |
| Millennium Canadian Productions Ltd. | Canada | 80.58% |
| Millennium US Prodco, Inc. | USA | 80.58% |
| Mirror Pictures Corporation | USA | 80.58% |
| Monet Lane Prods., Inc. | USA | 80.58% |
| Monty Two, Inc. | USA | 80.58% |
| Mooseport Productions, Inc. | USA | 80.58% |
| Mounty Productions Ltd. | Canada | 80.58% |
| Movietonews, Inc. | USA | 80.58% |
| MVP Video Productions, Inc. | USA | 80.58% |
| NA Property Holdings, Inc. | USA | 80.58% |
| National Studios, Inc. | USA | 80.58% |
| Natural History New Zealand Ltd. | NZ | 80.58% |
| Netherlands Fox Film Corporation B.V. | Netherlands | 80.58% |
| New Dallas Media, Inc. | USA | 80.58% |
| New DMIC, Inc. | USA | 80.58% |
| New Millennium Investors LLC | USA | 80.58% |
| New World Administration | USA | 80.58% |
| New World Animation, Ltd. | USA | 80.58% |
| New World Communications Group Incorporated | USA | 80.58% |
| New World Communications of Atlanta, Inc. | USA | 80.58% |
| New World Communications of Detroit, Inc. | USA | 80.58% |
| New World Communications of Kansas City, Inc. | USA | 80.58% |
| New World Communications of Milwaukee, Inc. | USA | 80.58% |
| New World Communications of Ohio, Inc. | USA | 80.58% |
| New World Communications of St Louis, Inc. | USA | 80.58% |
| New World Communications of Tampa, Inc. | USA | 80.58% |
| New World Entertainment, Ltd. | USA | 80.58% |
| New World Pictures, Ltd. | USA | 80.58% |
| New World Television Incorporated | USA | 80.58% |
| New World Television Productions, Inc. | USA | 80.58% |
| New World Television Programming | USA | 80.58% |
| New World Video | USA | 80.58% |
| New World/Genesis Distribution | USA | 80.58% |
| News Broadcasting Japan KK | Japan | 80.00% |
| News From The Edge Productions Ltd. | Canada | 80.58% |
| News From The Edge, Inc. | USA | 80.58% |
| News Germany Holding GmbH | Germany | 80.58% |
| News Preferred Finance, Inc. | USA | 80.58% |
| NF Productions, Inc. | USA | 80.58% |
| Norcal Communications, Inc. | USA | 80.58% |
| Northgate Productions, Inc. | USA | 80.58% |
| NW Communications of Austin, Inc. | USA | 80.58% |
| NW Communications of Phoenix, Inc. | USA | 80.58% |
| NW Communications of San Diego, Inc. | USA | 80.58% |
| NW Communications of Texas, Inc. | USA | 80.58% |
| NW Management Incorporated | USA | 80.58% |
| NW Programs Incorporated | USA | 80.58% |
| NWC Acquisition Corporation | USA | 80.58% |
| NWC Holdings Corporation | USA | 80.58% |
| NWC Intermediate Holdings Corporation | USA | 80.58% |
| NWC Management Corporation | USA | 80.58% |
| NWC Sub I Holdings Corporation | USA | 80.58% |
| NWC Sub II Holdings Corporation | USA | 80.58% |

## ➤ NOTE 31 Controlled entities (continued)

| Company | Country of Incorporation | Percent Ownership |
|---|---|---|
| NWCG Holdings Corporation | USA | 80.58% |
| NWE Holdings Corporation | USA | 80.58% |
| NWE Sub I Incorporated | USA | 80.58% |
| NWTV Intermediate Holdings Corporation | USA | 80.58% |
| O/Y Fox Film A/B | Finland | 80.58% |
| Oregon Television, Inc. | USA | 80.58% |
| P&T Productions, Inc. | USA | 80.58% |
| Panoramic Productions, Inc. | USA | 80.58% |
| Pico Films, Inc. | USA | 80.58% |
| Pinelands Broadcasting, Inc. | USA | 80.58% |
| Pinelands, Inc. | USA | 80.58% |
| President Video Limited | UK | 80.58% |
| Prime Network LLC | USA | 52.04% |
| Prime Time Media, Inc. | USA | 80.58% |
| Rags Productions, Inc. | USA | 80.58% |
| Ray Tracing Films, Inc. | USA | 80.58% |
| Redemption Productions, Inc. | USA | 80.58% |
| Redweed Productions, LLC | USA | 80.58% |
| REI Datacast, Inc. | USA | 80.58% |
| Rewind Music, Inc. | USA | 80.58% |
| Rubicon Enterprises, Inc. | USA | 80.58% |
| Say It Isn't So Productions, Inc. | USA | 80.58% |
| SC Productions, Inc. | USA | 80.58% |
| Schrodinger's Cat Productions, Inc. | USA | 80.58% |
| SCI Sub 1 Incorporated | USA | 80.58% |
| SCI Subsidiary Corporation | USA | 80.58% |
| SCPI, Inc. | USA | 80.58% |
| Servicios BST, S.A. de C.V. | Mexico | 80.58% |
| Seven Seas Ventures II, Inc. | USA | 80.58% |
| Shadow Productions, Ltd. | UK | 80.58% |
| Shadow Walkers Productions Ltd. | Canada | 80.58% |
| Shoot the Horse Productions, Inc. | USA | 80.58% |
| Sin Eater Productions, Inc. | USA | 80.58% |
| Small Cages Productions, Inc. | USA | 80.58% |
| SOB Productions, Inc. | USA | 80.58% |
| Speed Channel, Inc. | USA | 80.58% |
| Sports Geniuses, Inc. | USA | 80.58% |
| Sports Holding, Inc. | USA | 80.58% |
| Sports One, LLC | USA | 80.58% |
| SportSouth Holdings, LLC | USA | 60.06% |
| Springwood Productions, Inc. | USA | 80.58% |
| Sprocket Music, Inc. | USA | 80.58% |
| STF Productions, Inc. | USA | 80.58% |
| Strange Universe Productions, Inc. | USA | 80.58% |
| Strange World Productions, Inc. | USA | 80.58% |
| Strike-A-Match Productions, Inc. | USA | 80.58% |

| Company | Country of Incorporation | Percent Ownership |
|---|---|---|
| Studios De La Playa, S.A. de C.V. | Mexico | 80.58% |
| Sunshine Network | USA | 75.48% |
| Sunshine Network, Inc. | USA | 70.57% |
| Sunshine Network of Florida, Ltd | USA | 70.57% |
| TCF Canadian TV Enterprises, Inc. | USA | 80.58% |
| TCF Digital Holdings, Inc. | USA | 80.58% |
| TCF Distributing, Inc. | USA | 80.58% |
| TCF Eastern Europe, Inc. | USA | 80.58% |
| TCF Harsh Realm Productions, Inc. | USA | 80.58% |
| TCF Hungary Film Rights Exploitation, Limited Liability Company | Hungary | 80.58% |
| TCF Music Publishing, Inc. | USA | 80.58% |
| TCF Speed II Productions, Inc. | USA | 80.58% |
| TCFTV Canadian Productions, Inc. | USA | 80.58% |
| TCFTV Canadian Services, Inc. | USA | 80.58% |
| TCFTV CanPro II, Inc. | Canada | 80.58% |
| TCFTV CanPro III Ltd. | Canada | 80.58% |
| TCFTV CanPro, Inc. | USA | 80.58% |
| TCFTV US Prodco #1, Inc. | USA | 80.58% |
| TCFTV US Prodco #2, Inc. | USA | 80.58% |
| TCFTV US Prodco #3, Inc. | USA | 80.58% |
| TCFTV US Prodco #4, Inc. | USA | 80.58% |
| TCFTV US Prodco #5, Inc. | USA | 80.58% |
| TCFTV US Prodco #6, Inc. | USA | 80.58% |
| TCFTV US Prodco #7, Inc. | USA | 80.58% |
| TCFTV US Prodco #8, Inc. | USA | 80.58% |
| TCFTV US Prodco #9, Inc. | USA | 80.58% |
| TCFTV US Prodco #10, Inc. | USA | 80.58% |
| TCFTV Van II Services Ltd. | Canada | 80.58% |
| TCFTV Van Services Ltd. | Canada | 80.58% |
| TCFTV Worldwide Productions, Inc. | USA | 80.58% |
| The Barn Productions, Inc. | USA | 80.58% |
| The Colony Productions, Inc. | USA | 80.58% |
| The Fox Interactive Store, Inc. | USA | 80.58% |
| The Fox Store, Inc. | USA | 80.58% |
| The Greenblatt Janollari Studio, Inc. | USA | 80.58% |
| The Test Productions, Inc. | USA | 80.58% |
| Tomorrow Films Ltd. | Canada | 80.58% |
| Transient Films, Inc. | USA | 80.58% |
| Trash Productions, Inc. | USA | 80.58% |
| TVF II Productions, Inc. | USA | 80.58% |
| TVF Productions, Inc. | USA | 80.58% |
| TVM Productions, Inc. | USA | 80.58% |
| TVT License, Inc. | USA | 80.58% |
| Twelve Mile Road Productions Ltd. | Canada | 80.58% |
| Twelve Mile Road Productions, Inc. | USA | 80.58% |

## ➤ NOTE 31 Controlled entities (continued)

| Company | Country of Incorporation | Percent Ownership |
|---|---|---|
| Twentieth Century Fox A/O | Russia | 80.58% |
| Twentieth Century Fox Canada Limited | Canada | 80.58% |
| Twentieth Century Fox Chile, Inc. | USA | 80.58% |
| Twentieth Century Fox Distributing Corporation | USA | 80.58% |
| Twentieth Century Fox Film (East) Private Limited | Singapore | 80.58% |
| Twentieth Century Fox Film (Malaya) Sendirian Berhad | Malaysia | 80.58% |
| Twentieth Century Fox Film Belge S.A. | Belgium | 80.58% |
| Twentieth Century Fox Film Company (Export) Limited | UK | 80.58% |
| Twentieth Century Fox Film Company Limited | UK | 80.58% |
| Twentieth Century Fox Film Company Services Limited | UK | 80.58% |
| Twentieth Century Fox Film Corporation | USA | 80.58% |
| Twentieth Century Fox Film Corporation (Australia) Pty.Limited | Aust | 80.58% |
| Twentieth Century Fox Film Corporation Societe D'Exploitation Pour La Suisse | Switzerland | 80.58% |
| Twentieth Century Fox Film de Mexico, S.A. | Mexico | 80.58% |
| Twentieth Century Fox Film Netherlands B.V. | Netherlands | 80.58% |
| Twentieth Century Fox Films S.A. | Panama | 80.58% |
| Twentieth Century Fox France, Inc. | USA | 80.58% |
| Twentieth Century Fox Home Entertainment AB | Sweden | 80.58% |
| Twentieth Century Fox Home Entertainment Australia Pty. Limited | Aust | 80.58% |
| Twentieth Century Fox Home Entertainment B.V. | Netherlands | 80.58% |
| Twentieth Century Fox Home Entertainment Canada Limited | Canada | 80.58% |
| Twentieth Century Fox Home Entertainment de Mexico S.A. de C.V. | Mexico | 80.58% |
| Twentieth Century Fox Home Entertainment Espana S.A. | Spain | 80.58% |
| Twentieth Century Fox Home Entertainment France S.A. | France | 80.58% |
| Twentieth Century Fox Home Entertainment Germany GmbH | Germany | 80.58% |
| Twentieth Century Fox Home Entertainment Italia S.r.l. | Italy | 80.58% |
| Twentieth Century Fox Home Entertainment Japan KK | Japan | 80.58% |
| Twentieth Century Fox Home Entertainment Korea | Korea | 80.58% |
| Twentieth Century Fox Home Entertainment Latin America, Inc. | Cayman Islands | 80.58% |
| Twentieth Century Fox Home Entertainment Limited | UK | 80.58% |
| Twentieth Century Fox Home Entertainment Middle East, Inc. | USA | 80.58% |
| Twentieth Century Fox Home Entertainment South Pacific Pty. Limited | Aust | 80.58% |
| Twentieth Century Fox Home Entertainment, Inc. | USA | 80.58% |
| Twentieth Century Fox Hong Kong, Inc. | USA | 80.58% |
| Twentieth Century Fox Import Corporation | USA | 80.58% |
| Twentieth Century Fox, Inc., U.S.A. | USA | 80.58% |
| Twentieth Century Fox India, Inc. | USA | 80.58% |
| Twentieth Century Fox Inter-America, Inc. | USA | 80.58% |
| Twentieth Century Fox International Corporation | USA | 80.58% |
| Twentieth Century Fox International Limited | UK | 80.58% |
| Twentieth Century Fox International Telecommunications Distribution, Inc. | USA | 80.58% |
| Twentieth Century Fox International Television Distribution, Inc. | USA | 80.58% |
| Twentieth Century Fox International Television, Inc. | USA | 80.58% |
| Twentieth Century Fox International Theatrical Distribution, Inc. | USA | 80.58% |
| Twentieth Century Fox Japan, Inc. | USA | 80.58% |
| Twentieth Century Fox Italy S.p.A., Inc. | Italy | 80.58% |
| Twentieth Century Fox Italy S.p.A., Inc. | USA | 80.58% |
| Twentieth Century Fox Korea, Inc. | Korea | 80.58% |
| Twentieth Century Fox Latin America Theatrical, Inc. | Cayman Islands | 80.58% |
| Twentieth Century Fox Licensing & Merchandising Limited | UK | 80.58% |
| Twentieth Century Fox Merchandise Store, Inc. | USA | 80.58% |
| Twentieth Century Fox Norway A.S. | Norway | 80.58% |
| Twentieth Century Fox of Germany GmbH | Germany | 80.58% |
| Twentieth Century Fox Pakistan, Inc. | USA | 80.58% |
| Twentieth Century Fox Pay Television (Australia) Pty. Limited | Aust | 80.58% |
| Twentieth Century Fox Peruana S.A. | Peru | 80.58% |
| Twentieth Century Fox Philippines, Inc. | Philippines | 80.58% |
| Twentieth Century Fox Productions Limited | UK | 80.58% |
| Twentieth Century Fox Puerto Rico, Inc. | Puerto Rico | 80.58% |
| Twentieth Century Fox Studio Club | USA | 80.58% |
| Twentieth Century Fox Telecommunications International, Inc. | USA | 80.58% |
| Twentieth Century Fox Television Limited | UK | 80.58% |

## ➤ NOTE 31 Controlled entities (continued)

| Company | Country of Incorporation | Percent Ownership |
|---|---|---|
| Twentieth Century Fox Thailand, Inc. | USA | 80.58% |
| Twentieth Century Fox Titanic Productions, Inc. | USA | 80.58% |
| Twentieth Century Fox Trinidad Limited | Trinidad | 80.58% |
| Twentieth Century Fox Worldwide Productions, Inc. | USA | 80.58% |
| Twentieth Century Fox, Sweden Aktiebolaget | Sweden | 80.58% |
| Twentieth Television, Inc. | USA | 80.58% |
| Twenty-First Century Film Corporation | USA | 80.58% |
| Twenty-First Century Fox Corporation | USA | 80.58% |
| Twenty-First Century Fox Film Company Limited | UK | 80.58% |
| Twenty-First Century Fox Film Distributors Pty. Limited | Aust | 80.58% |
| Twenty-First Century Fox Italy S.r.l. | Italy | 80.58% |
| Twenty-First Century Fox Mexico, S.A. de C.V. | Mexico | 80.58% |
| Twenty-First Century Fox Productions, Inc. | USA | 80.58% |
| Twenty-First Century Fox Varieties, Inc. | USA | 80.58% |
| TX Productions, Inc. | USA | 80.58% |
| UEG Productions, Inc. | USA | 80.58% |
| United Entertainment Group, Inc. | USA | 80.58% |
| United Television Sales, Inc. | USA | 80.58% |
| USLaws, Inc. | USA | 80.58% |
| UTV of Baltimore, Inc. | USA | 80.58% |
| UTV of Orlando, Inc. | USA | 80.58% |
| UTV of San Francisco, Inc. | USA | 80.58% |
| Van Ness Films, Inc. | USA | 80.58% |
| Venue Merchandising, Inc. | USA | 76.55% |
| Very Imaginative Pictures, Inc. | USA | 80.58% |
| WAGA License, Inc. | USA | 80.58% |
| WBRC and WGHP Holdings Corporation | USA | 80.58% |
| WBRC and WGHP Television Corporation | USA | 80.58% |
| WBRC License, Inc. | USA | 80.58% |
| WDAF License, Inc. | USA | 80.58% |
| WDAF Television, Inc. | USA | 80.58% |
| Wedron Silica Company | USA | 80.58% |
| Welcome Productions Ltd. | Canada | 80.58% |
| West End Circle Studios, Inc. | USA | 80.58% |
| Westgate Productions, Inc. | USA | 80.58% |
| WFXT, Inc. | USA | 80.58% |
| WGHP License, Inc. | USA | 80.58% |
| WITI License, Inc. | USA | 80.58% |
| WJBK License, Inc. | USA | 80.58% |
| WJW License, Inc. | USA | 80.58% |
| Wolg Productions, Inc. | USA | 80.58% |
| World War III Productions Ltd. | Canada | 80.58% |
| World War III Productions, Inc. | USA | 80.58% |
| WWOR-TV, Inc. | USA | 80.58% |
| X-F Productions, Inc. | USA | 80.58% |
| XM2 Productions, Inc. | USA | 80.58% |
| | | |
| NDS GROUP plc. | UK | 77.80% |
| Digi Media Vision Limited | UK | 77.80% |
| Fancy A Flutter Limited | UK | 62.24% |
| NDS Americas, Inc. | USA | 77.80% |
| NDS Asia Pacific Limited (Hong Kong & Korea Branches) | HK | 77.80% |
| NDS Asia Pacific Pty. Limited | Aust | 77.80% |
| NDS Beijing Information Technology Co | China | 77.80% |
| NDS Limited (India Branch) | UK | 77.80% |
| NDS Marketing Israel Limited ** | Israel | 77.80% |
| NDS Technologies Israel Limited ** | Israel | 77.80% |
| News Datacom Limited | UK | 77.80% |
| OpenBet Software Limited | UK | 77.80% |
| Orbis Technology Limited | UK | 77.80% |
| Visionik A/S | Denmark | 77.80% |

* These entities are consolidated as the Group has 61.4% voting rights.

** Companies of which firms other than Ernst & Young or its affiliates have acted as auditors.

*** These entities are consolidated as the Group has a majority of Board seats.

BVI represents British Virgin Islands.

USVI represents United States Virgin Islands.

UAE represents United Arab Emirates

PNG represents Papua New Guinea

## NOTE 31 Controlled entities (continued)

**Deed of cross guarantee**

Companies marked with # are parties to a deed of cross guarantee which has been lodged with and approved by the Australian Securities and Investment Commission ("ASIC"). Under the deed of cross guarantee each of the companies guarantees the debts of the other named companies. Additionally, as a result of the class order issued by ASIC, these companies are relieved from the requirement to prepare and have audited separate accounts. The consolidated Financial Statements (after eliminating intercompany investments and other intercompany transactions) of the above named companies as at 30 June, 2003 and 2002 are as follows:

| | Consolidated 2003 | Consolidated 2002 |
|---|---|---|
| | A$ million | A$ million |
| **Closed group statement of financial performance for the year ended 30 June, 2003** | | |
| Revenue | 11,257 | 1,768 |
| Operating expenses | (1,662) | (1,618) |
| Operating income | 9,595 | 150 |
| Investment income | 230 | 222 |
| Borrowing costs | (108) | (98) |
| Net profit from associated entities | 343 | 24 |
| Net profit from ordinary activities before tax | 10,060 | 298 |
| Income tax benefit (expense) | (108) | (18) |
| Net profit attributable to members of the parent entity | 9,952 | 280 |
| Total change in equity other than those resulting from transactions with owners as owners | 9,952 | 280 |

## ➤ NOTE 31 Controlled entities (continued)

**Closed group statement of financial position as at 30 June, 2003**

| | Consolidated | |
|---|---|---|
| | 2003 | 2002 |
| | A$ million | |
| **Assets** | | |
| *Current Assets* | | |
| Cash | 201 | 819 |
| Receivables | 249 | 2,539 |
| Inventories | 24 | 27 |
| Other | 9 | 8 |
| Total Current Assets | 483 | 3,393 |
| *Non-Current Assets* | | |
| Receivables | 7 | 9 |
| Investments in associated entities | 814 | 651 |
| Other investments | 51,632 | 36,775 |
| Property, plant and equipment | 982 | 1,004 |
| Publishing rights, titles and television licences | 1,386 | 1,419 |
| Goodwill | 8 | 9 |
| Other | 52 | 62 |
| Total Non-Current Assets | 54,881 | 39,929 |
| Total Assets | 55,364 | 43,322 |
| **Liabilities and shareholders' equity** | | |
| *Current Liabilities* | | |
| Payables | 2,694 | 181 |
| Tax liabilities | 80 | 9 |
| Provisions | 100 | 82 |
| Total Current Liabilities | 2,874 | 272 |
| *Non-Current Liabilities* | | |
| Payables | | |
| Tax liabilities | 218 | 220 |
| Provisions | 68 | 32 |
| Total Non-Current Liabilities | 286 | 252 |
| Total Liabilities | 3,160 | 524 |
| *Shareholders' Equity* | | |
| Contributed equity | 28,970 | 29,121 |
| Reserves | 506 | 310 |
| Retained profits | 22,728 | 13,367 |
| Total Shareholders' Equity | 52,204 | 42,798 |
| Total Liabilities and Shareholders' Equity | 55,364 | 43,322 |
| **Closed group retained profits** | | |
| Retained profits at the beginning of the financial year | 13,367 | 13,272 |
| Net profit attributable to members of the parent entity | 9,952 | 280 |
| Dividends provided for or paid | (304) | (151) |
| Aggregate amounts transferred to reserves | (287) | (34) |
| Retained profits at the end of the financial year | 22,728 | 13,367 |

## NOTE 32 Acquisitions and disposals

The following controlled entities were sold by the Group:

| Date | Name | Principal Activities | Voting Shares |
|---|---|---|---|
| January 2001 | TM3 Fernsenen Gmbh & Co. KG | Television broadcasting and programming | 100% |

| | Consolidated | | |
|---|---|---|---|
| | 2003 | 2002<br>A$ million | 2001 |
| **Controlled entities sold** | | | |
| Consideration received: | | | |
| Cash | | | 265 |
| Shares | | | 427 |
| Total consideration received | | | 692 |
| Assets and liabilities disposed: | | | |
| Current receivables | | | 8 |
| Current inventories | | | 3 |
| Property, plant and equipment | | | 1 |
| Publishing rights, titles and television licences | | | 791 |
| Current trade creditors and provisions | | | (19) |
| Non-current trade creditors and provisions | | | (110) |
| Net assets disposed | | | 674 |
| Net profit before tax on disposal | | | 18 |

| | Note | Consolidated 2003 | 2002 A$ million | 2001 |
|---|---|---|---|---|

## ➤ NOTE 32 Acquisitions and disposals (continued)

The following controlled entities were acquired by the Group:

| Date | Name | Principal Activities | | 2003 | 2002 (Voting Shares) | 2001 |
|---|---|---|---|---|---|---|
| July 2000 | Fourth Estate Limited | Book Publishing | | | | 100% |
| November 2000 | Media Support Services | Outdoor Advertising | | | | 61% |
| December 2000 | Orbis Technologies Limited | Interactive Online Betting | | | | 100% |
| February 2001 | Midwest Sports Channel | Cable Channel | (a) | | | 100%* |
| July 2001 | Chris-Craft Industries, Inc. | Television Stations | (b) | | 100%* | |
| July 2001 | BHC Communications, Inc. | Television Stations | (b) | | 100%* | |
| July 2001 | United Television, Inc. | Television Stations | (b) | | 100%* | |
| July 2001 | Speedvision Network LLC | Cable Channel | (c) | | 100%* | |
| December 2001 | Fox Sports International | Cable Programming | (d) | | 100%* | |
| August 2002 | WPWR-TV | Television Station | (e) | 100%* | | |
| April 2003 | Telepiu S.p.A. | Direct Broadcast Satellite Television | (f) | 80.1% | | |

* Held by the Group's 80.58% (2002 85.32%) owned subsidiary, FEG.

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| **Controlled entities acquired** | | | |
| Non cash consideration - shares | | 4,577 | |
| Consideration paid - cash | 1,369 | 4,548 | 51 |
| Less cash acquired | (725) | (2,778) | |
| Net cash paid | 644 | 1,770 | 51 |
| Total consideration paid | 644 | 6,347 | 51 |
| Assets and liabilities acquired: | | | |
| Current receivables | 222 | 251 | 42 |
| Current prepayments | 582 | 102 | 5 |
| Current inventories | 504 | | 3 |
| Non-current receivables | 21 | 82 | |
| Non-current inventories | 126 | 111 | |
| Property, plant and equipment | 503 | 169 | 13 |
| Investments (disposed) acquired | (916) | 70 | 2 |
| Publishing rights, titles and television licences | 2,423 | 7,003 | 77 |
| Goodwill | 77 | 25 | 154 |
| Current trade creditors and provisions | (1,357) | (722) | (53) |
| Non-current trade creditors and provisions | (409) | (735) | (123) |
| Interest bearing liabilities | (602) | | |
| Outside equity interest | (530) | (9) | (69) |
| | 644 | 6,347 | 51 |

# Notes to and forming part of the Full Financial Report

## ➤ NOTE 32 Acquisitions and disposals (continued)

The following details are provided with regards to acquisitions of controlled entities:

(a) In February 2001, Fox Sports Networks LLC ("Fox Sports Networks"), acquired certain assets and liabilities constituting the business of Midwest Sports Channel, a regional sports network serving the Minneapolis, Minnesota and Milwaukee, Wisconsin metropolitan areas, pursuant to an Assignment and Assumption Agreement among Fox Sports Networks, Viacom and Comcast Corporation ("Comcast") and a Purchase Agreement between Viacom and Comcast for approximately US$40 million ($79 million).

(b) In July 2001, the Group, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, "Chris-Craft"). The consideration for the acquisition was approximately US$2.0 billion ($3.5 billion) in cash and the issuance of 68,854,209 ADRs representing 275,416,836 preferred limited voting ordinary shares valued at $4.4 billion. Simultaneously with the closing of the acquisition, the Group transferred US$3,432 million ($4,438 million) of certain net assets, constituting Chris-Craft's ten television stations (the "Acquired Stations") to its majority owned subsidiary, FEG, in exchange for 122,244,272 shares of FEG's Class A Common Stock (the "Exchange"), thereby increasing the Group's ownership in FEG from 82.76% to 85.25%. FEG assigned the licenses issued by the Federal Communications Commission ("FCC") for the Acquired Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. The Group acquired Chris-Craft and transferred to FEG the Acquired Stations in order to strengthen FEG's existing television station business.

The Group consolidated the operations of the Acquired Stations, as of the date of Exchange, 31 July, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated as of the Exchange due to regulatory requirements which precluded the Group from controlling the station and required its disposal (see description for Clear Channel swap below).

In October 2001, the Group exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the "Clear Channel swap"). In addition, in November 2001, the Group exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the "Viacom swap"). In June 2002, the Group exchanged KPTV-TV in Portland, an Acquired Station, for Meredith Corporation's WOFL-TV in Orlando and WOGX-TV in Ocala (the "Meredith Swap", and together with the Viacom and Clear Channel swaps, the "Station Swaps"). All of the stations exchanged in the Station Swaps were Acquired Stations. The stations received in the Station Swaps have been independently appraised at the same fair values as those Acquired Stations that were exchanged. Accordingly, no gain or loss was recognised by the Group as a result of the Station Swaps.

(c) In July 2001, as a result of the exercise of rights by existing shareholders of Speedvision Network, LLC, the Group acquired an additional 53.44% of Speedvision Network, LLC, now Speed Channel, Inc. ("Speed Channel") for US$401 million ($789 million). This acquisition resulted in the Group owning 85.46% of Speed Channel. As a result, the Group has consolidated the results of Speed Channel from July 2001. In October 2001, the Group acquired the remaining 14.54% minority interest in Speed Channel for approximately US$111 million ($221 million) bringing the Group's ownership percentage to 100%.

(d) The Group and Liberty Media Corporation ("Liberty") at 30 June, 2001 each owned 50% of Fox Sports International. In July 2001, under a pre-existing option, Liberty exercised its right to sell its 50% interest in Fox Sports International to the Group in exchange for an aggregate 3,673,183 ADRs representing 14,692,732 preferred limited voting ordinary shares valued at $180 million. The transaction closed in December 2001. Under the terms of this transaction, the Group transferred the acquired interest in Fox Sports International to FEG in exchange for the issuance of 3,632,269 FEG Class A Common Stock. This issuance increased the Group's interest in FEG from 85.25% to 85.32%, while its voting interest remained at 97.8%.

(e) In August 2002, the Group acquired the television station WPWR-TV in the Chicago designated market area from Newsweb Corporation for US$425 million ($640 million) in cash.

(f) In April 2003, the Group and Telecom Italia acquired Telepiu, S.p.A. ("Telepiu"), Vivendi Universal's satellite pay-television platform in Italy, for approximately €788 million ($1,313 million), consisting of the assumption of €350 million ($602 million) in outstanding indebtedness and a cash payment of €438 million ($711 million). In the acquisition, Telepiu was merged with Stream S.p.A., and the combined platform was renamed SKY Italia, which is owned 80.1% by the Group and 19.9% by Telecom Italia.

## ➤ NOTE 33 Hughes Electronics

In April 2003, the Group, General Motors Corporation ("GM") and Hughes Electronics Corporation ("Hughes") reached an agreement in which the Group would acquire 34% of Hughes. The Group will acquire GM's 19.9% interest in Hughes for approximately US$3.8 billion ($5.7 billion), of which US$768 million ($1,157 million) of the consideration may be paid in preferred ADRs. The Group will acquire through a merger an additional 14.1% of Hughes for approximately US$2.7 billion ($4.1 billion) that is payable, at the Group's option, in cash or preferred ADRs. Simultaneously with the closing of this transaction, the Group will transfer its 34% ownership interest in Hughes to Fox Entertainment Group ("FEG") in exchange for promissory notes representing US$4.5 billion ($6.8 billion) and approximately 74.2 million shares of FEG's Class A Common Stock. This will increase the Group's ownership interest in FEG from 80.6% to approximately 82%, whilst its voting percentage of FEG will remain at 97%. The closing of this transaction is subject to a number of conditions, including approval by GM's shareholders, a tax ruling and regulatory approvals.

# Parent Entity Financial Statements

FOR THE YEAR ENDED 30 JUNE, 2003

| | Note | Parent Entity 2003 | 2002 |
|---|---|---|---|
| | | A$ million | |
| **Statement of Financial Performance** | | | |
| FOR THE YEAR ENDED 30 JUNE, 2003 | | | |
| Dividend income from controlled entities | | 4,328 | 3 |
| Interest income from controlled entities | | 39 | |
| Gain on sale of controlled entities | | 39 | |
| Profit from ordinary activities before tax | 1 | 4,406 | 3 |
| Net profit from ordinary activities after tax | | 4,406 | 3 |
| Net profit attributable to members of the parent entity | | 4,406 | 3 |
| Total change in equity other than those resulting from transactions with owners as owners | | 4,406 | 3 |
| **Statement of Financial Position** | | | |
| AS AT 30 JUNE, 2003 | | | |
| **Assets** | | | |
| *Current Assets* | | | |
| Cash | | 9 | 7 |
| Non-trade amounts owing by controlled entities | | 88 | 10,321 |
| Total Current Assets | | 97 | 10,328 |
| *Non-Current Assets* | | | |
| Investments in controlled entities at cost | | 47,787 | 33,255 |
| Total Non-Current Assets | | 47,787 | 33,255 |
| Total Assets | | 47,884 | 43,583 |
| **Shareholders' Equity** | | | |
| Contributed equity | | 29,728 | 29,529 |
| Asset revaluation reserve | | 311 | 311 |
| Retained profits | 3 | 17,845 | 13,743 |
| Shareholders' equity attributable to members of the parent entity | | 47,884 | 43,583 |
| Total Shareholders' Equity | | 47,884 | 43,583 |
| **Statement of Cash Flows** | | | |
| FOR THE YEAR ENDED 30 JUNE, 2003 | | | |
| **Operating activity** | | | |
| Net profit attributable to members of the parent entity | | 4,406 | 3 |
| Change in receivables | | (4,406) | (3) |
| Cash provided by operating activity | | | |
| **Financing activity** | | | |
| Funding from related entities | | 221 | 208 |
| Issuance of shares | | 2 | |
| Dividends paid | 2 | (221) | (207) |
| Cash provided by financing activity | | 2 | 1 |
| **Net increase in cash** | | 2 | 1 |
| Opening cash balance | | 7 | 6 |
| Closing cash balance | | 9 | 7 |

These Statements should be read in conjunction with the following notes and preceeding Notes 1, 12, 25, 27, 28, 30 and 31.

FOR THE YEAR ENDED 30 JUNE, 2003

| | Parent Entity 2003 | Parent Entity 2002 |
|---|---|---|
| | A$ million | |
| **NOTE 1** | | |
| **Income tax expense** | | |
| Profit from ordinary activities before tax | 4,406 | 3 |
| Prima facie tax expense at 30% | (1,322) | (1) |
| Difference | (1,322) | (1) |
| Difference due to: | | |
| Dividends on which tax is rebateable | (1,298) | (1) |
| Tax benefit received on losses transferred for nil consideration | (12) | |
| Capital Item | (12) | |
| | (1,322) | (1) |

**NOTE 2**

**Dividends**

Dividends declared and proposed during the year:

| *Class of Shares* | *Dividend per share* *Interim* | *Final* | *Franking* | 2003 | 2002 |
|---|---|---|---|---|---|
| Ordinary | 1.5 cents | 1.5 cents | Unfranked | 63 | 31 |
| Preferred limited voting ordinary | 3.75 cents | 3.75 cents | Unfranked | 241 | 120 |
| | | | | 304 | 151 |

Refer Note 10 on page 22 for further details.

**NOTE 3**

**Retained profits**

| | 2003 | 2002 |
|---|---|---|
| Retained profits at the beginning of the financial year | 13,743 | 13,891 |
| Net profit attributable to members of the parent entity | 4,406 | 3 |
| Dividends declared and proposed | (304) | (151) |
| Retained profits at the end of the financial year | 17,845 | 13,743 |

**NOTE 4**

**Non-cash transactions**

During fiscal 2003, the parent entity acquired additional investments in controlled entities of $14.5 billion. Consideration was a reduction in amounts owing by controlled entities and as such was non-cash in nature.

Additionally, non-cash dividends of $4.3 billion were received by the parent entity from its controlled entities.

**NOTE 5**

**Other information**

As at 30 June, 2003, there are no employees of the parent entity (2002 nil).

Directors' remuneration is paid by operating entities and disclosed in Note 12. Auditors' remuneration is borne by other Group entities.

# Directors' Declaration

FOR THE YEAR ENDED 30 JUNE, 2003

The Directors of The News Corporation Limited declare that:

(a) The financial statements and associated notes comply with the accounting standards;

(b) The financial statements and notes give a true and fair view of the financial position as at 30 June, 2003, and performance of the parent entity and consolidated entity for the year ended on that date;

(c) In the Directors' opinion:

(i) There are reasonable grounds to believe that the consolidated entity will be able to pay its debts as and when they become due and payable, and the members of the Closed Group which are party to the deed described in Note 31 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee dated 19 June, 1992; and

(ii) The financial statements and notes are in accordance with the Corporations Act 2001, including sections 296 and 297.

This declaration is made in accordance with a resolution of the Directors.

K R Murdoch AC

Director

D F DeVoe

Director

13 August, 2003




The Ernst & Young Building

[illegible]


INDEPENDENT AUDIT REPORT

To the members of The News Corporation Limited

**Scope**

*The full financial report and directors' responsibility*

The full financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for The News Corporation Limited ("the parent entity") and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the parent entity and the entities it controlled during that year.

The directors of the parent entity are responsible for preparing a full financial report that gives a true and fair view of the financial position and performance of the parent entity and consolidated entity, and that complies with Accounting Standards, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the full financial report.

*Audit approach*

We conducted an independent audit of the full financial report in order to express an opinion on it to the members of the parent entity. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the full financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the full financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the parent entity's and consolidated entity's financial positions, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the full financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the full financial report. These and our other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the parent entity.

**Independence**

We are independent of the parent entity, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our statutory audit work, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

**Audit Opinion**

In our opinion, the full financial report of The News Corporation Limited is in accordance with:

(a) The Corporations Act 2001, including:

(i) Giving a true and fair view of the financial position of The News Corporation Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

(ii) Complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) Other mandatory professional reporting requirements in Australia.

Ernst & Young

C N Westworth
Partner
Sydney
28 August, 2003

# Shareholder Information

AT 13 AUGUST, 2003

**Corporate Ownership – Ordinary Shares**

| | |
|---|---|
| Number of Ordinary Shareholders | 63,234 |
| Voting rights | |
| On show of hands – one vote for each member | |
| On poll – one vote for each share held | |
| **Distribution of shareholding** | |
| 1-1,000 | 39,585 |
| 1,001-5,000 | 19,351 |
| 5,001-10,000 | 2,390 |
| 10,001-100,000 | 1,696 |
| 100,001 and over | 212 |
| Holding less than a marketable parcel | 2,709 |
| **Top twenty shareholders as at 13 August, 2003** | |
| Cruden Investments Pty. Limited and controlled entities | 626,052,873 |
| Citicorp Nominees Pty. Limited | 411,123,550 |
| Westpac Custodian Nominees Limited | 234,048,799 |
| JP Morgan Nominees Australia Limited | 220,726,822 |
| National Nominees Limited | 176,120,717 |
| ANZ Nominees Limited | 66,608,580 |
| RBC Global Services Australia Nominees Pty. Limited | 43,563,501 |
| Commonwealth Custodial Services Limited | 24,634,107 |
| AMP Life Limited | 24,621,550 |
| Queensland Investment Corporation | 24,375,295 |
| Cogent Nominees Pty. Limited | 19,698,824 |
| HSBC Custody Nominees (Australia) Limited | 14,959,084 |
| Warnford Nominees Pty. Limited | 8,419,331 |
| NRMA Nominees Pty. Limited | 5,610,261 |
| Invia Custodian Pty. Limited | 3,893,614 |
| Bond Street Custodians Limited | 3,787,867 |
| Total Risk Management Pty. Limited | 3,398,993 |
| BNP Paribas | 3,253,579 |
| Zurich Investment Management Limited | 2,873,232 |
| Suncorp Custodian Services Pty. Limited | 2,707,798 |
| | 1,920,478,377 |
| Percentage of issued ordinary shares held by twenty largest holders | 91.57% |
| **Substantial Shareholders** | |
| Cruden Investments Pty. Limited and controlled entities | 626,052,873 |

# Shareholder Information (continued)

AT 13 AUGUST, 2003

**Corporate Ownership – Preferred Limited Voting Ordinary Shares**

| | |
|---|---|
| Number of Preferred Limited Voting Ordinary Shareholders | 19,307 |

A holder of a preferred limited voting ordinary share ("preferred share") shall be entitled to vote at any general meeting of the members of The News Corporation Limited by virtue of holding such share mutatis mutandis in the same manner and subject to the same conditions as the holder of an ordinary share (including as to the number of votes which may be cast on a poll) but only in the following circumstances and not otherwise:

(i) on a proposal to reduce the share capital of The News Corporation Limited, or on a proposal to wind up or during the winding up of The News Corporation Limited, or on a proposal for the disposal of the whole of the property, business and undertaking of The News Corporation Limited;

(ii) on a proposal that affects rights attached to the preferred share;

(iii) during a period during which a Dividend (or part of a Dividend) in respect of the preferred share is in arrears; or

(iv) on a resolution to approve the terms of a buy-back agreement.

**Distribution of shareholding**

| | |
|---|---|
| 1-1,000 | 10,809 |
| 1,001-5,000 | 6,459 |
| 5,001-10,000 | 1,055 |
| 10,001-100,000 | 802 |
| 100,001 and over | 182 |
| Holding less than a marketable parcel | 1,177 |

**Top twenty shareholders as at 13 August, 2003**

| | |
|---|---|
| Citicorp Nominees Pty. Limited | 1,966,415,137 |
| JP Morgan Nominees Australia Limited | 260,218,602 |
| Cruden Investments Pty. Limited and controlled entities | 217,117,439 |
| National Nominees Limited | 172,899,348 |
| Westpac Custodian Nominees Limited | 169,038,201 |
| RBC Global Services Australia Nominees Pty. Limited | 64,216,427 |
| ANZ Nominees Limited | 43,958,958 |
| Queensland Investment Corporation | 36,115,666 |
| Commonwealth Custodial Services Limited | 35,929,292 |
| Cogent Nominees Pty. Limited | 34,690,393 |
| AMP Life Limited | 30,365,789 |
| HSBC Custody Nominees (Australia) Limited | 13,276,810 |
| Government Superannuation Office | 11,201,537 |
| Ogier Trustee Limited | 8,056,286 |
| NRMA Nominees Pty. Limited | 7,627,295 |
| Victorian Workcover Authority | 7,400,749 |
| Transport Accident Commission | 6,455,259 |
| Suncorp Custodian Services Pty. Limited | 6,205,738 |
| Warnford Nominees Pty. Limited | 5,522,431 |
| Invia Custodian Pty. Limited | 4,945,012 |
| | 3,101,656,369 |
| Percentage of Preferred Limited Voting Ordinary Shares held by twenty largest holders | 96.01% |

**Head Office**

2 Holt Street
Sydney NSW 2010
Australia

**Registered Office**

121 King William Street
Adelaide SA 5000
Australia

# Board of Directors and Management Committee

## Directors

**K. Rupert Murdoch AC**
Chairman and Chief Executive

**Geoffrey C. Bible**

**Chase Carey**

**Peter Chernin**

**Kenneth E. Cowley AO**

**David F. DeVoe**

**Roderick I. Eddington**

**Dr. Aatos J. Erkko KBE**

**Andrew S. B. Knight**

**Graham Kraehe AO**

**James R. Murdoch**

**Lachlan K. Murdoch**

**Thomas J. Perkins**

**Stanley S. Shuman**

**Arthur M. Siskind**

## Executive Management Committee

**Rupert Murdoch**
Chairman and Chief Executive
News Corporation

**Tony Ball**
Chief Executive
British Sky Broadcasting

**Paul Carlucci**
Chairman and Chief Executive Officer
News America Marketing

**Peter Chernin**
President and Chief Operating Officer
News Corporation

**David DeVoe**
Senior Executive Vice President
and Chief Financial Officer
News Corporation

**Anthea Disney**
Executive Vice President, Content
News Corporation

**Jane Friedman**
President and Chief Executive Officer
HarperCollins

**James Gianopulos**
Chairman
Fox Filmed Entertainment

**Gary Ginsberg**
Executive Vice President, Investor
Relations and Corporate Communications
News Corporation

**Sandy Grushow**
Chairman
Fox Television Entertainment Group

**John Hartigan**
Chief Executive
News Limited

**David Hill**
Chairman and Chief Executive Officer
Fox Sports Television Group

**Les Hinton**
Executive Chairman
News International plc

**James Murdoch**
Chairman and Chief Executive Officer
STAR Group

**Lachlan Murdoch**
Deputy Chief Operating Officer
News Corporation

**Abe Peled**
Chief Executive Officer
NDS

**Martin Pompadur**
Executive Vice President
News Corporation

**Thomas Rothman**
Chairman
Fox Filmed Entertainment

**Jeff Shell**
Chief Executive Officer
Gemstar-TV Guide International

**Arthur Siskind**
Senior Executive Vice President
and Group General Counsel
News Corporation

**Mitchell Stern**
Chairman and Chief Executive Officer
Fox Television Stations

EXHIBIT C

**THE NEWS CORPORATION LIMITED**
ABN 40 007 910 330

# NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the twenty-fourth Annual General Meeting of members of the Company will be held in the Ballroom of the Hyatt Regency, North Terrace, Adelaide, South Australia on 15 October 2003 at 10am.

# ORDINARY BUSINESS

### Receipt of Accounts and Reports

To receive and consider the financial report of the Company (and the Group) for the year ended 30 June 2003, together with the reports of Directors and Auditors.

The Corporations Act and the Company's constitution require the annual financial report, directors' report and auditor's report to be received and considered at the annual general meeting of shareholders.

Neither the Corporations Act nor the Company's constitution requires a vote on the reports. However, shareholders will have an opportunity to ask questions and make comments on the reports and the Company's business and operations at the meeting.

### Resolutions

### Election of Directors

Messrs Lachlan Murdoch, Thomas Perkins, Stanley Shuman and Arthur Siskind retire by rotation. They are all eligible and offer themselves for re-election.

A short summary of the Directors' qualifications is set out on pages 50 to 52 of the Company's Concise Report.

# SPECIAL BUSINESS

### 1. Grant of Options to Executive Directors

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

*"THAT approval be and is hereby given to the grant to the following Executive Directors of the Company, pursuant to and in accordance with the terms and conditions of the News Corporation Share Option Plan ("Plan"), of the specified number of options set against their respective names to acquire Preferred Limited Voting Ordinary Shares:*

| News Corporation Share Option Plan | Number of Options |
|---|---|
| Mr. C.Carey | 500,000 |
| Mr. P.Chernin | 1,000,000 |
| Mr. D.F.DeVoe | 500,000 |
| Mr J.R.Murdoch | 275,000 |
| Mr. L.K.Murdoch | 375,000 |
| Mr. A.M Siskind | 500,000 |

**Notes**

The options are issued for no cost under and in accordance with the terms of the Plan, and granted subject to the approval of the members of the Company, and have an exercise price of A$9.89, equal to the weighted average market price of the Company's preferred limited voting ordinary shares sold on the ASX during the five trading days immediately prior to 11 August 2003. The grant of such options to the Executive Directors listed above is consistent with the current practice of the Company and was made in connection with grants to executives on a Company-wide basis.

At last year's Annual General Meeting held on 9 October 2002, approval was given to the issue of the following number of options under the Plan to the following persons – Mr. P. Chernin 1,000,000; Mr. D.F. DeVoe 480,000; Mr. J.R. Murdoch 220,000; Mr. L.K. Murdoch 340,000, Mr. A.M. Siskind 480,000; which options are exercisable up to and including 12 August 2012 at A$8.02, being the exercise price calculated in accordance with the Plan, and which options were issued at no cost in accordance with that approval. The 12,000 options granted to Mr C Carey at that meeting are exercisable up to and including 8 October 2012 at A$7.73, being the exercise price calculated in accordance with the Plan, and which options were issued at no cost in accordance with that approval.

**2. Approval of Directors' fees**

To consider and if thought fit, to pass the following resolution as an **ordinary resolution:**

> *"That the Company approves payment of an aggregate of up to A$1.85 million (approximately US$1.2 million) per annum to the Directors, other than any in full-time employment of the Company or any of its subsidiaries, for their services as Directors."*

**Notes**

The ASX Listing Rules and the Company's constitution require the Company's shareholders to approve an increase in the maximum aggregate amount of fees payable to Non-Executive Directors, which will be divided amongst those Directors as the Directors determine.

A maximum aggregate of up to A$650,000 was approved by shareholders on 13 October 1998. If this resolution is passed the maximum aggregate amount of fees payable to Non-Executive Directors will increase by A1.2 million.

The increase in fees payable to non-executive directors is necessary to attract qualified individuals to serve as non-executive directors and to compensate them for the additional time spent to ensure compliance by the Company with the new corporate governance regulations.

By Order of the Board
Keith D Brodie
Company Secretary
9 September 2003

# Voting

### Voting Exclusion

In accordance with the ASX Listing Rules the Company will disregard any votes cast in respect of the above special business item 1 by any Director of the Company who is eligible to participate in the Plan or an associate of such a Director, and in respect to special business item 2 by any director; except that the Company will not disregard votes cast by any such person as proxy for a member of the Company, in accordance with the directions on the proxy form, or by the Chairman of the meeting as proxy for a member of the Company, in accordance with a direction on the proxy form to vote as the proxy decides. Members wishing to appoint the Chairman of the meeting as their proxy should read carefully the instructions on the proxy form and mark the relevant box to ensure their votes are not disregarded.

### Preferred Shareholders - Ineligible to vote

Under the Company's constitution Preferred Limited Voting Ordinary shareholders will be ineligible to vote at the Annual General Meeting, accordingly such shareholders have not received a proxy form. If you propose to attend the Annual General Meeting, please bring the enclosed bar-coded address-slip with you. This will help in registering your attendance.

### How You Can Vote

You may vote by attending the Annual General Meeting in person or by proxy.

If you wish to vote in person, please attend the Annual General Meeting and bring the enclosed meeting form with you. Corporate members wishing to appoint a representative to attend the Annual General Meeting on behalf of the member should ensure that their representative can provide appropriate evidence of his/her appointment.

Proxies can be lodged by enclosing the completed proxy form in the Reply Paid envelope to The News Corporation Limited share registry at the address below:

Computershare Investor Services Pty Limited
Reply Paid 242
MELBOURNE VIC 8060
Australia

Or by returning the proxy by facsimile to:

Computershare Investor Services Pty Limited
(Inside Australia) 08-8236-2305 (Outside Australia) 61-8-8236-2305)

### Specified Time for Determination of Holdings for Meeting

Pursuant to regulation 7.11.37 of the Corporations Regulations, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining voting entitlements for the Annual General Meeting will be as it appears in the Share Register at 10.00pm on 13 October 2003.

EXHIBIT D

**Time Sensitive Materials**

# Depositary's Notice of Shareholders' Meeting of The News Corporation Limited

| | |
|---|---|
| **ADSs:** | American Depositary Shares evidenced by American Depositary Receipts ("ADRs"). |
| **ADS CUSIP No.:** | 652487703. |
| **ADS Record Date:** | September 9, 2003. |
| **Meeting Specifics:** | Annual General Meeting - October 15, 2003 at 10:00 A.M. (local time) in the Ballroom of the Hyatt Regency, North Terrace, Adelaide, South Australia. |
| **Meeting Agenda:** | Please refer to the Company's Notice of Meeting enclosed herewith. |
| **ADS Voting Instructions Deadline:** | On or before 10:00 A.M. (New York City time) on October 7, 2003. |
| **Deposited Securities:** | Ordinary shares of The News Corporation Limited, a corporation organized and existing under the laws of South Australia, Australia (the "Company"). |
| **ADS Ratio:** | 4 shares to 1 ADS. |
| **Depositary:** | Citibank, N.A. |
| **Custodian of Deposited Securities:** | Citicorp Nominees Pty Ltd. - Melbourne, Australia. |
| **Deposit Agreement:** | Amended and Restated Deposit Agreement, dated as of October 29, 1996, among the Company, the Depositary, and all Holders from time to time of ADRs issued thereunder. |

To be counted, your Voting Instructions need to be received by the Depositary prior to **10:00 A.M.** (New York City time) on the Voting Instruction Deadline **October 7, 2003.**

The Company has announced that an Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. **A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.***

Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

As provided in Section 4.07 of the Deposit Agreement, upon timely receipt of signed and completed voting instructions from a Holder of ADRs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

***If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 877-CITI-ADR (877-248-4237).***

Citibank, N.A., as Depositary

---

* As set forth in Section 4.07 of the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of Australia and the Constitution of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders' ADSs.

EXHIBIT E

X your vote as in this example

0000

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 1(a) | ☐ | ☐ | ☐ |
| 1(b) | ☐ | ☐ | ☐ |
| 1(c) | ☐ | ☐ | ☐ |
| 1(d) | ☐ | ☐ | ☐ |
| 2 | ☐ | ☐ | ☐ |
| 3 | ☐ | ☐ | ☐ |

SIGNATURE(S) ______________________ Date ____________

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

## The News Corporation Limited

1. Approval of the re-election of the following Directors, as set forth in the Company's Notice of Meeting enclosed herewith:
   a) Mr. Lachlan Murdoch;
   b) Mr. Thomas Perkins;
   c) Mr. Stanley Shuman; and
   d) Mr. Arthur Siskind.
2. Approval of an ordinary resolution to grant options to certain Executive Directors, as set forth in the Company's Notice of Meeting enclosed herewith.
3. Approval of an ordinary resolution that the Company approves payment of an aggregate of up to A$1.85 million (approximately US$1.2 million) per annum to the Directors, other than any in full-time employment of the Company or any of its subsidiaries, for their services as Directors, as set forth in the Company's Notice of Meeting enclosed herewith.

***The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 A.M. (New York City time) on October 7, 2003 for action to be taken.***

**2003 VOTING INSTRUCTIONS** **AMERICAN DEPOSITARY SHARES**

## The News Corporation Limited (the "Company")

| | |
|---|---|
| CUSIP No.: | 652487703. |
| ADS Record Date: | September 9, 2003. |
| Meeting Specifics: | Annual General Meeting - October 15, 2003 at 10:00 A. M. (local time) in the Ballroom of the Hyatt Regency, North Terrace, Adelaide, South Australia. |
| Meeting Agenda: | Please refer to the Company's Notice of Meeting enclosed herewith. |
| Depositary: | Citibank, N.A. |
| Deposit Agreement:: | Amended and Restated Deposit Agreement, dated as of October 29, 1996. |
| Deposited Securities: | Ordinary shares of the Company. |
| Custodian: | Citicorp Nominees Pty Ltd. - Melbourne, Australia |

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

---

**DETACH HERE**

EXHIBIT F

**No Action Necessary**
**For Informational Purposes Only**

# Depositary's Notice of Shareholders' Meeting of The News Corporation Limited

| | |
|---|---|
| **ADSs:** | American Depositary Shares evidenced by American Depositary Receipts ("ADRs"). |
| **ADS CUSIP No.:** | 652487802. |
| **ADS Record Date:** | September 9, 2003. |
| **Meeting Specifics:** | Annual General Meeting - October 15, 2003 at 10:00 A.M. (local time) in the Ballroom of the Hyatt Regency, North Terrace, Adelaide, South Australia. |
| **Meeting Agenda:** | Please refer to the Company's Notice of Meeting enclosed herewith. |
| **Deposited Securities:** | Preferred limited voting ordinary shares of The News Corporation Limited, a corporation organized and existing under the laws of South Australia, Australia (the "Company"). |
| **ADS Ratio:** | 4 shares to 1 ADS. |
| **Depositary:** | Citibank, N.A. |
| **Custodian of Deposited Securities:** | Citicorp Nominees Pty Ltd. - Melbourne, Australia. |
| **Deposit Agreement:** | Amended and Restated Deposit Agreement, dated as of December 3, 1996, among the Company, the Depositary, and all Holders from time to time of ADRs issued thereunder. |

The Company has announced that an Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. **A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.**

The Company has informed the Depositary that pursuant to the Constitution of the Company and the Deposit Agreement, Holders of record of ADSs evidencing Deposited Securities are not entitled to vote or to instruct the Depositary as to the voting of the Deposited Securities on any of the resolutions set forth in the Company's Notice of Meeting. Accordingly, the Company's Notice of Meeting is provided for information purposes only.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

***If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).***

Citibank, N.A., as Depositary

<u>EXHIBIT G</u>

# THE NEWS CORPORATION LIMITED

ABN 40 007 910 330

## NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the twenty-fourth Annual General Meeting of members of the Company will be held in the Ballroom of the Hyatt Regency, North Terrace, Adelaide, South Australia on 15 October 2003 at 10am.

## ORDINARY BUSINESS

**Receipt of Accounts and Reports**

To receive and consider the financial report of the Company (and the Group) for the year ended 30 June 2003, together with the reports of Directors and Auditors.

The Corporations Act and the Company's constitution require the annual financial report, directors' report and auditor's report to be received and considered at the annual general meeting of shareholders.

Neither the Corporations Act nor the Company's constitution requires a vote on the reports. However, shareholders will have an opportunity to ask questions and make comments on the reports and the Company's business and operations at the meeting.

**Resolutions**

**Election of Directors**

Messrs Lachlan Murdoch, Thomas Perkins, Stanley Shuman and Arthur Siskind retire by rotation. They are all eligible and offer themselves for re-election.

A short summary of the Directors' qualifications is set out on pages 50 to 52 of the Company's Concise Report.

# SPECIAL BUSINESS

## 1. Grant of Options to Executive Directors

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution:**

*"THAT approval be and is hereby given to the grant to the following Executive Directors of the Company, pursuant to and in accordance with the terms and conditions of the News Corporation Share Option Plan ("Plan"), of the specified number of options set against their respective names to acquire Preferred Limited Voting Ordinary Shares:*

| News Corporation Share Option Plan | Number of Options |
|---|---|
| Mr. C. Carey | 500,000 |
| Mr. P. Chernin | 1,000,000 |
| Mr. D.F. DeVoe | 500,000 |
| Mr. J.R. Murdoch | 275,000 |
| Mr. L.K. Murdoch | 375,000 |
| Mr. A.M. Siskind | 500,000 |

**Notes**

The options are issued for no cost under and in accordance with the terms of the Plan, and granted subject to the approval of the members of the Company, and have an exercise price of A$9.89, equal to the weighted average market price of the Company's preferred limited voting ordinary shares sold on the ASX during the five trading days immediately prior to 11 August 2003. The grant of such options to the Executive Directors listed above is consistent with the current practice of the Company and was made in connection with grants to executives on a Company-wide basis.

At last year's Annual General Meeting held on 9 October 2002, approval was given to the issue of the following number of options under the Plan to the following persons—Mr. P. Chernin 1,000,000; Mr. D.F. DeVoe 480,000; Mr. J.R. Murdoch 220,000; Mr. L.K. Murdoch 340,000; Mr. A.M. Siskind 480,000; which options are exercisable up to and including 12 August 2012 at A$8.02, being the exercise price calculated in accordance with the Plan, and which options were issued at no cost in accordance with that approval. The 12,000 options granted to Mr C. Carey at that meeting are exercisable up to and including 8 October 2012 at A$7.73, being the exercise price calculated in accordance with the Plan, and which options were issued at no cost in accordance with that approval.

## 2. Approval of Directors' fees

To consider and if thought fit, to pass the following resolution as an **ordinary resolution**:

*"That the Company approves payment of an aggregate of up to A$1.85 million (approximately US$1.2 million) per annum to the Directors, other than any in full-time employment of the Company or any of its subsidiaries, for their services as Directors."*

**Notes**

The ASX Listing Rules and the Company's constitution require the Company's shareholders to approve an increase in the maximum aggregate amount of fees payable to Non-Executive Directors, which will be divided amongst those Directors as the Directors determine.

A maximum aggregate of up to A$650,000 was approved by shareholders on 13 October 1998. If this resolution is passed the maximum aggregate amount of fees payable to Non-Executive Directors will increase by A$1.2 million.

The increase in fees payable to Non-Executive Directors is necessary to attract qualified individuals to serve as Non-Executive Directors and to compensate them for the additional time spent to ensure compliance by the Company with the new corporate governance regulations.

By Order of the Board
Keith D Brodie
Company Secretary
9 September 2003

# Voting

### Voting Exclusion

In accordance with the ASX Listing Rules the Company will disregard any votes cast in respect of the above special business item 1 by any Director of the Company who is eligible to participate in the Plan or an associate of such a Director, and in respect to special business item 2 by any Director; except that the Company will not disregard votes cast by any such person as proxy for a member of the Company, in accordance with the directions on the proxy form, or by the Chairman of the meeting as proxy for a member of the Company, in accordance with a direction on the proxy form to vote as the proxy decides. Members wishing to appoint the Chairman of the meeting as their proxy should read carefully the instructions on the proxy form and mark the relevant box to ensure their votes are not disregarded.

### Preferred Shareholders—Ineligible to Vote

Under the Company's constitution Preferred Limited Voting Ordinary shareholders will be ineligible to vote at the Annual General Meeting.

### How You Can Vote

You may vote by attending the Annual General Meeting in person or by proxy.

EXHIBIT H


News Corporation
Annual Information for ADR holders
2003
THE AUSTRALIAN
SADDAM FA
BREAKING NEWS
STAR
न्यूज़
SKYFO
PREY MICHAEL CRICHTON
SEAN HANNITY
PARADISE ALLEY
Princess in Waiting

INFORMATION FOR ADR HOLDERS:

In the United States, shares of The News Corporation Limited ("News Corporation" or the "Group") are traded in the form of American Depositary Receipts ("ADRs"). ADRs representing ordinary shares of News Corporation are traded on the New York Stock Exchange ("NYSE") under the ticker symbol "NWS", and ADRs representing preferred limited voting ordinary shares of News Corporation are traded on the NYSE under the ticker symbol "NWS.A". Each ADR represents four underlying shares. As of August 13, 2003, there were outstanding 85,767,212 ADRs representing ordinary shares and 467,593,132 ADRs representing preferred limited voting ordinary shares. Details of trading activity are published under the abbreviation "Newscp" (ordinary shares) and "Newscp pf" (preferred shares) in the stock tables of most large daily U.S. newspapers.

News Corporation's consolidated condensed financial statements are presented in Australian dollars (A$) and have been prepared in accordance with accounting principles generally accepted in Australia (A-GAAP), which vary in certain significant respects from accounting principles generally accepted in the United States (US-GAAP). A discussion of the significant differences and the approximate effect of applying US-GAAP to consolidated net income, shareholders' equity and certain balance sheet captions are set forth on pages 5 through 11.

The consolidated condensed financial statements included herein are set forth in Australian dollars with a translation of the statement of financial position amounts and the statement of financial performance to US dollars (US$) at A$1.00 = US$0.6637, the June 30, 2003 exchange rate, solely for your convenience.

The table below sets forth News Corporation's revenues, operating income and assets under A-GAAP for the year ended June 30, 2003 by geographic area.

| | US | Europe | Australasia |
|---|---|---|---|
| Revenues | 76% | 16% | 8% |
| Operating Income | 81% | 12% | 7% |
| Assets | 75% | 16% | 9% |

## EXCHANGE RATES

The following table sets forth for the periods indicated, the average, high, low and period-end Noon Buying Rates in New York City for Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US$ per A$1.00.

| Fiscal Year Ended June 30 | Average | High | Low | Period-End |
|---|---|---|---|---|
| 2001 | 0.5320 | 0.5996 | 0.4828 | 0.5100 |
| 2002 | 0.5240 | 0.5748 | 0.4841 | 0.5628 |
| 2003 | 0.5809 | 0.6729 | 0.5280 | 0.6655 |

## REPORT OF INDEPENDENT AUDITORS

To the Holders of American Depositary Receipts,
THE NEWS CORPORATION LIMITED

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated statements of financial position of The News Corporation Limited as of June 30, 2003 and 2002, and the related consolidated statements of financial performance, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These consolidated financial statements are included in the Full Financial Report for ADR Holders of The News Corporation Limited for the year ended June 30, 2003 and have not been presented herein. In our report dated August 28, 2003, which also appears in the Full Financial Report for ADR Holders, we expressed unqualified opinions on the aforementioned consolidated financial statements.

In our opinion, the information set forth in the 2003 Annual Information for ADR holders appearing on pages 3 through 11 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

ERNST & YOUNG

Sydney, Australia
August 28, 2003

## THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

## CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL PERFORMANCE

**(in millions except for per share and per ADR amounts)**

| | Year ended June 30, | | | US Dollars |
|---|---|---|---|---|
| | 2001 | 2002 | 2003 | 2003 |
| Sales revenue | A$25,578 | A$ 29,014 | A$29,913 | US$19,853 |
| Operating expenses | 22,485 | 25,472 | 25,561 | 16,965 |
| Operating income | 3,093 | 3,542 | 4,352 | 2,888 |
| Net loss from associated entities | (249) | (1,434) | (89) | (59) |
| Borrowing costs | (1,268) | (1,291) | (1,000) | (664) |
| Investments income | 333 | 291 | 209 | 139 |
| Net borrowing costs | (935) | (1,000) | (791) | (525) |
| Dividends on exchangeable securities | (90) | (93) | (94) | (62) |
| Other revenues before income tax | 3,335 | 5,627 | 679 | 451 |
| Other expenses before income tax | (4,609) | (17,601) | (1,057) | (702) |
| Change in accounting policy before income tax | (1,107) | — | — | — |
| (Loss) profit from ordinary activities before income tax | (562) | (10,959) | 3,000 | 1,991 |
| Income tax benefit (expense) on: | | | | |
| Ordinary activities before change in accounting policy and other items | (428) | (640) | (989) | (656) |
| Other items | 19 | (15) | 215 | 143 |
| Change in accounting policy | 421 | — | — | — |
| Net income tax (expense) benefit | 12 | (655) | (774) | (513) |
| Net (loss) profit from ordinary activities after tax | (550) | (11,614) | 2,226 | 1,478 |
| Net (loss) profit attributable to outside equity interests | (196) | (348) | (418) | (277) |
| Net (loss) profit attributable to members of the parent entity | A$ (746) | A$(11,962) | A$ 1,808 | US$ 1,201 |
| Basic earnings per share on net (loss) profit attributable to members of the parent entity | | | | |
| Ordinary shares | A$(0.174) | A$ (2.170) | A$ 0.307 | US$ 0.204 |
| Preferred limited voting ordinary shares | A$(0.209) | A$ (2.604) | A$ 0.368 | US$ 0.244 |
| Ordinary and preferred limited voting ordinary shares | A$(0.192) | A$ (2.431) | A$ 0.344 | US$ 0.228 |
| Diluted earnings per share on net (loss) profit attributable to members of the parent entity | | | | |
| Ordinary shares | A$(0.174) | A$ (2.170) | A$ 0.305 | US$ 0.202 |
| Preferred limited voting ordinary shares | A$(0.209) | A$ (2.604) | A$ 0.366 | US$ 0.243 |
| Ordinary and preferred limited voting ordinary shares | A$(0.192) | A$ (2.431) | A$ 0.342 | US$ 0.227 |
| **In accordance with US-GAAP** | | | | |
| Income (loss) before cumulative effect of accounting change | A$ 740 | A$(14,552) | A$ 1,421 | US$ 947 |
| Net (loss) income | A$ (218) | A$(14,670) | A$ 1,421 | US$ 947 |
| Basic and dilutive income (loss) per ADR before cumulative effect of accounting change: | | | | |
| Ordinary ADRs | A$ 0.61 | A$ (10.55) | A$ 0.96 | US$ 0.64 |
| Preferred limited voting ordinary ADRs | A$ 0.73 | A$ (12.66) | A$ 1.15 | US$ 0.76 |
| Basic and dilutive (loss) earnings per ADR: | | | | |
| Ordinary ADRs | A$ (0.24) | A$ (10.63) | A$ 0.96 | US$ 0.64 |
| Preferred limited voting ordinary ADRs | A$ (0.29) | A$ (12.76) | A$ 1.15 | US$ 0.76 |

## THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

## CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL POSITION

*(in millions)*

| | As Reported June 30, | | US$ | Per US-GAAP June 30, | | US$ |
|---|---|---|---|---|---|---|
| | 2002 | 2003 | 2003 | 2002 | 2003 | 2003 |
| **ASSETS** | | | | | | |
| Current Assets | | | | | | |
| Cash | A$ 6,337 | A$ 6,746 | US$ 4,477 | A$ 6,337 | A$ 6,746 | US$ 4,477 |
| Receivables | 5,809 | 5,701 | 3,784 | 5,809 | 5,701 | 3,784 |
| Inventories | 1,935 | 1,931 | 1,282 | 1,935 | 1,931 | 1,282 |
| Other | 566 | 483 | 321 | 598 | 510 | 338 |
| Total Current Assets | 14,647 | 14,861 | 9,864 | 14,679 | 14,888 | 9,881 |
| Non-current Assets | | | | | | |
| Cash on deposit | — | 698 | 463 | — | 698 | 463 |
| Receivables | 796 | 1,219 | 809 | 796 | 1,219 | 809 |
| Investments | 8,587 | 6,721 | 4,460 | 8,004 | 6,393 | 4,243 |
| Inventories | 4,232 | 4,103 | 2,723 | 4,232 | 4,103 | 2,723 |
| Property, plant and equipment | 6,671 | 6,299 | 4,180 | 6,527 | 6,166 | 4,092 |
| Publishing rights, titles and equipment | 35,348 | 32,724 | 21,719 | 17,957 | 17,252 | 11,450 |
| Goodwill | 455 | 377 | 250 | 12,500 | 10,560 | 7,009 |
| Other | 705 | 745 | 495 | 1,142 | 1,355 | 900 |
| Total Non-current Assets | 56,794 | 52,886 | 35,099 | 51,158 | 47,746 | 31,689 |
| Total Assets | A$71,441 | A$67,747 | US$44,963 | A$65,837 | A$62,634 | US$41,570 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | |
| Current Liabilities | | | | | | |
| Interest bearing liabilities | A$1,856 | A$ 33 | US$ 22 | A$ 1,856 | A$ 33 | US$ 22 |
| Payables | 8,073 | 8,298 | 5,507 | 8,286 | 8,535 | 5,665 |
| Tax liabilities and provisions | 1,076 | 972 | 645 | 1,076 | 972 | 645 |
| Total Current Liabilities | 11,005 | 9,303 | 6,174 | 11,218 | 9,540 | 6,332 |
| Non-current Liabilities | | | | | | |
| Interest bearing liabilities | 13,585 | 12,396 | 8,227 | 13,585 | 12,396 | 8,227 |
| Payables | 4,054 | 3,545 | 2,353 | 4,164 | 3,301 | 2,191 |
| Tax liabilities and provisions | 1,639 | 1,698 | 1,127 | 6,623 | 6,799 | 4,512 |
| Total Non-current Liabilities excluding exchangeable securities | 19,278 | 17,639 | 11,707 | 24,372 | 22,496 | 14,930 |
| Exchangeable securities | 1,690 | 2,084 | 1,383 | — | — | — |
| Total Liabilities including exchangeable securities | 31,973 | 29,026 | 19,264 | 35,590 | 32,036 | 21,262 |
| Minority interest in subsidiaries, including exchangeable securities | — | — | — | 5,294 | 7,869 | 5,223 |
| Shareholders' Equity | 39,468 | 38,721 | 25,699 | 24,953 | 22,729 | 15,085 |
| Total Liabilities and Shareholders' Equity | A$71,441 | A$67,747 | US$44,963 | A$65,837 | A$62,634 | US$41,570 |

## UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Descriptions of the A-GAAP policies, which differ significantly in certain respects from US-GAAP and are reconciled herein, are follows:

### (a) Revaluation of Assets

Prior to fiscal 1991, Property, plant and equipment, Publishing rights, titles and television licenses and Investments were revalued at an amount in excess of cost. The major portion of such revaluation was ascribed to Publishing rights, titles and television licenses. No revaluations have been performed since fiscal 1990 and during fiscal 2001, the Group, in accordance with Australian Accounting Standards Board ("AASB") 1041 "Revaluation of Non-current Assets", adopted a cost basis of measurement, thereby discontinuing further revaluations under A-GAAP. US-GAAP does not permit the revaluation of assets in excess of cost. Accordingly, any gain on the sale of an existing revalued asset would differ between A-GAAP and US-GAAP by the amount of the remaining unamortized revaluation.

### (b) Intangible Assets

Under A-GAAP, amounts paid for the acquisition of Publishing rights, titles and television licenses in connection with purchase business combinations and initial cable distribution investments are not amortized by the Group, where they are considered to have indefinite useful lives. Goodwill acquired in purchase business combinations is amortized over a period not exceeding 20 years using the straight-line method. Under US-GAAP, prior to the change described below, goodwill was being amortized on a straight-line method not exceeding 40 years, except for those business combinations initiated after June 30, 2001. The effect of this difference in amortizable lives is reflected in the fiscal 2001 and 2002 reconciliation of A-GAAP Net income (loss) as reported in the consolidated condensed statements of financial performance to Net income (loss) under US-GAAP ("Reconciliation of net income (loss) to US-GAAP").

Effective July 1, 2002, the Group adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," for US-GAAP. SFAS No. 142 eliminates the requirement to amortize goodwill, indefinite-lived intangible assets and the excess cost over the Group's share of equity investees' assets. This Statement supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets," and replaces it with requirements to assess goodwill and indefinite-lived intangible assets annually for impairment. Intangible assets that are deemed to have a definite life will continue to be amortized over their useful lives. SFAS No. 142 requires the Group to perform an initial impairment assessment of its goodwill and indefinite-lived intangible assets as of the date of adoption. This impairment assessment compares the fair value of these intangible assets to their carrying value. As a result of the tests performed, the Group has determined that none of its goodwill and indefinite-lived intangible assets were impaired. Beginning in fiscal 2003, the Group reflects the full difference in the amortization of goodwill acquired in purchase business combinations in the 2003 reconciliation of A-GAAP Net income (loss) as reported in the consolidated condensed statements of financial performance to Net income (loss) under US-GAAP, as US-GAAP no longer requires the amortization of such assets. Also see (e) and (k).

**(c) Investments**

Net loss from associated entities has been adjusted to reflect the approximate effect of applying US-GAAP to the associated companies' A-GAAP consolidated financial statements.

The equity method of accounting for associated companies has been adjusted to reflect the approximate effect of applying US-GAAP to the associated companies' A-GAAP consolidated financial statements. Additionally, the Group's investments exceed its equity in the underlying net assets of certain of these investees. Under A-GAAP, this amount is not amortized as the excess in each case is considered by the Group to be an intangible asset with an indefinite useful life. Under US-GAAP, the difference between the cost of these investments and the underlying equity in their net assets is considered an intangible asset and was previously amortized over a period not to exceed 40 years. However, as discussed in (b), upon adoption of SFAS No. 142, effective July 1, 2002, amortization of these intangible assets is no longer required. Also see (f).

Under US-GAAP, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Group currently classifies its equity securities as available-for-sale securities, reported at fair market value, with unrealized gains and losses excluded from earnings and reported as a component of other comprehensive income (loss) within shareholders' equity. A-GAAP has no comparable policy. See (i).

Under A-GAAP, the Group recognizes gains (losses) resulting from the issuance of shares of subsidiaries in the Statement of Financial Performance. Gains (losses) resulting from the issuance of shares of equity investees are recorded as a component of shareholders' equity. Under US-GAAP, these gains (losses) are recorded as part of earnings, in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 51, "Accounting for Sales of Stock by a Subsidiary." Under US-GAAP, in fiscal 2003, the Group reduced the gains on the issuance of shares of subsidiaries and associated entities by A$247 million, which primarily relates to the sale of shares by Fox Entertainment Group, Inc. ("FEG"), a subsidiary of the Group.

In fiscal 2001, under US-GAAP, the Group recognized gains on the issuance of shares of associated entities, principally by British Sky Broadcasting Group plc ("BSkyB"), of A$856 million.

**(d) Minority Interest in Subsidiaries**

Under A-GAAP, minority interest in subsidiaries is included in shareholders' equity on the consolidated condensed statements of financial position. In contrast, under US-GAAP, minority interest in subsidiaries is classified on the balance sheet outside of shareholders' equity.

In November 1996, an indirect subsidiary of the Group issued exchangeable preferred securities, which are included in Exchangeable securities under A-GAAP ("TOPrS"). The TOPrS were issued with attached warrants exercisable into ordinary shares of BSkyB (the "Warrants") or, at the option of News Corporation, cash equal to the market value of such shares. Upon the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on July 1, 2000, the Group began recording the Warrants at their fair value on each balance sheet date (in Accounts payable and other—non current) and any related changes to their fair value are recorded as a component of net income. This fair value adjustment is included in the "Change in carrying value of exchangeable preferred securities' warrants, conversion feature of BUCS and other derivatives" in the Reconciliation of net income (loss) to US-GAAP.

During 2003, an indirect subsidiary of the Group issued an aggregate of A$2.5 billion 0.75% Senior Exchangeable Beneficial Unsecured Exchangeable Securities ("BUCS"). The total net proceeds from the issuance of the BUCS was allocated between the fair value of the obligation and the fair value of the exchange feature. The fair values of the obligation and the exchange feature have been recorded in Exchangeable securities and in non-current liabilities, respectively. Also at the balance sheet date, under US-GAAP, the exchange feature is recorded at fair value in accordance with SFAS No. 133 and the adjustment is included in the "Change in carrying value of exchangeable preferred securities' warrants, conversion feature of BUCS and other derivatives" in the Reconciliation of net income (loss) to US-GAAP.

In March and April of 2003, the Group redeemed 85% of the TOPrS and the related warrants. As a result of the fair value adjustment of the Warrants, the basis of the US-GAAP obligation was greater than the A-GAAP obligation upon redemption. Accordingly the basis difference is included in "Gain on redemption of exchangeable preferred securities and related warrants" in the Reconciliation of net income (loss) to US-GAAP.

**(e) Income Taxes**

Under US-GAAP, the Group accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes." Upon adoption of SFAS No. 109, the Group increased the goodwill and deferred tax liabilities to provide for deferred taxes from basis differences on prior business combinations. This adjustment had no effect on US-GAAP net loss reported in prior periods as the resulting increase in amortization expense (recorded over 40 years) was being offset by a corresponding decrease in income tax expense. Under A-GAAP, deferred taxes for basis differences resulting from business combinations are not provided.

Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The Group's temporary differences primarily relate to the amortization of Publishing rights, titles and television licenses, basis differences on business combinations and net operating loss carryforwards for income tax purposes.

**(f) Developing Businesses**

Costs incurred in the development of major new activities, including associated companies, are capitalized until the operations have commenced on a commercial basis. At that point any readily identifiable intangibles, such as publishing rights, titles and television licenses but not goodwill, are recorded at cost and accounted for in accordance with the relevant accounting policy. Under A-GAAP, there were no material costs of this nature capitalized during fiscal 2002 and 2003. Under US-GAAP, these business development costs are charged to operating income or equity in earnings of associated companies, as applicable, in the period incurred, in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5 "Reporting on the Costs of Start-up Activities."

**(g) Pension Benefits**

Under A-GAAP, for the Group's defined benefit superannuation plans, the Group recognizes pension costs at the required levels of contributions made or as actuarially determined. Under US-GAAP, pension costs for defined benefit plans, whether overfunded or underfunded, are recorded on an accrual basis in accordance with SFAS No. 87, "Employers' Accounting for Pensions," rather than based on contributions payable to the retirement plan for the year. In addition, no minimum liability adjustment is recognized against equity whereas under US-GAAP a minimum pension liability is recognized against equity when the accumulated benefit obligation exceeds the fair value of plan assets.

**(h) Earnings per ADR**

Earnings per ADR ("EPS") is computed individually for the ordinary ADRs and preferred ADRs. Net income (loss) is apportioned to both ordinary ADR holders and preferred ADR holders on the ratio of 1 to 1.2, respectively, in accordance with the rights of the shareholders as described in News Corporation's Constitution. In order to give effect to this apportionment when determining EPS, the weighted average preferred ADR is increased by 20% (the "Adjusted Preferred") and is then compared to the sum of the weighted average ordinary ADRs and the weighted average Adjusted Preferred. The resulting percentage is then applied to the Net income (loss) to determine the apportionment for the preferred ADR holders with the balance attributable to the ordinary ADR holders.

EPS has been presented in the two-class presentation, as the preferred ADRs participate in dividends with the ordinary ADRs. Prior year amounts have been restated to conform to the two-class presentation.

The following table sets forth the differences in computation of diluted earnings per ADR under SFAS No. 128, "Earnings per Share" between A-GAAP and US-GAAP:

| | Year ended June 30, | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| Net (loss) profit attributable to members of the parent entity | A$ (746) | A$(11,962) | A$1,808 |
| Net US-GAAP adjustments | 528 | (2,708) | (387) |
| LYONS Interest expenses | 29 | 34 | 31 |
| Perpetual preferrence dividends | (51) | (52) | (47) |
| (Loss) income available to members of the parent entity in accordance with US-GAAP | A$ (240) | A$(14,688) | A$1,405 |
| Weighted average ADRs in accordance with A-GAAP | 1,035 | 1,245 | 1,286 |
| Plus incremental shares from assumed conversions for US-GAAP | 19 | 19 | 19 |
| Weighted average ADRs in accordance with US-GAAP | 1,054 | 1,264 | 1,305 |

### (i) Other Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in financial statements under US-GAAP. Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under US-GAAP, are excluded from net income. As of June 30, 2002 and 2003, accumulated other comprehensive income (loss) was A$2,891 million and A$(1,196) million, respectively.

### (j) Revenue

In November 2001, the U.S. Financial Accounting Standards Board ("FASB") issued Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This EITF states that the financial statement classification of customer incentives, including the amortization of cable distribution investments over the original term of the cable distribution agreement, should be presented as a reduction in revenue. Under A-GAAP, costs associated with cable distribution investments are reflected as intangible assets. As required, under US-GAAP, effective January 1, 2002, the Group has reclassified the amortization of cable distribution investments against revenues. The amortization of cable distribution investments had previously been included in Depreciation and amortization under US-GAAP.

### (k) Acquisitions

Under A-GAAP, when an entity or operation is acquired, the identifiable assets and liabilities assumed must be measured at their fair value at the date of the closing of the acquisition. The purchase consideration is the fair value, as of the closing date of the acquisition, of assets given, equity instruments issued or liabilities undertaken by the acquiring entity.

Under US-GAAP, equity instruments that are issued in a purchase business combination are valued on the date the terms of the purchase agreement are agreed to and announced, which differs from A-GAAP that values such consideration at the date of closing of the acquisition. In addition, under US-GAAP, deferred taxes are recognized for the future tax consequences of temporary differences between the assigned values assigned to identifiable assets and the tax basis of the identifiable assets. Such differences are not recognized for A-GAAP.

The impact of these differences on the July 2001 acquisition of Chris Craft Industries and its subsidiaries and on the December 2001 acquisition of Fox Sports International for US-GAAP purposes was to increase the purchase price by approximately A$3,574 million above the A-GAAP amount, including A$1,800 million related to SFAS No. 109 in connection with the acquisition of Chris-Craft Industries, and A$84 million, including A$42 million related to SFAS No. 109 in connection with the acquisition of Fox Sports International.

The application of US-GAAP, as described above, would have had the following approximate effect on consolidated net income (loss) and shareholders' equity.

| | Year ended June 30, | | |
|---|---|---|---|
| | 2001 | 2002 | 2003 |
| | (in millions except per ADR amounts) | | |
| Net (loss) income as reported in the consolidated condensed statements of financial performance | A$ (746) | A$ (11,962) | A$ 1,808 |
| Items increasing (decreasing) reported income before cumulative effect of an accounting change: | | | |
| Amortization of publishing rights, titles and television licenses (b) | (622) | (657) | — |
| Amortization of cable distribution investments (j) | (167) | (221) | (214) |
| Amortization of goodwill (b) | 22 | 24 | 47 |
| Gain/(loss) on sale/disposal of non-current assets, net (c) | 1,516 | (314) | (247) |
| Adjustment of writedown of investment in Stream SpA related to basis difference (c) | — | 579 | — |
| Adjustment of writedown of investment in Gemstar-TV Guide related to basis difference [1] (c) | — | (545) | — |
| Adjustment of writedown of investment in Latin America DTH platforms related to basis difference (c) | — | — | 104 |
| Equity in losses of associated companies (c) | (1,289) | (1,495) | (51) |
| Change in carrying value of exchangeable securities' warrants, exchange feature of BUCS and other derivatives (d) | 1,535 | (63) | (70) |
| Gain on redemption of exchangeable securities and related warrants (d) | — | — | 280 |
| Income tax (expense) benefit relating to US-GAAP adjustments (e) | (91) | 97 | (306) |
| Minority interest relating to US-GAAP adjustments (d) | 146 | 74 | 40 |
| Other, net | (407) | (69) | 30 |
| Net increase (decrease) in reported income before cumulative effect of accounting change | 643 | (2,590) | (387) |
| | (103) | (14,552) | 1,421 |
| Cumulative effect of accounting change, net of tax [2] | (115) | (118) | — |
| Approximate net (loss) income in accordance with US-GAAP | A$ (218) | A$ (14,670) | A$ 1,421 |
| **Approximate basic and diluted (loss) earnings per ADR in accordance with US-GAAP(h):** | | | |
| Ordinary ADRs | A$ (0.24) | A$ (10.63) | A$ 0.96 |
| Preferred ADRs | A$ (0.29) | A$ (12.76) | A$ 1.15 |

(1) The write-down of the Group's investment in Gemstar-TV Guide is included in Equity in losses of associated companies in the consolidated condensed statement of operations.

(2) The fiscal 2002 charge represents the Group's proportionate share of the cumulative effect of accounting change for the adoption of SOP 00-2 by Fox Family Worldwide of A$42 million and SFAS No. 142 by Gemstar-TV Guide of A$76 million.

| | At June 30, | |
|---|---|---|
| | 2002 | 2003 |
| | (in millions) | |
| Shareholders' equity as reported in the consolidated statements of financial position under A-GAAP | A$ 39,468 | A$ 38,721 |
| Items increasing (decreasing) reported shareholders' equity: | | |
| Publishing rights, titles, and television licenses: | | |
| (a) & (i) Revaluation of assets and Other comprehensive income | (4,814) | (4,345) |
| (f) & (j) Developing businesses and Cable distribution investments | (1,978) | (1,773) |
| (b) Allocation of purchase price of business combinations | (6,874) | (5,380) |
| (k) Acquisitions | — | (1,463) |
| Other | (220) | 47 |
| *Revaluation and other* | (13,886) | (12,914) |
| (b) Allocation of purchase price of business combinations | (3,505) | (2,558) |
| *Amortization* | (3,505) | (2,558) |
| Goodwill: | | |
| (e) Income taxes | 1,407 | 1,295 |
| (k) Acquisitions | 3,573 | 3,980 |
| (b) Allocation of purchase price of business combinations | 6,874 | 5,122 |
| Other | 14 | 66 |
| *Effect of adopting SFAS No. 109 and other deferred taxes* | 11,868 | 10,463 |
| (b) Allocation of purchase price of business combinations | 177 | (280) |
| *Amortization* | 177 | (280) |
| Accounts payable and other—non-current liabilities: | | |
| (e) Income taxes | (2,781) | (2,583) |
| (d) Minority interest in subsidiaries | 44 | 36 |
| (k) Acquisitions | (1,800) | (1,746) |
| (b) Intangible assets | — | (8) |
| Other | (8) | (8) |
| *Effect of adopting SFAS No. 109 and other deferred taxes* | (4,545) | (4,309) |
| (d) Minority interest in subsidiaries | (462) | 8 |
| (c ) Investments | 251 | 163 |
| (g) & (i) Minimum pension liability | (99) | (506) |
| Other | (239) | (213) |
| *Effect of adopting SFAS No. 133 and other* | (549) | (548) |
| Investments: | | |
| (c) & (i) Investments and Other comprehensive income | 191 | 118 |
| *Unrealized gains on certain investments available for sale* | 191 | 118 |
| (c) Investments | 1,485 | 1,337 |
| (k) Acquisitions | (2,259) | (1,783) |
| *Associated companies reserve* | (774) | (446) |
| Minority interest in subsidiaries: | | |
| (d) Minority interest in subsidiaries | (3,604) | (5,785) |
| *Minority interest in subsidiaries* | (3,604) | (5,785) |
| Other: | | |
| (a) & (i) Revaluation of assets and Other comprehensive income | (141) | (131) |
| (g) & (i) Intangible pension asset | 28 | 18 |
| (b) & (j) Intangible assets and Revenue | 395 | 430 |
| Other | (170) | (50) |
| *Other* | 112 | 267 |
| Net decrease in reported shareholders' equity | (14,515) | (15,992) |
| Approximate shareholders' equity in accordance with US-GAAP | A$ 24,953 | A$ 22,729 |

# News Corporation

1211 AVENUE OF THE AMERICAS • NEW YORK, NY 10036 • 212-852-7000


SEC MAIL
PROCESSING
RECEIVED
SEP 15 2003
WASH. D.C.
155
SECTION

September 12, 2003

VIA OVERNIGHT MAIL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The News Corporation Limited Reports on Form 6-K for
September , 2003 (September 12, 2003)

Gentlemen:

Enclosed please find eight copies of The News Corporation Limited Report on Form 6-K for September , 2003 (September 12, 2003). One of the eight enclosed copies of the Report has been manually signed.

By copy of this letter, we are filing two copies of the enclosed Report with the New York Stock Exchange.

Please acknowledge receipt of the enclosure by stamping the attached copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Camille M. Joseph

Enclosures
cc: New York Stock Exchange



1211 AVENUE OF THE AMERICAS • NEW YORK, NY 10036 • 212-852-7000

September 12, 2003


SEC MAIL PROCESSING
RECEIVED
SEP 15 2003
WASH. D.C. 155 SECTION

VIA OVERNIGHT MAIL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The News Corporation Limited Report on Form 6-K for September , 2003 (September 12, 2003)

Gentlemen:

Enclosed please find eight copies of The News Corporation Limited Report on Form 6-K for September , 2003 (September 12, 2003). One of the eight enclosed copies of the Report has been manually signed.

By copy of this letter, we are filing two copies of the enclosed Report with the New York Stock Exchange.

Please acknowledge receipt of the enclosure by stamping the attached copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Camille M. Joseph

Enclosures
cc: New York Stock Exchange

RECEIPT ACKNOWLEDGED:

By: